UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

Brookfield Property Partners L.P.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

73 Front Street Hamilton, HM 12 Bermuda

(Address of principal executive office)

Steven J. Douglas

Brookfield Property Partners L.P.

Three World Financial Center

11th Floor

New York, NY 10281-1021

Tel: 212-417-7000

Fax: 212-417-7196

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Copy to:

Mile T. Kurta

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York 10036-7703

(212) 880-6000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Limited Partnership Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.                                                      N/A

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☐

-i-

(continued)

-ii-

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this Form 20-F using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated or the context otherwise requires, in this Form 20-F:

•	the disclosure assumes that the spin-off has been completed;

•

operating and other statistical information with respect to our portfolio is presented as of December 31, 2011, as if we owned our portfolio as of such date although we will not acquire the commercial property operations of Brookfield Asset Management until shortly before the spin-off;

•

all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, but unless otherwise specified excludes interests in Brookfield-sponsored real estate opportunity and finance funds and our interest in Canary Wharf plc, or Canary Wharf;

•

all financial information is presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, other than certain non-IFRS financial measures which are defined under “Use of Non-IFRS Measures”; and

•

the disclosure on Brookfield Asset Management’s ownership in our business following the spin-off does not reflect the nominal amount of our units that Brookfield Asset Management will withhold in connection with the satisfaction of Canadian federal and U.S. “backup” withholding tax requirements for non-Canadian registered shareholders.

In this Form 20-F, unless the context suggests otherwise, references to “we”, “us” and “our” are to our company, the Property Partnership, the Holding Entities and the operating entities, each as defined below, taken together. Unless the context suggests otherwise, in this Form 20-F references to:

•	an “affiliate” of any person are to any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person;

•

“assets under management” are to assets managed by us or by Brookfield on behalf of our third party investors, as well as our own assets, and also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers;

•	“Australia” are to Australia and New Zealand;

•

the “BPY General Partner” are to the general partner of our company, which prior to the spin-off will be 1648285 Alberta ULC, a wholly-owned subsidiary of Brookfield Asset Management, and following completion of the spin-off will be Brookfield Property Partners Limited, a wholly-owned subsidiary of Brookfield Asset Management;

•	“Brookfield” are to Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than us;

•	“Brookfield Asset Management” are to Brookfield Asset Management Inc.;

•	“our business” are to our business of owning, operating and investing in commercial property, both directly and through our operating entities;

•	“our company” or “our partnership” are to Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

•

“commercial property” or “commercial properties” are to commercial and other real property which generates or has the potential to generate income, including office, retail, multi-family and industrial assets, but does not include, among other things, residential land development, home building, construction, real estate advisory and other similar operations or services;

•	“Holding Entities” are to the direct subsidiaries of the Property Partnership, from time to time, through which it indirectly holds all of our interests in our operating entities;

•	“our limited partnership agreement” are to the amended and restated limited partnership agreement of our company to be entered into on or about the date of the spin-off;

•

the “Managers” are to the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are expected to be Brookfield Asset Management (Barbados) Inc., BGRE Partners LP, Brookfield Developments Europe Ltd. and Brookfield Global Real Estate LLC, which are subsidiaries of Brookfield Asset Management, and unless the context otherwise requires, include any other affiliate of Brookfield that is appointed by the Managers from time to time to act as a Manager or otherwise provides services to us pursuant to our Master Services Agreement;

•	“Master Services Agreement” are to the master services agreement among the Service Recipients, the Managers, and certain other subsidiaries of Brookfield Asset Management who are parties thereto;

•

“operating entities” are to the entities in which the Holding Entities hold interests and that directly or indirectly hold our real estate assets other than entities in which the Holding Entities hold interests for investment purposes only of less than 5% of the equity securities;

•	“our portfolio” are to the commercial property assets in our office, retail, multi-family and industrial and opportunistic investment platforms, as applicable;

•

the “Property General Partner” are to the general partner of the Property GP LP, which prior to the spin-off will be 1648287 Alberta ULC, a wholly-owned subsidiary of Brookfield Asset Management, and following completion of the spin-off will be Brookfield Property General Partner Limited, a wholly-owned subsidiary of Brookfield Asset Management;

•	the “Property GP LP” are to Brookfield Property GP L.P., a wholly-owned subsidiary of Brookfield Asset Management, which serves as the general partner of the Property Partnership;

•	the “Property Partnership” are to Brookfield Property L.P.;

•

the “Redemption-Exchange Mechanism” are to the mechanism by which Brookfield may request redemption of its Redemption-Exchange Units in whole or in part in exchange for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company, as more fully described in Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”;

•

the “Redemption-Exchange Units” are to units with a right of redemption issued by the Property Partnership to Brookfield in connection with the Redemption-Exchange Mechanism, as more fully described in Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”;

•	“Service Recipients” are to our company, the Property Partnership and the Holding Entities;

•

“spin-off” are to the special dividend of our units by Brookfield Asset Management as described under Item 4.A. “Information on the Company — History and Development of the Company — The Spin-Off”; and

•	“our units” and “units of our company” are to the non-voting limited partnership units in our company and references to “our unitholders” and “our limited partners” are to the holders of our units.

Historical Performance and Market Data

This Form 20-F contains information relating to our business as well as historical performance and market data for Brookfield Asset Management and certain of its operating platforms. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.

Financial Information

The financial information contained in this Form 20-F is presented in U.S. Dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to U.S. Dollars. Canadian Dollars, Australian Dollars, New Zealand Dollars, British Pounds, Euros and Brazilian Reais are identified as “C$”, “A$”, “NZ$”, “£”, “€” and “R$”, respectively.

Use of Non-IFRS Measures

In addition to results reported in accordance with IFRS, we use certain non-IFRS financial measures, such as property net operating income (“NOI”), funds from operations (“FFO”) and total return (“Total Return”) to evaluate our performance and to determine the net asset values of our business. These terms do not have standard meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. NOI, FFO and Total Return should not be regarded as alternatives to other financial reporting measures prepared in accordance with IFRS and should not be considered in isolation or as substitutes for measures prepared in accordance with IFRS.

We define NOI as revenues from operations of consolidated properties less direct operating costs. NOI is used as a key indicator of performance as it represents a measure over which management has a certain degree of control. We evaluate the performance of management by using a “same store analysis”, which compares the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions, one-time items and foreign exchange. For a reconciliation of NOI to IFRS measures, see Item 5.A. “Operating and Financial Review and Prospects — Operating Results — Reconciliation of Performance Measures to IFRS Measures”.

We define FFO as income, including equity accounted income, before realized gains (losses), fair value gains (losses) (including equity accounted fair value gains (losses)), income tax expense (benefit), and less non-controlling interests. FFO is an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate commercial properties. Because FFO excludes realized gains (losses), fair value gains (losses) (including equity accounted fair value gains (losses)), and income tax expense (benefit), it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. For a reconciliation of FFO to net income, see Item 5.A. “Operating and Financial Review and Prospects — Reconciliation of Performance Measures to IFRS Measures”. We reconcile FFO to net income attributable to Brookfield rather than cash flow from operating activities as we believe net income is the most comparable measure.

We define Total Return as income before income tax expense (benefit) and the related non-controlling interests. Total Return is used as a key indicator of performance as we believe that our performance is best assessed by considering FFO plus the increase or decrease in the value of our assets over a period of time because that is the basis on which we make investment decisions and operate our business. For a reconciliation of Total Return to net income, see Item 5.A. “Operating and Financial Review and Prospects — Operating Results — Reconciliation of Performance Measures to IFRS Measures”.

We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto, our pro forma financial statements and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements in this Form 20-F include statements regarding the anticipated benefits of the spin-off, the quality of our assets, our anticipated financial performance, our company’s future growth prospects, our ability to make distributions and the amount of such distributions, the listing and liquidity of our units and our company’s access to capital. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or the negative of those terms or other comparable terminology.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:

•	changes in the general economy;

•	the cyclical nature of the real estate industry;

•	actions of competitors;

•	failure to attract new tenants and enter into renewal or new leases with tenants on favorable terms;

•	our ability to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

•	actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

•	the bankruptcy, insolvency, credit deterioration or other default of our tenants;

•	actions or potential actions that could be taken by Brookfield;

•	the departure of some or all of Brookfield’s key professionals;

•	the threat of litigation;

•	changes to legislation and regulations;

•	possible environmental liabilities and other possible liabilities;

•	our ability to obtain adequate insurance at commercially reasonable rates;

•	our financial condition and liquidity;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

•	the general volatility of the capital markets and the market price of our units; and

•

other factors described in this Form 20-F, including those set forth under Item 3.D. “Key Information — Risk Factors”, Item 5. “Operating and Financial Review and Prospects” and Item 4.B. “Information on the Company — Business Overview”.

Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this Form 20-F.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A. DIRECTORS AND SENIOR MANAGEMENT

For information regarding our directors and senior management, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management”.

1.B. ADVISERS

Our U.S. and Canadian legal counsel is Torys LLP, 1114 Avenue of the Americas, 23rd Floor, New York, New York 10036. Our Bermuda legal counsel is Appleby, Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton, Bermuda.

1.C. AUDITORS

The BPY General Partner has retained Deloitte & Touche LLP to act as our company’s independent registered chartered accountants. The address for Deloitte & Touche LLP is Brookfield Place, 181 Bay Street, Suite 1400, Toronto, Ontario, M5J 2V1.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

The following tables present selected financial data for Brookfield’s commercial property operations that will be contributed to us prior to the spin-off. The information in this section is derived from, and should be read in conjunction with, the carve-out financial statements of Brookfield’s commercial property operations as at December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010 and 2009, and the notes thereto, each of which is included elsewhere in this Form 20-F. The information in this section should also be read in conjunction with our unaudited pro forma financial statements (“Unaudited Pro Forma Financial Statements”) as at and for the year ended December 31, 2011 included elsewhere in this Form 20-F.

(US$ Millions)	2011	2010	2009

Total revenue	$2,820	$2,270	$1,999

Net income (loss)	3,745	2,109	(734)

Net income (loss) attributable to parent company	2,323	1,026	(477)

FFO(1)	576	426	391

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010

Investment properties	$27,594	$20,960

Equity accounted investments	6,888	4,402

Total assets	40,317	30,567

Property debt	15,387	11,964

Total equity	21,494	15,144

Equity in net assets attributable to parent company	11,881	7,464

(1)	FFO is a non-IFRS financial measure. See Item 5.A. “Operations and Financial Review and Prospects — Reconciliation of Performance Measures to IFRS Measures”.

3.B. CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our company’s pro forma capitalization and indebtedness as at the dates indicated below on an actual basis and as adjusted to give effect to the spin-off as well as the other transactions referred to in the Unaudited Pro Forma Financial Statements included elsewhere in this Form 20-F, as though they had occurred on December 31, 2011.

This information should be read in conjunction with Item 5.A. “Operating and Financial Review and Prospects — Operating Results” and Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources”, collectively referred to herein as the Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, and the Unaudited Pro Forma Financial Statements included elsewhere in this Form 20-F.

As at December 31, 2011
(US$ Millions)	Actual (1)	Pro Forma
Total Assets	-	39,541

Debt
Property debt	-	14,619
Capital securities	-	2,494
Total Debt	-	17,113
Other liabilities		2,409
Total Liabilities	-	19,522

Equity
Partnership equity	-	10,396
Non-controlling interests	-	9,623
Total Equity	-	20,019

Debt to total capitalization (total debt / total assets)	-	43%

(1)	Balance sheet of our company as at March 15, 2012, which includes partnership equity of $0.001 which is not presented due to rounding.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

Your holding of units of our company will involve substantial risks. You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of your units would likely suffer.

Risks Relating to Us and Our Company

Our company is a newly formed partnership with no separate operating history and the historical and pro forma financial information included herein does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.

Our company was formed on January 3, 2012 and has only recently commenced its activities and has not generated any significant net income to date. Our lack of operating history will make it difficult to assess our ability to operate profitably and make distributions to unitholders. Although some of our assets and operations have been under Brookfield’s control prior to the formation of our company, their combined results have not previously been reported on a stand-alone basis and the historical and pro forma financial statements included in this Form 20-F may not be indicative of our future financial condition or operating results. We urge you to carefully consider the basis on which the historical and pro forma financial information included herein was prepared and presented.

Our company relies on the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations.

Our company’s sole direct investment is its limited partnership interest in the Property Partnership, which owns all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold all of our interests in the operating entities. Our company has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and to meet our financial obligations. The Property Partnership, the Holding Entities and our operating entities are legally distinct from our company and some of them are restricted in their ability to pay dividends and distributions or otherwise make funds available to our company pursuant to local law, regulatory requirements and their contractual agreements. Any other entities through which we may conduct operations in the future will also be legally distinct from our company and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to our company under certain conditions. The Property Partnership, the Holding Entities and our operating entities will generally be required to service their debt obligations before making distributions to us or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our units, fund working capital and satisfy other needs.

We anticipate that the only distributions our company will receive in respect of our limited partnership interests in the Property Partnership will consist of amounts that are intended to assist our company in making distributions to our unitholders in accordance with our company’s distribution policy and to allow our company to pay expenses as they become due.

We are subject to foreign currency risk and our risk management activities may adversely affect the performance of our operations.

Some of our assets and operations are in countries where the U.S. Dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. Dollar which we must convert to U.S. Dollars prior to making distributions on our units. A significant depreciation in the value of such foreign currencies may have a material adverse effect on our business, financial condition and results of operations.

When managing our exposure to such market risks, we may use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments. The success of any hedging or other derivative transactions that we enter into generally will depend on our ability to structure contracts that appropriately offset our risk position. As a result, while we may enter into such transactions in order to reduce our exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

Our company is not, and does not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions) and if our company were deemed an “investment company” under the U.S. Investment Company Act of 1940, applicable restrictions would make it impractical for us to operate as contemplated.

The U.S. Investment Company Act of 1940 and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our company has not been and does not intend to become regulated as an investment company and our company intends to conduct its activities so it will not be deemed to be an investment company under the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions). In order to ensure that our company is not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans, we will be limited in the types of acquisitions that we may make and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. Moreover, if anything were to happen which would potentially cause our company to be deemed an investment company under the U.S. Investment Company Act of 1940, it would be impractical for us to operate as intended, agreements and arrangements between and among us and Brookfield would be impaired and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of our company and the Holding Entities, the amendment of our limited partnership agreement or the termination of our company, any of which would materially adversely affect the value of our units. In addition, if our company were deemed to be an investment company under the U.S. Investment Company Act of 1940, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment would materially adversely affect the value of our units. See Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Partnership Status of Our Company and the Property Partnership”.

Our company is a “foreign private issuer” under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the New York Stock Exchange, or NYSE.

Although our company is subject to the periodic reporting requirement of the U.S. Securities Exchange Act, as amended, or the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States and our company is exempt from certain other sections of the Exchange Act that U.S. domestic registrants would otherwise be subject to, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our company will not be obligated to file reports under Section 16 of the Exchange Act and certain of the governance rules imposed by the NYSE will be inapplicable to our company.

Our company is expected to be an “SEC foreign issuer” under Canadian securities regulations and exempt from certain requirements of Canadian securities laws.

Although our company will become a reporting issuer in Canada, we expect it will be an “SEC foreign issuer” and exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if our company complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the U.S. Securities and Exchange Commission, or the SEC, are filed in Canada and sent to our company’s unitholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada.

Risks Relating to Our Business

Our economic performance and the value of our assets are subject to the risks incidental to the ownership and operation of real estate assets.

Our economic performance, the value of our assets and, therefore, the value of our units are subject to the risks normally associated with the ownership and operation of real estate assets, including but not limited to:

•	downturns and trends in the national, regional and local economic conditions where our properties and other assets are located;

•	the cyclical nature of the real estate industry;

•	local real estate market conditions, such as an oversupply of commercial properties, including space available by sublease, or a reduction in demand for such properties;

•	changes in interest rates and the availability of financing;

•	competition from other properties;

•	changes in market rental rates and our ability to rent space on favorable terms;

•	the bankruptcy, insolvency, credit deterioration or other default of our tenants;

•	the need to periodically renovate, repair and re-lease space and the costs thereof;

•	increases in maintenance, insurance and operating costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•	the decrease in the attractiveness of our properties to tenants;

•	the decrease in the underlying value of our properties; and

•

certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges that must be made regardless of whether a property is producing sufficient income to service these expenses.

We are dependent upon the economic conditions of the markets where our assets are located.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions will cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Europe, Australia and Brazil. A prolonged downturn in one or more of these economies or the economy of any other country where we own property would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

Additionally, as part of our strategy for our office property platform is to focus on markets underpinned by major financial, energy and professional services businesses, a significant downturn in one or more of the industries in which these businesses operate would also adversely affect our results of operations.

We face risks associated with the use of debt to finance our business, including refinancing risk.

We incur debt in the ordinary course of our business and therefore are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations:

•	cash flows may be insufficient to meet required payments of principal and interest;

•	payments of principal and interest on borrowings may leave insufficient cash resources to pay operating expenses;

•

we may not be able to refinance indebtedness on our properties at maturity due to business and market factors, including: disruptions in the capital and credit markets; the estimated cash flows of our properties and other assets; the value of our properties and other assets; and financial, competitive, business and other factors, including factors beyond our control; and

•	if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.

Our operating entities have a significant degree of leverage on their assets. Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt.

We rely on our operating entities to provide our company with the funds necessary to make distributions on our units and meet our financial obligations. The leverage on our assets may affect the funds available to our company if the terms of the debt impose restrictions on the ability of our operating entities to make distributions to our company. In addition, our operating entities will generally have to service their debt obligations before making distributions to our company or their parent entity.

Leverage may also result in a requirement for liquidity, which may force the sale of assets at times of low demand and/or prices for such assets.

We may also incur indebtedness under future credit facilities, such as the revolving credit facility we expect to obtain from Brookfield, or other debt-like instruments, in addition to any asset-level indebtedness. We may also issue debt or debt-like instruments in the market in the future, which may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade will have an adverse impact on the cost of such debt.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties or other assets upon disadvantageous terms. In addition, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we mortgage property to secure payment of indebtedness and are unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases. This may adversely affect our ability to make distributions or payments to our unitholders and lenders.

Restrictive covenants in our indebtedness may limit management’s discretion with respect to certain business matters.

Instruments governing any of our indebtedness or indebtedness of our operating entities or their subsidiaries may contain restrictive covenants limiting our discretion with respect to certain business matters. These covenants could place significant restrictions on, among other things, our ability to create liens or other encumbrances, to make distributions to our unitholders or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. These covenants could also require us to meet certain financial ratios and financial condition tests. A failure to comply with any such covenants could result in a default which, if not cured or waived, could permit acceleration of the relevant indebtedness.

If we are unable to manage our interest rate risk effectively, our cash flows and operating results may suffer.

Advances under credit facilities and certain property-level mortgage debt bear interest at a variable rate. We may incur further indebtedness in the future that also bears interest at a variable rate or we may be required to refinance our debt at higher rates. In addition, though we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

We face potential adverse effects from tenant defaults, bankruptcies or insolvencies.

A commercial tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments.

We cannot evict a tenant solely because of its bankruptcy. In addition, in certain jurisdictions where we own properties, a court may authorize a tenant to reject and terminate its lease. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt or insolvent tenant will pay the full amount it owes under a lease. The loss of rental payments from tenants and costs of re-leasing would adversely affect our cash flows and results of operations. In the case of our retail properties, the bankruptcy or insolvency of an anchor tenant or tenant with stores at many of our properties would cause us to suffer lower revenues and operational difficulties, including difficulties leasing the remainder of the property. Significant expenses associated with each property, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the property. In the event of a significant number of lease defaults and/or tenant bankruptcies, our cash flows may not be sufficient to pay cash distributions to our unitholders and repay maturing debt or other obligations.

Reliance on significant tenants could adversely affect our results of operations.

Many of our properties are occupied by one or more significant tenants and, therefore, our revenues from those properties will be materially dependent on the creditworthiness and financial stability of those tenants. Our business would be adversely affected if any of those tenants failed to renew certain of their significant leases, became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all. In the event of a default by one or more significant tenants, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing the property. If a lease of a significant tenant is terminated, it may be difficult, costly and time consuming to attract new tenants and lease the property for the rent previously received.

Our inability to enter into renewal or new leases with tenants on favorable terms or at all for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.

Our properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all. Additionally, we may not be able to lease our properties to an appropriate mix of tenants. Retail tenants may negotiate leases containing exclusive rights to sell particular types of merchandise or services within a particular retail property. When leasing other space after the vacancy of a retail tenant, these provisions may limit the number and types of prospective tenants for the vacant space.

Our competitors may adversely affect our ability to lease our properties which may cause our cash flows and operating results to suffer.

Each segment of the real estate industry is competitive. Numerous other developers, managers and owners of commercial properties compete with us in seeking tenants and, in the case of our multi-family properties, there are numerous housing alternatives which compete with our properties in attracting residents. Some of the properties of our competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer.

Our ability to realize our strategies and capitalize on our competitive strengths are dependent on the ability of our operating entities to effectively operate our large group of commercial properties, maintain good relationships with tenants, and remain well-capitalized, and our failure to do any of the foregoing would affect our ability to compete effectively in the markets in which we do business.

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry; however, our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates in the future.

There also are certain types of risks (such as war, environmental contamination such as toxic mold, and lease and other contract claims) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more properties, and we would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

Possible terrorist activity could adversely affect our financial condition and results of operations and our insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates.

Possible terrorist attacks in the markets where our properties are located may result in declining economic activity, which could reduce the demand for space at our properties, reduce the value of our properties and could harm the demand for goods and services offered by our tenants.

Additionally, terrorist activities could directly affect the value of our properties through damage, destruction or loss. Our office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Many of our office properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. Our insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates.

We are subject to risks relating to development and redevelopment projects.

On a strategic and selective basis, we may develop and redevelop properties. The real estate development and redevelopment business involves significant risks that could adversely affect our business, financial condition and results of operations, including the following:

•	we may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties;

•	we may not have sufficient capital to proceed with planned redevelopment or expansion activities;

•	we may abandon redevelopment or expansion activities already under way, which may result in additional cost recognition;

•	we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;

•	we may not be able to lease properties at all or on favorable terms, or occupancy rates and rents at a completed project might not meet projections and, therefore, the project might not be profitable;

•	construction costs, total investment amounts and our share of remaining funding may exceed our estimates and projects may not be completed and delivered as planned; and

•	upon completion of construction, we may not be able to obtain, or obtain on advantageous terms, permanent financing for activities that we have financed through construction loans.

We are subject to risks that affect the retail environment.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, low consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

In addition, our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows. Additionally, our retail tenants are dependent on perceptions by retailers and shoppers of the safety, convenience and attractiveness of our retail properties. If retailers and shoppers perceive competing properties and other retailing options such as the internet to be more convenient or of a higher quality, our revenues may be adversely affected.

Some of our retail lease agreements include a co-tenancy provision which allows the mall tenant to pay a reduced rent amount and, in certain instances, terminate the lease, if we fail to maintain certain occupancy levels at the mall. In addition, certain of our tenants have the ability to terminate their leases prior to the lease expiration date if their sales do not meet agreed upon thresholds. Therefore, if occupancy, tenancy or sales fall below certain thresholds, rents we are entitled to receive from our retail tenants would be reduced and our ability to attract new tenants may be limited.

The computation of cost reimbursements from our retail tenants for common area maintenance, insurance and real estate taxes is complex and involves numerous judgments including interpretation of lease terms and other tenant lease provisions. Most tenants make monthly fixed payments of common area maintenance, insurance, real estate taxes and other cost reimbursements and, after the end of the calendar year, we compute each tenant’s final cost reimbursements and issue a bill or credit for the full amount, after considering amounts paid by the tenant during the year. The billed amounts could be disputed by the tenant or become the subject of a tenant audit or even litigation. There can be no assurance that we will collect all or any portion of these amounts.

We are subject to risks associated with the multi-family residential industry.

We are subject to risks associated with the multi-family residential industry, including the level of mortgage interest rates which may encourage tenants to purchase rather than lease and housing and governmental programs that provide assistance and rent subsidies to tenants. If the demand for multi-family properties is reduced, income generated from our multi-family residential properties and the underlying value of such properties may be adversely affected.

In addition, certain jurisdictions regulate the relationship of an owner and its residential tenants. Commonly, these laws require a written lease, good cause for eviction, disclosure of fees, and notification to residents of changed land use, while prohibiting unreasonable rules, retaliatory evictions, and restrictions on a resident’s choice of landlords. Apartment building owners have been the subject of lawsuits under various “Landlord and Tenant Acts” and other general consumer protection statutes for coercive, abusive or unconscionable leasing and sales practices. If we become subject to litigation, the outcome of any such proceedings may materially adversely affect us and may continue for long periods of time. A few jurisdictions may offer more significant protection to residential tenants. In addition to state or provincial regulation of the landlord-tenant relationship, numerous towns and municipalities impose rent control on apartment buildings. The imposition of rent control on our multi-family residential units could have a materially adverse effect on our results of operations.

If we are unable to recover from a business disruption on a timely basis our financial condition and results of operations could be adversely affected.

Our business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions.

Because certain of our assets are illiquid, we may not be able to sell these assets when appropriate or when desired.

Large commercial properties like the ones that we own can be hard to sell, especially if local market conditions are poor. Such illiquidity could limit our ability to diversify our assets promptly in response to changing economic or investment conditions.

Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions reduce our ability to respond to changes in the performance of our assets and could adversely affect our financial condition and results of operations.

We face risks associated with property acquisitions.

Competition from other well-capitalized real estate investors, including both publicly-traded real estate investment trusts and institutional investment funds, may significantly increase the purchase price of, or prevent us from acquiring, a desired property. Acquisition agreements will typically contain conditions to closing, including completion of due diligence to our satisfaction or other conditions that are not within our control, which may not be satisfied. Acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or unfamiliarity with local government and applicable laws and regulations. We may be unable to finance acquisitions on favorable terms or newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or we may be unable to quickly and efficiently integrate new acquisitions into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse effect on our results of operations and financial condition.

We do not control certain of our operating entities, including General Growth Properties, Inc., or GGP and Canary Wharf, and therefore we may not be able to realize some or all of the benefits that we expect to realize from those entities.

We do not have control of certain of our operating entities, including GGP and Canary Wharf. Our interests in those entities subject us to the operating and financial risks of their businesses, the risk that the relevant company may make business, financial or management decisions that we do not agree with, and the risk that we may have differing objectives than the entities in which we have interests. Because we do not have the ability to exercise control over those entities, we may not be able to realize some or all of the benefits that we expect to realize from those entities. For example, we may not be able to cause such operating entities to make distributions to us in the amount or at the time that we need or want such distributions. In addition, we rely on the internal controls and financial reporting controls of the public companies in which we invest and the failure of such companies to maintain effective controls or comply with applicable standards may adversely affect us.

We do not have sole control over the properties that we own with co-venturers, partners, fund investors or co-tenants or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.

We participate in joint ventures, partnerships, funds and co-tenancies affecting many of our properties. Such investments involve risks not present were a third party not involved, including the possibility that our co-venturers, partners, fund investors or co-tenants might become bankrupt or otherwise fail to fund their share of required capital contributions. The bankruptcy of one of our co-venturers, partners, fund investors or co-tenants could materially and adversely affect the relevant property or properties. Pursuant to bankruptcy laws, we could be precluded from taking some actions affecting the estate of the other investor without prior court approval which would, in most cases, entail prior notice to other parties and a hearing. At a minimum, the requirement to obtain court approval may delay the actions we would or might want to take. If the relevant joint venture or other investment entity has incurred recourse obligations, the discharge in bankruptcy of one of the other investors might result in our ultimate liability for a greater portion of those obligations than would otherwise be required.

Additionally, our co-venturers, partners, fund investors or co-tenants might at any time have economic or other business interests or goals which are inconsistent with those of our company, and we could become engaged in a dispute with any of them that might affect our ability to develop or operate a property. In addition, we do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties; and capital improvements.

In some instances where we are the property manager for a joint venture, the joint venture retains joint approval rights over various material matters such as the budget for the property, specific leases and our leasing plan. Moreover, in certain property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property managers’ obligations. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but we may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell an interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

We are subject to risks associated with commercial property loans.

We have interests in loans or participations in loans, or securities whose underlying performance depends on loans made with respect to a variety of commercial real estate. Such interests are subject to normal credit risks as well as those generally not associated with traditional debt securities. The ability of the borrowers to repay the loans will typically depend upon the successful operation of the related real estate project and the availability of financing. Any factors which affect the ability of the project to generate sufficient cash flow could have a material effect on the value of these interests. Such factors include, but are not limited to: the uncertainty of cash flow to meet fixed obligations; adverse changes in general and local economic conditions, including interest rates and local market conditions; tenant credit risks; the unavailability of financing, which may make the operation, sale, or refinancing of a property difficult or unattractive; vacancy and occupancy rates; construction and operating costs; regulatory requirements, including zoning, rent control and real and personal property tax laws, rates and assessments; environmental concerns; project and borrower diversification; and uninsured losses. Security underlying such interests will generally be in a junior or subordinate position to senior financing. In certain circumstances, in order to protect our interest, we may decide to repay all or a portion of the senior indebtedness relating to the particular interests or to cure defaults with respect to such senior indebtedness.

We invest in mezzanine debt, which can rank below other senior lenders.

We invest in mezzanine debt interests in real estate companies and properties whose capital structures have significant debt ranking ahead of our investments. Our investments will not always benefit from the same or similar financial and other covenants as those enjoyed by the debt ranking ahead of our investments or benefit from cross-default provisions. Moreover, it is likely that we will be restricted in the exercise of our rights in respect of our investments by the terms of subordination agreements with the debt ranking ahead of the mezzanine capital. Accordingly, we may not be able to take the steps necessary to protect our investments in a timely manner or at all and there can be no assurance that the rate of return objectives of any particular investment will be achieved. To protect our original investment and to gain greater control over the underlying assets, we may elect to purchase the interest of a senior creditor or take an equity interest in the underlying assets, which may require additional investment requiring us to expend additional capital.

We are subject to risks related to syndicating or selling participations in our interests.

The strategy of the finance funds in which we have interests depends, in part, upon syndicating or selling participations in senior interests, either through capital markets collateralized debt obligation transactions or otherwise. If the finance funds cannot do so on terms that are favorable to us, we may not make the returns we anticipate.

We face risks relating to the legal aspects of mortgage loans and may be subject to liability as a lender.

Certain interests acquired by us will be subject to risks relating to the legal aspects of mortgage loans. Depending upon the applicable law governing mortgage loans (which laws may differ substantially), we may be adversely affected by the operation of law (including state or provincial law) with respect to our ability to foreclose mortgage loans, the borrower’s right of redemption, the enforceability of assignments of rents, due on sale and acceleration clauses in loan instruments, as well as other creditors’ rights provided in such documents. In addition, we may be subject to liability as a lender with respect to our negotiation, administration, collection and/or foreclosure of mortgage loans. As a lender, we may also be subject to penalties for violation of usury limitations, which penalties may be triggered by contracting for, charging or receiving usurious interest. Bankruptcy laws may delay our ability to realize on our collateral or may adversely affect the priority thereof through doctrines such as equitable subordination or may result in a restructuring of the debt through principles such as the “cramdown” provisions of applicable bankruptcy laws.

We have significant interests in public companies, and changes in the market prices of the stock of such public companies, particularly during times of increased market volatility, could have a negative impact on our financial condition and results of operations.

We hold significant interests in public companies, and changes in the market prices of the stock of such public companies could have a material impact on our financial condition and results of operations. Global securities markets have been highly volatile, and continued volatility may have a material negative impact on our consolidated financial position and results of operations.

We have significant interests in Brookfield-sponsored real estate opportunity and finance funds, and poor investment returns in these funds could have a negative impact on our financial condition and results of operations.

We have, and expect to continue to have in the future, significant interests in Brookfield-sponsored real estate opportunity and finance funds, and poor investment returns in these funds, due to either market conditions or underperformance (relative to their competitors or to benchmarks), would negatively affect our financial condition and results of operations. In addition, interests in such funds are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets generally.

Our ownership of underperforming real estate properties involves significant risks and potential additional liabilities.

We hold interests in certain real estate properties with weak financial conditions, poor operating results, substantial financial needs, negative net worth or special competitive problems, or that are over-leveraged. Our ownership of underperforming real estate properties involves significant risks and potential additional liabilities. Our exposure to such underperforming properties may be substantial in relation to the market for those interests and distressed assets may be illiquid and difficult to sell or transfer. As a result, it may take a number of years for the fair value of such interests to ultimately reflect their intrinsic value as perceived by us.

We face risks relating to the jurisdictions of our operations.

We own and operate commercial properties in a number of jurisdictions, including but not limited to North America, Europe, Australia and Brazil. Our operations will be subject to significant political, economic and financial risks, which vary by jurisdiction, and may include:

•	changes in government policies or personnel;

•	restrictions on currency transfer or convertibility;

•	changes in labor relations;

•	political instability and civil unrest;

•	fluctuations in foreign exchange rates;

•	challenges of complying with a wide variety of foreign laws including corporate governance, operations, taxes and litigation;

•	differing lending practices;

•	differences in cultures;

•	changes in applicable laws and regulations that affect foreign operations;

•	difficulties in managing international operations;

•	obstacles to the repatriation of earnings and cash; and

•	breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value.

We are subject to possible environmental liabilities and other possible liabilities.

As an owner and manager of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell our properties or our ability to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operations.

Regulations under building codes and human rights codes generally require that public buildings be made accessible to disabled persons. Non-compliance could result in the imposition of fines by the government or the award of damages to private litigants. If we are required to make substantial alterations or capital expenditures to one or more of our properties, it could adversely affect our financial condition and results of operations.

We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state, provincial and local regulatory requirements, such as state, provincial and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or be subject to private damage awards. Existing requirements may change and compliance with future requirements may require significant unanticipated expenditures that may affect our cash flows and results from operations.

We may suffer a significant loss resulting from fraud, other illegal acts and inadequate or failed internal processes or systems.

We may suffer a significant loss resulting from fraud, other illegal acts and inadequate or failed internal processes or systems. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems, policies and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as people and systems risks. Failure to manage these risks could result in direct or indirect financial loss, reputational impact, regulatory censure or failure in the management of other risks such as credit or market risk.

We may be subject to litigation.

In the ordinary course of our business, we may be subject to litigation from time to time. The outcome of any such proceedings may materially adversely affect us and may continue without resolution for long periods of time. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation.

The acquisition, ownership and disposition of real property expose us to certain litigation risks which could result in losses, some of which may be material. Litigation may be commenced with respect to a property we have acquired in relation to activities that took place prior to our acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosures made, if such buyer is passed over in favor of another as part of our efforts to maximize sale proceeds. Similarly, successful buyers may later sue us under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence. We may also be exposed to litigation resulting from the activities of our tenants or their customers.

We participate in transactions and make tax calculations for which the ultimate tax determination may be uncertain.

We participate in many transactions and make tax calculations during the course of our business for which the ultimate tax determination is uncertain. While we believe we maintain provisions for uncertain tax positions that appropriately reflect our risk, these provisions are made using estimates of the amounts expected to be paid based on a qualitative assessment of several factors. It is possible that liabilities associated with one or more transactions may exceed our provisions due to audits by, or litigation with, relevant taxing authorities which may materially affect our financial condition and results of operations.

Risks Relating to Our Relationship with Brookfield

Brookfield will exercise substantial influence over us and we are highly dependent on the Managers.

Brookfield is the sole shareholder of the BPY General Partner. As a result of its ownership of the BPY General Partner, Brookfield will be able to control the appointment and removal of the BPY General Partner’s directors and, accordingly, exercise substantial influence over us. In addition, the Managers, wholly-owned subsidiaries of Brookfield Asset Management, will provide management services to us pursuant to our Master Services Agreement. Our company and the Property Partnership do not currently have any senior management and will depend on the management and administration services provided by the Managers. Brookfield personnel and support staff who provide services to us are not required to have as their primary responsibility the management and administration of our company or the Property Partnership or to work exclusively for either our company or the Property Partnership. Any failure to effectively manage our business or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all acquisitions of commercial properties that Brookfield identifies.

Our ability to grow will depend in part on Brookfield identifying and presenting us with acquisition opportunities. We were established by Brookfield Asset Management as the primary entity through which Brookfield Asset Management will own and operate its commercial property businesses on a global basis. However, Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of acquisitions of commercial property other than as contemplated by our Master Services Agreement. There are a number of factors which could materially and adversely impact the extent to which acquisition opportunities are made available to us by Brookfield.

For example:

•	Brookfield will only recommend acquisition opportunities that it believes are suitable for us;

•

the same professionals within Brookfield’s organization who are involved in acquisitions of commercial property have other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

•

Brookfield may consider certain assets or operations that have both infrastructure related characteristics and commercial property related characteristics to be infrastructure and not commercial property;

•

Brookfield may not consider an acquisition of commercial property that comprises part of a broader enterprise to be suitable for us, unless the primary purpose of such acquisition, as determined by Brookfield acting in good faith, is to acquire the underlying commercial property;

•	legal, regulatory, tax and other commercial considerations will be an important factor in determining whether an opportunity is suitable for us; and

•

in addition to structural limitations, the determination of whether a particular acquisition is suitable for us is highly subjective and is dependent on a number of factors including our liquidity position at the time, the risk profile of the opportunity, its fit with the balance of our business and other factors.

The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.

We will depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. Our limited partnership agreement and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

The control of the BPY General Partner may be transferred to a third party without unitholder consent.

The BPY General Partner may transfer its general partnership interest in our company to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets, without the consent of our unitholders. Furthermore, at any time, the sole shareholder of the BPY General Partner may sell or transfer all or part of its shares in the BPY General Partner without the approval of our unitholders. If a new owner were to acquire ownership of the BPY General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management, our distributions and the types of acquisitions that we make. Such changes could result in our company’s capital being used to make acquisitions in which Brookfield has no involvement or which are substantially different from our targeted acquisitions. Additionally, we cannot predict with any certainty the effect that any transfer in the ownership of the BPY General Partner would have on the trading price of our units or our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regards to us. As a result, the future of our company would be uncertain and our financial condition and results of operations may suffer.

Brookfield will not owe our unitholders any fiduciary duties under our Master Services Agreement or our other arrangements with Brookfield.

Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, the BPY General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as our general partner, will have sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions.

Our limited partnership agreement and the Property Partnership’s limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to our company and our unitholders, including when conflicts of interest arise. These modifications may be important to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the BPY General Partner and the Property General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”. It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders.

Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our company and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by us, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield”.

Our arrangements with Brookfield have effectively been determined by Brookfield in the context of the spin-off and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

The terms of our arrangements with Brookfield have effectively been determined by Brookfield in the context of the spin-off. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favorable than those which otherwise might have resulted if the negotiations had involved unrelated parties. The transfer agreements under which our assets and operations will be acquired from Brookfield prior to the spin-off do not contain representations and warranties or indemnities relating to the underlying assets and operations. Under our limited partnership agreement, persons who acquire our units and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under our limited partnership agreement or any duty stated or implied by law or equity.

The BPY General Partner may be unable or unwilling to terminate our Master Services Agreement.

Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) any of the Managers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to such Manager; (ii) any of the Managers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; or (iii) upon the happening of certain events relating to the bankruptcy or insolvency of any of the Managers. The BPY General Partner cannot terminate the agreement for any other reason, including if any of the Managers or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because the BPY General Partner is a wholly-owned subsidiary of Brookfield Asset Management, it may be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Managers’ performance does not meet the expectations of investors, and the BPY General Partner is unable or unwilling to terminate our Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of our Master Services Agreement would terminate our company’s rights under the Relationship Agreement and the licensing agreement. See “Relationship Agreement” and “Licensing Agreement” under Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield”.

The liability of the Managers will be limited under our arrangements with them and we will agree to indemnify the Managers against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to us than they otherwise would if acting solely for their own account.

Under our Master Services Agreement, the Managers will not assume any responsibility other than to provide or arrange for the provision of the services described in our Master Services Agreement in good faith and will not be responsible for any action that the BPY General Partner takes in following or declining to follow their advice or recommendations. In addition, under our limited partnership agreement, the liability of the BPY General Partner and its affiliates, including the Managers, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud, gross negligence or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Managers under our Master Services Agreement will be similarly limited. In addition, we have agreed to indemnify the Managers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Managers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Managers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Managers will be parties may also give rise to legal claims for indemnification that are adverse to our company and our unitholders.

Risks Relating to our Units

The price of our units may fluctuate significantly and you could lose all or part of the value of your units.

The market price of our units may fluctuate significantly and you could lose all or part of the value of your units. Factors that may cause the price of our units to vary include:

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changes in our financial performance and prospects and Brookfield’s financial performance and prospects, or in the financial performance and prospects of companies engaged in businesses that are similar to us or Brookfield;

•	the termination of our Master Services Agreement or the departure of some or all of Brookfield’s professionals;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to us;

•	sales of our units by our unitholders, including by Brookfield and/or other significant holders of our units;

•	general economic trends and other external factors, including those resulting from war, incidents of terrorism or responses to such events;

•	speculation in the press or investment community regarding us or Brookfield or factors or events that may directly or indirectly affect us or Brookfield;

•	our ability to raise capital on favorable terms; and

•	a loss of any major funding source.

Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units.

Our units have never been publicly-traded and an active and liquid trading market for our units may not develop.

Prior to the spin-off, there has not been a market for our units. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for our units or, if such a market develops, whether it will be maintained. We cannot predict the effects on the price of our units if a liquid and active trading market for our units does not develop. In addition, if such a market does not develop, relatively small sales of our units may have a significant negative impact on the price of our units.

Our company may issue additional units in the future in lieu of incurring indebtedness which may dilute existing holders of our units or our company may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to holders of our units.

Our company may issue additional securities, including units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the BPY General Partner may determine. The BPY General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our company’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of our company and any redemption, conversion and exchange rights. The BPY General Partner may use such authority to issue additional units, which would dilute existing holders of our units, or to issue securities with rights and privileges that are more favorable than those of our units. You will not have any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

Future sales or issuances of our units in the public markets, or the perception of such sales, could depress the market price of our units.

The sale or issuance of a substantial number of our units or other equity-related securities in the public markets, or the perception that such sales could occur, could depress the market price of our units and impair our ability to raise capital through the sale of additional equity securities. In addition, Brookfield expects its interests in the Property Partnership to be reduced over time through mergers, treasury issuances or secondary sales which could also depress the market price of our units. We cannot predict the effect that future sales or issuances of units, other equity-related securities, or the limited partnership units of the Property Partnership would have on the market price of our units.

Our unitholders do not have a right to vote on partnership matters or to take part in the management of our company.

Under our limited partnership agreement, our unitholders are not entitled to vote on matters relating to our company, such as acquisitions, dispositions or financing, or to participate in the management or control of our company. In particular, our unitholders do not have the right to remove the BPY General Partner, to cause the BPY General Partner to withdraw from our company, to cause a new general partner to be admitted to our partnership, to appoint new directors to the BPY General Partner’s board of directors, to remove existing directors from the BPY General Partner’s board of directors or to prevent a change of control of the BPY General Partner. In addition, except as prescribed by applicable laws, our unitholders’ consent rights apply only with respect to certain amendments to our limited partnership agreement. As a result, unlike holders of common stock of a corporation, our unitholders will not be able to influence the direction of our company, including its policies and procedures, or to cause a change in its management, even if they are dissatisfied with our performance. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our company and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

Our company is a Bermuda exempted limited partnership and it may not be possible for our investors to serve process on or enforce U.S. judgments against us.

Our company is a Bermuda exempted limited partnership and a substantial portion of our assets are located outside the United States. In addition, certain of the directors of the BPY General Partner and certain members of the senior management team who will be principally responsible for providing us with management services reside outside of the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon us or our directors and executive officers, or to enforce, against us or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of U.S. federal securities laws. We believe that there is doubt as to the enforceability in Bermuda, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon U.S. federal securities laws.

Risks Relating to Taxation

General

Changes in tax law and practice may have a material adverse effect on the operations of our company, the Holding Entities, and our operating entities and, as a consequence, the value of our assets and the net amount of distributions payable to our unitholders.

Our structure, including the structure of the Holding Entities and our operating entities, is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the net amount of distributions payable to our unitholders. Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions.

Our company’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and we cannot assure unitholders that we will be able to make cash distributions in amounts that are sufficient to fund their tax liabilities.

Our Holding Entities and operating entities may be subject to local taxes in each of the relevant territories and jurisdictions in which they operate, including taxes on income, profits or gains and withholding taxes. As a result, our company’s cash available for distribution is indirectly reduced by such taxes, and the post-tax return to our unitholders is similarly reduced by such taxes. We intend for future acquisitions to be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences to our unitholders as a result of making such acquisitions.

In general, a unitholder that is subject to income tax in the United States or Canada must include in income its allocable share of our company’s items of income, gain, loss, and deduction (including, so long as it is treated as a partnership for tax purposes, our company’s allocable share of those items of the Property Partnership) for each of our company’s fiscal years ending with or within such unitholder’s tax year. See Item 10.E. “Additional Information — Taxation”. However, the cash distributed to a unitholder may not be sufficient to pay the full amount of such unitholder’s tax liability in respect of its investment in our company, because each unitholder’s tax liability depends on such unitholder’s particular tax situation. If our company is unable to distribute cash in amounts that are sufficient to fund our unitholders’ tax liabilities, each of our unitholders will still be required to pay income taxes on its share of our company’s taxable income.

As a result of holding our units, our unitholders may be subject to U.S. federal, state, local or non-U.S. taxes and return filing obligations in jurisdictions in which they are not resident for tax purposes or otherwise not subject to tax.

Our unitholders may be subject to U.S. federal, state, local, and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with these requirements. Based on our organizational structure following the spin-off, as well as our company’s expected income and assets, the BPY General Partner and the Property General Partner currently believe that a unitholder is unlikely to incur an additional tax return filing obligation, solely as a result of owning our units, outside of the jurisdiction in which such unitholder is resident for tax purposes or otherwise is subject to tax. However, no assurance can be provided that this is currently the case or will be the case in the future. It is the responsibility of each unitholder to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of such unitholder.

Our unitholders may be exposed to transfer pricing risks.

To the extent that our company, the Property Partnership, the Holding Entities or our operating entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax being paid by such entities, and therefore the return to investors could be reduced.

The BPY General Partner and the Property General Partner believe that the base management fee and any other amount that is paid to the Managers will be commensurate with the value of the services being provided by the Managers and comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. However, no assurance can be given in this regard.

If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount that is relevant to the computation of the income of the Property Partnership or our company, such assertion could result in adjustments to amounts of income (or loss) allocated to our unitholders by our company for tax purposes. In addition, our company might also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm’s length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology.

United States

The U.S. Internal Revenue Service, or IRS, may disagree with our valuation of the spin-off distribution.

Our U.S. unitholders will be considered to receive a taxable distribution as a result of the spin-off equal to the fair market value of our units received by them in the spin-off plus the amount of cash received in lieu of fractional units, without reduction for any Canadian tax withheld. We will use the five day volume weighted average of the trading price of our units for the five trading days immediately following the spin-off as the fair market value of our units for these purposes but this amount is not binding on the IRS. The IRS may disagree with this valuation and this could result in increased tax liability to you.

If either our company or the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, the value of our units might be adversely affected.

The value of our units to our unitholders will depend in part on the treatment of our company and the Property Partnership as partnerships for U.S. federal income tax purposes. In order for our company to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of our company’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the U.S. Investment Company Act of 1940 and related rules. Although the BPY General Partner intends to manage our affairs so that our company will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our company may not meet these requirements, or current law may change so as to cause, in either event, our company to be treated as a corporation for U.S. federal income tax purposes. If our company (or the Property Partnership) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our company (or the Property Partnership, as applicable), as described in greater detail in Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Partnership Status of Our Company and the Property Partnership”.

The failure of certain of our operating entities (or certain of their subsidiaries) to qualify as real estate investment trusts under U.S. federal income tax rules generally would have adverse tax consequences which could result in a material reduction in cash flow and after-tax return for our unitholders and thus could result in a reduction of the value of our units.

Certain of our operating entities (and certain of their subsidiaries), including operating entities in which we do not have a controlling interest, such as GGP, intend to qualify for taxation as real estate investment trusts, or REITs, for U.S. federal income tax purposes. However, no assurance can be provided that any such entity will qualify as a REIT. An entity’s ability to qualify as a REIT depends on its satisfaction of certain asset, income, organizational, distribution, shareholder ownership, and other requirements on a continuing basis. No assurance can be provided that the actual results of operations for any particular entity in a given taxable year will satisfy such requirements. If any such entity were to fail to qualify as a REIT in any taxable year, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its net taxable income at regular corporate rates, and distributions would not be deductible by it in computing its taxable income. Any such corporate tax liability could be substantial and could materially reduce the amount of cash available for distribution to our company, which in turn would materially reduce the amount of cash available for distribution to our unitholders or investment in our business and could have an adverse impact on the value of our units. Unless entitled to relief under certain U.S. federal income tax rules, any entity which so failed to qualify as a REIT would also be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT.

We may be subject to U.S. “backup” withholding tax or other U.S. withholding taxes if any unitholder fails to comply with U.S. tax reporting rules or if the IRS or other applicable state or local taxing authority does not accept our withholding methodology, and such excess withholding tax cost will be an expense borne by our company and, therefore, all of our unitholders on a pro rata basis.

We may become subject to U.S. backup withholding tax or other U.S. withholding taxes with respect to any U.S. or non-U.S. unitholder who fails to timely provide us (or the applicable intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or applicable state or local taxing authorities. Accordingly, it is important that each of our unitholders timely provides us (or the relevant intermediary) with an IRS Form W-9 or IRS Form W-8, as applicable. In addition, under certain circumstances, our company may treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which will be borne indirectly by all unitholders on a pro rata basis. See Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Administrative Matters — Withholding and Backup Withholding”.

Tax-exempt organizations may face certain adverse U.S. tax consequences from owning our units.

The BPY General Partner and the Property General Partner intend to use commercially reasonable efforts to structure the activities of our company and the Property Partnership, respectively, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute “unrelated business taxable income”, or UBTI, to the extent allocated to a tax-exempt organization). However, no assurance can be provided that neither our company nor the Property Partnership will generate UBTI in the future. In particular, UBTI includes income attributable to debt-financed property, and neither our company nor the Property Partnership is prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization, as addressed in greater detail in Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Consequences to U.S. Holders — U.S. Taxation of Tax-Exempt U.S. Holders of Our Units”.

There may be limitations on the deductibility of our company’s interest expense.

So long as we are treated as a partnership for U.S. federal income tax purposes, each of our unitholders that is taxable in the United States generally will be taxed on its share of our company’s net taxable income. However, U.S. federal, state, or local income tax law may limit the deductibility of such unitholder’s share of our company’s interest expense. Therefore, any such unitholder may be taxed on amounts in excess of such unitholder’s share of the net income of our company. This could adversely impact the value of our units if our company were to incur a significant amount of indebtedness. See Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Consequences to U.S. Holders — Holding of Units — Limitations on Interest Deductions”.

If our company were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.

Based on our organizational structure following the spin-off, as well as our expected income and assets, the BPY General Partner and the Property General Partner currently believe that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including income attributable to the sale of a “U.S. real property interest”, as defined in the U.S. Internal Revenue Code. It is possible, however, that our company would be deemed to be engaged in a U.S. trade or business or to realize gain from the sale or other disposition of a U.S. real property interest. In such case, unitholders that are not U.S. persons would be required to file U.S. federal income tax returns and would be subject to U.S. federal withholding tax at rates as high as 35%. See Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Consequences to Non-U.S. Holders”.

To meet U.S. federal income tax and other objectives, our company and the Property Partnership may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.

To meet U.S. federal income tax and other objectives, our company and the Property Partnership may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction, or credit realized in the first instance by our operating entities will not flow, for U.S. federal income tax purposes, directly to the Property Partnership, our company, or our unitholders, and any such income or gain may be subject to a corporate income tax, in the U.S. or other jurisdictions, at the level of the Holding Entity. Any such additional taxes may adversely affect our company’s ability to maximize its cash flow.

Certain of our Holding Entities or operating entities may be, or may be acquired through, an entity classified as a “passive foreign investment company” for U.S. federal income tax purposes.

U.S. holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a “passive foreign investment company”, or PFIC. Based on our organizational structure following the spin-off, as well as our expected income and assets, the BPY General Partner and the Property General Partner currently believe that one or more of our current Holding Entities and operating entities are likely to be classified as PFICs. In addition, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as PFICs. Our unitholders that are taxable in the U.S. may experience adverse U.S. tax consequences as a result of owning an indirect interest in a PFIC through our company. Investments in PFICs can produce taxable income prior to the receipt of cash relating to such income, and unitholders that are U.S. taxpayers generally would be required to take such income into account in determining their taxable income. In addition, gain from the sale of stock of a PFIC generally is subject to tax at ordinary income rates, and an interest charge generally applies. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. You should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in our units.

Tax gain or loss from the disposition of our units could be more or less than expected.

If you sell your units and are taxable in the United States, then you will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in your units. Prior distributions to you in excess of the total net taxable income allocated to you will have decreased your tax basis in your units. Therefore, such excess distributions will increase your taxable gain or decrease your taxable loss when you sell your units, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to you.

Our partnership structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of our partnership structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Holders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our units or cause our company to change the way it conducts its activities. In addition, our company’s organizational documents and agreements permit the BPY General Partner to modify our limited partnership agreement, without the consent of our unitholders, to address such changes. These modifications could have a material adverse impact on our unitholders. See Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — New Legislation or Administrative or Judicial Action”.

The IRS may not agree with certain assumptions and conventions that our company uses in order to comply with applicable U.S. federal income tax laws or that our company uses to report income, gain, loss, deduction, and credit to our unitholders.

Our company will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a unitholder in a manner that reflects such unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. A successful IRS challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. See Item 10.E. “Additional Information — Taxation — Consequences to U.S. Holders”.

Our company’s delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder to request an extension of the due date for such unitholder’s income tax return.

It may require longer than 90 days after the end of our company’s fiscal year to obtain the requisite information from all lower-tier entities so that IRS Schedule K-1s may be prepared for our company. For this reason, holders of our units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. See Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Administrative Matters — Information Returns”.

The sale or exchange of 50% or more of our units will result in the constructive termination of our partnership for U.S. federal income tax purposes.

Our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A constructive termination of our partnership would, among other things, result in the closing of its taxable year for U.S. federal income tax purposes for all unitholders and could result in the possible acceleration of income to certain unitholders and certain other consequences that could adversely affect the value of our units. However, the BPY General Partner does not expect a constructive termination, should it occur, to have a material impact on the computation of the future taxable income generated by our company for U.S. income tax purposes. See Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Administrative Matters — Constructive Termination”.

The U.S. Congress has considered legislation that could, if enacted, adversely affect our company’s qualification as a partnership for U.S. federal tax purposes under the publicly-traded partnership rules and subject certain income and gains to tax at increased rates. If this or similar legislation were to be enacted and to apply to our company, then the after-tax income of our company, as well as the market price of our units, could be reduced.

Over the past several years, a number of legislative proposals have been introduced in the U.S. Congress which could have had adverse tax consequences for our company or the Property Partnership, including the recharacterization of certain items of capital gain income as ordinary income for U.S. federal income tax purposes. However, such legislation was not enacted into law. The Obama administration has indicated it supports such legislation and has proposed that the current law regarding the treatment of such items of capital gain income be changed to subject such income to ordinary income tax. For further detail on such proposed legislation, see Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Proposed Legislation”.

Under legislation recently enacted by the U.S. Congress, certain payments of U.S.-source income (as well as gross proceeds from the disposition of property that could produce such income) made to our company or the Property Partnership on or after January 1, 2014, could be subject to a 30% federal withholding tax, unless an exception applies.

Under recently enacted U.S. legislation, certain payments of U.S.-source income made on or after January 1, 2014 (as well as payments attributable to dispositions of property which produce or could produce certain U.S.-source income) to our company or by our company to or through non-U.S. financial institutions or non-U.S. entities, could be subject to a 30% withholding tax under certain circumstances, as described in greater detail in Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Administrative Matters — Additional Withholding Requirements”.

Canada

Canada Revenue Agency may disagree with our valuation of the spin-off dividend.

Our unitholders will be considered to receive a dividend upon the spin-off equal to the fair market value of the units of our company received upon the spin-off plus the amount of any cash received in lieu of fractional units. We will use the volume weighted average trading price of our units on the NYSE for the five trading days immediately following the spin-off as the fair market value of our units for these purposes but this amount is not binding on the Canada Revenue Agency, or CRA. CRA may disagree with this valuation and this could result in increased tax liability to you.

If any non-Canadian subsidiaries in which the Property Partnership directly invests earn income that is characterized as “foreign accrual property income”, or FAPI, as defined in the Income Tax Act (Canada), or the Tax Act, our unitholders may be required to include amounts allocated from our company in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Any non-resident subsidiaries in which the Property Partnership directly invests are expected to be “foreign affiliates” and “controlled foreign affiliates”, each as defined in the Tax Act, collectively referred to herein as CFAs, of the Property Partnership. If any of such non-Canadian subsidiaries earns income that is FAPI in a particular taxation year of the CFA, the Property Partnership’s proportionate share of such FAPI must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of such CFA that earned the FAPI ends, whether or not the Property Partnership actually receives a distribution of such income. Our company will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amount.

The Canadian federal income tax consequences to you could be materially different in certain respects from those described in this Form 20-F if our company or the Property Partnership is a “SIFT partnership”.

Under the rules in the Tax Act applicable to a “SIFT partnership”, or the SIFT Rules, certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation. In particular, a “SIFT partnership” will be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” as defined in the Tax Act (other than taxable dividends), and taxable capital gains from dispositions of non-portfolio properties. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than an “excluded subsidiary entity” as defined in the Tax Act), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the “net federal corporate rate”, plus the “provincial SIFT tax rate”, each as defined in the Tax Act.

Under the SIFT Rules, our company and the Property Partnership could each be a “SIFT partnership” for any taxation year in which either is a “Canadian resident partnership”. Our company and the Property Partnership will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the BPY General Partner and the Property General Partner are located and exercise central management and control of the respective partnerships. The BPY General Partner and the Property General Partner advise that they will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our company or to the Property Partnership at any relevant time. However, no assurance can be given in this regard. If our company or the Property Partnership is a “SIFT partnership”, the Canadian income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E. “Additional Information — Taxation — Canadian Federal Income Tax Considerations”.

On July 20, 2011, the Minister of Finance (Canada), or the Minister, announced tax proposals to amend the definition of “excluded subsidiary entity” for purposes of the SIFT Rules. Based on the limited details of these tax proposals provided by the Minister, these tax proposals should have no impact on the Property

Partnership’s qualification as an “excluded subsidiary entity”. However no assurance can be given in this regard. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply to our company or to the Property Partnership.

Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with existing section 94.1 of the Tax Act as proposed to be amended under tax proposals announced on March 4, 2010 and contained in draft tax proposals released on August 27, 2010, if, it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the unitholder, our company or the Property Partnership acquiring or holding an investment in a non-resident entity is to derive a benefit from “portfolio investments” as defined in the Tax Act in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly.

On March 4, 2010, the Minister announced as part of the 2010 Canadian federal budget that the outstanding tax proposals regarding investments in “foreign investment entities” would be replaced with revised tax proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in “offshore investment fund property” would remain in place subject to certain limited enhancements. On August 27, 2010, the Minister released draft legislation to implement the revised tax proposals. Existing section 94.1 of the Tax Act contains rules relating to investments in non-resident entities that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Property Partnership. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the unitholder, our company or the Property Partnership acquiring or holding an investment in a non-resident entity is to derive a benefit from “portfolio investments” in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, existing section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. If these rules apply to a unitholder, our company or the Property Partnership, income for Canadian federal income tax purposes will be imputed directly to the unitholder or to our company or the Property Partnership and allocated to the unitholder in accordance with the rules in existing section 94.1 of the Tax Act as proposed to be amended. No assurance can be given that existing section 94.1, as proposed to be amended, will not apply to a unitholder, our company or the Property Partnership. The rules in existing section 94.1 of the Tax Act are complex and investors should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

Our units may or may not continue to be “qualified investments” under the Tax Act for registered plans.

Provided that our units are listed on a “designated stock exchange” as defined in the Tax Act (which includes the NYSE and the Toronto Stock Exchange, or TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement saving plan, or RRSP, deferred profit sharing plan, registered retirement income fund, or RRIF, registered education saving plan, registered disability saving plan, and a tax-free savings account, or TFSA. However, there can be no assurance that our units will be listed or continue to be listed on a designated stock exchange. There can also be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” as defined in the Tax Act by a RRSP, RRIF or TFSA.

Our units will not be a “prohibited investment” for a trust governed by a RRSP, RRIF or TFSA, provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of the prohibited investment rules, in our company or in a corporation, partnership or trust with which we do not deal at arm’s length for purposes of the Tax Act. Investors who hold their units in a RRSP, RRIF or TFSA should consult their own tax advisors to ensure that our units will not be “prohibited investments” in their particular circumstances.

Unitholders who are not resident in Canada or deemed to be resident in Canada, or a non-Canadian limited partnership, may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our company or the Property Partnership if our company or the Property Partnership were considered to carry on business in Canada.

If our company or the Property Partnership were considered to carry on a business in Canada for purposes of the Tax Act, non-Canadian limited partners would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by our company, subject to the potential application of the safe harbour rule in section 115.2 of the Tax Act, as proposed to be amended under proposed amendments to the Tax Act announced by the Minister on October 31, 2010, and any relief that may be provided by any relevant income tax treaty or convention.

The BPY General Partner and the Property General Partner intend to manage the affairs of our company and the Property Partnership, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our company or the Property Partnership is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the CRA might contend successfully that either or both of our company and the Property Partnership carries on business in Canada for purposes of the Tax Act.

If our company or the Property Partnership is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, non-Canadian limited partners that are corporations would be required to file a Canadian federal income tax return for each year in which they are a non-Canadian limited partner regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Canadian limited partners who are individuals would only be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from our company from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized by our company or the Property Partnership on dispositions of “taxable Canadian property” as defined in the Tax Act.

A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our company or the Property Partnership on the disposition of “taxable Canadian property”, other than “treaty protected property”, as defined in the Tax Act. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations resident in Canada that are not listed on a “designated stock exchange”, as defined in the Tax Act, if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition. Property of our company and the Property Partnership generally will be “treaty-protected property” to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our company and the Property Partnership are not expected to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Property Partnership unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of

“taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such non-Canadian limited partners in respect of the disposition but is not because of a tax treaty (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where: (i) the taxpayer is a non-resident of Canada at the time of the disposition; (ii) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (iii) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (iv) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either: (i) “excluded property” (as defined in subsection 116(6) of the Tax Act); or (ii) is property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) has been issued by the CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Property Partnership.

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are “taxable Canadian property”.

Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are “taxable Canadian property” of the non-Canadian limited partner, unless our units are “treaty-protected property” to such non-Canadian limited partner. In general, our units will not constitute “taxable Canadian property” of any non-Canadian limited partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (under proposed amendments to the Tax Act announced by the Minister on August 27, 2010, excluding through a corporation, partnership or trust, the shares or interest in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource property” as defined in the Tax Act; (iii) “timber resource property” as defined in the Tax Act; and (iv) options in respect of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Units of our company will be “treaty protected property” if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. It is not expected that our units will constitute “taxable Canadian property” at any time but no assurance can be given in this regard. If our units constitute “taxable Canadian property”, non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of or units unless the disposition is an “excluded disposition” (as discussed above). If our units constitute “taxable Canadian property”, non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

Non-Canadian limited partners may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of “taxable Canadian property”.

Non-Canadian limited partners who dispose of “taxable Canadian property”, other than “excluded property”, as defined in subsection 116(6) of the Tax Act, and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by our company or the Property Partnership), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate thereunder. In order to obtain such certificate, the non-Canadian limited partner is required to report certain particulars relating to the transaction to CRA not later than 10 days after the disposition occurs. Our units are not expected to be “taxable Canadian property” and neither our company nor the Property Partnership is expected to dispose of property that is “taxable Canadian property” but no assurance can be given in these regards.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to the Property Partnership will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, we expect the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention, or the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

While the BPY General Partner and the Property General Partner expect the Holding Entities to look-through our company and the Property Partnership in determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Property Partnership that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E. “Additional Information — Taxation — Canadian Federal Income Tax Considerations” for further detail. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our company is a leading global owner, operator and investor in high quality commercial property. We invest in well-located real estate assets that generate, or have the potential to generate, long-term, predictable and sustainable cash flows with attractive growth and development potential in some of the world’s most resilient and dynamic markets. We seek to enhance the cash flows and value of these assets through active asset management and our operations-oriented approach. Our properties are located in North America, Europe, Australia and Brazil and we may pursue growth in other markets where we identify attractive opportunities to build operating platforms or acquire assets and to achieve strong risk-adjusted returns. We strive to invest at attractive valuations, particularly in distress situations that create opportunities for superior valuation gains and cash flow returns, or to monetize assets at appropriate times to realize value.

Prior to the spin-off, we will acquire from Brookfield Asset Management substantially all of its commercial property operations, including its office, retail, multi-family and industrial assets. We will be Brookfield’s flagship public commercial property entity and the primary entity through which Brookfield Asset Management owns and operates these businesses on a global basis. We are positioned to take advantage of Brookfield’s global presence, providing unitholders with the opportunity to benefit from Brookfield’s operating experience, execution abilities and global relationships.

Given the size and scope of our business, we expect that we will have significant flexibility in sourcing and allocating real estate capital on a global basis and a strong global franchise to generate growth. We plan to grow by acquiring positions of control or influence over the assets in which we invest using a variety of strategies to target assets directly or through portfolios and corporate entities. Our goal is to be a premier entity for investors seeking exposure to commercial property across a wide spectrum of real estate sectors and geographies.

Brookfield Asset Management intends to make a special dividend of our units to holders of its Class A limited voting shares and Class B limited voting shares. It is currently anticipated that, immediately following the spin-off, holders of Class A limited voting shares and Class B limited voting shares of Brookfield Asset Management will hold units of our company representing in aggregate an effective economic interest in our business of approximately 10% and Brookfield Asset Management will hold units of Brookfield Property L.P., or the Property Partnership, representing an effective economic interest in our business of approximately 90%. Brookfield Asset Management expects its interests to be reduced from this level over time through mergers, treasury issuances or secondary sales.

Our general partner and the general partner of the Property Partnership are wholly-owned subsidiaries of Brookfield Asset Management. In addition, wholly-owned subsidiaries of Brookfield Asset Management will provide management services to us pursuant to our Master Services Agreement.

For additional information regarding our company, see Item 4.C. “Information on the Company —Organizational Structure”.

THE SPIN-OFF

Background to and Purpose of the Spin-Off

Brookfield’s goal is to establish itself as the asset manager of choice for investors in real estate, infrastructure, power and private equity. In 2007, Brookfield Asset Management established Brookfield Infrastructure Partners L.P. as its primary entity to own and operate infrastructure assets on a global basis. In 2011, Brookfield Asset Management established Brookfield Renewable Energy Partners L.P. as its primary entity to own and operate renewable power assets on a global basis. Our company will be the primary entity through which Brookfield Asset Management owns and operates its commercial property businesses on a global basis. Brookfield, through affiliates, manages and is a significant owner of all these entities.

(1)	Estimated.

In creating our company, Brookfield has contributed substantially all of its commercial property operations into one entity. The spin-off of our units is intended to achieve the following objectives for Brookfield:

•	Create a company positioned to pay distributions at higher yields than the current dividend yield on the Class A and Class B limited voting shares of Brookfield Asset Management.

•

Create a company with significant market capitalization that, together with planned listings on the NYSE and the TSX, will provide an attractive currency to source and execute large-scale transactions across a wide spectrum of commercial real estate sectors and geographies.

•	Delineate and emphasize the scale and value of our commercial property operations for shareholders of Brookfield Asset Management.

•	Provide greater transparency for Brookfield as a global asset manager.

Mechanics of the Spin-Off

Brookfield Asset Management intends to make a special dividend of our units to holders of its Class A limited voting shares and Class B limited voting shares.

No holder will be entitled to receive any fractional interests in our units. Holders who would otherwise be entitled to a fractional unit will receive a cash payment. It is currently anticipated that, immediately following the spin-off, holders of Class A limited voting shares and Class B limited voting shares of Brookfield Asset Management will hold units of our company representing in the aggregate an effective economic interest in our business of approximately 10% and Brookfield Asset Management will hold units of the Property Partnership representing an effective economic interest in our business of approximately 90%. Brookfield Asset Management expects its interest to be reduced from this level over time through mergers, treasury issuances or secondary sales.

Limited partners who acquire our units pursuant to the spin-off will be considered to have received a taxable dividend for Canadian federal income tax purposes equal to the fair market value of our units so received (as determined by reference to the five day volume-weighted average of the trading price of our units following closing of the spin-off) plus the amount of any cash received in lieu of fractional units. Non-Canadian resident limited partners will be subject to Canadian federal withholding tax at the rate of 25% on the amount of the special dividend, subject to reduction under terms of an applicable income tax treaty or convention. See Item 10.E. “Additional Information — Taxation — Taxation of Non-Canadian Limited Partners — Spin-Off” for a more detailed discussion of this withholding tax. Limited partners who are taxable in the United States and who acquire our units pursuant to the spin-off generally will be considered to have received a taxable distribution for U.S. federal income tax purposes equal to the fair market value of our units so received plus the amount of any cash received in lieu of fractional units, without reduction for the amount of any Canadian tax withheld. A limited partner who is taxable in the United States may be subject to U.S. “backup” withholding tax if such limited partner fails to timely provide Brookfield Asset Management (or the relevant intermediary) with a properly completed IRS Form W-9. U.S. backup withholding tax is not an additional tax, and any amounts withheld under the backup withholding rules will be allowed as a credit against a limited partner’s U.S. federal income tax liability (or as a refund if in excess of such liability) provided the required information is timely furnished to the IRS. See Item 10.E. “Additional Information — Taxation — United States Federal Income Tax Considerations — Consequences to U.S. Holders”. To satisfy the withholding tax liabilities of non-Canadian registered shareholders of Brookfield Asset Management, Brookfield Asset Management will withhold a nominal amount of our units otherwise distributable and a portion of any cash distribution in lieu of fractional units otherwise distributable. Brookfield Asset Management will purchase these withheld units at a price equal to the fair market value of our units determined by reference to the five day volume-weighted average of the trading price of our units following closing of the spin-off. The proceeds of this sale of the withheld units together with the amount of any cash withheld from any cash distribution in lieu of fractional units will be remitted to the Canadian federal government or the U.S. federal government (as applicable) in satisfaction of the withholding tax liabilities described above. We estimate that the satisfaction of the Canadian federal and U.S. “backup” withholding tax obligations will result in Brookfield Asset Management withholding less than 1% of our outstanding units. For non-Canadian beneficial shareholders, these withholding tax obligations will be satisfied in the ordinary course through arrangements with their broker or other intermediary. See generally Item 10.E “Additional Information — Taxation” which qualifies in its entirety the foregoing discussion.

Transaction Agreements

Our company and Brookfield Asset Management have entered into a master purchase agreement, which evidences the intent of Brookfield Asset Management to cause the Property Partnership to acquire, through the Holding Entities, substantially all of Brookfield Asset Management’s commercial property operations and our company’s intention to acquire an approximate 10% interest (as currently anticipated) in the Property Partnership. Our assets and operations will be acquired from Brookfield pursuant to separate securities purchase agreements and other agreements. These transfer agreements will each contain representations and warranties and related indemnities to us from Brookfield, including representations and warranties concerning: (i) organization and good standing; (ii) the authorization, execution, delivery and enforceability of the agreement and all agreements executed in connection therewith; and (iii) title to the securities being transferred to us. The transfer agreements will not contain representations and warranties or indemnities relating to the underlying assets and operations.

A copy of the master purchase agreement will be available electronically on the website of the SEC at www.sec.gov and our SEDAR profile at www.sedar.com and will be made available to our unitholders as described under Item 10.C. “Additional Information — Material Contracts” and Item  10.H. “Documents on Display”.

4.B. BUSINESS OVERVIEW

Overview of our Business

Our company is a leading global owner, operator and investor in high quality commercial property. We recently acquired from Brookfield Asset Management substantially all of its commercial property operations, including its office, retail, multi-family and industrial assets. See Item 4.A. “Information on the Company — History and Development of the Company”.

Our portfolio as of December 31, 2011 included interests in 126 office properties totaling 82 million square feet and 184 retail properties containing approximately 163 million square feet. We also held interests in an 18 million square foot office development pipeline and a $350 million retail redevelopment pipeline. In addition, as of December 31, 2011 we had an expanding multi-family and industrial platform which consisted of interests in approximately 11,900 multi-family units and 2 million square feet of industrial space, and an opportunistic investment platform which consisted of investments in distressed and under-performing real estate assets and businesses and commercial real estate mortgages and mezzanine loans.

The charts below present the IFRS Value of our portfolio by asset class and by geographic location as at December 31, 2011:

IFRS Value represents equity attributable to parent company and means total assets less total liabilities and non-controlling interests. For a discussion of IFRS Value see Item 5.A. “Operations and Financial Review and Prospects — Performance Measures”. Information regarding the revenues attributable to each of our operating platforms and the geographic locations in which we operate is presented in Note 25 to the audited carve-out financial statements of the commercial property operations of Brookfield Asset Management included elsewhere in this Form 20-F.

Our Business Strategy

We invest in well-located real estate assets that generate, or have the potential to generate, long-term, predictable and sustainable cash flows with attractive growth and development potential in some of the world’s most resilient and dynamic markets. We seek to enhance these cash flows through active asset management and our operations-oriented approach. Our properties are located in North America, Europe, Australia and Brazil and we may pursue growth in other markets where we identify attractive opportunities to build operating platforms or acquire assets and to achieve strong risk-adjusted returns.

We strive to invest at attractive valuations, particularly in distress situations that create opportunities for superior valuation gains and cash flow returns, or to monetize assets at appropriate times to realize value. At all points along the risk-return spectrum, we draw on the resources and local market intelligence of our operating entities. We believe our strategy will enable us to generate a high level of stable and sustainable cash flows in our core properties while allowing us to pursue opportunistic returns by taking advantage of dislocations and inefficiencies in the various real estate markets in which we operate. In executing these strategies, we will leverage our established property platform, our strategic relationship with Brookfield and our large capitalization to grow our business over time.

To execute our strategy, we seek to:

•	have “best-in-class” operating platforms with high quality real estate assets that are financed with conservative, long-term asset financing, with limited recourse to our company;

•

maintain a high level of financial liquidity and operational flexibility to be able to capitalize on opportunities to enhance value through acquisitions, development activity and operational improvements;

•	invest where we possess competitive advantages;

•	acquire assets on a value basis with a goal of maximizing return on capital;

•	build sustainable cash flows to reduce risk and lower the cost of capital; and

•	recognize that superior returns often require contrarian thinking.

Given the size and scope of our business, we believe that we have significant flexibility to source and allocate real estate capital on a global basis and a strong global franchise to generate growth. We are not a passive investor. We plan to grow by acquiring positions of control or influence over the assets in which we invest using a variety of strategies to target assets directly or through portfolios and corporate entities. We seek to create value and reduce the risk profile of portfolio assets through our in-house property management, leasing, brokerage, development and construction capabilities.

We expect to be primarily focused on commercial property and have therefore not acquired Brookfield’s residential land development, home building, construction, real estate advisory services and other similar operations and services. However, we may pursue acquisitions in those sectors, either as part of commercial property acquisitions or on a stand-alone basis, if it would allow us to generate attractive returns.

An integral part of our strategy is to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of commercial property and Brookfield may in the future establish similar funds. We expect to be the lead investor when Brookfield raises its flagship opportunistic private real estate fund.

Competitive Strengths

We believe that a number of competitive strengths differentiate us from other real property companies.

•

Global Scale. We are one of the world’s largest publicly-traded commercial property owners. Coupled with Brookfield’s experience, execution abilities and global relationships, our global presence should permit us to source and execute large-scale transactions across a wide spectrum of real estate sectors and geographies.

•

Sector and Geographic Diversification. We intend to leverage the size and scope of our operating platforms to provide increased revenue diversity and scale, financial strength and capital deployment. Because we have interests in office, retail, multi-family and industrial assets in North America, Europe, Australia and Brazil, we expect our opportunities to be greater and our revenue streams to be more stable than if we were focused on a single type of real property or one geographic region. Our diversification positions us well to pursue growth through development, opportunistic and turn-around strategies and select investments in emerging and high-growth markets.

•

Superior Operating Capabilities. Brookfield’s operating experience and expertise should provide a strong pipeline of deal flow, sourcing capabilities and industry visibility, market-specific underwriting expertise, and the ability to add value at the property and operations level. As we pursue opportunities in the various markets in which we operate, we will benefit from Brookfield’s experience in owning, operating and investing in high quality commercial properties, sourcing and structuring deals with financial and regulatory complexity, executing opportunistic strategies and turnarounds, and employing an operations-oriented approach to adding value by leveraging the strength of our operating entities.

•

Stable and Growing Cash Flow. We believe we will have sustainable and growing cash flow which will be underpinned by our high quality assets, quality credit tenant base and long term lease expiry profile. Our company intends to make quarterly cash distributions in an initial amount currently anticipated to be approximately $1.00 per unit on an annualized basis, which initially represents an estimated dividend yield of approximately 4% of IFRS Value. We will target an initial pay-out ratio of approximately 80% of FFO and are initially pursuing a distribution growth rate target in the range of 3% to 5% annually.

•

Brookfield’s Flagship Commercial Property Entity. We will be the primary entity through which Brookfield Asset Management owns and operates its commercial property businesses on a global basis. As such, Brookfield Asset Management has agreed to offer us the opportunity to take-up Brookfield’s share in any investment in commercial property that is suitable for us. We have access to Brookfield’s private investments through our right to take up Brookfield’s share in them, including investments in opportunistic, real estate finance and property operations in select emerging markets. Our goal is to have a significant influence or a majority controlling interest in each of these investments. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield”.

•

Capitalization and Growth. Our significant market capitalization and planned listings on the NYSE and the TSX will provide us with an attractive currency to source and execute large-scale transactions, typically as the lead investor, across a wide spectrum of real estate sectors and geographies. We will also seek opportunities to grow our portfolio by re-allocating capital from stabilized investments to more accretive opportunities where appropriate risk-adjusted returns can be earned.

Development of our Business

Brookfield and its predecessor companies have been active in various facets of the real estate business since the 1920s. Canadian Arena Corporation, the predecessor company to Brookfield Office Properties, built the Montreal Forum in 1924 to provide facilities for hockey and other sporting and cultural events and its earnings were derived principally from the ownership of the Montreal Forum and the Montreal Canadiens of the National Hockey League until the sale of the hockey franchise in 1978.

In 1976, Brookfield expanded its real estate interests by acquiring a controlling interest in one of Canada’s largest public real estate companies. The steady escalation in commercial property values over the next ten years provided the capital base to expand. Brookfield took advantage of falling real estate values during the recession of the early 1990s to upgrade and expand its directly owned commercial property portfolio. In 2003, Brookfield made its first investments outside of North America by making property investments in the United Kingdom. Brookfield further expanded outside of North America in 2007 by making property investments in Australia.

The accumulation of our current portfolio of assets was completed through various corporate and property purchases, including the following acquisitions:

•

BCE Developments – 7 million square feet: In 1990, Brookfield acquired a 50% interest in a portfolio of office properties in Toronto, Denver and Minneapolis from BCE Developments. In 1994, this interest was increased to 100%. Brookfield Place, Brookfield’s flagship office complex in Toronto, was acquired in this transaction.

•

Olympia & York U.S.A. – 14.7 million square feet: In 1996, Brookfield acquired a 46% interest in World Financial Properties LP, the corporation formed from the bankruptcy of Olympia & York, which included three of the four towers of the World Financial Center, One Liberty Plaza and 245 Park Avenue in Manhattan. Brookfield subsequently increased its interest to 99.4%.

•	Trizec Western Canada – 3.5 million square feet: In 2000, Brookfield acquired a portfolio of Calgary properties, including the Bankers Hall complex.

•

United Kingdom – 8.8 million square feet: In 2003, Brookfield acquired a 9% interest in Canary Wharf, marking its entry into the United Kingdom real estate market. Canary Wharf owned and operated 8.8 million square feet of office and retail properties at that time and had 1 million square feet of office space under construction. Brookfield’s interest in Canary Wharf was increased to approximately 22% in 2010. In 2005, Brookfield also purchased an 80% interest in a 555,000 square foot office property at 20 Canada Square, Canary Wharf, London. Brookfield now owns 100% of this property. In addition, in 2010, Brookfield acquired a 50% stake in 100 Bishopsgate, a development site in the City of London.

•

O&Y Properties/O&Y REIT – 11.6 million square feet: In 2005, Brookfield acquired 100% of O&Y with other partners and continues to own a direct 25% interest in a portfolio of high-quality office properties owned by O&Y Properties and O&Y REIT in Toronto, Ottawa, Calgary and Edmonton with a consortium of investors.

•

Trizec Properties/Trizec Canada – 26 million square feet: In 2006, Brookfield acquired Trizec’s portfolio of 58 office properties in New York, Washington, D.C., Los Angeles and Houston in a joint venture with a partner.

•

Brazil – 2.5 million square feet: In 2007, Brookfield’s retail property fund in Brazil entered into an agreement to acquire five high-quality shopping centers in São Paulo and Rio de Janeiro. This acquisition expanded Brookfield’s portfolio to approximately 2.5 million square feet of retail centers in south-central Brazil.

•

Australia Portfolio – 6.2 million square feet: In 2007, Brookfield acquired Multiplex Limited and Multiplex Property Trust, or Multiplex, an Australian commercial property owner and developer. Multiplex’s assets included approximately $3.6 billion of core office and retail properties within nine funds and a $3 billion high-quality office portfolio.

•

General Growth Properties, Inc. – 160 million square feet: In 2010, Brookfield led the recapitalization of GGP, the second largest mall owner in the United States with 166 malls as at December 31, 2011. In 2011, Brookfield acquired an additional 113.3 million common shares of GGP, giving Brookfield and its consortium partners an approximate 38% equity interest in GGP (Brookfield’s interest is approximately 21%). In January 2012, GGP spun-off Rouse Properties, Inc., or Rouse, which at the time of the spin-off held a portfolio of 30 malls.

Since 1989, Brookfield has invested approximately $17.3 billion of equity in commercial property, generating an estimated compound annual return (“IRR”) of approximately 15.4% through December 31, 2011. The return represents the composite levered investment return from all of the opportunistic and core entities and investments that will be acquired by our company from Brookfield in connection with the spin-off, from inception through December 31, 2011. The IRR was determined using the value of Brookfield’s investments in commercial property as at December 31, 2011 (which includes valuations of unrealized investments that are based on assumptions management believes are reasonable), compared to the aggregate equity investments made in such commercial property, and includes all net proceeds generated by these investments. The historical performance of Brookfield should not be taken as an indication of performance by our company or Brookfield in the future.

Recent Developments

On January 12, 2012, GGP completed the spin-off of Rouse through a special dividend of the common stock of Rouse to holders of GGP common stock. Following completion of the spin-off, we and the other members of Brookfield’s consortium owned approximately 37% of the common stock of Rouse. At the time of the spin-off, Rouse owned and managed 30 dominant Class B regional malls in secondary and tertiary markets. On March 19, 2012, Rouse completed a $200 million rights offering. Following the spin-off and the rights offering, we and the other members of Brookfield’s consortium hold an aggregate of approximately 27 million shares of Rouse, representing approximately 54% of the outstanding shares of common stock of Rouse.

In the first quarter of 2012, Brookfield announced a joint venture with an industrial partner to acquire, develop and manage industrial property, principally large warehouses, across the United States. The assets acquired in this joint venture will be held by us.

Operating Platforms

Our business is organized in four operating platforms, with assets as of December 31, 2011 as set forth in the diagram below. The capital invested in these operating platforms is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; sponsorship and participation in private equity funds; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth. For a discussion of our organizational structure and how we hold our commercial property operations, see Item 4.C. “Information on the Company —Organizational Structure — Operating Entities”.

Office Platform

Our strategy for our office platform includes:

•

Growing our high quality portfolio. We are continuing to grow our high quality office portfolio in gateway cities. We seek to build a diversified global presence by targeting markets primarily underpinned by major financial, energy and professional services businesses in key urban centers in North America, Australia, and Europe. Our goal is to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships.

•

Optimizing rental revenues. In order to ensure the long-term sustainability of rental revenues through economic cycles, we seek to continue to attract tenants with strong credit quality, maintain high occupancy levels through proactive leasing initiatives across our portfolio and initiate mark-to-market opportunities on leases.

•

Adding value through development. We seek to add value across our portfolio by enhancing existing portfolio properties through major capital projects on a selective basis and by creating “best-in-class” new office stock in premium locations through development initiatives.

•	Utilizing a prudent capital structure. We seek to generate strong risk-adjusted returns by utilizing conservative financing structures while pursuing liquidity initiatives across our portfolio.

As at December 31, 2011, our office portfolio consisted of interests in 126 properties containing approximately 82 million square feet of space. The majority of these properties are located in the central business districts of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne, Perth and London, making us a global leader in the ownership and management of high-quality office assets. Landmark properties include the World Financial Center in New York, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth.

The following is a brief overview of the office property assets in our portfolio and the office property markets in which we operate as at December 31, 2011:

	Number of Properties(1)	Total Area (000’s Sq. Ft.)	Average Market Occupancy Rate (%)	Our Average Occupancy Rate (%)	In-place Market Net Rent ($/Sq. Ft.)	Our In-place Net Rent ($/Sq. Ft.)
United States	62	49,250	88.9	91.3	31.21	24.53
Canada	29	21,167	95.4	96.3	29.87	25.48
Australia	34	11,180	92.8	96.6	48.93	48.33
Europe(2)	1	576	94.0	100.0	59.87	60.47
Total/Average	126	82,173	91.1	93.3	33.62	28.55

(1)	Does not include office assets held within our opportunistic investment platform.
(2)	Does not include office assets held through our approximate 22% interest in Canary Wharf.

The table below presents the following information on the assets in our office platform by geographic location as at December 31, 2011: (i) the number of properties, the percentage of the space under lease and the size of the office, retail, leasable, parking and total space in our office portfolio, which provides information as if we own 100% of the office assets in which we have an interest; (ii) our proportionate interest in those office assets before considering minority interests; and (iii) our proportionate interest in those office assets net of minority interests. For more detailed information on each property in our office platform, see Appendix A to this Form 20-F.

OFFICE PROPERTY PORTFOLIO(1)	Number of properties		Assets Under Management					Proportionate(2)			Proportionate net of Minority Share(3)
(Sq.Ft. in 000’s)		Leased %	Office	Retail	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total
U.S. Properties
New York	10	92.5%	18,301	550	18,851	281	19,132	86%	16,220	16,501	8,070	8,210
Boston	1	63.5%	771	25	796	235	1,031	100%	796	1,031	396	512
Washington, D.C.	30	93.0%	5,977	527	6,504	1,028	7,532	82%	5,390	6,192	2,866	3,349
Los Angeles	6	84.3%	4,106	424	4,530	1,156	5,686	79%	3,593	4,514	1,829	2,298
Houston	9	89.9%	7,872	291	8,163	1,509	9,672	74%	6,180	7,128	3,090	3,564
Denver	2	98.3%	2.595	48	2,643	503	3,146	80%	1,999	2,502	1,000	1,251
Minneapolis	4	94.0%	1,718	812	2,530	521	3,051	100%	2,530	3,051	1,265	1,526

	62	91.2%	41,340	2,677	44,017	5,233	49,250	83%	36,708	40,919	18,516	20,710

Canadian Properties
Toronto	12	93.5%	7,995	764	8,759	1,792	10,551	66%	5,698	6,976	2,378	2,909
Calgary	9	99.2%	5,641	303	5,944	969	6,913	49%	2,896	3,363	1,222	1,419
Ottawa	6	99.7%	1,710	37	1,747	1,030	2,777	25%	437	694	183	292
Vancouver	1	96.5%	494	95	589	264	853	100%	589	853	245	355
Other	1	100.0%	70	3	73	–	73	100%	73	73	36	36

	29	96.3%	15,910	1,202	17,112	4,055	21,167	56%	9,693	11,959	4,064	5,011

Australian Properties
Sydney	16	98.1%	4,650	436	5,086	467	5,553	59%	2,984	3,268	1,923	2,114
Melbourne	4	98.3%	2,207	70	2,277	251	2,528	82%	1,876	2,065	850	938
Brisbane	3	92.4%	819	6	825	59	884	87%	717	769	717	769
Perth	2	94.6%	611	1	612	31	643	84%	516	540	336	351
Canberra	1	100.0%	152	24	176	28	204	100%	176	204	176	204
New Zealand	8	92.8%	1,157	33	1,190	178	1,368	100%	1,190	1,368	595	684

	34	97.0%	9,596	570	10,166	1,014	11,180	73%	7,459	8,214	4,597	5,060

European Properties
London	1	100.0%	539	17	556	20	576	100%	556	576	556	576
	1	100.0%	539	17	556	20	576	100%	556	576	556	576

Total Office Properties	126	93.3%	67,385	4,466	71,851	10,322	82,173	75%	54,416	61,668	27,733	31,357

(1)	Does not include office assets held within our opportunistic investment platform or our approximate 22% interest in Canary Wharf.
(2)	Reflects our company’s interest before considering minority interests, including minority interests in the Property Partnership, Brookfield Office Properties, Brookfield Canada Office Properties, the U.S. Office Fund, Brookfield Prime Property Fund, Brookfield Heritage Partners LLC, Multiplex New Zealand Property Fund, and Brookfield Financial Partners L.P.
(3)	Reflects our company’s interest net of minority interests described in the note above other than the minority interest in the Property Partnership.

An important characteristic of our office portfolio is the strong credit quality of our tenants. We direct special attention to tenant credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows our major tenants, each with over one million square feet of space in our portfolio by leased area, and their respective credit ratings and lease commitments as at December 31, 2011:

Tenant	Primary Location	Credit Rating(1)	Year of Expiry(2)	Total (000’s Sq. Ft.)	Sq. Ft. (%)
Government and Government Agencies	All markets	AA+	Various	6,172	8.6
Bank of America/Merrill Lynch(3) and Bank of America/Merrill Lynch subtenants	Toronto/New York/Denver/Los Angeles	A	Various	4,658	6.5
Wells Fargo/Wachovia Securities(4)	New York	AA-	2019	1,544	2.1
CIBC World Markets(5)	Toronto/New York/Calgary	A+	2033	1,427	2.0
Suncor Energy	Calgary	BBB+	2028	1,313	1.8
Royal Bank of Canada	Vancouver/Toronto/Calgary/New York/Los Angeles/Minneapolis	AA-	2023	1,298	1.8
Kellogg Brown & Root	Houston	Not Rated	2030	1,268	1.8
Bank of Montreal	Calgary/Toronto	A+	2024	1,132	1.6
Total				18,812	26.2

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited. Reflects credit rating of tenant, and does not reflect credit rating of any subtenants.
(2)	Reflects the year of maturity related to leases beyond 2016 and is calculated for multiple leases on a weighted average basis based on square feet where practicable.
(3)	Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center, of which they occupy 2.7 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet.
(4)	Wells Fargo/Wachovia leases 1.4 million square feet at One New York Plaza, of which they occupy 148,000 square feet with the balance being leased to five subtenants ranging in size up to 756,000 square feet.
(5)	CIBC World Markets leases 1,094,000 square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PriceWaterhouseCoopers LLP.

Our strategy is to sign long-term leases in order to mitigate risk, reduce our overall re-tenanting costs and ensure stable and sustainable cash flows. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration.

The following table summarizes our lease expiry profile as at December 31, 2011:

			Expiring leases
(Sq.Ft. in 000’s)	Net Rental Area(1)	Currently Available(2)	2012	2013	2014	2015	2016	2017	2018 & Beyond
United States	44,017	3,851	3,027	5,810	3,171	3,849	2,036	1,773	20,500
Canada	17,112	639	435	1,798	439	1,680	1,809	625	9,687
Australia	10,166	347	378	670	851	1,227	1,017	1,038	4,638
Europe(3)	556	-	-	-	262	-	-	-	294
Total	71,851	4,837	3,840	8,278	4,723	6,756	4,862	3,436	35,119
Percentage of total	100%	6.7%	5.3%	11.5%	6.6%	9.4%	6.8%	4.8%	49.0%

(1)	Does not include office assets held within our opportunistic investment platform.
(2)	Indicates rental area that is not leased.
(3)	Does not include office assets held through our approximate 22% interest in Canary Wharf.

We also hold, as at December 31, 2011, interests in centrally-located development sites with a total development pipeline of approximately 18 million square feet in the United States, Canada, Australia and Europe, including City Square in Perth, 100 Bishopsgate in London and Manhattan West in New York. With the exception of City Square in Perth, these development sites are in planning stages. We will seek to develop these sites only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved.

The following table summarizes the office development projects in our portfolio by geographic location as at December 31, 2011. For more detailed information on each development project in our commercial office development pipeline, see Appendix A to this Form 20-F.

			(000’s Sq. Ft.)
	Number of Sites	Owned Interest (%)	Total	At Ownership
United States	7	95	9,657	9,152
Canada	5	78	4,227	3,301
Australia	5	100	2,677	2,677
Europe	1	50	950	475
Total	18	89	17,511	15,605

Retail Platform

Our strategy for our retail platform includes:

•

Growing our high quality portfolio. We are continuing to grow our high quality retail portfolio by focusing on growth areas in dynamic and resilient markets where we have a significant presence that we believe are under-served by quality retail centers. We also redevelop our retail properties on a selective basis to enhance our portfolio when we believe a market is ready and appropriate risk-adjusted returns can be earned. We look to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships.

•

Positioning malls as the “only” or “best” mall in town. We seek to position our malls as the “only” or “best” mall in their market areas in order to concentrate consumer traffic and capture favorable demographic trends. We aim to do this by creating malls as irreplaceable destinations within the community.

•

Optimizing occupancy and enhance income. In order to optimize occupancy levels, we look for ways to increase tenant sales per square foot and lease spreads while decreasing our occupancy costs. We also seek to diversify the tenants at our malls across retail sectors in order to achieve complementary retail mixes. We continue to pursue alternative income streams through parking, merchandising and other initiatives at our malls, while assessing cost efficiencies and synergies across our retail portfolio.

•

Actively managing our portfolio capital structures. We intend to achieve our goal of protecting and creating growth in the value of our retail portfolio by actively managing capital structures and conservatively financing assets.

Our retail portfolio consists of high quality retail centers in target markets predominantly in the United States, Brazil and Australia. As at December 31, 2011, our retail portfolio consisted of interests in 184 retail properties containing approximately 163 million square feet of retail space.

As at December 31, 2011, our retail portfolio consisted of 166 regional malls totaling approximately 157 million square feet in major and middle markets throughout the United States with the concentration of our regional malls as a percentage of our total regional mall net operating income allocated as follows: west region (26%), southeast region (23%), midwest region (20%), northeast region (17%) and southwest region (14%). We believe 24 regional malls in our retail portfolio are the premier regional malls in their market areas when measured against the top 100 leading malls in the United States. These high quality regional malls typically have average annual tenant sales per square foot of $725 or higher. Regional malls in our portfolio include Ala Moana in Honolulu, Fashion Show in Las Vegas, the Natick Collection in Natick (Boston), Tysons Galleria in Washington, D.C., Park Meadows in Lone Tree (Denver) and Water Tower Place in Chicago. More broadly, we own an interest in 125 of the top 600 regional malls in the country. A significant number of these regional malls are either the only mall in their market area, or, as part of a cluster of malls, receive relatively high consumer traffic.

Our portfolio also includes, as at December 31, 2011, 10 malls totaling approximately 3 million square feet in Brazil, 62% of which is located in São Paolo, 31% of which is located in Rio de Janeiro and 7% of which is located in Belo Horizonte. These properties are mostly concentrated in premier locations in highly dense urban areas and thereby have leading positions in their respective trade areas. Our core properties include the Rio Sul Shopping Center in Rio de Janeiro and the Shopping Pátio Paulista and Shopping Pátio Higienópolis in São Paulo.

In Australia, as at December 31, 2011, our portfolio consists of an economic interest in 8 retail centers totaling approximately 3 million square feet, 44% of which is located in Sydney, 35% of which is located in New Zealand and 21% of which is located in Brisbane.

The following is a brief overview of the retail property assets in our portfolio and the retail property markets in which we operate as at December 31, 2011:

	Number of Properties(1)	Gross Leasable Area (000’s Sq. Ft.)	Occupancy Rate (%)	Average Annual Tenant Sales (per Sq.Ft.)(2)	Our In-place Rent ($/Sq.Ft.)
United States(3)	166	157,348	93.2	475	63.64
Brazil	10	3,132	94.7	818	52.50
Australia(4)	8	2,997	98.1	608	9.54
Total/Average	184	163,477	93.5	484	60.87

(1)	Does not include retail assets held within our opportunistic investment platform.
(2)	Based only on properties with respect to which tenants are contractually obligated to report this information.
(3)	Includes only U.S. regional malls.
(4)	Includes 3 industrial properties totalling approximately 2.1 million square feet.

The table below presents the following information on the assets in our retail platform by geographic location as at December 31, 2011: (i) the number of properties, the percentage of the space under lease and the size of the office, retail, leasable, parking and total space in our retail assets under management, which provides information as if we own 100% of the retail assets in which we have an interest; (ii) our proportionate interest in those retail assets before considering minority interests; and (iii) our proportionate interest in those retail assets net of minority interests.

RETAIL PROPERTY PORTFOLIO(1)	Number of properties		Assets Under Management					Proportionate(2)			Proportionate net of Minority Share(3)
(Sq.Ft. in 000’s)		Leased %	Office	Retail	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total
U.S. Properties
Midwest Region	34	93.9%	731	31,514	32,245	–	32,245	89%	28,583	28,583	5,604	5,604
Northeast Region	28	92.4%	898	25,090	25,988	–	25,988	83%	21,496	21,496	4,083	4,083
Southeast Region	37	93.5%	363	36,453	36,816	–	36,816	86%	31,568	31,568	6,088	1,352
Southwest Region	20	97.4%	110	21,441	21,551	–	21,551	89%	19,145	19,145	3,751	3,751
West Region	47	91.8%	975	39,773	40,748	–	40,748	89%	36,362	36,362	7,186	7,186

	166	93.6%	3,077	154,271	157,348	–	157,348	87%	137,154	137,154	26,712	21,976

Brazilian Properties
Rio de Janeiro	3	97.0%	63	908	971	–	971	75%	727	727	208	208
São Paulo	6	93.8%	–	1,935	1,935	–	1,935	45%	877	877	149	149
Belo Horizonte	1	100.0%	–	226	226	–	226	50%	113	113	20	20

	10	95.2%	63	3,069	3,132	–	3,132	55%	1,717	1,717	378	378

Australian Properties
Sydney	4	95.9%	14	1,200	1,214	125	1,339	100%	1,214	1,339	1,214	1,339
Brisbane	2	99.3%	–	583	583	88	671	100%	583	671	583	671
New Zealand	2	100.0%	–	987	987	–	987	100%	987	987	494	494

	8	98.0%	14	2,770	2,784	213	2,997	100%	2,784	2,997	2,291	2,504

Total Retail Properties	184	93.9%	3,153	160,111	163,264	213	163,477	87%	141,654	141,867	29,379	24,856

(1)	Does not include retail assets held within our opportunistic investment platform or the retail assets held by GGP outside of the United States and non-regional malls.
(2)	Reflects our company’s interest before considering minority interests, including minority interests in the Property Partnership, GGP, Brazil Retail Fund and Multiplex New Zealand Property Fund.
(3)	Reflects our company’s interest net of minority interests described in the note above other than the minority interest in the Property Partnership.

The following table summarizes our lease expiry profile as at December 31, 2011:

			Expiring leases
(Sq.Ft. in 000’s)	Net Rental Area	Currently Available	2012	2013	2014	2015	2016	2017	2018 & Beyond
United States(1)	61,638	4,211	6,509	6,334	5,906	5,363	5,684	5,076	22,555
Australia	2,953	55	33	20	31	122	719	336	1,637
Brazil	3,069	164	675	376	470	433	218	109	624
Total	67,660	4,430	7,217	6,730	6,407	5,918	6,621	5,521	24,816
Percentage of total	100%	6.5%	10.7%	9.9%	9.5%	8.7%	9.8%	8.2%	36.6%

(1)	Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

The following list reflects the ten largest tenants in our malls as at December 31, 2011. We have a diversified tenant base with our largest tenant in our retail property portfolio accounting for approximately 3% of our minimum retail rents, tenant recoveries and other as at December 31, 2011.

Tenant	Primary DBA	Percent of Minimum Rents, Tenant Recoveries and Other (%)	Size (000’s Sq. Ft.)	Number of Locations
Limited Brands	Victoria’s Secret, Bath & Body Works	2.9	1,774	308
The Gap	Gap, Banana Republic, Old Navy	2.7	2,415	236
Foot Locker	Footlocker, Champs Sports, Footaction USA	2.1	1,466	371
Abercrombie & Fitch Stores	Abercrombie, Abercrombie & Fitch, Hollister	2.1	1,509	214
Golden Gate Capital	Express, J. Jill, Eddie Bauer	1.6	1,211	147
Forever 21	Forever 21, Gadzooks	1.5	2,069	110
American Eagle Outfitters	American Eagle, Aerie, Martin + OSA	1.5	914	163
Macy’s	Macy’s, Bloomingdale’s	1.4	20,624	133
Luxottica Retail North America	Lenscrafters, Sunglass Hut, Pearle Vision	1.2	587	292
Genesco	Journeys, Lids, Underground Station, Johnston & Murphy	1.1	539	354
Total		17.9	33,108	2,328

We develop and redevelop retail properties on a selective basis to enhance our portfolio when we believe risk-adjusted returns can be earned. As of December 31, 2011, we had a $268 million U.S. retail redevelopment pipeline of existing malls.

Multi-Family and Industrial Platform

Our strategy for our multi-family and industrial platform includes:

•

Targeting under-performing properties. We focus on acquiring multi-family properties and developing industrial properties in high growth, supply-constrained markets by selectively targeting properties that we believe are under-valued, neglected or under-performing.

•

Leveraging our strategic relationships. We are seeking to leverage the deep sourcing and operating capabilities of Fairfield Residential Company LLC, or Fairfield, for our future investments in multi-family properties. Fairfield, which is 65% owned by Brookfield, is one of the largest vertically-integrated multi-family real estate companies in the United States and is a leading provider of acquisition, development, construction, renovation and property management services.

•

In early 2012, Brookfield entered into a joint venture with an industrial partner for the acquisition of industrial properties in the United States, which we believe will provide us with access to investment opportunities and enable us to leverage our partner’s operating capabilities. Our partner has a fully-integrated, national platform and owns or manages 30 million square feet of industrial warehouse property and controls one of the largest industrial land banks in the United States.

•

Enhancing revenues. We seek to leverage our experience and that of our partners in property management services to enhance revenues at our multi-family and industrial properties by growing rents and improving operational efficiencies, with the goal of generating stable but growing rental revenue. We also seek to create value by enhancing our multi-family portfolio through renovation programs and marketing initiatives and selectively developing industrial assets.

•

Positioning portfolios for institutional ownership. Our goal is to position our multi-family and industrial portfolios for institutional ownership. For our multi-family properties, we seek to do this by stabilizing and minimizing the risk profile of our multi-family portfolio. For our industrial properties, we typically seek to do this by aggregating single property, development or complicated portfolio acquisitions into portfolios suitable for institutional ownership through a combination of proactive leasing, marketing and financing initiatives.

As of December 31, 2011, we owned an interest in approximately 11,900 multi-family units located in coastal and select interior markets in North America, a portion of which are managed by Fairfield. Our focus is on multi-family properties that we believe have significant value-enhancement potential through the application of dedicated hands-on asset management and operational expertise. As of December 31, 2011, we owned interests in several industrial properties in the United States consisting of approximately 2 million square feet of industrial space.

Opportunistic Investment Platform

Our strategy for our opportunistic investment platform includes:

•

Pursuing an opportunistic investment strategy. We invest in assets with a view to maximizing long-term, risk-adjusted return on capital by pursuing an opportunistic strategy to take advantage of dislocations and inefficiencies at all stages of the investment cycle. We seek to acquire positions of control or influence in individual properties, real estate holding companies and distressed loans, with a focus on large, complex, platform acquisitions, which we believe Brookfield is uniquely positioned to source and execute.

•

Providing strong sponsorship. We invest in opportunities that we believe leverage Brookfield’s competitive strengths, such as deal sourcing, financial or restructuring expertise or operational advantages. Our opportunistic investment platform makes investments primarily in Brookfield-sponsored real estate opportunity and finance funds. We expect to be the lead investor when Brookfield raises its flagship opportunistic private real estate fund. We believe that these funds provide a significant growth platform for us to participate in large-scale, opportunistic transactions alongside private institutional partners by providing us with access to transactions with the potential for significant returns. We hold the largest limited partner interest in almost all of the funds in which we are invested, and we expect that we will typically be the lead investor in these funds in the future. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield”.

•

Providing operating excellence. We seek to create long-term value by building long-term sustainable revenues and stabilizing assets through operational, financial structuring and other improvements in our portfolio assets.

•

Diversifying geographically. We seek to build a diversified portfolio of real estate assets in emerging and growth markets by targeting global opportunities where we believe a market offers attractive risk-adjusted returns. Initiatives underway include opportunistic acquisitions of large-scale, distressed corporate platforms and non-performing loan portfolios in the United States, Europe and Australia, office development opportunities in Brazil, distressed and development opportunities in the Middle East and local real estate investment strategies in India.

Our opportunistic investment platform pursues opportunistic investments predominantly in distressed and under-performing real estate assets and businesses and in commercial real estate mortgages and mezzanine loans. As of December 31, 2011, we held interests in a diverse portfolio of funds with approximately $1.7 billion of invested fund capital. Through these funds, we have interests in approximately 12 million square feet of office space, mezzanine loans and other real estate assets located in North America, Europe, Australia, Brazil and emerging markets. Depending on the nature of our investment and the specifics of the underlying assets, we may seek to hold and/or enhance the assets we invest in or sell the assets in order to realize a return on our investment. Once an asset has been sufficiently developed and its risk profile stabilized, we may determine to hold the asset through our office, retail, or multi-family and industrial platform as a long-term, stable investment.

Market Overview and Opportunities

We believe that we are well-positioned to take advantage of attractive investment conditions in the key regions in which we have operations. We believe that the current volatility in global capital markets will provide compelling investment opportunities, as well as reinforce the benefits of our investment focus on high quality real estate assets with conservative financing that generate, or have the potential to generate, long-term, predictable and sustainable cash flows.

Capital preservation and risk mitigation remain key tenets of our investment philosophy – in every investment and in every economic environment. We believe the next few years will present some very attractive opportunities for real estate investors as economic conditions around the world recover and capital markets stabilize. We believe our company offers an attractive opportunity to participate in these markets by establishing a group of properties that produce significant cash flow for distribution to our unitholders and for the accretive acquisition and development of high-quality assets.

The following is an overview of the real estate industry in each of our primary markets.

North America

Supply and demand fundamentals remain sound in core markets for core assets and we continue to see strong investment demand for well-located, high quality assets. We believe the ability to add value through leasing and property management of under-performing real estate assets in core markets will continue to be a key competitive advantage in these economic conditions.

Further, we continue to see distressed situations requiring new capital and strong sponsorship, especially in the United States. These opportunities are coming directly from banks, private entities facing looming debt maturities and lower asset values, the unwinding of dysfunctional partnerships, operators seeking new growth capital, and deleveraging initiatives, among others. While the regulatory and policy approach in the United States has not been as rigid as Europe’s, we believe the large upcoming debt maturity profile of the United States through 2017 and pool of distressed assets requiring recapitalization in the United States will continue to provide opportunities.

Europe

Sovereign debt issues are continuing to put significant pressure on macroeconomic conditions and capital markets. Europe currently has the largest debt funding gap in the world, and we believe that this, combined with the impact of austerity measures, will provide ample opportunities to acquire groups of assets in various asset classes across Europe in the next few years. Industry sources currently estimate a €400 to €700 billion funding gap in European real estate assets. New government regulations will force banks under government ownership to divest portions of their real estate by 2014 – 2015. We believe that this, combined with the introduction of new fund regulations, will provide further consolidation and rationalization of real estate ownership.

Our European focus remains on the continent’s largest markets, including the United Kingdom, France, Germany and Spain, across various asset classes.

Australia

Our primary focus in Australia remains on the office sector, in which we already have a platform and also see the largest opportunities. The office market is still in the early stages of recovery, driven by growth in the domestic economy and overall low unemployment rates. Supply is limited, boding well for robust rental and capital growth over the medium term, and we believe demand fundamentals remain strong in the major markets. Banks are seeking to reduce exposure to troubled real estate assets, resulting in asset sales and alternative debt funding opportunities are emerging as a result.

Our Australian portfolio also includes assets in New Zealand, where our primary focus remains on the office sector, in which we already have a platform and see acquisition and value-add opportunities. The primary office market of Auckland is in the early stages of recovery with increasing leasing enquiry and positive net absorption. There remains a large volume of distressed land throughout New Zealand, and banks are releasing some assets into receivership/sale in a controlled manner presenting opportunities for alternative debt funding.

Brazil

As with other emerging markets, Brazil fared materially better than many developed countries during the recession, however, while we believe that the demographic changes occurring in the region fuelled by a burgeoning middle class will continue to drive growth, we expect the return set in the near-term to be less opportunistic.

We remain focused on the retail and office segments. Retail fundamentals continue to improve throughout the country, driven by the low unemployment rates and increasing household income. Retail sales growth remains strong. National shopping center penetration levels are still low when compared to international levels, especially outside the main capitals. The office sector continues to post strong absorption levels, as the influx of multinational companies and continued relocation of tenants from older dysfunctional assets to new modern structures is driving demand. Both Rio de Janeiro and São Paulo remain at historic lows for vacancy. In Brazil, given that real estate operators are heavily reliant on the public markets for capital to execute business plans, we believe there could be substantial opportunities for private capital, especially with volatility in the Brazilian stock market.

Competition and Marketing

The nature and extent of competition we face varies from property to property and platform to platform. Our direct competitors include other publicly-traded office, retail, multi-family and industrial development and operating companies, private real estate companies and funds, commercial property developers and other owners of real estate that engage in similar businesses.

We believe the principal factors that our tenants consider in making their leasing decisions include: rental rates; quality, design and location of properties; total number and geographic distribution of properties; management and operational expertise; and financial position of the landlord. Based on these criteria, we believe that the size and scope of our operating platforms, as well as the overall quality and attractiveness of our individual properties, enable us to compete effectively for tenants in our local markets. Our marketing efforts focus on emphasizing these competitive advantages and leveraging our relationship with Brookfield. We benefit from using the “Brookfield” name and the Brookfield logo in connection with our marketing activities as Brookfield has a strong reputation in the global real estate industry. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield”.

Employees

Our company does not currently have any senior management who carry out the management and activities of our company. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our company or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management — Our Management”. As at December 31, 2011, our operating entities had approximately 6,000 employees.

Intellectual Property

Our company and the Property Partnership have each entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo.

Brookfield may terminate the licensing agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:

•

the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;

•	the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the licensing agreement;

•	certain events relating to a bankruptcy or insolvency of the licensee; or

•	the licensee ceases to be an affiliate of Brookfield.

A termination of the licensing agreement with respect to one or more licensees will not affect the validity or enforceability of the agreement with respect to any other licensees.

Governmental, Legal and Arbitration Proceedings

Our company has not been since its formation and is not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our company’s financial position or profitability nor is our company aware of any such proceedings that are pending or threatened.

We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.

Regulation

Our business is subject to a variety of federal, state, provincial and local laws and regulations relating to the ownership and operation of real property, including the following:

•

We are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations.

•	We must comply with regulations under building codes and human rights codes that generally require that public buildings be made accessible to disabled persons.

•	We must comply with laws and regulations concerning zoning, design, construction and similar matters, including regulations which impose restrictive zoning and density requirements.

•	We are also subject to state, provincial and local fire and life safety requirements.

These laws and regulations may change and we may become subject to more stringent laws and regulations in the future. Compliance with more stringent laws and regulations could have an adverse effect on our business, financial condition or results of operations. We have established policies and procedures for environmental management and compliance, and we have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure.

Environmental Protection

We are committed to continuous improvement of our environmental performance. Sustainability is a priority for our tenants, and, as landlords, our goal is to exceed their expectations. We know that shrinking the environmental footprint in our buildings, and cutting back on energy, water and waste will have a positive effect on the financial performance of our assets.

Our company intends to build all future office developments to a LEED Gold standard or local equivalent. The LEED Green Building Rating System is an internationally accepted scorecard for sustainable sites, water efficiency, energy and atmosphere, materials and resources, and indoor environmental quality. Within our 82 million square foot global office portfolio:

•	we have 20 LEED certifications;

•	80% of our U.S. office properties have earned the EPA’s ENERGY STAR award and 100% of our Canadian office properties have achieved BOMA BESt (Building Environmental Standards); and

•	74% of our Australian office properties have received a 4-Star rating or higher under NABERS.

We continue to expand and enhance the features, systems and programs that foster energy efficiency in our existing office buildings, as well as the health and safety of all of our tenants, employees and the community. We perform regular, comprehensive environmental reviews and upgrades at our office properties and endeavor to maximize energy efficiency at every office building.

Our goal is to be responsible stewards of our resources, and good citizens in all that we do. We are an active contributor in the communities where we conduct business. We are proud of the commitment we have made to corporate social responsibility. The initiatives we undertake and the investments we make in building our company are guided by our core set of values around sustainable development, as we create a culture and organization that can be successful today and in the future.

4.C. ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart below represents a simplified summary of our organizational structure.

(1)	The limited partnership units of the Property Partnership held by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of Property Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”. This ownership percentage does not reflect the nominal amount of our units that Brookfield Asset Management will withhold in connection with the satisfaction of Canadian federal and U.S. “backup” withholding tax requirements for non-Canadian registered shareholders. See Item 4.A. “Information on the Company — History and Development of the Company — The Spin-Off — Mechanics of the Spin-Off”.
(2)	Brookfield holds 100% of the limited partnership interests of Property GP LP.
(3)	Brookfield holds $1.5 billion of redeemable preferred shares of one of our Holdings Entities, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. In addition, Brookfield owns a nominal amount of preferred shares of two other Holding Entities (or wholly-owned subsidiaries thereof), which preferred shares will be entitled to vote with the common shares. The applicable Holding Entity or subsidiary will have an aggregate of 1% of the votes to be cast in respect of any such applicable Holding Entity or subsidiary. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Preferred Shares of Certain Holding Entities”.
(4)	All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and, except with respect to Rouse, are calculated as at December 31, 2011. We acquired an interest in Rouse on January 12, 2012, and before that it was wholly-owned by GGP. In March 2012, our ownership increased as a result of Rouse’s rights offering.
(5)	Our interest in Brookfield Office Properties is comprised of 49.6% of the outstanding common shares and 97.1% of the outstanding voting preferred shares. Brookfield Office Properties owns an approximate 83.3% aggregate equity interest in Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE, and an approximate 84.3% interest in the U.S. Office Fund, which consists of a consortium of institutional investors and which is led and managed by Brookfield Office Properties.

(6)	Our Australian office platform consists of our economic interest in certain of our Australian office properties not held through Brookfield Office Properties.
(7)	Our interest in GGP is comprised of an interest in approximately 21% of the outstanding shares of common stock (assuming the exercise of all outstanding warrants to acquire additional shares of common stock, which warrants were “in-the-money” as at December 31, 2011).
(8)	Rouse is a newly formed NYSE-listed company that GGP spun-out to its shareholders on January 12, 2012. In March 2012, our ownership increased as a result of Rouse’s rights offering.
(9)	Our multi-family and industrial portfolio is held through various Brookfield-sponsored private funds in which we hold an interest.

Our Company

Our company was established on January 3, 2012 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended. Our company’s head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and our company’s telephone number is +441 294-3304. Our company is a leading global owner, operator and investor in high quality commercial property. Our real estate assets are located in North America, Europe, Australia and Brazil.

Prior to the spin-off, we will acquire from Brookfield Asset Management substantially all of its commercial property operations, including its office, retail, multi-family and industrial assets. We will be Brookfield’s flagship public commercial property entity and the primary entity through which Brookfield Asset Management owns and operates these businesses on a global basis. We are positioned to take advantage of Brookfield’s global presence, providing unitholders with the opportunity to benefit from Brookfield’s operating experience, execution abilities and global relationships.

Property Partnership

Our company’s sole direct investment is a limited partnership interest in the Property Partnership. It is currently anticipated that our company will hold approximately a 10% limited partnership interest in the Property Partnership and Brookfield will hold approximately a 90% interest in the Property Partnership through limited partnership units of the Property Partnership which are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. Brookfield’s interest in the Property Partnership includes a 1% general partnership interest held by Property GP LP, a wholly-owned subsidiary of Brookfield Asset Management, which entitles it to receive equity enhancement distributions and incentive distributions from the Property Partnership. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Equity Enhancement and Incentive Distributions”.

Our Managers

The Managers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s global real estate business, including Richard B. Clark who is Senior Managing Partner and Chief Executive Officer of Brookfield Asset Management’s global real estate group. See Item 4.A. “Information on the Company — History and Development of the Company — About Brookfield”.

The BPY General Partner

The BPY General Partner, a wholly-owned subsidiary of Brookfield Asset Management, has sole authority for the management and control of our company. Holders of our units, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. See Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement”.

Property GP LP and Property General Partner

The Property GP LP serves as the general partner of the Property Partnership and has sole authority for the management and control of the Property Partnership. The general partner of Property GP LP is the Property General Partner, a corporation owned indirectly by Brookfield Asset Management but controlled by our company, through the BPY General Partner, pursuant to the Voting Agreement. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Voting Agreements”. Property GP LP will be entitled to receive equity enhancement distributions and incentive distributions from the Property Partnership as a result of its ownership of the general partnership interests of the Property Partnership. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Equity Enhancement and Incentive Distributions”.

Holding Entities

Our company indirectly holds its interests in our operating entities through the Holding Entities, which are newly formed entities. The Property Partnership owns all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.5 billion of redeemable preferred shares of one of our Holdings Entities, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. Brookfield owns a nominal amount of preferred shares of two other Holding Entities (or wholly-owned subsidiaries thereof). See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Preferred Shares of Certain Holding Entities”.

Operating Entities

Our business is organized in four operating platforms: office, retail, multi-family and industrial, and opportunistic investment. The capital invested in these operating platforms is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; sponsorship and participation in private equity funds; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth. As at the dates set out below, we held our commercial property operations through our interests in the entities and groups of assets set out below.

Operations	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Office
Brookfield Office Properties Inc.(1)	50%	50%	50%
Australia(2)	100%	100%	100%
Europe	100%	100%	100%
Canary Wharf Group plc	22%	22%	15%

Retail
General Growth Properties, Inc.(3)	21%	8%	-
Rouse Properties, Inc.(4)	-	-	-
Brazil Retail Fund	35%	25%	25%
Australia	100%	100%	100%
Europe	-	100%	100%

Multi-Family & Industrial
Multi-Family (through various funds)	10%-52%	29%-52%	29%-52%
Industrial (through various funds)	29%	-	-

Opportunistic Investments
Opportunity Funds	29% -82%	29% -82%	29% -82%
Finance Funds	25%-33%	28%-33%	28%-33%
(1)

Our interest in Brookfield Office Properties is comprised of 49.6% of the outstanding common shares and 97.1% of the outstanding voting preferred shares. Brookfield Office Properties owns an approximate 83.3% aggregate equity interest in Brookfield Canada

Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE and an approximate 84.3% interest in the U.S. Office Fund, which consists of a consortium of institutional investors and which is led and managed by Brookfield Office Properties.
(2)	Our Australian office platform consists of our economic interest in certain of our Australian office properties not held through Brookfield Office Properties.
(3)	Our interest in GGP is comprised of an interest in approximately 21% of the outstanding shares of common stock (assuming the exercise of all outstanding warrants to acquire additional shares of common stock).
(4)	Rouse is a newly formed NYSE-listed company that GGP spun-out to its shareholders on January 12, 2012. Our interest in Rouse is currently 37%.

Office Platform

Brookfield Office Properties Inc.: Our U.S. and Canadian office properties and our economic interests in most of our Australian office properties are held through our approximate 50% voting interest in Brookfield Office Properties, a global pure-play office company that is incorporated under the laws of Canada and is listed on the NYSE and the TSX. Brookfield Office Properties owns all of its Canadian office properties through its approximate 83.3% aggregate equity interest in Brookfield Canada Office Properties, a real estate investment trust formed under the laws of Canada and listed on the TSX and the NYSE. Brookfield Office Properties also owns a portion of its U.S. office properties through its approximate 84.3% interest in the U.S. Office Fund, which consists of a consortium of institutional investors and which is led and managed by Brookfield Office Properties. As at December 31, 2011, Brookfield Office Properties’ portfolio consisted of interests in 108 properties totaling 77 million square feet and interests in 16 million square feet of high quality, centrally-located development sites. Brookfield has held an interest in Brookfield Office Properties and its predecessors for over 20 years.

Australia: In addition to the office properties in Australia in which Brookfield Office Properties has an economic interest, we hold an economic interest in office properties in Sydney, Melbourne, Brisbane and New Zealand. As at December 31, 2011, this portfolio consisted of 15 office properties totaling approximately 3.6 million square feet in and 3 office development sites totaling approximately 1 million square feet. Brookfield acquired these office properties in 2007.

Europe: In addition to the office properties in Europe in which Brookfield Office Properties has an interest, we own 100% of a 576,000 square foot office property at 20 Canada Square, Canary Wharf, London. Brookfield acquired an interest in this office property in 2005.

Canary Wharf Group plc: The remainder of our European office property operations consists of our approximate 22% interest in Canary Wharf, a company incorporated under the laws of England and Wales which, as at December 31, 2011, owned and operated 16 office and retail properties (not including our interest in the office property at 20 Canada Square) totaling approximately 6.9 million square feet. Brookfield acquired an interest in Canary Wharf in 2003.

Retail Platform

General Growth Properties, Inc.: A substantial portion of our retail properties are held through our approximate 21% interest in GGP, an NYSE-listed company that is incorporated under the laws of Delaware. GGP is the second largest mall owner in the United States. The majority of GGP’s properties rank among the highest quality U.S. retail assets. In late 2010, Brookfield successfully led GGP out of Chapter 11 with a cornerstone investment. In February 2011, Brookfield acquired a further interest in GGP. We and the other members of Brookfield’s consortium hold an aggregate of approximately 422 million shares of GGP, representing approximately 40% of the outstanding shares of common stock of GGP (assuming the exercise of approximately 65 million warrants to acquire additional shares of common stock, which warrants were “in-the-money” as at December 31, 2011). We are entitled to designate three of the nine individuals nominated for election to GGP’s board of directors. GGP’s portfolio consists of 136 retail properties totaling approximately 136 million square feet. Brookfield acquired an interest in GGP in November 2010.

Rouse Properties, Inc.: On January 12, 2012, we and other members of Brookfield’s consortium acquired an approximate 37% interest in Rouse, a newly formed NYSE-listed company that is incorporated under the laws of Delaware, that GGP spun-out to its shareholders. After giving effect to Rouse’s rights offering in March 2012, we increased our holdings to approximately 37% of the outstanding shares of Rouse common stock and we, together with other members of Brookfield’s consortium, increased our holdings to approximately 54% of the outstanding shares of Rouse common stock. We have also provided a $100 million subordinated credit facility to Rouse. Rouse is the eighth largest publicly-traded regional mall owner in the United States based on square footage and owns and manages dominant Class B regional malls in secondary and tertiary markets. At the time of Rouse’s spin-off, it owned and operated 30 retail properties totaling approximately 21 million square feet.

Brazil Retail Fund: We hold an approximate 35% interest in the Brazil Retail Fund, a Brookfield-sponsored retail fund in Brazil. As at December 31, 2011, the Brazil Retail Fund’s portfolio consisted of 10 malls totaling 3 million square feet in Brazil, 62% of which is located in São Paolo, 31% of which is located in Rio de Janeiro and 7% of which is located in Belo Horizonte. Brookfield acquired an interest in the Brazil Retail Fund in 2006.

Australia: We hold an economic interest in Brookfield’s retail property portfolio in Australia. As at December 31, 2011, this portfolio consisted of 8 retail centers totaling approximately 3 million square feet, 44% of which is located in Sydney, 35% of which is located in New Zealand and 21% of which is located in Brisbane. Brookfield acquired these retail properties in 2007.

Multi-Family and Industrial Platform

Multi-Family: As at December 31, 2011, our multi-family portfolio consisted of interests in approximately 11,900 multi-family units, which were held primarily through a number of Brookfield-sponsored real estate opportunity and finance funds.

Industrial: Our industrial portfolio consists of interests in approximately 2 million square feet of industrial space through our interests in several industrial properties in the United States. We hold these interests both directly and through private funds.

Opportunistic Investment Platform

Our opportunistic investment portfolio consists of interests in approximately 12 million square feet of office space, mezzanine loans and other real estate assets, which we hold primarily through a number of Brookfield-sponsored real estate opportunity and finance funds. The opportunity funds have made direct real estate investments at the individual property, portfolio and entity levels. The finance funds are dedicated commercial real estate debt funds which originate, invest in and manage portfolios primarily comprised of commercial real estate mortgages and mezzanine loans. We hold the largest limited partner interest in almost all of these funds in which we are invested. Other than such real estate opportunity and finance funds, the remainder of our opportunistic investment portfolio consists of a minority interest in a public company, a directly-owned office development in São Paolo, Brazil, and a mezzanine loan in Germany.

4.D. PROPERTY, PLANTS AND EQUIPMENT

See Item 4.B. “Information on the Company — Business Overview” and Item 4.C. “Information on the Company — Organizational Structure — Operating Entities”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

Introduction

Prior to completing the spin-off, Brookfield Property Partners L.P. will acquire from Brookfield Asset Management, or Brookfield substantially all of its commercial property operations, including its office, retail, multi-family and industrial assets. We will be the primary vehicle through which Brookfield will seek to own and operate these businesses on a global basis. As at December 31, 2011 these operations included interests in 126 office properties and 184 retail properties. In addition, Brookfield had interests in an expanding multi-family and industrial platform and an 18 million square foot commercial office development pipeline, positioning us well for continued growth. These operations also include interests in several Brookfield-sponsored real estate opportunity and finance funds that hold loans and opportunistic equity investments in commercial property businesses. Brookfield’s real estate assets are primarily located in North America, Europe, Australia and Brazil.

This management’s discussion and analysis, or MD&A, covers the financial position as at December 31, 2011 and 2010 and results of operations for the years ended December 31, 2011, 2010 and 2009 of the business comprising Brookfield’s commercial property operations that will be contributed to our company prior to the spin-off (“our business”). The information in this MD&A should be read in conjunction with the carve-out financial statements of Brookfield’s commercial property operations, or the Financial Statements, for the aforementioned periods included elsewhere in this Form 20-F.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See section entitled “Special Note Regarding Forward-Looking Statements” at the beginning of this Form 20-F and Item 3.D. “Key Information—Risk Factors.”

Basis of Presentation

The carve-out results of our assets and operations have not previously been reported on a stand-alone basis and therefore the historical Financial Statements presented in this Form 20-F may not be indicative of future financial condition or operating results. The Financial Statements include the assets, liabilities, revenues, expenses and cash flows of our business, including non-controlling interests therein, which reflect the ownership interests of other parties. We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are office, including our office development projects, retail, multi-family and industrial, and opportunistic investments.

Financial data provided has been prepared using accounting policies in accordance with IFRS. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, but unless otherwise specified excludes interests held through Brookfield-sponsored opportunity and finance funds and Brookfield’s interest in Canary Wharf. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars, Australian Dollars, British Pounds, Euros, and Brazilian Reais are identified as “C$”, “A$”, “£”, “€” and “R$”, respectively.

Performance Measures

To measure our performance, we focus on, property net operating income (“NOI”), funds from operation (“FFO”), total return (“Total Return”), net asset value (“IFRS Value”) and occupancy levels. NOI, FFO, Total Return and IFRS Value do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: means revenues from operations of consolidated properties less direct operating costs.

•

FFO: means income, including equity accounted income, before realized gains (losses), fair value gains (losses) (including equity accounted fair value gains (losses)), income tax expense (benefits), and less non-controlling interests.

•	Total Return: means income before income tax expense (benefit), and related non-controlling interests.

•	IFRS Value: represents equity attributable to parent company and means total assets less total liabilities and non-controlling interests.

NOI is used as a key indicator of performance as it represents a measure over which management has a certain degree of control. We evaluate the performance of management using a “same store analysis”, which compares the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions, one-time items and foreign exchange. We provide the components of NOI by segment below under “— Reconciliation of Performance measures to IFRS Measures”.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Because FFO excludes fair value gains (losses) (including equity accounted fair value gains (losses)), realized gains (losses) and income tax expense (benefits), it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We provide a reconciliation of net income attributable to parent company to FFO below under “— Reconciliation of Performance Measures to IFRS Measures”. We reconcile FFO to net income attributable to Brookfield rather than cash flow from operating activities as we believe net income is the most comparable measure.

We use Total Return as key indicator as we believe that our performance is best assessed by considering FFO plus the increase or decrease in the value of our assets over a period of time, because that is the basis on which we make investment decisions and operate our business. We provide reconciliation of net income attributable to parent company to Total Return below under “ — Reconciliation of Performance Measures to IFRS Measures”.

We use IFRS Value as a key indicator of performance as it represents one of the principal valuation metrics for real estate entities. IFRS Value is driven primarily by the valuation of our properties together with the effect of leverage. We use IFRS Value to measure our performance in increasing our equity in net assets. We provide the components of IFRS Value by segment below in this MD&A.

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent or complete measure of the ongoing performance of the underlying operations. Nevertheless, we recognize that others may wish to utilize net income as a key measure and therefore provide a discussion of net income and a reconciliation to FFO in this MD&A.

Overview of our Business

Our business entails owning, operating and investing in commercial property both directly and through operating entities. We focus on well-located, high quality assets that generate or have the potential to generate long-term, predictable and sustainable cash flows, require relatively minimal capital to maintain and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. As at December 31, 2011, our principal business segments consist of the following:

•

Office: We have interests in 126 properties containing approximately 82 million square feet of commercial office space. We also develop office properties on a selective basis throughout North America, Australia and Europe in close proximity to our existing properties. Our office development assets consist of interests in 18 high-quality, centrally located sites totaling approximately 18 million square feet.

•

Retail: We have interests in 184 properties predominantly in the United States, Brazil and Australia. These properties encompass approximately 163 million square feet of retail space. A substantial portion of our retail properties are held through our approximate 21% interest in GGP, which we acquired during 2010 and in February 2011.

•	Multi-Family and Industrial: We have interests in approximately 11,900 multi-family units in the United States and Canada, and 2 million square feet of industrial space in the United States.

•

Opportunistic Investments: We have interests in Brookfield-sponsored real estate opportunity and finance funds that includes investments in distressed and under-performing real estate assets and businesses and commercial real estate mortgages and mezzanine loans.

Financial Highlights and Overall Performance

The following tables reflect the results for our business as at December 31, 2011 and 2010, and for each of the years ended December 31, 2011, 2010 and 2009. Further details on our operations and financial position are contained within the review of our business segments below.

(US$ Millions)	2011	2010	2009

Total revenue	$2,820	$2,270	$1,999

Net income (loss)	3,745	2,109	(734)

Net income (loss) attributable to parent company	2,323	1,026	(477)

Funds from operations	576	426	391

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010

Investment properties	$27,594	$20,960

Equity accounted investments	6,888	4,402

Total assets	40,317	30,567

Property debt	15,387	11,964

Total equity	21,494	15,144

Equity in net assets attributable to parent company	11,881	7,464

The following table presents NOI, FFO and Total Return for each of the years ended December 31, 2011, 2010 and 2009 and IFRS Value as at December 31, 2011 and 2010 for the geographies indicated:

(US$ Millions)	NOI			FFO			Total Return			IFRS Value
	2011	2010	2009	2011	2010	2009	2011	2010	2009	Dec. 31, 2011	Dec. 31, 2010
Office

United States	$561	$418	$459	$435	$427	$463	$985	$742	$195	$7,395	$5,678

Canada	259	243	202	213	227	162	297	302	(13)	2,044	2,081

Australia	264	214	154	134	91	75	152	202	(211)	2,315	2,028

Europe	32	31	31	20	27	18	194	76	(34)	958	783

Developments	-	-	-	-	-	-	-	-	-	560	509

Unallocated(1)	-	-	-	(490)	(405)	(395)	(490)	(405)	(395)	(6,735)	(5,787)
	1,116	906	846	312	367	323	1,138	917	(458)	6,537	5,292
Retail

United States	-	-	-	206	(11)	-	1,302	71	-	3,938	980

Australia	26	24	22	11	11	18	26	25	(53)	200	247

Brazil	111	94	67	(8)	(3)	3	83	2	(12)	311	159

Europe	1	12	13	(1)	(2)	(2)	(4)	9	(63)	-	43
	138	130	102	208	(5)	19	1,407	107	(128)	4,449	1,429
Multi-Family and Industrial	46	22	13	(5)	3	8	12	35	8	157	164

Opportunistic Investments	207	192	163	61	61	41	43	26	(5)	738	579
	$1,507	$1,250	$1,124	$576	$426	$391	$2,600	$1,085	$(583)	$11,881	$7,464
(1)	Balance sheet and statement of income amounts related to unsecured facilities, capital securities and non-controlling interests in Brookfield Office Properties, one of our operating entities.

See “— Reconciliation of Performance Measures to IFRS Measures” below in this MD&A for a reconciliation of NOI, FFO and Total Return to the most directly comparable IFRS measures.

Performance Highlights

Net income attributable to parent company increased by $1.3 billion and $1.5 billion during the years ended December 31, 2011 and 2010, respectively, compared to their prior periods, as a result of the changes discussed below in Total Return and increases in income tax expense.

•	NOI increased by $257 million and $126 million during the years ended December 31, 2011 and 2010, respectively, compared to their prior periods.

The increase during 2011 is primarily due to new leasing activity and currency appreciation in our Australian and Canadian properties offset by reduced occupancies. In addition, the consolidation of the U.S. Office Fund, as well as acquisitions during the period, also contributed to the increase. The increase during 2010 is primarily attributable to property acquisitions and the completion of development projects.

•	FFO increased by $150 million and $35 million during the years ended December 31, 2011 and 2010, respectively, compared to their prior periods.

The increase during 2011 is primarily due to the FFO from our investments in GGP which were acquired in November 2010 and February 2011, offset by the increase of non-controlling interest as a result of the transfer of economic interests in 16 Australian assets to Brookfield Office Properties. The increase during 2010 is primarily related to our office segment, which was offset by the sale of income producing investments in our opportunity funds and operating loss in our retail platform.

•	Total Return increased by $1.5 billion and $1.7 billion during the years ended December 31, 2011 and 2010, respectively, compared to their prior periods.

The increase during 2011 and 2010 is primarily related to the increases in FFO as mentioned above and higher projected cash flows and lower discount rates across our office portfolio which is detailed below under “— Office.” In addition, in 2011 we had significant fair value gains from our investment in GGP as a result of compression of the implied capitalization rates in the United States.

IFRS Value increased by $4.4 billion during the year ended December 31, 2011.

The increase during 2011 is primarily due the increase in net income as detailed above and our additional investment of $1.7 billion into GGP in February 2011, which increased our ownership to approximately 21%.

Recent Initiatives

•	We simplified our real estate structure and better positioned key operating entities to create enhanced value.

In the third quarter of 2011 we restructured our U.S. Office Fund, which is held within Brookfield Office Properties and are now consolidating most of the U.S. Office Fund assets. In the third quarter of 2010, we transferred to Brookfield Office Properties most of our economic interests in our Australian office properties.

•	Our operating teams completed a number of important initiatives to increase the values and cash flows in our office segment.

During the year ended December 31, 2011 we acquired interests in office properties in New York, Denver, Washington D.C., Houston, Melbourne and Perth, and sold properties in New Jersey, Boston, and Houston. We also signed approximately 11 million square feet of new commercial office leases as compared to the 7.2 million square feet of new commercial office leases we signed during the year ended December 31, 2010. This resulted in a reduction in our 2012 to 2015 lease rollover exposure by 550 basis points.

•	We are working on a number of attractive growth opportunities, including expansion of our existing operations and potential acquisitions.

Commercial office development activities are focused on five projects comprising approximately 9 million square feet and a total value of $7 billion. In January 2012, our U.S. retail operation spun-off a group of 30 non-core retail malls in order to focus on its core mall properties.

Outlook

We expect to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating at least 400 basis points below our normal office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. Most of our markets have favorable outlooks, which we expect will also lead to strong growth in lease rates. We do, however, still face a meaningful amount of office lease rollover in 2013, which may restrain FFO growth from this part of our portfolio in the near term.

In our North American retail business, we continue to improve the profitability of the business by rationalizing the portfolio, refinancing debt and reducing costs. In January 2012, GGP completed its plan to spin off Rouse to its shareholders, including Brookfield, in line with the objective to focus GGP on its highest performing mall portfolio, which generates tenant sales over $500 per square feet.

Transaction activity is picking up across our global office markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. We are currently focused on five development projects totaling approximately nine million square feet. This pipeline could add more than $7.2 billion in assets and we are actively advancing planning and entitlements and seeking tenants for these sites. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the U.S.

Office

We own interests in and operate one of the highest quality commercial office portfolios in the world, located in major financial, energy and government center cities in North America, Europe and Australia. Our strategy is to own and manage a combination of core assets consisting of prominent, well-located properties in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases and to pursue an opportunistic strategy to take advantage of dislocations in the various markets in which we operate. Our goal is to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships.

Our U.S., Canadian and most of the economic interests in our Australian properties are held through our approximate 50% voting interest in Brookfield Office Properties. Brookfield Office Properties in turn operates a number of private and listed entities through which public and institutional investors participate in our portfolios. This gives rise to non-controlling interests in the IFRS Value, NOI, FFO and Total Return of our office property portfolio. Our European operations consist primarily of our approximate 22% interest in Canary Wharf.

IFRS Value – Office

The following table presents the IFRS Value of our office portfolio by region as at December 31, 2011 and 2010:

(US$ Millions)	United States		Canada		Australia		Europe		Total
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Office properties	$12,959	$7,119	$4,571	$4,179	$3,739	$3,321	$521	$517	$21,790	$15,136
Equity accounted investments	1,467	2,168	13	21	957	976	-	-	2,437	3,165
Accounts receivable and other	1,315	1,254	134	193	490	386	994	831	2,933	2,664
	15,741	10,541	4,718	4,393	5,186	4,683	1,515	1,348	27,160	20,965
Property-specific borrowings	6,679	3,701	1,840	1,670	2,452	2,434	442	443	11,413	8,248
Accounts payable and other	1,031	755	407	372	229	95	115	122	1,782	1,344
Non-controlling interests	636	407	427	270	190	126	-	-	1,253	803
	$7,395	$5,678	$2,044	$2,081	$2,315	$2,028	$958	$783	$12,712	$10,570
Unallocated
Unsecured facilities									$381	$428
Capital securities									994	1,038
Non-controlling interests									5,360	4,321
IFRS Value(1)									$5,977	$4,783
(1)	Does not include office developments which are described in the table below on a geographic basis.

IFRS Value increased by $1.2 billion during the year ended December 31, 2011 to $6.0 billion, excluding office development activities. These increases represent gains in the fair values of properties due to a combination of higher projected cash flows and lower discount rates, as well as the impact of currency appreciation on the value of our Australian and Canadian properties. Unallocated non-controlling interests relate primarily to the interests of other shareholders in Brookfield Office Properties, whereas the non-controlling interests in each region relate to funds and joint ventures in those regions.

Specific 2011 major variances include the following:

•

In the third quarter of 2011, we concluded the joint venture with our partner in the portfolio owned through the U.S. Office Fund, which resulted in the consolidation of most of the underlying properties. This added $5.0 billion and $3.3 billion to the carrying value of our office properties and property specific borrowings, respectively.

•

The carrying value of equity accounted investments declined by $0.7 billion to $2.4 billion, representing the consolidation of the U.S. Office Fund, offset by the inclusion of equity accounted properties within the U.S. Office Fund’s portfolio, and the reclassification of Four World Financial Center to consolidated properties following our acquisition of our partner’s interest in the building.

Equity accounted investments as at December 31, 2011 primarily include: in the United States, 245 Park Avenue ($0.6 billion) and Grace Building ($0.6 billion); and in Australia, a variety of property funds and joint ventures interests. Our interest in Canary Wharf ($0.9 billion) is classified as a financial asset and is included in accounts receivable and other in the table above.

The following table presents the IFRS Value of our office development activities by region:

(US$ Millions)	Dec. 31, 2011				Dec. 31, 2010
	Consoli- dated assets	Consoli- dated liabilities	Non- Controlling interests	IFRS Value	Consoli- dated assets	Consoli- dated liabilities	Non- Controlling interests	IFRS Value
Australia
City Square, Perth(1)	$865	$419	$223	$223	$597	$203	$197	$197
Other	239	92	-	147	244	100	-	144
North America
Manhattan West, New York(2)	315	227	44	44	280	227	27	26
Other	213	-	107	106	209	-	104	105
Europe	81	-	41	40	74	-	37	37
	$1,713	$738	$415	$560	$1,404	$530	$365	$509
(1)	At December 31, 2011 consolidated liabilities consists of non-recourse floating rate debt bearing interest at 6.50% and maturing in 2014.
(2)	At December 31, 2011 consolidated liabilities include $122 million of non-recourse fixed rate debt, bearing interest at 5.9% and maturing in 2018, and $105 million of non-recourse floating rate debt bearing interest at 6.0% and maturing in 2012.

We continued the development of our City Square project in Perth, which has a total projected construction cost of approximately A$1 billion. This project is 100% pre-leased and scheduled for completion in the first half of 2012, and we expect to launch a second tower in late 2012.

We own interests in development rights on Ninth Avenue between 31st Street and 33rd Street in New York City which includes 5.4 million square feet of commercial office space entitlements. We are commencing work to build the necessary foundations to position this site to be one of the first sites for office development in Manhattan for the next development cycle. We recently acquired an adjacent property to further expand this important development initiative. We also hold a well-positioned development site in London, U.K., and have begun to prepare the site for construction. In both cases, full construction will be dependent on securing leases.

Our office property debt is secured and non-recourse to us other than the unsecured corporate revolvers noted below. These financings are typically structured on a loan-to-appraised value basis of between 55% to 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This execution reduces our equity requirement and enhances our equity returns when financing certain properties. As of December 31, 2011, we had a level of indebtedness of approximately 54% of our consolidated office properties.

We attempt to match the maturity of our office property debt with the average lease term of our properties. At December 31, 2011, the average term to maturity of our property debt was 5 years, compared to our average lease term of 7 years. The details of our property debt for our consolidated office properties at December 31, 2011 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Unsecured Facilities
Brookfield Office Properties revolving facility	2.4%	$264
Brookfield Canada Office Properties revolving facility	3.3%	117
Secured Property Debt
Fixed rate	6.0%	7,694
Variable rate	6.2%	4,457
		$12,532
Current		$1,022
Non-current		11,510
		$12,532

As at December 31, 2011 we had $782 million of committed corporate credit facilities in Brookfield Office Properties consisting of a $660 million revolving credit facility from a syndicate of banks and bilateral agreements between Brookfield Canada Office Properties and a number of Canadian chartered banks for an aggregate revolving credit facility of C$125 million. The balance drawn on these facilities was $381 million (2010 – nil). As at December 31, 2011, we also had $15 million (December 31, 2010 – $15 million) of indebtedness outstanding to Brookfield. Capital securities includes certain of Brookfield Office Properties’ Class AAA preferred shares issued by Brookfield Office Properties which are presented as liabilities on the basis that they may be settled, at the issuer’s option, in cash or the equivalent value of a variable number of Brookfield Office Properties’ common shares. These represent sources of low cost capital to our business. Brookfield Office Properties had the following capital securities outstanding as at the dates indicated:

(Millions, except share information)	Shares Outstanding	Cumulative Dividend Rate	Dec. 31, 2011(1)	Dec. 31, 2010(1)
Class AAA Series F	8,000,000	6.00%	$196	$200
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	196	200
Class AAA Series I	6,130,022	5.20%	150	179
Class AAA Series J	8,000,000	5.00%	196	200
Class AAA Series K	6,000,000	5.20%	146	149
Total			$994	$1,038
(1)	Net of transaction costs of $1 million and $2 million at December 31, 2011 and December 31, 2010, respectively.

Operating results – Office

The following table presents the NOI, FFO and Total Return of our office properties by region for the years ended December 31, 2011, 2010 and 2009:

(US$ Millions)	United States			Canada			Australia			Europe			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
NOI(1)
Existing properties	$362	$386	$380	$218	$210	$192	$136	$120	$125	$32	$31	$31	$748	$747	$728
Acquired, developed or sold	199	32	79	41	33	10	128	94	29	-	-	-	368	159	118
	561	418	459	259	243	202	264	214	154	32	31	31	1,116	906	846
Equity accounted income	172	232	237	17	18	-	62	56	12	-	-	-	251	306	249
Investment and other income	81	48	34	44	65	34	32	5	5	17	24	15	174	142	88
	814	698	730	320	326	236	358	275	171	49	55	46	1,541	1,354	1,183
Interest expense	319	229	239	82	78	56	207	173	91	29	28	28	637	508	414
Depreciation and amortization	7	8	6	2	5	5	10	7	5	-	-	-	19	20	16
Non-controlling interests	53	34	22	23	16	13	7	4	-	-	-	-	83	54	35
	435	427	463	213	227	162	134	91	75	20	27	18	802	772	718
Unallocated
Interest expense													(70)	(67)	(71)
Operating costs													(83)	(79)	(99)
Non-controlling interests													(337)	(259)	(225)
FFO(1)	435	427	463	213	227	162	134	91	75	20	27	18	312	367	323
Fair value changes	860	732	(626)	211	125	(357)	74	94	(280)	174	49	(52)	1,319	1,000	(1,315)
Realized gains	318	35	50	-	28	-	-	50	-	-	-	-	318	113	50
Non-controlling interests	(628)	(452)	308	(127)	(78)	182	(56)	(33)	(6)	-	-	-	(811)	(563)	484
Total valuation gains (losses)	550	315	(268)	84	75	(175)	18	111	(286)	174	49	(52)	826	550	(781)
Total Return(1)	$985	$742	$195	$297	$302	$(13)	$152	$202	$(211)	$194	$76	$(34)	$1,138	$917	$(458)
(1)	Refer to tables under “—Reconciliation of Performance Measures to IFRS Measures” below in this MD&A for reconciliation of NOI, FFO and Total Return to IFRS measures.

NOI generated by existing office properties since the beginning of 2009 (i.e. those held throughout the period) is presented in the following table on a constant exchange rate basis, using the average exchange rate for the year ended December 31, 2011 for the same period in 2010 and 2009. This table illustrates the stability of these cash flows that arises from the high occupancy levels and long-term lease profile.

(US$ Millions)	2011	2010	2009

United States	$362	$386	$380
Canada	218	219	221
Australia	136	135	163
Europe	32	32	32
NOI using normalized foreign exchange (“FX”) (1)	748	772	796
Currency variance	-	(25)	(68)
	$748	$747	$728
Average rent per square foot	$28.55	$28.07	$26.90
(1)	Using the 2011 year to date average FX rates.

NOI for the year ended December 31, 2011 was in line with the prior year, although NOI decreased in the United States, and decreased overall by 3% when including currency depreciation. The decrease in the United States was driven by occupancy reductions due to the expiry of the property leases in New York and Boston. Contributions from properties acquired, developed and sold since the beginning of the comparable period includes the consolidation of the U.S. Office Fund ($127 million) and the New Zealand Property Fund, as well as acquisitions in Houston, Washington, D.C., Denver, Melbourne and Perth, partially offset by the sale of properties in Boston and New Jersey. The decrease in equity accounted income reflects the transfer of the U.S. Office Fund to consolidated properties ($70 million) offset by income from the acquisition of interests in a new equity accounted property in New York and increased income from other equity accounted properties. The increase in interest expense reflects these activities, as well as the impact of foreign currency translation on borrowings in Australia and Canada.

NOI for the year ended December 31, 2010 compared with the prior year increased by 3% to $747 million but decreased by 3% when including currency depreciation. Contractual increases in existing leases and new leasing activity which led to higher in-place net rents were offset by reduced occupancy following the expiry of leases in New York and Boston. Contributions from properties acquired, developed and sold since the beginning of the comparable period includes acquisitions in Houston and Washington, D.C., the consolidation of the New Zealand Property Fund and the completion of the Bay Adelaide Centre development in late 2009. The increase in interest expense reflects these activities as well as the impact of foreign currency translation on borrowings in Australia and Canada.

FFO for the year ended December 31, 2011 decreased by $55 million to $312 million from $367 million in the prior period. The decrease is primarily due to the increase of unallocated non-controlling interest which is a result of the transfer of interests in the Australian assets to Brookfield Office Properties. In addition, the Canary Wharf dividend was $16 million in 2011 compared to $26 million in 2010, which was offset by income earned by newly acquired properties in the period.

FFO for the year ended December 31, 2010 increased by $44 million to $367 million from $323 million in the prior year. The increase is a result of favorable foreign currency fluctuation in Canada and Australia and a $26 million dividend from Canary Wharf (2009—nil) offset by an increase in unallocated non-controlling interest, which was a result of the transfer of Australian economic interests to Brookfield Office Properties.

Total Return for the year ended December 31, 2011 increased by $221 million to $1.1 billion from $917 million in the prior year. The increase in valuation gains is a result of decrease in discount and terminal capitalization rates as detailed in the table below, we also recorded realized gains in the United States as a result of the sale of properties in New Jersey, Boston, and Houston. This was offset by the decrease in FFO as mentioned above.

Total Return for the year ended December 31, 2010 increased by $1.4 billion to $917 million from $(458) million in the prior year. The increase in valuation gains is a result of decrease in discount and terminal capitalization rates as detailed in the table below. We also recorded realized gains in the United States, Canada and Australia as a result of the sale of properties in Washington, D.C, Edmonton and New Zealand. In addition, we also had an increase in FFO as mentioned above. The loss in 2009 is related to the increase of discount and terminal capitalization rates from 2008.

The key valuation metrics of our commercial office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows. A 100-basis point change in the discount rate and terminal capitalization rate would result in a change in our 2011 IFRS Value, after deducting non-controlling interests, of $1.6 billion. Discount and capitalization rates have declined meaningfully in all of our principal regions since 2009, giving rise to valuation gains.

	United States			Canada			Australia			Europe(1)
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009

Discount rate	7.5%	8.1%	8.8%	6.7%	6.9%	7.4%	9.1%	9.2%	9.3%	6.1%	6.5%	6.9%
Terminal cap rate	6.3%	6.7%	6.9%	6.2%	6.3%	6.7%	7.5%	7.7%	7.7%	n/a	n/a	n/a
Investment horizon (years)	12	10	10	11	11	10	10	10	10	n/a	n/a	n/a

(1)	The valuation method used by Europe is the direct capitalization method. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The results of operations are primarily driven by occupancy and rental rates of the office properties and stability of earnings is driven by the average lease term. The following tables present key leasing metrics relating to our office property operations:

	Dec. 31, 2011			Dec. 31, 2010			Dec. 31, 2009
	Occupancy (%)	Avg. Lease Term (Years)	Avg. “In Place” Net Rent	Occupancy (%)	Avg. Lease Term (Years)	Avg. “In Place” Net Rent	Occupancy (%)	Avg. Lease Term (Years)	Avg. “In Place” Net Rent
United States	91.3%	7.0	$24.53	94.0%	7.1	$24.54	93.5%	7.1	$24.18
Canada	96.3%	8.7	25.48	96.0%	7.6	25.99	98.6%	6.8	24.09
Australia	96.6%	6.1	48.33	98.4%	7.1	47.63	97.7%	7.6	42.70
Europe	100.0%	10.3	60.47	100.0%	10.0	61.05	100.0%	17.1	60.00
Average	93.3%	7.3	$28.55	95.1%	7.2	$28.07	95.3%	7.2	$26.90

Our total worldwide portfolio occupancy rate in our office properties at December 31, 2011 was 93.3%, down from 95.1% at December 31, 2010. The decrease in occupancy levels from prior periods is primarily due to a decline in the United States to 91.3% from 94.0% at December 31, 2010. The decline is due to the sale of 1400 Smith Street in Houston, which was 100% leased, lease expirations in New York and Boston, and the acquisition of underleased properties at attractive values. Occupancy levels elsewhere in our portfolio remain favorable. In 2011, we leased approximately 11 million square feet and currently have a leasing pipeline of 5 million square feet, which would further improve our leasing profile.

We use in-place net rents as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses, excluding the impact of straight-lining rent escalations or amortization of free rent periods provided on in-place leases. This measure represents the amount of cash generated from leases in a given period.

•

In North America, at December 31, 2011, average in-place net rents across our portfolio remained flat compared to December 31, 2010. Net rents across this portfolio remained at a discount of approximately 24% to the average market rent of $31 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

•

In Australia, at December 31, 2011, average in-place net rents in our portfolio was approximately $48 per square foot, which represented a 2% discount to market rents. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

The following table presents the lease expiry profile of our office properties by region at December 31, 2011:

			Expiring Leases
(000’s Sq. Ft.)	Net Rental Area	Currently Available	2012	2013	2014	2015	2016	2017	2018 & Beyond
United States	44,017	3,851	3,027	5,810	3,171	3,849	2,036	1,773	20,500
Canada	17,112	639	435	1,798	439	1,680	1,809	625	9,687
Australia	10,166	347	378	670	851	1,227	1,017	1,038	4,638
Europe (1)	556	-	-	-	262	-	-	-	294
Total	71,851	4,837	3,840	8,278	4,723	6,756	4,862	3,436	35,119
Percentage of Total	100.0%	6.7%	5.3%	11.5%	6.6%	9.4%	6.8%	4.8%	49.0%
(1)	Does not include office assets held through our interest in Canary Wharf.

Retail

Our retail portfolio consists of well-located high quality retail centers in target markets predominantly in the United States, Brazil and Australia. Similar to our office strategy, we look to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships and pursue an opportunistic strategy to take advantage of dislocations in the various markets in which we operate.

As at December 31, 2011, we owned interests in our U.S. retail properties through our interest in GGP. In late 2010, a Brookfield-led consortium successfully led GGP out of Chapter 11 with a $2.6 billion cornerstone investment, which represented a 27% interest in GGP at that time. Our share of the investment was approximately $1 billion with the balance being provided by our fund partners. In February 2011 we acquired a further interest in GGP for approximately $1.7 billion, increasing our interest to approximately 21%. We account for our investment in GGP following the equity method of accounting, which requires us to recognize our pro rata share of its earnings and equity each period. Our Australian interests primarily consist of direct retail investments and our Brazilian operations consist of a 35% interest in the Brookfield Brazil Retail Fund. As at December 31, 2011, our retail portfolio consisted of interests in approximately 184 retail properties comprising 163 million square feet of retail space.

IFRS Value – Retail

The following table presents IFRS Value of our retail properties by region as at December 31, 2011 and 2010:

(US$ Millions)	United States		Australia		Brazil		Europe		Total
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Retail properties	$-	$-	$388	$420	$1,882	$1,983	$-	$279	$2,270	$2,682
Equity accounted investments	4,099	1,014	-	-	87	99	-	14	4,186	1,127
Accounts receivable and other	183	178	19	21	461	330	-	22	663	551
	4,282	1,192	407	441	2,430	2,412	-	315	7,119	4,360

Property-specific borrowings	-	-	185	194	1,011	1,262	-	254	1,196	1,710
Accounts payable and other	51	1	-	-	175	170	-	18	226	189
Non-controlling interests	293	211	22	-	933	821	-	-	1,248	1,032
IFRS Value	$3,938	$980	$200	$247	$311	$159	$-	$43	$4,449	$1,429

Specific 2011 major variances included the following:

•

IFRS Value in our retail portfolio increased by $3.0 billion to $4.4 billion at December 31, 2011 from December 31, 2010, reflecting the investment of a further $1.7 billion in GGP in February 2011, which increased our ownership to approximately 21%, as well as our share of increases in the fair value of GGP’s mall portfolio.

•

GGP opened 28 new anchor/big box stores in the United States totaling approximately 920,000 square feet, three department stores totaling approximately 402,000 square feet, and had an additional four department stores totaling approximately 516,000 square feet scheduled to open in 2012 and 2013.

•

We invested approximately $170 million in our Brazilian retail operations in the second quarter of 2011, increasing our ownership from 25% to 39%. In the fourth quarter of 2011, we sold approximately 4% interest in the Brazilian retail operations for $39 million, after several assets were sold. Additionally, during 2011, we recognized a fair value gain of $202 million reflecting better than expected leasing market conditions and a 40-basis points decrease in discount rates across the portfolio. Carrying values in Brazil also reflect a 13% reduction in the currency exchange rate from the end of 2010.

•	We disposed of our U.K. retail assets and two properties in New Zealand in the first quarter of 2011.

The details of our property debt for our consolidated retail properties at December 31, 2011 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Secured Property Debt
Variable rate	12.9%	$1,196
		$1,196

Current		$171
Non-current		1,025
		$1,196

The details of retail property debt related to our equity accounted investment in GGP at December 31, 2011 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance(1)
Secured Property Debt
Fixed rate	5.5%	17,386
Variable rate	3.3%	2,556
	5.2%	$19,942

Current		$1,886
Non-current		18,056
		$19,942
(1)	Represents GGP’s proportionate share of consolidated property debt exclusive of non-controlling interests.

Operating results – Retail

The following table presents the NOI, FFO, and Total Return of our retail properties by region for the years ended December 31, 2011, 2010 and 2009:

(US$ Millions)	United States			Australia			Brazil			Europe			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009

NOI(1)	$-	$-	$-	$26	$24	$22	$111	$94	$67	$1	$12	$13	$138	$130	$102
Equity accounted investments	224	-	-	-	-	-	7	1	-	-	-	-	231	1	-
Investment and other income	-	(5)	-	-	-	-	5	3	6	-	-	-	5	(2)	6
	224	(5)	-	26	24	22	123	98	73	1	12	13	374	129	108
Interest expense	-	-	-	15	13	4	144	108	78	-	14	15	159	135	97
Other operating costs	-	-	-	-	-	-	-	-	11	-	-	-	-	-	11
Non-controlling interests	18	6	-	-	-	-	(13)	(7)	(19)	2	-	-	7	(1)	(19)
FFO(1)	206	(11)	-	11	11	18	(8)	(3)	3	(1)	(2)	(2)	208	(5)	19
Fair value changes	1,189	127	-	15	14	(71)	202	40	(62)	(4)	11	(61)	1,402	192	(194)
Realized gains	-	-	-	-	-	-	47	-	-	-	-	-	47	-	-
Non-controlling interests	(93)	(45)	-	-	-	-	(158)	(35)	47	1	-	-	(250)	(80)	47
Total valuation gains (losses)	1,096	82	-	15	14	(71)	91	5	(15)	(3)	11	(61)	1,199	112	(147)
Total return(1)	$1,302	$71	$-	$26	$25	$(53)	$83	$2	$(12)	$(4)	$9	$(63)	$1,407	$107	$(128)

(1) Refer to tables under “—Reconciliation of Performance Measures to IFRS Measures” below in this MD&A for reconciliation of NOI, FFO and Total Return to IFRS measures.

NOI for the year ended December 31, 2011 compared with the prior year increased by 6%, primarily due to the consolidation of the New Zealand Property Fund and income from Brazilian mall expansions.

NOI for the year ended December 31, 2010 compared with the prior year increased by 27% as a result of an increase in tenant sales and currency appreciation in Brazil which was offset by the disposition of an asset in Australia.

FFO for the year ended December 31, 2011 compared with the prior year increased by $213 million which is primarily due to the company’s investment in GGP.

FFO for the year ended December 31, 2010 compared with the prior year decreased by $24 million due to an increase in interest rates in Brazil and Australia and costs related to the recapitalization of GGP.

Total Return for the year ended December 31, 2011 increased by $1.3 billion to $1.4 billion from $107 million in the prior year. The increase is a result of increase in FFO as mentioned above and increase in valuation gains which is primarily a result of compression of implied capitalization rates in the United States and the decrease in discount and terminal capitalization rates in Brazil, as detailed in the table below. In addition we recorded realized gains from the sale of three properties in Brazil.

Total Return for the year ended December 31, 2010 increased by $235 million to $107 million from ($128) million in the prior year. The increase in valuation gains is a result of decrease in discount and terminal capitalization rates as detailed in the table below. This was offset by the decrease in FFO as mentioned above.

The key valuation metrics of our retail properties, including those within our equity accounted investments, are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows. A 100-basis point change in the discount rate and terminal capitalization rate would result in a change in our IFRS Value, as at December 31, 2011 after deducting non-controlling interests, of $681 million. Discount and capitalization rates have declined meaningfully in all of our principal regions, giving rise to appraisal gains.

	United States(1)			Australia			Brazil			Europe(1)
(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009

Discount rate	6.0%	6.7%	-	9.8%	9.8%	9.8%	9.6%	10.0%	10.3%	-	8.1%	8.1%
Terminal cap rate	n/a	n/a	-	8.9%	9.0%	9.1%	7.3%	7.3%	7.4%	-	n/a	n/a
Investment horizon (years)	n/a	n/a	-	10	10	10	10	10	10	-	n/a	n/a
(1)	The valuation method used by the United States and Europe is the direct capitalization method. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents key leasing metrics relating to our retail property operations:

	Dec. 31, 2011			Dec. 31, 2010			Dec. 31, 2009
	Occupancy (%)	Avg. Lease Term (Years)	Avg. “In Place” Net Rent	Occupancy (%)	Avg. Lease Term (Years)	Avg. “In Place” Net Rent	Occupancy (%)	Avg. Lease Term (Years)	Avg. “In Place” Net Rent
United States (1)	93.2%	5.1	$63.64	92.9%	3.9	$55.09	-	-	$-
Australia	98.1%	7.4	9.54	96.8%	6.3	17.29	98.5%	7.1	23.06
Europe	-	-	-	80.1%	12.1	23.57	91.0%	15.7	22.63
Brazil	94.7%	6.8	52.50	94.3%	5.0	45.74	94.4%	5.0	37.13
Average	93.5%	5.3	$60.87	92.9%	4.2	$52.19	95.2%	7.5	$30.07
(1)	Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

Our retail portfolio occupancy rate at December 31, 2011 was 93.5%, up from 92.9% at December 31, 2010. Occupancy levels in our U.S. portfolio increased by 30 basis points from 92.9% at December 31, 2010 to 93.2%, and the average initial rent on leases signed in 2011 was $65.67 per square foot, up 8.3% or $5.04 per square foot as compared to the expiring rent on comparable leases.

The following table presents the lease expiry profile of our retail properties by region at December 31, 2011:

			Expiring Leases
(000’s sq. ft.)	Net Rental Area	Currently Available	2012	2013	2014	2015	2016	2017	2018 & Beyond
United States (1)	61,638	4,211	6,509	6,334	5,906	5,363	5,684	5,076	22,555
Australia	2,953	55	33	20	31	122	719	336	1,637
Brazil	3,069	164	675	376	470	433	218	109	624
Total	67,660	4,430	7,217	6,730	6,407	5,918	6,621	5,521	24,816
Percentage of Total	100.0%	6.5%	10.7%	9.9%	9.5%	8.7%	9.8%	8.2%	36.6%
(1)	Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

Multi-Family and Industrial

Our multi-family and industrial portfolio is part of an expanding platform. At December 31, 2011, we had interests in approximately 11,900 multi-family units and 2 million square feet of industrial space in North America held through Brookfield’s private funds. We are seeking to leverage the deep sourcing and operating capabilities of Fairfield Residential Company LLC, or Fairfield, for our future investments in multi-family properties. Fairfield, which is 65% owned by Brookfield, is one of the largest vertically-integrated multi-family real estate companies in the United States and is a leading provider of acquisition, development, construction, renovation and property management services.

We have a joint venture with an industrial joint venture partner, for the acquisition of industrial properties in the United States, which we believe will provide us with access to investment opportunities and enables us to leverage our industrial joint venture partner’s operating capabilities. Our partner has a fully-integrated, national platform and owns or manages 30 million square feet of industrial warehouse property and controls one of the largest industrial land banks in the United States.

IFRS Value – Multi-Family and Industrial

The following table presents IFRS Value of our multi-family and industrial segment:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010

Investment properties	$971	$956
Equity accounted investments	84	34
Loans and notes receivable	-	89
Accounts receivable and other	57	69
	1,112	1,148
Property-specific borrowings	564	606
Accounts payable and other liabilities	20	19
Non-controlling interests	371	359
IFRS Value	$157	$164

IFRS Value decreased over the period as a result of asset sales which was offset by further investments and fair value gains.

Operating Results – Multi-Family and Industrial

The following table presents the NOI, FFO and Total Return of our multi-family and industrial segment for the years ended December 31, 2011, 2010 and 2009:

(US$ Millions)	2011	2010	2009

NOI(1)	$46	$22	$13
Equity accounted investments	(2)	-	-
Investment and other income	-	(3)	2
	44	19	15
Interest and other expense	44	7	7
Non-controlling interests	5	9	-
FFO(1)	$(5)	$3	$8
Fair value changes	28	63	-
Realized gains	11	52	-
Non-controlling interests	(22)	(83)	-
Total valuation gains	17	32	-
Total Return(1)	$12	$35	$8
(1)	Refer to tables under “—Reconciliation of Performance Measures to IFRS Measures” below in this MD&A for reconciliation of NOI, FFO and Total Return to IFRS measures.

NOI increased over the periods due to increased investments in income producing assets, which was offset by increased borrowing costs. The decrease in total valuation was driven largely by an increase in the discount rate and terminal cap rate and a reduction in realized gains from the sale of multi-family properties in the United States.

The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States			Canada

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009

Discount rate	8.6%	8.4%	8.5%	8.7%	9.0%	-

Terminal cap rate	8.3%	6.6%	7.4%	7.7%	7.6%	-

Investment horizon (years)	10	10	10	10	10	-

Opportunistic Investments

Our opportunistic investments portfolio consists of interests predominately in distressed and under-performing real estate assets and businesses, commercial real estate mortgages and mezzanine loans held directly or through Brookfield-sponsored real estate finance and opportunity funds.

The Brookfield sponsored real estate finance funds in which we have interests invest in real estate finance transactions in risk positions senior to traditional equity and subordinate to traditional first mortgages or investment grade corporate debt. The Brookfield sponsored real estate opportunity funds in which we have interests are focused on assets where we can make improvements or reposition the property to increase the amount and stability of cash flows with a view to monetizing our investments once such changes are realized over a medium-term time horizon. The opportunity funds also have investments and specialty finance offerings, such as commercial real estate, real estate loans, and real estate-related securities, such as commercial and residential mortgage-backed securities. Through these funds, as at December 31, 2011 we had interests in approximately 12 million square feet of office space, mezzanine loans and other real estate assets located in North America, Europe, Australia, Brazil and emerging markets.

IFRS Value – Opportunistic Investments

The following table presents IFRS Value of our opportunistic investments business:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010

Investment properties	$912	$891
Equity accounted investments	118	1
Loans and notes receivable	994	1,450
Accounts receivable and other	1,189	348
	3,213	2,690
Property-specific borrowings	1,094	453
Accounts payable and other liabilities	415	858
Non-controlling interests	966	800
IFRS Value	$738	$579

IFRS Value increased over the periods as a result of further investments and fair value gains in our opportunity and finance funds.

Our investment properties consist primarily of operating assets within Brookfield sponsored real estate opportunity and finance funds. Accounts receivable and other includes a hotel operating property as at December 31, 2011.

Loans and notes receivable reside primarily in our real estate finance funds. Included in loans and notes receivable is $107 million (2010 - $110 million) of loans receivable in Euros of €83 million (2010 - €83 million). A summary of loans and notes receivable by collateral asset class is as follows:

(US$ Millions)	Dec. 31, 2011		Dec. 31, 2010
	Unpaid Principal Balance	Percentage of Portfolio (1)	Unpaid Principal Balance	Percentage of Portfolio (1)
Asset Class
Hotel	$401	38%	$520	33%
Office	642	62%	745	47%
Retail	-	-	13	1%
Nursing homes	-	-	153	10%
Residential	-	-	141	9%
Total collateralized	$1,043	100%	$1,572	100%
(1)	Represents percentage of collateralized loans.

Property debt related to our opportunistic investments segment totaled $1.1 billion at December 31, 2011 and had a weighted average interest rate of 3.9% and matures primarily between 2012 and 2018.

Other liabilities consists primarily of obligations relating to our real estate finance funds which are secured by loans and notes receivable having a carrying value of $0.7 billion (2010 - $1.0 billion).

Operating Results – Opportunistic investments

The following table presents the NOI, FFO, and Total Return of our opportunistic investments business for the years ended December 31, 2011, 2010 and 2009:

(US$ Millions)	2011	2010	2009
NOI(1)	$207	$192	$163
Equity accounted investments	13	1	-
Investment and other income	(2)	4	1
	218	197	164
Interest and other expense	69	82	65
Non-controlling interests	88	54	58
FFO(1)	$61	$61	$41
Fair value changes	(24)	(120)	(89)
Realized gains (losses)	(11)	85	(11)
Non-controlling interests	17	-	54
Total valuation gains (losses)	(18)	(35)	(46)
Total return(1)	$43	$26	$(5)
(1)	Refer to tables under “—Reconciliation of Performance Measures to IFRS Measures” below in this MD&A for reconciliation of NOI, FFO and Total Return to IFRS measures.

NOI increased over the periods due to increased investments in income producing assets. FFO for the year ended December 31, 2011 remained consistent compared with the prior year. FFO for the year ended December 31, 2010 compared with the same period in the prior year increased by $20 million to $61 million due the an increase of cash flows from our opportunity and finance funds as a result of an increase in income producing assets purchased in the period.

In 2011 the increase in Total Return resulted from a decrease in the discount rate and terminal cap rate. In addition, 2010 included an impairment of $54 million from investments in our finance funds.

In 2010, the increase in Total Return resulted from realized gains from the sale of assets in the opportunity funds which was offset by an increase in the discount rate and terminal cap rate.

The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States
(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Discount rate	8.2%	8.7%	8.6%
Terminal cap rate	8.1%	8.1%	7.7%
Investment horizon (years)	10	10	10

Income Taxes

The major components of income tax (expense) benefit include the following:

(US$ Millions)	2011	2010	2009
Total current income tax	$ (164)	$ (117)	$ (60)
Total deferred income tax	(275)	39	195
Total income tax (expense) benefit	$ (439)	$ (78)	$ 135

Our effective tax rate is different from Brookfield’s domestic statutory income tax rate due to the differences set out below:

(US$ Millions)	2011	2010	2009
Statutory income tax rate	28%	31%	33%
Increase (reduction) in rate resulting from:
Portion of income not subject to tax	(12)	(3)	-
International operations subject to different tax rates	(4)	(12)	(20)
Change in tax rates on temporary differences	-	-	3
Increase in tax basis within flow through joint venture	-	(7)	-
Foreign exchange gains and losses	-	-	1
Tax asset previously not recognized	-	(3)	-
Other	(2)	(2)	(2)
Effective income tax rate	10%	4%	15%

Liquidity and Capital Resources

The capital of our business consists of property debt, capital securities, other secured and unsecured debt and equity. Our objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support our operations and to reduce our weighted average cost of capital, and to improve the returns on equity through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at December 31, 2011, the recorded values of capital totaled $38 billion (2010 - $28 billion). Our principal liquidity needs for the next year are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	fund those capital expenditures deemed mandatory, including tenant improvements;
•	fund current development costs not covered under construction loans;
•	fund investing activities which could include discretionary capital expenditures; and
•	fund property acquisitions.

We plan to meet these needs with one or more of the following:

•	cash flows from operations;
•	construction loans;
•	creation of new funds;
•	proceeds from sales of assets;
•	proceeds from sale of non-controlling interests in subsidiaries; and
•	credit facilities and refinancing opportunities.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities, as well as cash flow from operating activities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings. Our operating entities also generate liquidity by accessing capital markets on an opportunistic basis. The following table summarizes the various sources of cash flows of our operating entities which supplement our liquidity.

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Cash flow from operating activities	$ 1,611	$ 810	$ 166
Borrowings	2,976	1,635	2,374
Proceeds from asset sales	1,638	913	98
Loans and notes receivables, collected	744	302	228
Proceeds from equity installment receivable	121	-	-
Contributions from parent company	965	358	769
Distributions from equity accounted investments	-	316	-
Contributions from non-controlling interest	667	1,038	1,024
	$ 8,722	$ 5,372	$ 4,659

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Most of our borrowings are in the form of long term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area should not compromise our ability in and of itself to finance the balance of our operations. A summary of our debt profile for each of our office and retail segments are included elsewhere in this MD&A.

At December 31, 2011, Brookfield Office Properties had a floating rate bank credit facility of $660 million which matures in March 2014. Additionally, one of our subsidiaries has bilateral agreements with a number of Canadian chartered banks for an aggregate floating rate bank credit facility of C$125 million, the terms of which extend to June 2014. At December 31, 2011, the balances drawn on these facilities were $381 million.

Our operating entities are subject to limited covenants in respect of their corporate debt and were in compliance with all such covenants at December 31, 2011. Our operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to us.

In addition, see Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Preferred Shares of Certain Holding Entities”. For a description of our distribution policy, see Item 10.B. “Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Distributions”, Item 10.F. “Dividends and Paying Agents — Distribution Policy” and Item 3.B. “Capitalization and Indebtedness”.

A summary of our contractual obligations is included in this MD&A under “Contractual Obligations”.

Risk Management

The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions will cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Australia, Brazil and Europe. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

The strategy of our opportunistic investment segment depends, in part, upon our ability to syndicate or sell participations in senior interests in our investments, either through capital markets collateralized debt obligation transactions or otherwise. If we cannot do so on terms that are favorable to us, we may not make the returns we anticipate.

Interest Rate and Financing Risk

We attempt to stagger the maturities of our mortgage portfolio, to the extent possible, evenly over a 10-year time horizon. We believe that this strategy will allow us to manage interest rate risk most effectively. We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 48% of our outstanding commercial property debt at December 31, 2011 is floating rate debt compared to 43% at December 31, 2010. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt would result in an increase in an annual interest expense of $74 million. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At December 31, 2011 we have a level of indebtedness of 56% of fair value of our portfolio of properties (2010 – 57%). It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

Credit Risk

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. As at December 31, 2011 no one office tenant represented more than 8.6% of total leasable area in our office segment.

The following list shows major tenants with over one million square feet of space in our office portfolio by leased area and their respective credit ratings and lease commitments as at December 31, 2011:

Tenant	Primary Location	Credit Rating(1)	Year of Expiry(2)	Total (000’s Sq. Ft.)	Sq. Ft. (%)
Government and Government Agencies	All markets	AA+	Various	6,172	8.6
Bank of America/Merrill Lynch(3)	Toronto/New York/Denver/ Los Angeles	A	Various	4,658	6.5
Wells Fargo/Wachovia Securities(4)	New York	AA-	2019	1,544	2.1
CIBC World Markets(5)	Toronto/New York/Calgary	A+	2033	1,427	2.0
Suncor Energy	Calgary	BBB+	2028	1,313	1.8
Royal Bank of Canada	Vancouver/Toronto/Calgary/ New York/Los Angeles/Minneapolis	AA-	2023	1,298	1.8
Kellogg Brown & Root	Houston	Not Rated	2030	1,268	1.8
Bank of Montreal	Calgary/Toronto	A+	2024	1,132	1.6
Total				18,812	26.2
(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited. Reflects credit rating of tenant, and does not reflect credit rating of any subtenants.
(2)	Reflects the year of maturity related to lease(s) beyond 2016 and is calculated for multiple leases on a weighted average basis based on square feet where practicable.
(3)	Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center, of which they occupy 2.7 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.7 million square feet, 1.9 million is in 4 World Financial Center, and 0.8 million square feet is in 2 World Financial Center, and of which 3.5 million square feet of leased space will expire in 2013.
(4)	Wells Fargo/Wachovia leases 1.4 million square feet at One New York Plaza, of which they occupy 148,000 square feet with the balance being leased to five subtenants ranging in size up to 756,000 square feet.
(5)	CIBC World Markets leases 1,094,000 square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP.

The following list reflects the ten largest tenants in our retail portfolio as at December 31, 2011. The largest tenant in our portfolio accounted for approximately 3% of minimum rents, tenant recoveries and other.

Top Ten Largest Tenants	Primary DBA	Percent of Minimum Rents, Tenant Recoveries and Other (%)	Size (000’s of Sq. Ft.)	Number of Locations
Limited Brands	Victoria’s Secret, Bath & Body Works	2.9%	1,774	308
The Gap	Gap, Banana Republic, Old Navy	2.7%	2,415	236
Foot Locker	Footlocker, Champs Sports, Footaction USA	2.1%	1,466	371
Abercrombie & Fitch Stores	Abercrombie, Abercrombie & Fitch, Hollister	2.1%	1,509	214
Golden Gate Capital	Express, J . Jill, Eddie Bauer	1.6%	1,211	147
Forever 21	Forever 21, Gadzooks	1.5%	2,069	110
American Eagle Outfitters	American Eagle, Aerie, Martin + OSA	1.5%	914	163
Macy’s	Macy’s, Bloomingdale’s	1.4%	20,624	133
Luxottica Retail North America	Lenscrafters Sunglass Hut, Pearle Vision	1.2%	587	292
Genesco	Journeys, Lids, Underground Station, Johnston & Murphy	1.1%	539	354
Total		17.9%	33,108	2,328

Our exposure to credit risk in respect of our other investments relates primarily to counterparty obligations regarding loans and notes receivable. We assess the credit worthiness of each counterparty before entering into contracts and ensure that counterparties meet minimum credit quality requirements. We also endeavor to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques.

Lease Roll-Over Risk

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 7.9% of our office leases and 10% of our retail leases mature annually over the next five years. Excluding Bank of America/Merrill Lynch, our largest office tenant, less than 7.3% of our office leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

Details of our lease expiry profile for our office and retail properties, by geography and in aggregate, are included above in this MD&A.

Environmental Risks

As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material noncompliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2012 may not provide the same level of increases in rental rates on renewal as compared to prior years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years.

Insurance Risk

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

Foreign Exchange Fluctuations

For the year ended December 31, 2011, approximately 39% of our assets and 43% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “—Derivative Financial Instruments”.

The following table shows the impact of a 10% decrease in foreign exchange rates on net income and other comprehensive income:

	December 31, 2011				December 31, 2010				December 31, 2009
(Millions)		IFRS Value	OCI	Net Income		IFRS Value	OCI	Net Income		IFRS Value	OCI	Net Income
Canadian Dollar	C$	935	$(84)	$-	C$	820	$(74)	$-	C$	1,032	$ (89)	$-
Australian Dollar	A$	2,005	(186)	-	A$	1,863	(173)	-	A$	1,997	(163)	-
British Pound		£641	(90)	-		£482	(69)	-		£255	(37)	-
Euro		€83	-	(10)		€83	-	(10)		€83	-	(11)
Brazilian Real	R$	586	(28)	-	R$	265	(14)	-	R$	223	(12)	-
Total			$(388)	$(10)			$(330)	$(10)			$ (301)	$(11)

Derivative Financial Instruments

Our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. Our operating entities use the following derivative instruments to manage these risks:

•

foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar and British Pound denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	interest rate caps to hedge interest rate risk on certain variable rate debt; and
•	total return swaps on Brookfield Office Properties’ shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging

We have derivatives outstanding that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt.

As at December 31, 2011, we had derivatives with a notional amount of $1,599 million in place to fix rates on forecasted fixed rate financings with maturities between 2014 and 2024 at rates between 2.6% and 5.2%. As at December 31, 2010, we had derivatives with a notional amount of $85 million in place to lock-in the treasury rate on forecasted fixed rate financings with a maturity between 2011 and 2021. The hedged forecasted fixed rate financings are denominated in U.S. Dollars, Canadian Dollars and Australian Dollars.

As at December 31, 2011, we had derivatives with a notional amount of $5,343 million in place to fix rates on existing variable rate debt at between 0.3% and 9.9% for debt maturities between 2012 and 2014. As at December 31, 2010, we had derivatives with a notional amount of $2,662 million in place to fix rates on existing variable rate debt at between 0.3% and 10.2% for debt maturities between 2011 and 2016.

The fair value of our outstanding interest rate derivative positions as at December 31, 2011 was a loss of $271 million (2010 – gain of $2 million). For the years ended December 31, 2011 and 2010, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

Foreign Currency Hedging

We have derivatives designated as net investment hedges of our investments in foreign operating entities. As at December 31, 2011, we had hedged a notional amount of £45 million at £0.64/US$ and A$135 million at A$0.98/US$ using foreign currency forward contracts maturing between January and March of 2012. As at December 31, 2010, we had designated a notional amount of £45 million at £0.64/US$, C$500 million at C$1.00/US$ and A$1,100 million at A$0.98/US$ using foreign currency contracts maturing in March 2011.

The fair value of our outstanding foreign currency forwards as at December 31, 2011 was a loss of $4 million (2010 – loss of $64 million).

In addition, as of December 31, 2011, we had designated C$903 million (2010 – C$950 million) of Canadian Dollar financial liabilities as hedges of our net investment in Canadian operations.

Other Derivatives

The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

At December 31, 2011, we had a total return swap under which we received the returns on a notional amount of 1.2 million common shares of Brookfield Office Properties in connection with Brookfield Office Properties’ deferred share unit plan. The fair value of the total return swap at December 31, 2011 was a gain of $2 million (December 31, 2010 – loss of $19 million) and a loss of $17 million in connection with the total return swap was recognized in general and administrative expense in the year then ended (2010 – gain of $6 million).

At December 31, 2011, we had foreign exchange contracts outstanding to swap a €83 million notional amount to British Pounds (2010 - €83 million). The fair value of these contracts as at December 31, 2011 was nil (2010 – nil) and a gain of $4 million was recognized in investment and other income in connection with these contracts in the year ended December 31, 2011 (2010 - $4 million).

At December 31, 2010, we had interest rate swaps in place to fix interest rates on a notional amount of $1,789 million of debt with interest rates between 1.4% and 6.8%, maturing in 2011. We also had an interest rate swaption to fix a notional amount of A$862 million of debt at 5.9% maturing in 2011 and interest rate caps to cap a notional amount of $691 million LIBOR based debt at between 2.0% and 3.7% maturing in 2011. The fair value of these contracts at December 31, 2010 was a loss of $7 million and $7 million of gains related to these contracts were recognized in fair value gains (losses) in the year ended December 31, 2010.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2011:

(US$ Millions)		Payments Due By Period
	Total	Less than 1 Year	2 – 3 years	4 – 5 Years	After 5 Years
Property and other secured debt	$ 15,598	$ 1,433	$ 6,812	$ 2,063	$ 5,290
Capital securities	994	150	392	452	-
Other financial liabilities	1,170	1,170	-	-	-
Interest expense(1)
Property and other secured debt	4,746	984	1,820	1,015	927
Capital securities	152	49	72	31	-

(1)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

Related Party Transactions

In the normal course of operations, we enter into various transactions on market terms with related parties, which have been measured at exchange value and are recognized in the financial statements. The following table summarizes transactions with related parties:

(US$ Millions)	Year ended Dec. 31,
Transactions for the period of	2011	2010	2009
Lease revenue	$ 2	$ 2	$ 2
Interest income	101	71	17
Interest expense	41	7	1
Management fees paid	30	52	43
Management fees received	15	5	-

Balances outstanding as at	Dec. 31, 2011	Dec. 31, 2010
Promissory notes (1)	$470	$–
Loans receivable designated as FVTPL (2)	138	–
Loans and notes receivable (3)	452	1,221
Other current receivables (4)	57	13
Capitalized interest paid to Brookfield	40	39
Property debt payable	64	113
Other liabilities (5)	22	476
(1)	Refer to Note 10 of the notes to the carve-out financial statements for details of the related put arrangement
(2)

Includes senior unsecured note receivable from a subsidiary of Brookfield that matures on December 19, 2014. The principal and interest payments on the note receivable are based on the returns of a reference debenture which is, in turn, secured by an equity interest in a publicly traded real estate entity based in Australia.

(3)

The balance includes Brookfield Office Properties’ $145 million receivable from Brookfield (refer to Note 9 of the notes to the carve-out financial statements) and Brookfield Office Properties’ $200 million loan receivable related to Brookfield’s ownership of Brookfield Office Properties’ Class AAA Series E capital securities earning a rate of 108% of bank prime. In 2010, the balance also included Brookfield Office Properties’ $504 million loan receivable in cash collateralized total return swaps entered into with Brookfield bearing interest at a weighted average rate of LIBOR plus 2.9% and BREF’s $262 million loan receivable related to its ownership of Trizec debt bearing a weight average rate of LIBOR plus 2.8%.

(4)	The 2011 balance includes a $49 million loan receivable from a subsidiary of Brookfield that is due on March 15, 2012 and secured by commercial office property.
(5)	In 2010, other liabilities included Brookfield Office Properties’ bridge facility payable to Brookfield which matured in November 2011.

Critical Accounting Policies, Estimates and Judgments

The discussion and analysis of our financial condition and results of operations is based upon the carve-out financial statements, which have been prepared in accordance with IFRS. The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management.

Investment Properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Active developments are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cash flows.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for development or redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

U.S. Office Fund

Our interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings, an entity we originally established along with our joint venture partner, or the JV Partner, to acquire Trizec Properties Inc. Under the terms of a joint venture agreement, the JV Partner held an option, commencing January 2011 for nine months, to call certain properties sub-managed by the JV Partner in exchange for its equity interest in TRZ Holdings; in the event the JV Partner did not first exercise its option, we had an option, commencing in 2013 for a period of 14 months, to put the JV Partner sub-managed properties to the JV Partner in redemption of its interest in TRZ Holdings, all of which we refer to as the U.S. Office Fund Option.

On August 9, 2011, the JV Partner exercised its option, redeeming its equity interest in TRZ Holdings in exchange for its sub-managed properties, and repaid the debt associated with those properties. Prior to the exercise of the U.S. Office Fund Option, we and the JV Partner had joint control over the strategic financial and operating policy decisions of TRZ Holdings and it was accounted for as a jointly controlled entity following the equity method of accounting. Following the exercise of the U.S. Office Fund Option, we held an 82.72% equity interest in TRZ Holdings and obtained control over the strategic financial and operating policy decisions of the entity. Accordingly, we have consolidated our interest in TRZ Holdings effective August 9, 2011 and recognized the assets, liabilities and non-controlling interests in TRZ Holdings at fair value as at that date in accordance with IFRS 3, “Business Combinations”.

Canary Wharf Group plc

We have determined that, notwithstanding our 22% common equity interest, we do not exercise significant influence over Canary Wharf as we are not able to elect board members or otherwise influence the financial and operating decisions.

General Growth Properties, Inc.

We acquired an indirect interest in GGP together with a consortium of institutional investors through a series of parallel investment vehicles. As of December 31, 2011, we held an indirect 21% interest in GGP and were entitled to appoint three of the nine directors to GGP’s board. Brookfield and the consortium members have entered into a voting agreement governing the combined investment in GGP wherein the members have joint control over such investment and the consortium as a whole exercises significant influence over GGP. Accordingly, we accounted for the investment following the equity method of accounting.

Taxation

We apply judgment in determining the tax rate applicable to our REIT operating entities and identifying the temporary differences related to such operating entities with respect to which deferred income taxes are recognized. Deferred taxes related to temporary differences arising in the company’s REIT operating entities, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and we intend that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

We measure deferred income taxes associated with our investment properties based on our specific intention with respect to each asset at the end of the reporting period. Where we have a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

We also make judgments with respect to the taxation of gains inherent in our investments in foreign subsidiaries and joint ventures. While we believe that the recovery of our original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

Financial Instruments

We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties. When designating derivatives in cash flow hedging relationships, we make assumptions about the timing and amount of forecasted transactions, including anticipated financings and refinancings.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

Use of Estimates

The company makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

(i)	Investment property

We determine the fair value of each operating property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cashflows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cashflows. Certain operating properties are valued using a direct capitalization approach whereby a capitalization rate is applied to estimated current year cashflows. Developments properties under active development are also measured using a discounted cashflow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, we measure our operating properties and development properties using valuations prepared by management.

(ii)	Financial instruments

We determine the fair value of our warrants to acquire common shares of GGP using a Black-Scholes option pricing model wherein we are required to make estimates and assumptions regarding expected future volatility of GGP’s shares and the term of the warrants.

We have certain financial assets and liabilities with embedded participation features related to the values of investment properties whose fair values are based on the fair values of the related properties.

We hold other financial instruments that represent equity interests in investment property entities that are measured at fair value as these financial instruments are designated as fair value through profit or loss or available- for-sale. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cash flows and discounted based on applicable yield curves derived from market interest rates.

Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

Future Accounting Policy Changes

We anticipate adopting each of the accounting policy changes below in the first quarter of the year for which the standard is applicable and are currently evaluating the impact of each.

Financial Instruments

IFRS 9, “Financial Instruments”, or IFRS 9, is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements”, or IFRS 10, establishes principles for the preparation of an entity’s financial statements when it controls one or more other entities. The standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. The standard also sets out the accounting requirements for the preparation of consolidated financial statements.

Joint Arrangements

IFRS 11, “Joint Arrangements”, or IFRS 11, replaces the existing IAS 31, “Interests in Joint Ventures” (“IAS 31”). IFRS 11 requires that reporting entities consider whether a joint arrangement is structured through a separate vehicle, as well as the terms of the contractual arrangement and other relevant facts and circumstances, to assess whether the venture is entitled to only the net assets of the joint arrangement (a “joint venture”) or to its share of the assets and liabilities of the joint arrangement (a “joint operation”). Joint ventures are accounted for using the equity method, whereas joint operations are accounted for using proportionate consolidation.

Disclosure Of Interests In Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, or IFRS 12, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires disclosure of information that enables users of financial statements to evaluate: (i) the nature of, and risks associated with interests in other entities; and (ii) the effects of those interests on our financial position, financial performance and cash flows.

Fair Value Measurement

IFRS 13, “Fair Value Measurement”, or IFRS 13, replaces the current guidance on fair value measurement in IFRS with a single standard. The standard defines fair value, provides guidance on its determination and requires disclosures about fair value measurements but does not change the requirements about the items that should be measured and disclosed at fair value.

Income Taxes

Amendments have been made to IAS 12, “Income Taxes”, or IAS 12, that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, “Investment Property”. The amendments introduce a rebuttable presumption that, for purposes of determining deferred tax consequences associated with temporary differences relating to investment properties, the carrying amount of an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale.

Reconciliation of Performance Measures to IFRS Measures

The following table provides a reconciliation of net income attributable to Brookfield to Total Return and FFO for the years ended December 31, 2011, 2010 and 2009:

(US$ Millions)	2011	2010	2009
Net income attributable to parent company	$2,323	$1,026	$(477)
Add (deduct):
Income tax expense (benefit)	439	78	(135)
Non-controlling interest in the above	(162)	(19)	29
Total Return	2,600	1,085	(583)
Add (deduct):
Fair value (gains) losses	(1,112)	(574)	887
Realized gains	(365)	(250)	(39)
Share of equity accounted fair value adjustments(1)	(1,612)	(561)	710
Non-controlling interest in the above	1,065	726	(584)
FFO	$576	$426	$391
(1) Represents fair value gains (losses) related equity accounted investments.

The components of NOI for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011			2010			2009

(US$ Millions)	Revenue from operations	Operating expenses	Property NOI	Revenue from operations	Operating expenses	Property NOI	Revenue from operations	Operating expenses	Property NOI
Office	$1,909	$793	$1,116	$1,521	$615	$906	$1,456	$610	$846
Retail	193	55	138	199	69	130	187	85	102
Multi-Family and Industrial	108	62	46	54	32	22	25	12	13
Opportunistic Investments	379	172	207	328	136	192	251	88	163

	$2,589	$1,082	$1,507	$2,102	$852	$1,250	$1,919	$795	$1,124
Proportionate Summary Financial Information

We use the proportionate share of our interests in GGP and other jointly controlled entities and equity accounted investments as a key performance measure. Management views this measure as relevant in demonstrating the company’s ability to manage the underlying economics of the related investments, including the financial performance and cash flows. The following tables present our condensed carve-out balance sheet and income statement on a consolidated and on a proportionate basis. The proportionate financial information represents our carve-out financial statements on an adjusted basis to present our equity accounted investments and our share of net earnings (losses) from equity accounted investments on a proportionately consolidated basis at our ownership percentage of the related investment (referred to as “proportionate interest”). We view our proportionate interest in GGP at 38%, which consists of our interests of 21% and those of our institutional partners of 17% who together with Brookfield led the recapitalization of GGP in 2010. We view our proportionate interest in our various jointly controlled entities and other equity accounted investments at our direct ownership interest of the related investments as Brookfield has invested in these entities independent of institutional partners. Fund partners’ interests represent non-controlling interests of our various co-investors in Brookfield led funds and investments.

The following table presents a reconciliation of our condensed consolidated balance sheet to our condensed proportionate balance sheet as at December 31, 2011:

		Proportionate		Less: Equity Accounted Investments
(US$ Millions)	Consolidated	GGP	Other JVs		Total
Assets
Investment properties	$27,594	$14,062	$3,729	$-	$45,385
Equity accounted investments	6,888	-	-	(6,888)	-
Loans and notes receivable	1,758	-	-	-	1,758
Other assets	4,077	1,183	250	-	5,510
Total assets	$40,317	$15,245	$3,979	$(6,888)	$52,653
Liabilities
Property debt	$15,387	$7,654	$1,128	$-	$24,169
Capital securities	994	-	-	-	994
Other liabilities	2,442	1,215	62	-	3,719
Total liabilities	18,823	8,869	1,190	-	28,882
Equity in net assets
Fund partners’ interests	3,199	2,277	-	-	5,476
Other non-controlling interests	6,414	-	-	-	6,414
IFRS Value	11,881	4,099	2,789	(6,888)	11,881
Total equity in net assets	21,494	6,376	2,789	(6,888)	23,771
Total liabilities and equity in net assets	$40,317	$15,245	$3,979	$(6,888)	$52,653

The following table presents our condensed proportionate balance sheet by segment as at December 31, 2011:

(US$ Millions)	Office	Retail	Multi-Family & Industrial	Opportunistic Investments	Total
Assets
Investment properties	$26,881	$16,417	$1,056	$1,031	$45,385
Loans and notes receivable	764	-	-	994	1,758
Other assets	2,409	1,855	57	1,189	5,510
Total assets	$30,054	$18,272	$1,113	$3,214	$52,653
Liabilities
Property debt	$13,659	$8,851	$565	$1,094	$24,169
Capital securities	994	-	-	-	994
Other liabilities	1,836	1,448	20	415	3,719
Total liabilities	16,489	10,299	585	1,509	28,882
Equity in net assets
Fund partners’ interests	636	3,503	371	966	5,476
Other non-controlling interests	6,392	22	-	-	6,414
IFRS Value	6,537	4,448	157	739	11,881
Total equity in net assets	13,565	7,973	528	1,705	23,771
Total liabilities and equity in net assets	$30,054	$18,272	$1,113	$3,214	$52,653

The following table presents a reconciliation of our condensed consolidated income statement to our condensed proportionate income statement for the year ended December 31, 2011:

		Proportionate		Less: Equity Accounted Investments
(US$ Millions)	Consolidated	GGP	Other JVs		Total
NOI	$1,507	$958	$408	$-	$2,873
Equity accounted FFO	492	-	-	(492)	-
Investment and other income	177	27	1	-	205
	2,176	985	409	(492)	3,078
Interest expense	977	450	114	-	1,541
General and administrative expense	84	126	27	-	237
Depreciation and amortization	20	7	-	-	27
Fund partners’ interests in above	144	178	-	-	322
Other non-controlling interests in above	375	-	-	-	375
FFO	576	224	268	(492)	576
Fair value gains (losses)	1,112	1,949	435	-	3,496
Share of equity accounted fair value gains	1,612	-	-	(1,612)	-
Realized gains	365	9	-	-	374
Income tax expense	(439)	(1)	-	-	(440)
Fund partners’ interests in above	(331)	(780)	-	-	(1,111)
Other non-controlling interests in above	(572)	-	-	-	(572)
Net income attributable to parent company	$2,323	$1,401	$703	$(2,104)	$2,323

The following table presents our condensed proportionate income statement by segment for the year ended December 31, 2011:

(US$ Millions)	Office	Retail	Multi-Family & Industrial	Opportunistic Investments	Total
NOI	$1,507	$1,104	$43	$219	$2,873
Investment and other income	173	34	-	(2)	205
	1,680	1,138	43	217	3,078
Interest expense	821	608	41	71	1,541
General and administrative expense	110	126	3	(2)	237
Depreciation and amortization	19	8	-	-	27
Fund partners’ interests in above	47	182	5	88	322
Other non-controlling interests in above	373	2	-	-	375
FFO	310	212	(6)	60	576
Fair value gains (losses)	1,319	2,173	28	(24)	3,496
Realized gains	318	56	11	(11)	374
Income tax expense	(334)	(87)	-	(19)	(440)
Fund partners’ interests in above	(82)	(1,033)	(22)	26	(1,111)
Other non-controlling interests in above	(574)	2	-	-	(572)
Net income attributable to parent company	$957	$1,323	$11	$32	$2,323

5.B. LIQUIDITY AND CAPITAL RESOURCES

See Item 5.A. “Operations and Financial Review and Prospects — Liquidity and Capital Resources”.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

5.D. TREND INFORMATION

See Item 5.A. “Operating and Financial Review and Prospects — Operating Results” and “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Contractual Obligations”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Governance

As required by law, our limited partnership agreement provides for the management and control of our company by a general partner rather than a board of directors and officers. The BPY General Partner serves as our company’s general partner and has a board of directors. The BPY General Partner has no executive officers. The BPY General Partner has sole responsibility and authority for the central management and control of our company, which is exercised through its board of directors.

The following table presents certain information concerning the board of directors of the BPY General Partner:

Name, Municipality of Residence and Independence(1)	Age	Position with the BPY General Partner	Principal Occupation
Richard B. Clark, New York, United States (Not Independent)	52	Director	Chief Executive Officer of Brookfield’s global property group

Steven J. Douglas, Mississauga, Canada (Not Independent)	44	Director	Chief Financial Officer of Brookfield’s global property group

Jeffrey M. Blidner, Toronto, Canada (Not Independent)	64	Director	Senior Managing Partner of Brookfield Asset Management

Brett M. Fox, Old Bethpage, United States (Not Independent)	40	Director	General Counsel of Brookfield’s global property group

(1)    The mailing addresses for the directors are set forth under Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders”.

It is intended that prior to completion of the spin-off, the board of directors will be expanded to at least six members, a majority of whom will be independent of the BPY General Partner and Brookfield. Set forth below is biographical information for the BPY General Partner’s current directors.

Richard B. Clark. Mr. Clark is the Chief Executive Officer of Brookfield’s global property group and has been Chief Executive Officer of Brookfield Office Properties since 2002. He was President and Chief Executive Officer of Brookfield Office Properties’ U.S. operations from 2000-2002; and prior to that held senior management positions for Brookfield Office Properties and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is on the Executive Committee of the National Association of Real Estate Trusts and the Real Estate Board of New York and is the Former Chairman of the Real Estate Roundtable Tax Policy Advisory Committee. Mr. Clark sits on the board of directors of GGP on behalf of Brookfield Asset Management and does not sit on any other external corporate boards.

Steven J. Douglas. Mr. Douglas is the Chief Financial Officer of Brookfield’s global property group. Mr. Douglas was GGP’s Executive Vice President and Chief Financial Officer from July 2010 to December 2011. From 2009 to July 2010, Mr. Douglas served as president of Brookfield Office Properties. Mr. Douglas has been a key member of the Brookfield team for more than 16 years, serving in a variety of senior positions at Brookfield Office Properties and Brookfield Asset Management. From 2003 to 2006, he was Chief Financial Officer of Falconbridge Limited. From 1996 until 2003, Mr. Douglas served as Chief Financial Officer of Brookfield Office Properties. Mr. Douglas joined Brookfield Office Properties from Ernst & Young. Mr. Douglas received his Bachelor of Commerce degree from Laurentian University and is a Chartered Accountant.

Jeffrey M. Blidner. Mr. Blidner is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Mr. Blidner is also a director of Brookfield Infrastructure Partners L.P., Chairman and a director of Brookfield Renewable Energy Partners L.P. and Chairman and a director of Rouse.

Brett M. Fox. Mr. Fox is General Counsel of Brookfield’s global property group and is responsible for certain corporate operations, compliance, administrative and legal functions. Mr. Fox has held various legal and corporate roles since joining Brookfield in 2002. Prior to joining Brookfield, Mr. Fox was an associate at the law firm of Cahill Gordon & Reindel LLP. He holds a law degree from Fordham University School of Law and an undergraduate degree from Cornell University.

Our Management

The Managers, wholly-owned subsidiaries of Brookfield Asset Management, will provide management services to us pursuant to our Master Services Agreement. Brookfield has built its property platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the real estate investment cycle. Having invested over $19 billion of equity capital through real estate transactions since 1987, Brookfield has a track record of delivering compelling, risk-adjusted returns to investors through a variety of publicly-listed company and private partnership vehicles. The Managers’ investment and asset management professionals are complemented by the depth of real estate investment and operational expertise throughout our operating platforms which specialize in office, retail, multi-family and industrial assets, generating significant and stable operating cash flows. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Managers’ obligations to provide us with management services under our Master Services Agreement.

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Managers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Managers
Richard B. Clark	52	31	28	Chief Executive Officer
Steven J. Douglas	44	18	18	Chief Financial Officer

Messrs. Clark and Douglas have substantial operational and transaction origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. They have also been integral in building and developing Brookfield’s real property platform. See above for their biographical information.

Immediately following the spin-off, it is anticipated that the directors and officers of the BPY General Partner and our Managers and their associates, as a group, will beneficially own, directly or indirectly, or exercise control and direction over, our units representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.

    6.B. COMPENSATION

See Item 6.C. “Directors, Senior Management and Employees — Board Practices — Compensation”.

    6.C. BOARD PRACTICES

Board Structure, Practices and Committees

The structure, practices and committees of the BPY General Partner’s board of directors, including matters relating to the size and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by the BPY General Partner’s bye-laws. The BPY General Partner’s board of directors is responsible for supervising the management, control, power and authority of the BPY General Partner except as required by applicable law or the bye-laws of the BPY General Partner. The following is a summary of certain provisions of those bye-laws that affect our company’s governance.

Size, Independence and Composition of the Board of Directors

The BPY General Partner’s board of directors may consist of between 3 and 11 directors or such other number of directors as may be determined from time to time by a resolution of the BPY General Partner’s shareholders and subject to its bye-laws. The board is currently set at four directors and it is intended that prior to completion of the spin-off, the board will be increased to at least six directors and a majority of the directors of the BPY General Partner’s board of directors will be independent. In addition, the BPY General Partner’s bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

Election and Removal of Directors

The BPY General Partner’s board of directors is appointed by its shareholders and each of its current directors will serve until the earlier of his or her death, resignation or removal from office. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of the BPY General Partner’s shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the BPY General Partner’s shareholders. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors, or becomes prohibited by law from acting as a director.

Action by the Board of Directors

The BPY General Partner’s board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. The BPY General Partner’s board of directors will hold a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.

Transactions Requiring Approval by the Nominating and Governance Committee

The BPY General Partner’s nominating and governance committee has approved a conflicts policy which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

•	the dissolution of our partnership;

•	any material amendment to our Master Services Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement;

•

any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;

•	co-investments by us with Brookfield;

•	acquisitions by us from, and dispositions by us to, Brookfield;

•	any other material transaction involving us and Brookfield; and

•	termination of, or any determinations regarding indemnification under, our Master Services Agreement.

Our conflicts policy requires the transactions described above to be approved by the BPY General Partner’s nominating and governance committee. Pursuant to our conflicts policy, the BPY General Partner’s nominating and governance committee may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. The conflicts policy can be amended at the discretion of the BPY General Partner’s nominating and governance committee. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”.

Service Contracts

There are no service contracts with directors that provide benefit upon termination of office or services.

Transactions in which a Director has an Interest

A director who directly or indirectly has an interest in a contract, transaction or arrangement with the BPY General Partner, our company or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may generally take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and no transaction approved by the board of directors will be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to the BPY General Partner and our company at the time it is approved.

Audit Committee

The BPY General Partner’s board of directors is required to maintain an audit committee that operates pursuant to a written charter. The audit committee will consist solely of independent directors and each member must be financially literate. Not more than 50% of the audit committee members may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

The audit committee is responsible for assisting and advising the BPY General Partner’s board of directors with respect to:

•	our accounting and financial reporting processes;

•	the integrity and audits of our financial statements;

•	our compliance with legal and regulatory requirements; and

•	the qualifications, performance and independence of our independent accountants.

The audit committee is responsible for engaging our independent auditors, reviewing the plans and results of each audit engagement with our independent auditors, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent auditors and reviewing the adequacy of our internal accounting controls.

Nominating and Governance Committee

The BPY General Partner’s board of directors is required to maintain at all times following the spin-off a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee will consist solely of independent directors and not more than 50% of the nominating and governance committee members may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

The nominating and governance committee has approved a conflicts policy which addresses the approval and other requirements for transactions in which there is a greater potential for a conflict of interest to arise. The nominating and governance committee may be required to approve any such transactions. See “— Transactions Requiring Approval by the Nominating and Governance Committee”.

The nominating and governance committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by the BPY General Partner’s shareholders. The nominating and governance committee is responsible for assisting and advising the BPY General Partner’s board of directors with respect to matters relating to the general operation of the board of directors, our company’s governance, the governance of the BPY General Partner and the performance of its board of directors. The nominating and governance committee is responsible for reviewing and making recommendations to the board of directors of the BPY General Partner concerning the remuneration of directors and committee members and any changes in the fees to be paid pursuant to our Master Services Agreement.

Compensation

Because our company is a newly formed partnership, the BPY General Partner has not previously provided any compensation to its directors. Following the spin-off, the BPY General Partner plans to pay each of its independent directors $100,000 per year for serving on its board of directors and various board committees. The BPY General Partner’s other directors are not expected to be compensated in connection with their board service. The BPY General Partner plans to pay the chairman of the audit committee an additional $20,000 per year and the other members of the audit committee an additional $10,000 for serving in such positions.

The BPY General Partner does not have any employees. Pursuant to the Master Services Agreement the Managers will provide or arrange for other service providers to provide day-to-day management and administrative services for our company, the Property Partnership and the Holding Entities. The fees payable under our Master Services Agreement are set forth under Item 7.B. “Major Shareholders and Related Party

Transactions — Related Party Transactions — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive equity enhancement distributions and incentive distributions from the Property Partnership described under Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Equity Enhancement and Incentive Distributions”.

Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under the Master Services Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management — Our Management”, will not be compensated by our company or the BPY General Partner. Instead, they will continue to be compensated by Brookfield.

Indemnification and Limitations on Liability

Our Limited Partnership Agreement

The laws of Bermuda permit the partnership agreement of a limited partnership, such as our company, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. The laws of Bermuda also permit a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement — Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under our limited partnership agreement.

The BPY General Partner’s Bye-laws

The laws of Bermuda permit the bye-laws of an exempted company, such as the BPY General Partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by the company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of Bermuda law, such as the prohibition under the Bermuda Companies Act 1981 to indemnify liabilities arising from fraud or dishonesty. The BPY General Partner’s bye-laws provide that, as permitted by the laws of Bermuda, it will pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Under the BPY General Partner’s bye-laws, the BPY General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a governing body of the Property Partnership or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our company’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the BPY General Partner’s bye-laws: (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The BPY General Partner’s bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Insurance

Prior to the completion of the spin-off, we intend to obtain insurance coverage under which the directors of the BPY General Partner will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors of the BPY General Partner, including certain liabilities under securities laws. The insurance will apply in certain circumstances where we may not indemnify the BPY General Partner’s directors and officers for their acts or omissions.

Governance of the Property Partnership

Initially the board of directors of the Property General Partner will be identical to the board of directors of the BPY General Partner. It has substantially similar governance arrangements as the BPY General Partner although it will not establish an audit committee or a nominating and governance committee. However, the Property General Partner’s bye-laws allow for alternate directors. A director of the Property General Partner may by written notice to the secretary of the Property General Partner appoint any person, including another director, who meets any minimum standards that are required by applicable law to serve as an alternate director and to attend and vote in such director’s place at any meeting of the Property General Partner’s board of directors at which such director is not personally present and to perform any duties and functions and exercise any rights that such director could perform or exercise personally.

    6.D. EMPLOYEES

See Item 4.B. “Information on the Company — Business Overview — Employees” and Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management — Our Management”.

    6.E. SHARE OWNERSHIP

See Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders”.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

    7.A. MAJOR SHAREHOLDERS

The following table presents information regarding the beneficial ownership of our units prior to and immediately after completion of the spin-off by each person or entity that we know beneficially owns or will beneficially own 5% or more of our units, each director of the BPY General Partner and all of the BPY General Partner’s directors as a group.

	Units Outstanding Prior to the Spin-Off and Related Transactions		Units Outstanding Immediately After the Spin-Off and Related Transactions
Name and Address	Units Owned	Percentage	Units Owned	Percentage
Brookfield Asset Management Inc. Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	900(1)	100%	(1)%

BAM Investments Corp. Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	—	—		%

Partners Limited Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	—	—		%

Richard B. Clark c/o Brookfield Asset Management Inc. Three World Financial Center, 11th Floor New York, NY 10281-1021	—	—		*%

Steven J. Douglas c/o Brookfield Asset Management Inc. Three World Financial Center, 11th Floor New York, NY 10281-1021	—	—		*%
Jeffrey M. Blidner c/o Brookfield Asset Management Inc. Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario M5J 2T3	—	—		*%

Brett M. Fox c/o Brookfield Asset Management Inc. Three World Financial Center, 11th Floor New York, NY 10281-1021	—	—		*%

All directors as a group (4 persons)	—	—		*%

(1)	Approximation assuming Brookfield exercises its redemption right attached to the Redemption-Exchange Units and our company elects to purchase those Redemption-Exchange Units in exchange for units of our company. See Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”.
*	Less than 1%.

    7.B. RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH BROOKFIELD

Brookfield Asset Management

Brookfield Asset Management is a global alternative asset manager with approximately $150 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield has a range of public and private investment products and services. Brookfield Asset Management is listed on the NYSE under the symbol “BAM”, on the TSX under the symbol “BAM.A” and on the NYSE Euronext under the symbol “BAMA”.

Brookfield believes its operating experience is an essential differentiating factor in its past ability to generate significant risk-adjusted returns. In addition, Brookfield has demonstrated particular expertise in sourcing and executing large-scale transactions across a wide spectrum of real estate sectors and geographies.

As a global alternative asset manager, Brookfield brings a strong and proven corporate platform supporting legal, tax, operations oversight, investor reporting, portfolio administration and other client services functions. Brookfield’s management team is multi-disciplinary, comprising investment and operations professionals, each with significant expertise in evaluating and executing investment opportunities and investing on behalf of itself and institutional investors.

Following the spin-off, we will continue to be an affiliate of Brookfield and have a number of agreements and arrangements with Brookfield.

While we believe that our ongoing relationship with Brookfield provides us with a unique competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below this relationship as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.

Relationship Agreement

Our company, the Property Partnership, the Holding Entities, the Managers and Brookfield Asset Management have entered into an agreement, referred to as the Relationship Agreement, that governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield Asset Management has agreed that we will serve as the primary entity through which acquisitions of commercial property will be made by Brookfield Asset Management and its affiliates on a global basis.

In the commercial property industry, it is common for assets to be owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield Asset Management has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has also established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of commercial property and Brookfield may in the future establish similar funds. Nothing in the Relationship Agreement will limit or restrict Brookfield from establishing or advising these or similar entities or limit or restrict any such entities from carrying out any investment. Brookfield Asset Management has agreed that it will offer our company the opportunity to take up Brookfield’s share of any investment through these consortium arrangements or by one of these entities that involves the acquisition of commercial property that is suitable for us, subject to certain limitations.

Under the terms of the Relationship Agreement, our company, the Property Partnership and the Holding Entities have acknowledged and agreed that Brookfield carries on a diverse range of businesses worldwide, including the development, ownership and/or management of commercial property, and investing (and advising on investing) in commercial property, or loans, debt instruments and other securities with underlying collateral or exposure to commercial property and that except as explicitly provided in the Relationship Agreement, the Relationship Agreement does not in any way limit or restrict Brookfield from carrying on its business.

Our ability to grow depends in part on Brookfield identifying and presenting us with acquisition opportunities. Brookfield’s commitment to us and our ability to take advantage of opportunities is subject to a number of limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Our Relationship with Brookfield”. Under the terms of the Relationship Agreement, our company, the Property Partnership and the Holding Entities have acknowledged and agreed that, subject to providing us the opportunity to participate on the basis described above, Brookfield may pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our company, the Property Partnership and the Holding Entities have acknowledged and agreed that some of these entities may have objectives that overlap with our objectives or may acquire commercial property that could be considered appropriate acquisitions for us, and that Brookfield may have financial incentives to assist those other entities over us. If any of the Managers determines that an opportunity is not suitable for us, Brookfield may still pursue such opportunity on its own behalf. Our company, the Property Partnership and the Holding Entities have further acknowledged and agreed that nothing in the Relationship Agreement will limit or restrict: (i) Brookfield’s ability to make any investment recommendation or take any other action in connection with its public securities business; (ii) Brookfield from investing in any loans or debt securities or from taking any action in connection with any loan or debt security notwithstanding that the underlying collateral is comprised of or includes commercial property provided that the original purpose of the investment was not to acquire a controlling interest in such property; or (iii) Brookfield from acquiring or holding an investment of less than 5% of the outstanding shares of a publicly traded company or from carrying out any other investment in a company or real estate portfolio where the underlying assets do not principally constitute commercial property. Due to the foregoing, we expect to compete from time to time with other affiliates of Brookfield Asset Management or other third parties for access to the benefits that we expect to realize from Brookfield Asset Management’s involvement in our business.

In the event of the termination of our Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.

Under the Relationship Agreement, our company, the Property Partnership and the Holding Entities have agreed that none of Brookfield nor any affiliate, director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be liable to us for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Relationship Agreement, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the person’s bad faith, fraud, wilful misconduct or gross negligence, or in the case of a criminal matter, action that the person knew to have been unlawful. The maximum amount of the aggregate liability of Brookfield, or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to our Master Services Agreement.

Services Provided under Our Master Services Agreement

Pursuant to our Master Services Agreement, the Managers, wholly-owned subsidiaries of Brookfield Asset Management, provide or arrange for other service providers to provide management and administration services to our company and the other Service Recipients, including: providing overall strategic advice to the Holding Entities; recommending to the Holding Entities acquisitions or dispositions and, if requested, assisting in negotiating the terms of such acquisitions or dispositions; recommending and, if requested, assisting in financings; and making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients. In exchange, the Managers are entitled to a base management fee. For a description of our Master Services Agreement, see Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Our Master Services Agreement”.

Other Services

Brookfield may provide services to our operating entities which are outside the scope of our Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services that may be provided under these arrangements include facility management, financial advisory, relocation services and construction activities. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”.

Preferred Shares of Certain Holding Entities

Brookfield holds $1.5 billion of redeemable preferred shares of one of our Holding Entities, which it received as partial consideration for causing the Property Partnership to acquire substantially all of Brookfield Asset Management’s commercial property operations. These will be on market terms, including redemption and other features. It is currently anticipated that the redeemable preferred shares will pay cumulative dividends at a rate of LIBOR plus 300 basis points.

In addition, Brookfield has provided $5 million of working capital to two of the Holding Entities (or wholly-owned subsidiaries thereof), for a total of $10 million, through a subscription for preferred shares of such Holding Entities or subsidiaries, as applicable. These preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity or subsidiary and are redeemable at the option of the applicable Holding Entity or subsidiary, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares will be entitled to vote with the common shares of the applicable Holding Entity or subsidiary and will have an aggregate of 1% of the votes to be cast in respect of any applicable Holding Entity or subsidiary.

Credit Facility

We expect to enter into an unsecured revolving credit facility with Brookfield Asset Management that will provide borrowings on a revolving basis of up to $500 million, which will be used for working capital purposes. We expect that no amounts will be drawn as of the date of the spin-off. We intend to replace such credit facility with a customary longer-term revolving credit facility on market terms with a group of third-party lenders, subject to market conditions. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Our Business — Restrictive covenants in existing and future indebtedness may limit management’s discretion with respect to certain business matters”.

Redemption-Exchange Mechanism

At any time after two years from the date of the spin-off, the holders of Redemption-Exchange Units of the Property Partnership will have the right to require the Property Partnership to redeem all or a portion of the Redemption-Exchange Units for either (a) cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments) or (b) such other amount of cash may be agreed by the relevant holder and the Property Partnership, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for our units. See Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”. Taken together, the effect of the redemption right and the right of exchange is that the holders of Redemption-Exchange Units will receive our units, or the value of such units, at the election of our company. Should we determine not to exercise our right of exchange, cash required to fund a redemption of Redemption-Exchange Units will likely be financed by a public offering of our units.

Registration Rights Agreement

Our company has entered into a customary registration rights agreement with Brookfield pursuant to which we have agreed that, upon the request of Brookfield, our company will file one or more registration statements to register for sale under the U.S. Securities Act of 1933, as amended, or one or more prospectuses to qualify the distribution in Canada of, any of our units held by Brookfield (including units of our company acquired pursuant to the Redemption-Exchange Mechanism). Under the registration rights agreement, our company will not be required to file a U.S. registration statement or a Canadian prospectus unless Brookfield requests that units having a value of at least $50 million be registered or qualified. In the registration rights agreement, we have agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions, which will be borne by the selling unitholder, and to indemnify Brookfield for material misstatements or omissions in the registration statement and/or prospectus.

Equity Enhancement and Incentive Distributions

Property GP LP, a wholly-owned subsidiary of Brookfield Asset Management, is entitled to receive equity enhancement distributions and incentive distributions from the Property Partnership as a result of its ownership of the general partnership interest in the Property Partnership. Property GP LP will receive quarterly equity enhancement distributions equal to 0.3125% of the amount by which our company’s total capitalization value exceeds an initial reference value determined based on the market capitalization immediately following the spin-off. If fees in excess of the base management fee of $12.5 million (plus the amount of any annual escalation by the specified inflation factor) are payable under our Master Services Agreement in any quarter, the equity enhancement distribution will be reduced by the amount of such excess.

In addition, the Property GP LP will receive incentive distributions calculated in increments based on the amount by which quarterly distributions on the limited partnership units of the Property Partnership exceed specified target levels as set forth in the Property Partnership’s limited partnership agreement. See Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Distributions”.

The Property GP LP may, at its sole discretion, elect to reinvest equity enhancement distributions and incentive distributions in exchange for Redemption-Exchange Units.

To the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.

General Partner Distributions

Pursuant to our limited partnership agreement, the BPY General Partner is entitled to receive a general partner distribution equal to 0.2% of the total distributions of our company. See Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement”.

Pursuant to the limited partnership agreement of the Property Partnership, Property GP LP is entitled to receive a general partner distribution from the Property Partnership equal to a share of the total distributions of the Property Partnership in proportion to the Property GP LP’s percentage interest in the Property Partnership which, immediately following the spin-off, will be equal to 1% of the total distributions of the Property Partnership. See Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Distributions”. In addition, Property GP LP is entitled to receive the distributions described above under “— Equity Enhancement and Incentive Distributions”.

Distribution Reinvestment Plan

Following the spin-off, we intend to adopt a distribution reinvestment plan for holders of our units resident in Canada. We may in the future expand our distribution reinvestment plan to include holders of our units resident in the United States. The Property Partnership will also have a distribution reinvestment plan. Brookfield has advised our company that it may from time to time reinvest distributions it receives from the Property Partnership in the Property Partnership’s distribution reinvestment plan. See Item 10.F. “Additional Information — Dividends and Paying Agents — Distribution Reinvestment Plan”.

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability are included in our limited partnership agreement, the BPY General Partner’s bye-laws, the Property Partnership’s limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Our Master Services Agreement”, Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement — Indemnification; Limitations of Liability” and Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Indemnification; Limitations of Liability”.

Licensing Agreement

Our company and the Property Partnership have each entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield Asset Management may terminate the licensing agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 4.B. “Information on the Company — Business Overview — Intellectual Property”.

Conflicts of Interest and Fiduciary Duties

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between our company and our unitholders, on the one hand, and Brookfield, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

•

in originating and recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

•

because of the scale of typical commercial property acquisitions and because our strategy includes completing acquisitions through consortium or partnership arrangements with pension funds and other financial sponsors, we will likely make co-investments with Brookfield and Brookfield-sponsored funds or Brookfield-sponsored or co-sponsored consortiums and partnerships involving third party investors to whom Brookfield will owe fiduciary duties, which it does not owe to us;

•

the same professionals within Brookfield’s organization who are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

•

there may be circumstances where Brookfield will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy, limits arising due to regulatory or tax considerations, limits on our financial capacity or because of the immaturity of the target assets and Brookfield is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

•	where Brookfield has made an acquisition, it may transfer it to us at a later date after the assets have been developed or we have obtained sufficient financing;

•

our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

•

as our arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off, they may contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties;

•

Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements;

•

Brookfield is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield’s resources, personnel and acquisition opportunities to others who compete with us;

•	Brookfield does not owe our company or our unitholders any fiduciary duties, which may limit our recourse against it; and

•

the liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for its own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders.

With respect to transactions in which there is greater potential for a conflict of interest to arise, the BPY General Partner may be required to seek the prior approval of its nominating and governance committee pursuant to a conflicts policy that has been approved by its nominating and governance committee. These transactions include: (i) the dissolution of our partnership; (ii) any material amendment to our Master Services Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (iv) co-investments by us with Brookfield; (v) acquisitions by us from, and dispositions by us to, Brookfield; (vi) any other material transaction involving us and Brookfield; and (vii) termination of, or any determinations regarding indemnification under, our Master Services Agreement. Pursuant to our conflicts policy, the BPY General Partner’s nominating and governance committee may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, or MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. See “Canadian Securities Law Exemptions” below for application of MI 61-101 to our company.

The conflicts policy states that conflicts be resolved based on the principles of transparency, third-party validation and approvals. The policy recognizes the benefit to us of our relationship with Brookfield and our intent to pursue a strategy that seeks to maximize the benefits from this relationship. The policy also recognizes that the principal areas of potential application of the policy on an ongoing basis will be in connection with our acquisitions and our participation in Brookfield led consortiums and partnership arrangements, together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying operating entities.

In general, the policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield-led or co-led consortium or partnership be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Property Partnership’s limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms. The policy generally provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained. These requirements provided for in the conflicts policy are in addition to any disclosure, approval, or valuation requirements that may arise under applicable law.

Our limited partnership agreement and the limited partnership agreement of the Property Partnership contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our unitholders. These duties include the duties of care and loyalty. In the absence of provisions in the limited partnership agreements of our company and the Property Partnership to the contrary, the duty of loyalty would generally prohibit the BPY General Partner and the Property General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The limited partnership agreements of our company and the Property Partnership each prohibit the limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the agreements provide that the BPY General Partner, the Property General Partner and their affiliates do not have any obligation under the limited partnership agreements of our company or the Property Partnership, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our company, the Property Partnership, any Holding Entity or any other holding entity established by us. They also allow affiliates of the BPY General Partner and Property General Partner to engage in activities that may compete with us or our activities. In addition, the agreements permit the BPY General Partner and the Property General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of our company or the best interests of our unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us and our unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the BPY General Partner and the Property General Partner to attract and retain experienced and capable directors and to take actions that we believe are necessary for the carrying out of our business would be unduly limited due to their concern about potential liability.

Canadian Securities Law Exemptions

MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company intends to apply for exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our company’s market capitalization if Brookfield’s indirect equity interest in our company, through its ownership of Redemption-Exchange Units, were included in the calculation of our company’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximate 90% indirect interest in our company currently anticipated to be held by Brookfield through the Property Partnership. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties” above.

OUR MASTER SERVICES AGREEMENT

The Service Recipients have entered into a Master Services Agreement pursuant to which the Managers have agreed to provide or arrange for other service providers to provide management and administration services to our company and the other Service Recipients.

The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Copies of our Master Services Agreement will be available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to our unitholders as described under Item 10.C. “Additional Information — Material Contracts” and Item 10.H. “Documents on Display”.

Appointment of the Managers and Services Rendered

Under our Master Services Agreement, the Service Recipients have appointed the Managers, as the service providers, to provide or arrange for the provision by an appropriate service provider of the following services:

•	providing advisory, consultation and investment management services;

•

overseeing the preparation of asset business plans and annual budgets for presentation to the board of directors of the BPY General Partner, implementing such plans and budgets and monitoring our financial performance;

•	making recommendations concerning the development, re-development and re-positioning of assets;

•	supervising and overseeing property management activities and providing guidance on and approving operating and capital expenditures, leases and other contracts;

•

causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

•	providing overall strategic advice to the Holding Entities including advising with respect to the expansion of their business into new markets;

•	supervising the establishment and maintenance of books and records;

•

identifying, evaluating and recommending to the Holding Entities acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•

recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•	recommending to the Holding Entities suitable candidates to serve on the boards of directors or the equivalent governing bodies of our operating entities;

•	advising with respect to community and stakeholder relations;

•	making recommendations with respect to the exercise of any voting rights to which the Holding Entities are entitled in respect of our operating entities;

•	making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients, including distributions by our company to our unitholders;

•

monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

•

attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant board of directors or its equivalent;

•	supervising the making of all tax elections, determinations and designations, the timely calculation and payment of taxes payable and the filing of all tax returns due, by each Service Recipient;

•	causing or supervising the preparation of the Service Recipients’ annual consolidated financial statements, quarterly interim financial statements and other public disclosure;

•

making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

•	arranging for individuals to carry out the functions of principal executive, accounting and financial officers for our company only for purposes of applicable securities laws;

•	providing individuals to act as senior officers of the Holding Entities as agreed from time to time, subject to the approval of the relevant board of directors or its equivalent;

•	advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and

•	providing all such other services as may from time to time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day-to-day operations.

The Managers’ activities are subject to the supervision of the board of directors or equivalent governing body of the BPY General Partner and of each of the other Service Recipients, as applicable.

The Managers may, from time to time, appoint an affiliate of Brookfield to act as a new Manager under our Master Services Agreement, effective upon the execution of a joinder agreement by the new Manager.

Management Fee

Pursuant to our Master Services Agreement, we pay a base management fee to the Managers equal to $12.5 million per quarter (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014). For any quarter in which the board of directors of the BPY General Partner determines that there is insufficient cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or in limited partnership units of the Property Partnership, subject to certain conditions.

To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Managers (or any affiliates) on a portion of our capital that is comparable to the base management fee, the base management fee payable by us in respect thereof will be reduced appropriately. To the extent that our proportionate share of the comparable base management fee (or equivalent amount) in any quarter exceeds the base management fee payable in that quarter, the amount of such excess shall be carried forward and will reduce the base management fee payable in the future. Base management fees will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Managers (or any other affiliate) (for which there is a separate credit mechanism in the Property Partnership’s limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield, such as fees for financial advisory, property management, marketing, development or other services. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Other Services” and Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Equity Enhancement and Incentive Distributions”.

The Property GP LP is also entitled to receive equity enhancement and incentive distributions. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Equity Enhancement and Incentive Distributions”.

Reimbursement of Expenses and Certain Taxes

We will also reimburse the Managers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services, including those of any third party. However, the Service Recipients are not required to reimburse the Managers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons. To the extent we directly provide any compensation to any of the Managers’ personnel, the base management fee will be reduced by the value of that compensation.

The relevant Service Recipient will reimburse the Managers for all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party. Such out-of-pocket fees, costs and expenses are expected to include, among other things: (i) fees, costs and expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed by the Managers under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Managers that are reasonably necessary for the performance by the Managers of their duties and functions under our Master Services Agreement.

In addition, the Service Recipients are required to pay all fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any asset or business that is made or that is proposed to be made by us. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that will be undertaken pursuant to our Master Services Agreement.

The Service Recipients are also required to pay or reimburse the Managers for all sales, use, value added, goods and services, harmonized sales, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of our Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Managers, which are personal to the Managers.

Assignment

Our Master Services Agreement may not be assigned by the Managers without the prior written consent of our company except that (i) the Managers may subcontract or arrange for the provision of services by another service provider, provided that the Managers remain liable under the agreement, and (ii) any of the Managers may assign the agreement to an affiliate or to a person that is its successor by way of merger, amalgamation or acquisition of the business of the Manager.

Termination

Our Master Services Agreement continues in perpetuity until terminated in accordance with its terms. However, the Service Recipients may terminate our Master Services Agreement upon written notice of termination from the BPY General Partner to the Managers if any of the following occurs:

•

any of the Managers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to such Manager;

•	any of the Managers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

•	any of the Managers is grossly negligent in the performance of its obligations under the agreement and such gross negligence results in material harm to the Service Recipients; or

•	certain events relating to the bankruptcy or insolvency of any of the Managers.

The Service Recipients have no right to terminate for any other reason, including if any of the Managers or Brookfield experiences a change of control. The BPY General Partner may only terminate our Master Services Agreement on behalf of our company with the prior unanimous approval of the BPY General Partner’s independent directors.

Our Master Services Agreement expressly provides that our Master Services Agreement may not be terminated by the BPY General Partner due solely to the poor performance or the underperformance of any of our operations.

The Managers may terminate our Master Services Agreement upon written notice of termination to the BPY General Partner if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Managers and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Service Recipient. The Managers may also terminate our Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of the Service Recipients.

If our Master Services Agreement is terminated, the licensing agreement, the Relationship Agreement and any of Brookfield Asset Management’s obligations under the Relationship Agreement will also terminate. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Relationship Agreement” and Item 3.D. “Key Information — Risk Factors — Risks Relating to Our Relationship with Brookfield”.

Indemnification and Limitations on Liability

Under our Master Services Agreement, the Managers have not assumed and do not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Managers. In addition, under our Master Services Agreement, the Managers and the related indemnified parties will not be liable to the Service Recipients for any act or omission, except for conduct that involved bad faith, fraud, wilful misconduct, gross negligence or in the case of a criminal matter, conduct that the indemnified person knew was unlawful. The maximum amount of the aggregate liability of the Managers or any of their affiliates, or of any director, officer, agent, subcontractor, contractor, delegate, member, partner, shareholder, employee or other representative of the Managers or any of their affiliates, will be equal to the amounts previously paid by the Service Recipients in respect of services pursuant to our Master Services Agreement or any other agreement or arrangement contemplated by our Master Services Agreement in the two most recent calendar years. The Service Recipients have agreed to indemnify the Managers, their affiliates, directors, officers, agents, subcontractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Managers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or wilful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

Our Master Services Agreement does not prohibit the Managers or their affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and the Service Recipients, see Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Related Party Transactions” and Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Relationship Agreement”.

VOTING AGREEMENTS

Our company and Brookfield have determined that it is advisable for our company to have control over the Property General Partner, Property GP LP and the Property Partnership. Accordingly, the Voting Agreement provides our company, through the BPY General Partner, with a number of rights.

Pursuant to the Voting Agreement, any voting rights with respect to the Property General Partner, Property GP LP and the Property Partnership will be voted in favour of the election of directors approved by our company. For these purposes, our company may maintain, from time to time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by our company in its discretion.

In addition, pursuant to the Voting Agreement, any voting rights with respect to the Property General Partner, Property GP LP and the Property Partnership will be voted in accordance with the direction of our company with respect to the approval or rejection of the following matters: (i) any sale of all or substantially all of its assets; (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (iv) any amendment to the limited partnership agreement of Property GP LP or the Property Partnership; or (v) any commitment or agreement to do any of the foregoing.

In addition, pursuant to the Voting Agreement, Brookfield has agreed that it will not exercise its right under the limited partnership agreement for Property GP LP to remove the Property General Partner as the general partner of Property GP LP except with the prior consent of our company.

The Voting Agreement will be terminated: (i) at such time that Brookfield ceases to own any interest in the Property Partnership; (ii) at such time that the BPY General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of our company; (iii) at such time that that the Property GP LP (or its successors or permitted assigns) involuntarily ceases to be the general partner of Property Partnership; or (iv) at such time that that the Property General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Property GP LP. In addition, our company is permitted to terminate the Voting Agreement upon 30 days’ notice.

The Voting Agreement also contains restrictions on transfers of the shares of the Property General Partner and provides that Brookfield may transfer shares of the Property General Partner to any of its affiliates.

Our company and Brookfield have also determined that it is advisable for our company to have control over certain of the entities through which we hold our operating entities. Accordingly, our company has entered into voting agreements on substantially the same terms as the Voting Agreement, to provide us, through the BPY General Partner, with voting rights over the entities through which we hold certain of our operating entities, including GGP, Rouse and certain of our private equity funds.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of our company, no current or former director, officer or employee of our company, nor any associate or affiliate of any of them, is or was indebted to our company at any time since its formation.

At April 5, 2012, the aggregate indebtedness to Brookfield Office Properties, one of our operating entities, or its subsidiaries of all officers, directors and employees and former officers, directors and employees of Brookfield Office Properties and its subsidiaries was C$698,726. No loans have been extended since July 30, 2002 to directors, executives or senior officers of Brookfield Office Properties. At March 30, 2012, Richard B. Clark, the CEO of Brookfield Office Properties, had an outstanding non-interest bearing loan from Brookfield Office Properties of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2011 was C$698,726. Mr. Clark’s common shares purchased with the loan are held as security for the loan.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Form 20-F, no proposed director or senior officer of the BPY General Partner or the Managers or other insider of our company, nor any associate or affiliate of the foregoing persons, has any existing or potential material conflict of interest with our company, the Property Partnership or any of its subsidiaries or interest in any material transaction involving our company, the Property Partnership or any of its subsidiaries.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLID ATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements”.

8.B. SIGNIFICANT CHANGES

See Item 4.A. “History and Development of the Company — Recent Developments”.

ITEM 9. THE OFFER AND LISTING

9.A. LISTING DETAILS

There is currently no public trading market for our units. However, our company intends to apply to list its units on the NYSE and the TSX under the symbol “BPY”. Listing of our units will be subject to our company meeting the listing requirements of the NYSE and the TSX.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

See Item 9.A. “The Offer and Listing — Listing Details”.

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

See Item 4.A. “History and Development of the Company — The Spin-Off — Mechanics of the Spin-Off” and Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement” for information regarding the spin-off, our units and our limited partnership agreement.

Prior Sales

On January 3, 2012, our company issued 900 of our units to Brookfield Asset Management in connection with our formation. On January 5, 2012, the Property Partnership issued 1,000 limited partnership units to our company in connection with its formation.

Transfer Agent and Registrar

We expect that Canadian Stock Transfer Company Inc. in Toronto, Ontario and American Stock Transfer & Trust Company in New York, New York will be appointed to act as co-transfer agents and co-registrars for the purpose of registering our limited partnership interests and transfers of our limited partnership interests as provided in our limited partnership agreement.

10.B. MEMORANDUM AND AR TICLES OF ASSOCIATION

DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of our units and our amended and restated limited partnership agreement, which will be entered into in connection with the consummation of the spin-off, and is qualified in its entirety by reference to all of the provisions of our limited partnership agreement. Because this description is only a summary of the terms of our units and our limited partnership agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our limited partnership agreement, the form of which will be filed as an exhibit to this Form 20-F. The limited partnership agreement will be available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and made available to our holders as described under Item 10.C. “Additional Information — Material Contracts” and Item 10.H. “Documents on Display”.

Formation and Duration

Our company is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. Our company has a perpetual existence and will continue as a limited liability partnership unless terminated or dissolved in accordance with our limited partnership agreement. Our partnership interests consist of our units, which represent limited partnership interests in our company, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “— Issuance of Additional Partnership Interests”.

Management

As required by law, our limited partnership agreement provides for the management and control of our company by a general partner, the BPY General Partner.

Nature and Purpose

Under our limited partnership agreement, the purpose of our company is to: acquire and hold interests in the Property Partnership and, subject to the approval of the BPY General Partner, interests in any other entity; engage in any activity related to the capitalization and financing of our company’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BPY General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our limited partnership agreement.

Our Units

Our units are non-voting limited partnership interests in our company. Holders of our units are not entitled to the withdrawal or return of capital contributions in respect of our units, except to the extent, if any, that distributions are made to such holders pursuant to our limited partnership agreement or upon the liquidation of our company as described below under “— Liquidation and Distribution of Proceeds” or as otherwise required by applicable law. Holders of our units are not entitled to vote on matters relating to our company except as described below under “— No Management or Control; No Voting”. Except to the extent expressly provided in our limited partnership agreement, a holder of our units will not have priority over any other holder of our units, either as to the return of capital contributions or as to profits, losses or distributions. Our limited partnership agreement does not contain any restrictions on ownership of our units. Holders of our units will not be granted any pre-emptive or other similar right to acquire additional interests in our company, unless otherwise determined by the BPY General Partner, in its sole discretion. In addition, holders of our units do not have any right to have their units redeemed by our company. Our units have no par or other stated value.

Issuance of Additional Partnership Interests

The BPY General Partner has broad rights to cause our company to issue additional partnership interests and may cause us to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BPY General Partner in its sole discretion, all without the approval of our limited partners.

Investments in Property Partnership

If and to the extent that our company raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in the Property Partnership, unless otherwise agreed by us.

Capital Contributions

No partner has the right to withdraw any or all of its capital contribution. The limited partners have no liability for further capital contributions to our company. Each limited partner’s liability will be limited to the amount of capital such partner is obligated to contribute to our company for its limited partner interest plus its share of any undistributed profits and assets, subject to certain exceptions. See “— Limited Liability” below.

Distributions

Distributions to partners of our company will be made only as determined by the BPY General Partner in its sole discretion. However, the BPY General Partner will not be permitted to cause our company to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent, or if, in the opinion of the BPY General Partner, the distribution would leave it with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, our company, the Property Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution. The amount of taxes withheld or paid by us in respect of our units held by limited partners or the BPY General Partner shall be treated either as a distribution to such partner or as a general expense of our company as determined by the BPY General Partner in its sole discretion.

Any distributions from our company will be made to the limited partners as to 99.8% and to the BPY General Partner as to 0.2%. Each limited partner will receive a pro rata share of distributions made to all limited partners in accordance with the proportion of all outstanding units held by that limited partner. Except for receiving 0.2% of distributions from our company, the BPY General Partner shall not be compensated for its services as the BPY General Partner but it shall be reimbursed for certain expenses. See Item 10.F. “Additional Information — Dividends and Paying Agents — Distribution Policy”.

Allocations of Income and Losses

Limited partners share in the net profits and net losses of our company generally in accordance with their respective percentage interest in our company.

Net income and net losses for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by our company. Each item of income, gain, loss and deduction so allocated to a partner of our partnership generally will be the same source and character as though such partner had realized the item directly.

The income for Canadian federal income tax purposes of our company for a given fiscal year will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to partners with respect to such fiscal year. To such end, any person who was a partner at any time during such fiscal year but who has transferred all of their units before the last day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Tax Act. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our company will be the same source and character as the distributions received by such partner with respect to such fiscal year.

If, with respect to a given fiscal year, no distribution is made by our company or we have a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of our company for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year pro rata to their respective percentage interests in our company, which in the case of the BPY General Partner shall mean 0.2%, and in the case of all of our limited partners shall mean in the aggregate 99.8%, which aggregate percentage interest shall be allocated among the limited partners in the proportion that the number of our units held at each such date by a limited partner is of the total number of our units issued and outstanding at each such date. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by our company in such calendar quarter.

Limited Liability

Assuming that a limited partner does not participate in the control or management of our company or conduct the affairs of, sign or execute documents for or otherwise bind our company within the meaning of the Bermuda Limited Partnership Act 1883 and otherwise acts in conformity with the provisions of our limited partnership agreement, such partner’s liability under the Bermuda Limited Partnership Act 1883 and our limited partnership agreement will be limited to the amount of capital such partner is obligated to contribute to our company for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

If it were determined, however, that a limited partner was participating in the control or management of our company or conducting the affairs of, signing or executing documents for or otherwise binding our company (or purporting to do any of the foregoing) within the meaning of the Bermuda Limited Partnership Act 1883 or the Bermuda Exempted Partnerships Act 1992, such limited partner would be liable as if it were a general partner of our partnership in respect of all debts of our company incurred while that limited partner was so acting or purporting to act. Neither our limited partnership agreement nor the Bermuda Limited Partnership Act 1883 specifically provides for legal recourse against the BPY General Partner if a limited partner were to lose limited liability through any fault of the BPY General Partner. While this does preclude a limited partner from seeking legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.

No Management or Control; No Voting

Our company’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. Limited partners are not entitled to vote on matters relating to our company, although holders of units are entitled to consent to certain matters as described below under “— Amendment of Our Limited Partnership Agreement”, “— Opinion of Counsel and Limited Partner Approval”, and “— Withdrawal of the BPY General Partner” which may be effected only with the consent of the holders of the percentages of our outstanding units specified below. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.

Meetings

The BPY General Partner may call special meetings of the limited partners at a time and place outside of Canada determined by the BPY General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by the BPY General Partner (which may not be less than 10 nor more than 60 days before the meeting) are entitled to notice of any meeting.

Written consents may be solicited only by or on behalf of the BPY General Partner. Any such consent solicitation may specify that any written consents must be returned to our company within the time period, which may not be less than 20 days, specified by the BPY General Partner.

For purposes of determining holders of partnership interests entitled to provide consents to any action described above, the BPY General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by the BPY General Partner to provide such consents. Only those holders of partnership interests on the record date established by the BPY General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Amendment of Our Limited Partnership Agreement

Amendments to our limited partnership agreement may be proposed only by or with the consent of the BPY General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the BPY General Partner must seek approval of a majority of our outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval.

Prohibited Amendments

No amendment may be made that would:

1.	enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

2.	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by our company to the BPY General Partner or any of its affiliates without the consent of the BPY General Partner, which may be given or withheld in its sole discretion.

The provision of our limited partnership agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

Subject to applicable law, the BPY General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

1.	a change in the name of our company, the location of our registered office or our registered agent;

2.	the admission, substitution or withdrawal of partners in accordance with our limited partnership agreement;

3.	a change that the BPY General Partner determines is reasonable and necessary or appropriate for our company to qualify or to continue our company’s qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the BPY General Partner to ensure that our company will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

4.	an amendment that the BPY General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

5.	an amendment that is necessary, in the opinion of our counsel, to prevent our company or the BPY General Partner or its directors or officers, from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940 or similar legislation in other jurisdictions;

6.	an amendment that the BPY General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

7.	any amendment expressly permitted in our limited partnership agreement to be made by the BPY General Partner acting alone;

8.	any amendment that the BPY General Partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by our company of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our limited partnership agreement;

9.	a change in our company’s fiscal year and related changes; or

10.	any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, the BPY General Partner may make amendments to our limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the BPY General Partner:

1.	do not adversely affect our company’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

2.	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

3.	are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;

4.	are necessary or appropriate for any action taken by the BPY General Partner relating to splits or combinations of units under the provisions of our limited partnership agreement; or

5.	are required to effect the intent expressed in this Form 20-F or the intent of the provisions of our limited partnership agreement or are otherwise contemplated by our limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

The BPY General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— No Limited Partner Approval” should occur. No other amendments to our limited partnership agreement will become effective without the approval of holders of at least 90% of our units, unless our company obtains an opinion of counsel to the effect that the amendment will not (i) cause our company to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the BPY General Partner has not made the election described below under “— Election to be Treated as a Corporation”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of our company’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Sale or Other Disposition of Assets

Our limited partnership agreement generally prohibits the BPY General Partner, without the prior approval of the holders of a majority of our units, from causing our company to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by approving on our company’s behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. However, the BPY General Partner, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets (including for the benefit of persons who are not our company or our company’s subsidiaries) without that approval. The BPY General Partner may also sell all or substantially all of our assets under any forced sale of any or all of our assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

Take-Over Bids

If, within 120 days after the date of a take-over bid, as defined in the Securities Act (Ontario), the take-over bid is accepted by holders of not less than 90% of our outstanding units, other than our units held at the date of the take-over bid by the offeror or any affiliate or associate of the offeror, and the offeror acquires the units deposited or tendered under the take-over bid, the offeror will be entitled to acquire our units not deposited under the take-over bid on the same terms as the units acquired under the take-over bid.

Election to be Treated as a Corporation

If the BPY General Partner determines in its sole discretion that it is no longer in our company’s best interests to continue as a partnership for U.S. federal income tax purposes, the BPY General Partner may elect to treat our company as an association or as a publicly-traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution

Our company will terminate upon the earlier to occur of: (i) the date on which all of our company’s assets have been disposed of or otherwise realized by us and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the BPY General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of our company; and (iii) at the election of the BPY General Partner, if our company, as determined by the BPY General Partner, is required to register as an “investment company” under the U.S. Investment Company Act of 1940 or similar legislation in other jurisdictions.

Our partnership will be dissolved upon the withdrawal of the BPY General Partner as the general partner of our partnership (unless a successor entity becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our limited partnership agreement that are described below under “— Withdrawal of the BPY General Partner”) or the date on which any court of competent jurisdiction enters a decree of judicial dissolution of our partnership or an order to wind-up or liquidate the BPY General Partner without the appointment of a successor in compliance with the provisions of our limited partnership agreement that are described below under “— Withdrawal of the BPY General Partner”. Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and provided a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the general partner, but only if our partnership receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our company is continued as a new limited partnership, the liquidator authorized to wind-up our company’s affairs will, acting with all of the powers of the BPY General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our company’s assets and apply the proceeds of the liquidation first, to discharge our company’s liabilities as provided in our limited partnership agreement and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our company’s assets would be impractical or would cause undue loss to the partners.

Withdrawal of the BPY General Partner

The BPY General Partner may withdraw as the general partner without first obtaining approval of our unitholders by giving written notice to the other partners, and that withdrawal will not constitute a violation of our limited partnership agreement.

Upon the withdrawal of a general partner, the holders of at least a majority of our units may select a successor to that withdrawing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions) cannot be obtained, our company will be dissolved, wound up and liquidated. See “— Termination and Dissolution” above.

In the event of the withdrawal of a general partner as a result of certain events relating to the bankruptcy, insolvency or dissolution of that general partner, which withdrawal will violate our limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interest will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

The BPY General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must: (i) be an affiliate of the general partner of the Property Partnership (or the transfer must be made concurrently with a transfer of the general partnership units of the Property Partnership to an affiliate of the transferee); (ii) agree to assume the rights and duties of the BPY General Partner to whose interest that transferee has succeeded; (iii) agree to be bound by the provisions of our limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of the BPY General Partner may sell or transfer all or part of their shares in the BPY General Partner without the approval of the unitholders.

Partnership Name

If the BPY General Partner ceases to be the general partner of our partnership and our new general partner is not an affiliate of Brookfield, our company will be required by our limited partnership agreement to change our name to a name that does not include “Brookfield” and which could not be capable of confusion in any way with such name. Our limited partnership agreement explicitly provides that this obligation shall be enforceable and waivable by the BPY General Partner notwithstanding that it may have ceased to be the general partner of our partnership.

Transactions with Interested Parties

The BPY General Partner, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as “interested parties,” may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our units with the same rights they would have if the BPY General Partner was not a party to our limited partnership agreement. An interested party will not be liable to account either to other interested parties or to our company, our company’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

Our limited partnership agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our company, the Property Partnership, any of the Holding Entities, any operating entity or any other holding entity established by our company and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to our company, the Property Partnership, any of the Holding Entities, any operating entity or any other holding entity established by our company or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to the bye-laws of the BPY General Partner.

Outside Activities of the BPY General Partner; Conflicts of Interest

Under our limited partnership agreement, the BPY General Partner is required to maintain as its sole activity the activity of acting as the general partner of our partnership. The BPY General Partner is not permitted to engage in any business or activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of the Property Partnership, a Holding Entity or any other holding entity established by our company.

Our limited partnership agreement provides that each person who is entitled to be indemnified by our company (other than the BPY General Partner), as described below under “— Indemnification; Limitation on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by us. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity and any other holding entity established by us (or any of their respective investors), and shall be deemed not to be a breach of the BPY

General Partner’s fiduciary duties or any other obligation of any type whatsoever of the BPY General Partner. None of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, any other holding entity established by us or any other person shall have any rights by virtue of our limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our company as described below under “— Indemnification; Limitation on Liability”.

The BPY General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under our limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our company, our limited partners, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by our company. These provisions do not affect any obligation of an indemnified person to present business or investment opportunities to our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by our company pursuant to the Relationship Agreement or a separate written agreement between such persons.

Any conflicts of interest and potential conflicts of interest that are approved by the BPY General Partner’s nominating and governance committee from time to time will be deemed approved by all partners. Pursuant to our conflicts policy, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”.

Indemnification; Limitations on Liability

Under our limited partnership agreement, our company is required to indemnify to the fullest extent permitted by law the BPY General Partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Property Partnership, a Holding Entity, operating entity or any other holding entity established by our company and any other person designated by the BPY General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our limited partnership agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors of the BPY General Partner will not constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. Our limited partnership agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

Under our limited partnership agreement, the BPY General Partner is required to prepare financial statements in accordance with IFRS or such other appropriate accounting principles as determined from time to time by the BPY General Partner, in its sole discretion. Our company’s financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the BPY General Partner deems appropriate. Our company’s annual financial statements must be audited by an independent accounting firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. Our company’s quarterly financial statements may be unaudited and will be made available publicly as and within the time period required by applicable laws and regulations, including any rules of any applicable securities exchange.

The BPY General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of our partnership on an annual basis a Schedule K-1 (or equivalent). The BPY General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of our partnership for U.S. federal income tax reporting purposes. The BPY General Partner will also use commercially reasonable efforts to supply information required by limited partners of our partnership for Canadian federal income tax purposes.

Governing Law; Submission to Jurisdiction

Our limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda. Under our limited partnership agreement, each of our company’s partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to our limited partnership agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our company.

Transfers of Units

We are not required to recognize any transfer of our units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to our partnership as a partner with respect to the unit so transferred subject to and in accordance with the terms of our limited partnership agreement. Any transfer of a unit will not entitle the transferee to share in the profits and losses of our company, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to our limited partnership agreement.

By accepting a unit for transfer in accordance with our limited partnership agreement, each transferee will be deemed to have:

•	executed our limited partnership agreement and become bound by the terms thereof;

•	granted an irrevocable power of attorney to the BPY General Partner or the liquidator of our company and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents and other instruments relating to the existence or qualification of our company as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our company may conduct activities and affairs or own property; any amendment, change, modification or restatement of our limited partnership agreement, subject to the requirements of our limited partnership agreement; the dissolution and liquidation of our company; the admission or withdrawal of any partner of our partnership or any capital contribution of any partner of our partnership; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our company, and any tax election with any limited partner or general partner on behalf of our partnership or the partners; and (ii) subject to the requirements of our limited partnership agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the BPY General Partner or the liquidator of our company, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our company’s partners or is consistent with the terms of our limited partnership agreement or to effectuate the terms or intent of our limited partnership agreement;

•	made the consents and waivers contained in our limited partnership agreement, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the spin-off; and

•	ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of our company in accordance with our limited partnership agreement, including the granting of any charge or security interest over the assets of our company and the assumption of any indebtedness in connection with the affairs of our company.

The transfer of any unit and the admission of any new partner to our partnership will not constitute any amendment to our limited partnership agreement.

Book-Based System

Our units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, the Canadian Depository for Securities, or CDS, or the Depository Trust Company, or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of our units may be effected through the book-based system administered by CDS or DTC as applicable.

DESCRIPTION OF THE PROPERTY PARTNERSHIP LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of the Property Partnership’s limited partnership agreement, which will be entered into in connection with the consummation of the spin-off, and is qualified in its entirety by reference to all of the provisions of such agreement. You will not be a limited partner of the Property Partnership and will not have any rights under its limited partnership agreement. However, pursuant to the Voting Agreement, our company, through the BPY General Partner, will have a number of voting rights , including the right to direct all eligible votes in the election of the directors of the Property General Partner. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Voting Agreements”.

We have included a summary of what we believe are the most important provisions of the Property Partnership’s limited partnership agreement because we intend to conduct our operations through the Property Partnership and the Holding Entities and our rights with respect to our equity holding in the Property Partnership will be governed by the terms of the Property Partnership’s limited partnership agreement. Because this description is only a summary of the terms of the agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the Property Partnership’s limited partnership agreement, the form of which will be filed as an exhibit to this Form 20-F. The agreement will be available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to our unitholders as described under Item 10.C. “Additional Information — Material Contracts” and Item 10.H. “Documents on Display”.

Formation and Duration

The Property Partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. The Property Partnership has a perpetual existence and will continue as a limited liability partnership unless the partnership is terminated or dissolved in accordance with its limited partnership agreement.

Management

As required by law, the Property Partnership’s limited partnership agreement provides for the management and control of the Property Partnership by a general partner, the Property GP LP.

Nature and Purpose

Under its limited partnership agreement, the purpose of the Property Partnership is to: acquire and hold interests in the Holding Entities and, subject to the approval of the Property GP LP, any other subsidiary of the Property Partnership; engage in any activity related to the capitalization and financing of the Property Partnership’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the Property GP LP and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our limited partnership agreement.

Units

The Property Partnership’s units are non-voting limited partnership interests in the Property Partnership. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Property Partnership’s limited partnership agreement or upon the dissolution of the Property Partnership as described below under “— Dissolution” or as otherwise required by applicable law. Holders of units are not entitled to vote on matters relating to the Property Partnership except as described below under “— No Management or Control; No Voting”.

Except to the extent expressly provided in the Property Partnership’s limited partnership agreement, a holder of units will not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions. The Property Partnership’s limited partnership agreement does not contain any restrictions on ownership of the units. The units of the Property Partnership have no par or other stated value.

In connection with the spin-off described under Item 4.A. “Information on the Company —History and Development of the Company — The Spin-Off”, the Property Partnership will issue two classes of units. The first class of units will be issued to our company and the second class of units, the Redemption-Exchange Units, will be issued to one or more wholly-owned subsidiaries of Brookfield Asset Management. Redemption-Exchange Units will be identical to the limited partnership units to be held by our company, except as described below under “— Distributions” and “— No Management or Control; No Voting” and except that they will have the right of redemption described below under “— Redemption-Exchange Mechanism”.

Issuance of Additional Partnership Interests

The Property Partnership may issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as the Property GP LP may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by Property GP LP in its sole discretion, all without the approval of our limited partners.

Redemption-Exchange Mechanism

At any time after two years from the date of closing of the spin-off, the holders of the Redemption-Exchange Units will have the right to require the Property Partnership to redeem all or a portion of the Redemption-Exchange Units for cash, subject to our company’s right to acquire such interests for our units as described below. Any such holder may exercise its right of redemption by delivering a notice of redemption to the Property Partnership and our company. After presentation for redemption, it will receive, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for units of our company, for each unit that is presented, either (a) cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our units) or (b) such other amount of cash as may be agreed by such holder and the Property Partnership. Upon its receipt of the redemption notice, our company will have a right to elect, at its sole discretion, to acquire all (but not less than all) units presented to the Property Partnership for redemption in exchange for units of our company on a one for one basis. Upon a redemption, the holder’s right to receive distributions with respect to the Property Partnership Redemption-Exchange Units so redeemed will cease.

Based on the number of our units to be issued in the spin-off, Brookfield’s aggregate limited partnership interest in our company is currently anticipated to be approximately 90% if it exercised its redemption right in full and our company exercised its right to acquire such interests in exchange for units of our company on the Property Partnership Redemption-Exchange Units redeemed. Brookfield’s total percentage interest in our company would be increased if it participates in the Property Partnership’s distribution reinvestment plan.

Distributions

Distributions by the Property Partnership will be made in the sole discretion of the Property GP LP. However, the Property GP LP will not be permitted to cause the Property Partnership to make a distribution if the Property Partnership does not have sufficient cash on hand to make the distribution, the distribution would render the Property Partnership insolvent or if, in the opinion of the Property GP LP, the distribution would leave the Property Partnership with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, the Property Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

Except as set forth below, prior to the dissolution of the Property Partnership, distributions of available cash (if any), including cash that has been borrowed for such purpose, in any given quarter will be made by the Property Partnership as follows, referred to as the Regular Distribution Waterfall:

•	first, 100% of any available cash to our company until our company has been distributed an amount equal to our expenses and outlays for the quarter properly incurred;

•

second, 100% of any available cash then remaining to the Property GP LP until an amount equal to 0.3125% of the amount by which our company’s total capitalization value exceeds the total capitalization value of our company determined immediately following the spin-off has been distributed to the Property GP LP, provided that for any quarter in which the Property GP LP determines that there is insufficient cash to pay this equity enhancement distribution, the Property GP LP may elect to pay all or a portion of this distribution in Redemption-Exchange Units. If fees in excess of the base management fee of $12.5 million (plus the amount of any annual escalation by the specified inflation factor) are payable under our Master Services Agreement in any quarter, this distribution will be reduced by an equal amount. The total capitalization value of our company will be equal to the aggregate of the value of all of our outstanding units and the securities of other Service Recipients that are not held by our company, the Property Partnership, the Holding Entities, the operating entities or any other direct or indirect subsidiary of a Holding Entity, plus all outstanding third party debt (including, generally, debt owed to Brookfield but not amounts owed under the Brookfield revolving credit facility that will be in place at closing of the spin-off) with recourse against our company, the Property Partnership or a Holding Entity, less all cash held by such entities;

•

third, 100% of any available cash then remaining to the owners of the Property Partnership’s partnership interests, pro rata to their percentage interests, until an amount equal to the First Distribution Threshold, estimated to be $0.275 per unit, has been distributed in respect of each limited partnership unit during such quarter;

•

fourth, 85% of any available cash then remaining to the owners of the Property Partnership’s partnership interests, pro rata to their percentage interests, and 15% to the Property GP LP, until an amount equal to the Second Distribution Threshold, estimated to be $0.30 per unit, has been distributed in respect of each Property Partnership limited partnership unit during such quarter; and

•	thereafter, 75% of any available cash then remaining to the owners of the Property Partnership’s partnership interests, pro rata to their percentage interests, and 25% to the Property GP LP.

If, prior to the dissolution of the Property Partnership, available cash is deemed by the Property GP LP, in its sole discretion, to be (i) attributable to sales or other dispositions of the Property Partnership’s assets, and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Property Partnership in proportion to the unrecovered capital attributable to the Property Partnership interests held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Property Partnership (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

If, prior to the dissolution of the Property Partnership, available cash in any quarter is not sufficient to pay a distribution to the owners of all Property Partnership interests, pro rata to their percentage interest, then the Property General Partner may elect to pay the distribution at the then current level first to our company and then in respect of the Redemption-Exchange Units to the extent practicable, and shall accrue any deficiency for payment from available cash in future quarters.

Upon the occurrence of an event resulting in the dissolution of the Property Partnership, all cash and property of the Property Partnership in excess of that required to discharge the Property Partnership’s liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital; and (ii) all other cash and/or property will be distributed in the manner set forth below:

•

first, 100% to our company until our company has received an amount equal to the excess of: (i) the amount of our outlays and expenses incurred during the term of the Property Partnership; over (ii) the aggregate amount of distributions received by our company pursuant to the first tier of the Regular Distribution Waterfall during the term of the Property Partnership;

•

second, 100% to the Property GP LP until the Property GP LP has received an amount equal to the fair market value of the equity enhancement distribution entitlement, as determined by a qualified independent valuator in accordance with the Property Partnership’s limited partnership agreement;

•	third, 100% to the partners of the Property Partnership, in proportion to their respective amounts of unrecovered capital in the Property Partnership;

•

fourth, 100% to the owners of the Property Partnership’s partnership interests, pro rata to their percentage interests, until an amount has been distributed in respect of each Property Partnership limited partnership unit equal to the excess of: (i) the First Distribution Threshold for each quarter during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); over (ii) the aggregate amount of distributions made in respect of a Property Partnership limited partnership unit pursuant to the third tier of the Regular Distribution Waterfall during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership);

•

fifth, 85% to the owners of the Property Partnership’s partnership interests, pro rata to their percentage interests, and 15% to the Property GP LP, until an amount has been distributed in respect of each Property Partnership limited partnership unit equal to the excess of: (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); over (ii) the aggregate amount of distributions made in respect of an Property Partnership limited partnership unit pursuant to the fourth tier of the Regular Distribution Waterfall during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); and

•	thereafter, 75% to the owners of the Property Partnership’s partnership interests, pro rata to their percentage interests, and 25% to the Property GP LP.

Each partner’s percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and reflects the issuance of additional partnership interests of the Property Partnership. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of the Property Partnership so as to ensure the uniformity of the economic rights and entitlements of: (i) the previously outstanding Property Partnership’s partnership interests; and (ii) the subsequently-issued Property Partnership’s partnership interests.

The limited partnership agreement of the Property Partnership provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to the Property GP LP in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.

The Property GP LP may elect, at its sole discretion, to reinvest equity enhancement distributions and incentive distributions in Redemption-Exchange Units.

No Management or Control; No Voting

The Property Partnership’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Property Partnership and do not have any right or authority to act for or to bind the Property Partnership or to take part or interfere in the conduct or management of the Property Partnership. Limited partners are not entitled to vote on matters relating to the Property Partnership, although holders of units are entitled to consent to certain matters as described below under “— Amendment of the Property Partnership Limited Partnership Agreement”, “— Opinion of Counsel and Limited Partner Approval”, and “— Withdrawal of the General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units specified below. For purposes of any approval required from holders of the Property Partnership’s units, if Brookfield and its subsidiaries are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of the Property Partnership then issued and outstanding. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.

In addition, pursuant to the Voting Agreement, our company, through the BPY General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the Property General Partner. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Voting Agreements”.

Meetings

The Property GP LP may call special meetings of the limited partners at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners owning 50% or more of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, the partnership interests outstanding do not include partnership interests owned by the Property GP LP or Brookfield. Only holders of record on the date set by the Property GP LP (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Amendment of the Property Partnership Limited Partnership Agreement

Amendments to the Property Partnership’s limited partnership agreement may be proposed only by or with the consent of the Property GP LP. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the Property GP LP must seek approval of a majority of the Property Partnership’s outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval. For this purpose, the Redemption-Exchange Units will not constitute a separate class and will vote together with the other outstanding limited partnership units of the Property Partnership.

For purposes of any approval required from holders of the Property Partnership’s units, if Brookfield and its subsidiaries are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of the Property Partnership then issued and outstanding.

Prohibited Amendments

No amendment may be made that would:

1.	enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

2.	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Property Partnership to the Property GP LP or any of its affiliates without the consent of the Property GP LP which may be given or withheld in its sole discretion.

The provision of the Property Partnership’s limited partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

Subject to applicable law, the Property GP LP may generally make amendments to the Property Partnership’s limited partnership agreement without the approval of any limited partner to reflect:

1.	a change in the name of the partnership, the location of the partnership’s registered office or the partnership’s registered agent;

2.	the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement;

3.	a change that the Property GP LP determines is reasonable and necessary or appropriate for the partnership to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the Property GP LP to ensure that the Property Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

4.	an amendment that the Property GP LP determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

5.	an amendment that is necessary, in the opinion of counsel, to prevent the Property Partnership or the Property GP LP or its directors or officers, from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940 or similar legislation in other jurisdictions;

6.	an amendment that the Property GP LP determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership interests;

7.	any amendment expressly permitted in the Property Partnership’s limited partnership agreement to be made by the Property GP LP acting alone;

8.	any amendment that the Property GP determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Property Partnership’s limited partnership agreement;

9.	a change in the Property Partnership’s fiscal year and related changes;

10.	any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of the Property GP LP, is necessary or appropriate to: (i) comply with the requirements of applicable law; (ii) reflect the partners’ interests in the Property Partnership; or (iii) consistently reflect the distributions made by the Property Partnership to the partners pursuant to the terms of the limited partnership agreement of the Property Partnership;

11.	any amendment that the Property GP LP determines in its sole discretion to be necessary or appropriate to address any statute, rule, regulation, notice, or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of the Property GP LP in the profits of the Property Partnership; or

12.	any other amendments substantially similar to any of the matters described in (1) through (11) above.

In addition, the Property GP LP may make amendments to the Property Partnership’s limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the Property GP LP:

1.	do not adversely affect the Property Partnership’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

2.	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

3.	are necessary or appropriate for any action taken by the Property GP LP relating to splits or combinations of units under the provisions of the Property Partnership’s limited partnership agreement; or

4.	are required to effect the intent expressed in this Form 20-F or the intent of the provisions of the Property Partnership’s limited partnership agreement or are otherwise contemplated by the Property Partnership’s limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

The Property GP LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— No Limited Partner Approval” should occur. No other amendments to the Property Partnership’s limited partnership agreement will become effective without the approval of holders of at least 90% of the Property Partnership’s units, unless it obtains an opinion of counsel to the effect that the amendment will not (i) cause the Property Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the Property GP LP has not made the election described below under “— Election to be Treated as a Corporation”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of the Property Partnership’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Sale or Other Disposition of Assets

The Property Partnership’s limited partnership agreement generally prohibits the Property GP LP, without the prior approval of the holders of a majority of the units of the Property Partnership, from causing the Property Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of the Property Partnership’s assets in a single transaction or a series of related transactions, including by approving on the Property Partnership’s behalf the sale, exchange or other disposition of all or substantially all of the assets of the Property Partnership’s subsidiaries. However, the Property GP LP, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Property Partnership’s assets (including for the benefit of persons who are not the Property Partnership or the Property Partnership’s subsidiaries) without that approval. The Property GP LP may also sell all or substantially all of the Property Partnership’s assets under any forced sale of any or all of the Property Partnership’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

Election to be Treated as a Corporation

If the Property GP LP determines that it is no longer in the Property Partnership’s best interests to continue as a partnership for U.S. federal income tax purposes, the Property GP LP may elect to treat the Property Partnership as an association or as a publicly-traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

The Property Partnership will dissolve and its affairs will be wound up upon the earlier to occur of: (i) the service of notice by the Property GP LP, with the approval of a majority of the members of the independent directors of the Property General Partner, that in the opinion of the Property GP LP the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Property Partnership; (ii) the election of the Property GP LP if the Property Partnership, as determined by the Property GP LP, is required to register as an “investment company” under the U.S. Investment Company Act of 1940 or similar legislation in other jurisdictions; (iii) the date that the Property GP LP withdraws from the Property Partnership (unless a successor entity becomes the general partner of the Property Partnership as described below under “— Withdrawal of the General Partner”); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Property Partnership or an order to wind-up or liquidate the Property GP LP without the appointment of a successor in compliance with the provisions of the Property Partnership’s limited partnership agreement that are described below under “— Withdrawal of the General Partner”; and (v) the date on which the Property GP LP decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Property Partnership’s assets in a single transaction or series of transactions.

The Property Partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to the Property Partnership has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if the Property Partnership receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner of the Property Partnership.

Withdrawal of the General Partner

The Property GP LP may withdraw as general partner without first obtaining approval of unitholders by giving written notice, and that withdrawal will not constitute a violation of the limited partnership agreement.

Upon the withdrawal of the Property GP LP, the holders of at least a majority of outstanding units may select a successor to that withdrawing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions) cannot be obtained, the Property Partnership will be dissolved, wound up and liquidated. See “— Dissolution” above.

The Property GP LP may not be removed unless that removal is approved by the vote of the holders of at least 66 2/3% of the outstanding class of units that are not Redemption-Exchange Units and it receives a withdrawal opinion of counsel regarding limited liability tax matters and the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions). Any removal of the Property GP LP is also subject to the approval of a successor general partner by the vote of the holders of a majority of its outstanding units that are not Redemption-Exchange Units.

In the event of (i) the removal of a general partner under circumstances where cause exists, or (ii) the withdrawal of a general partner as a result of certain events relating to the bankruptcy, insolvency or dissolution of that general partner, which withdrawal will violate the Property Partnership’s limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

The Property GP LP may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must: (i) be an affiliate of the BPY General Partner (or the transfer must be made concurrently with a transfer of the general partnership units of our company to an affiliate of the transferee); (ii) agree to assume the rights and duties of the general partner to whose interest that transferee has succeeded; (iii) agree to be bound by the provisions of the Property Partnership’s limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of the Property GP LP may sell or transfer all or part of their units in the Property GP LP without the approval of the unitholders.

Transactions with Interested Parties

The Property GP LP, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as “interested parties”, may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of the Property Partnership with the same rights they would have if the Property GP LP and Property General Partner were not a party to the limited partnership agreement of the Property Partnership. An interested party will not be liable to account either to other interested parties or to the Property Partnership, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

The limited partnership agreement of the Property Partnership permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our company, the Property Partnership, any of the Holding Entities, any operating entity or any other holding entity established by the Property Partnership and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to the Property Partnership, any of the Holding Entities, any operating entity or any other holding entity established by the Property Partnership or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to the bye-laws of the Property General Partner.

Outside Activities of the General Partner

Under the Property Partnership’s limited partnership agreement, the general partner is required to maintain as its sole activity the activity of acting as the general partner of the Property Partnership. The general partner is not permitted to engage in any business or activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of a subsidiary of an Holding Entity or any other holding entity established by the Property Partnership.

The Property Partnership’s limited partnership agreement provides that each person who is entitled to be indemnified by the partnership (other than the general partner), as described below under “— Indemnification; Limitations on Liability” will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the Property General Partner, the Property GP LP, the Property Partnership, any Holding Entity, any operating entity, or any other holding entity established by the Property Partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of the limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Property General Partner, the Property GP LP, the Property Partnership, any Holding Entity, any operating entity, and any other holding entity established by the Property Partnership (or any of their respective investors), and shall be deemed not to be a breach of the Property General Partner’s fiduciary duties or any other obligation of any type whatsoever of the general partner. None of the Property General Partner, the Property GP LP, the Property Partnership, any Holding Entity, operating entity, any other holding entity established by the Property Partnership or any other person shall have any rights by virtue of the Property Partnership’s limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Property Partnership as described below under “— Indemnification; Limitations on Liability”.

The Property GP LP and the other indemnified persons described in the preceding paragraph do not have any obligation under the Property Partnership’s limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to the Property Partnership, the limited partners of the Property Partnership, any Holding Entity, operating entity, or any other holding entity established by the Property Partnership. These provisions do not affect any obligation of such indemnified person to present business or investment opportunities to our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by the Property Partnership pursuant to the Relationship Agreement or any separate written agreement between such persons.

Accounts, Reports and Other Information

Under the Property Partnership’s limited partnership agreement, the Property GP LP is required to prepare financial statements in accordance with IFRS or such other appropriate accounting principles as determined from time to time by the Property GP LP, in its sole discretion. The Property Partnership’s financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the Property GP LP deems appropriate. The Property Partnership’s annual financial statements must be audited by an independent accounting firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. The Property Partnership’s quarterly financial statements may be unaudited and will be made available publicly as and within the time period required by applicable laws and regulations, including any rules of any applicable securities exchange.

The Property GP LP is also required to use commercially reasonable efforts to prepare and send to the limited partners of the Property Partnership on an annual basis a Schedule K-1 (or equivalent). The Property GP LP will also, where reasonably possible, prepare and send information required by the non-U.S. limited partners of the Property Partnership for U.S. federal income tax reporting purposes. The Property GP LP will also use commercially reasonable efforts to supply information required by limited partners of the Property Partnership for Canadian federal income tax purposes.

The Property GP LP will deliver to our company: (i) the annual financial statements of the Property Partnership; and (ii) the accounts and financial statements of any Holding Entity or any other holding entity established by the Property Partnership that is not consolidated with the Property Partnership or any Holding Entity or holding entity whose accounts are subject to such approval.

Indemnification; Limitations on Liability

Under the Property Partnership’s limited partnership agreement, it is required to indemnify to the fullest extent permitted by law the Property General Partner, the Property GP LP and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Property Partnership, a Holding Entity, operating entity or any other holding entity established by our company and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Property Partnership’s limited partnership agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Property Partnership’s limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Governing Law

The Property Partnership’s limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda.

10.C. MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by us since our formation or which are proposed to be entered into by us:

1.	Master Purchase Agreement described under Item 4.A. “Information on the Company — History and Development of the Company — The Spin-Off”;

2.	Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Managers described under Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Our Master Services Agreement”;

3.	Relationship Agreement by and among Brookfield Asset Management, our company and the Managers and others described under Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Relationship Agreement”;

4.	Registration Rights Agreement between our company and Brookfield Asset Management described under the heading Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Registration Rights Agreement”;

5.	Voting Agreement between Brookfield Asset Management, the Property General Partner and our company described under Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Voting Agreements”;

6.	Amended and Restated Limited Partnership Agreement of our partnership described under Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement”; and

7.	Amended and Restated Limited Partnership Agreement of the Property Partnership described under Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement”.

Copies of the agreements noted above, following execution where not executed, will be made available, free of charge, by the BPY General Partner and will be available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

10.D. EXCHANGE CONTROLS

There are currently no governmental laws, decrees, regulations or other legislation of Bermuda which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Bermuda holding our units.

10.E. TAXATION

The following summary discusses certain material U.S., Canadian, and Bermudian tax considerations related to the receipt, holding, and disposition of our units as of the date hereof to a holder who receives our units pursuant to the spin-off. Prospective purchasers of our units are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our units.

U.S. Tax Considerations

This summary discusses certain material U.S. federal income tax considerations to unitholders relating to the receipt, holding, and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, on the regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of which may be subject to special rules, including, without limitation, persons that own (directly and indirectly, applying certain attribution rules) more than 5% of our units, persons that own (directly or indirectly, applying certain attribution rules) more than 5% of any U.S. entity classified as a real estate investment trust for U.S. federal tax purposes in which we own (directly or indirectly) an interest, dealers in securities or currencies, financial institutions or financial services entities, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose functional currency is not the U.S. Dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the U.S. Tax-exempt organizations are addressed separately below. The actual tax consequences of the receipt of our units pursuant to the spin-off and of the ownership and disposition of our units will vary depending on your individual circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of one or more of our units that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of one or more of our units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

If a partnership holds our units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold our units should consult an independent tax adviser.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult an independent tax adviser concerning the U.S. federal, state and local income tax consequences particular to your receipt of our units pursuant to the spin-off and your ownership and disposition of our units, as well as any consequences under the laws of any other taxing jurisdiction.

Partnership Status of Our Company and the Property Partnership

Each of our company and the Property Partnership has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly-traded partnership”, unless an exception applies. Our company will be publicly-traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly-traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the U.S. Investment Company Act of 1940 if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

The BPY General Partner and the Property General Partner intend to manage the affairs of our company and the Property Partnership, respectively, so that our company will meet the Qualifying Income Exception in each taxable year. Accordingly, the BPY General Partner believes that our company will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

If our company fails to meet the Qualifying Income Exception, other than a failure which is determined by the U.S. Internal Revenue Service, or the IRS, to be inadvertent and which is cured within a reasonable time after discovery, or if our company is required to register under the U.S. Investment Company Act of 1940, our company will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which our company fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to our unitholders in liquidation. This deemed contribution and liquidation likely would result in the recognition of gain (but not loss) to U.S. Holders, except that U.S. Holders generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations held by us. If, at the time of such contribution, our company were to have liabilities in excess of the tax basis of its assets, U.S. Holders generally would recognize gain in respect of such excess liabilities upon the deemed transfer. Thereafter, our company would be treated as a corporation for U.S. federal income tax purposes.

If our company were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our company’s items of income, gain, loss, deduction, or credit would be reflected only on our company’s tax return rather than being passed through to our unitholders, and our company would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our company might be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our company’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution made before January 1, 2013 and treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our company with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our company (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income).

Based on the foregoing consequences, treatment of our company as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of our units. If the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

The remainder of this summary assumes that our company and the Property Partnership will be treated as partnerships for U.S. federal tax purposes. We expect that a substantial portion of the items of income, gain, deduction, loss, or credit realized by our company will be realized in the first instance by the Property Partnership and allocated to our company for reallocation to our unitholders. Unless otherwise specified, references in this section to realization of our company’s items of income, gain, loss, deduction, or credit include a realization of such items by the Property Partnership (or other lower tier partnership) and the allocation of such items to our company.

Proposed Legislation

Over the past several years, a number of legislative and administrative proposals relating to partnership taxation have been introduced and, in certain cases, have been passed by the U.S. House of Representatives. On May 28, 2010, the U.S. House of Representatives passed legislation which, if it had been finally enacted into law and applied to our company or to the Property Partnership, could have had adverse consequences, including (i) the recharacterization of capital gain income as “ordinary income”, (ii) the potential reclassification of qualified dividend income as “ordinary income” subject to a higher rate of U.S. income tax, and (iii) potential limitations on the ability of our company to meet the “qualifying income” exception for taxation as a partnership for U.S. federal income tax purposes. This legislation was not passed by the U.S. Senate and therefore was not enacted into law. However, substantially similar legislation was reintroduced in the U.S. House of Representatives in February 2012.

The Obama administration has indicated it supports the adoption of legislation that similarly changes the treatment of carried interest for U.S. federal income tax purposes. In its published revenue proposals for 2013, the Obama administration proposes that the current law governing the treatment of carried interest be changed for taxable years ending after December 31, 2012, to subject such income to ordinary income tax. The Obama administration’s published revenue proposals for previous years contained similar proposals.

It remains unclear whether any legislation related to such revenue proposals or similar to the legislation described above will be proposed or enacted by the U.S. Congress and, if enacted, whether such legislation would affect an investment in our company. You should consult an independent tax adviser as to the potential effect of any proposed or future legislation on an investment in our company.

The remainder of this discussion is based on current law without regard to the proposed legislation or administrative proposals discussed above.

Consequences to U.S. Holders

Spin-Off

A U.S. Holder who receives our units pursuant to the spin-off will be considered to have received a taxable distribution in an amount equal to the fair market value of the gross amount of our units received by such holder plus the amount of cash received in lieu of fractional units, without reduction for any Canadian tax withheld in respect of the spin-off. This distribution would be treated as a dividend, taxable as ordinary income, to the extent of your share of current and accumulated earnings and profits of Brookfield Asset Management as determined for U.S. federal income tax purposes (which Brookfield Asset Management does not calculate). If you are a non-corporate U.S. Holder, including an individual, the amount of the dividend received by you generally would be “qualified dividend income” subject to U.S. tax at preferential rates, provided Brookfield

Asset Management is not a PFIC for the taxable year in which the dividend is distributed or for the preceding taxable year, you received the dividend in respect of Class A limited voting shares that are readily tradable on an established securities market in the United States (such as the NYSE), and the following additional requirements are met: (i) you do not treat the dividend as “investment income” for purpose of the rules limiting deductions for investment interest, (ii) you have held the shares of stock in respect of which such dividend was made for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date, and (iii) you satisfy certain at-risk requirements and other rules. Based upon the composition of its income and its assets, Brookfield Asset Management does not believe that it is a PFIC for the current taxable year or for the preceding taxable year. However, no assurance can be provided that the IRS will agree with such position.

If the amount of the distribution were to exceed Brookfield Asset Management’s current and accumulated earnings and profits, the excess would be treated as a recovery of basis to the extent of your basis in Brookfield Asset Management shares and then as capital gain. Because Brookfield Asset Management does not calculate earnings and profits for U.S. tax purposes, however, you should expect not to be able to establish that any portion of the distribution would be treated as recovery of basis or capital gain.

If you fail to timely provide Brookfield Asset Management with a properly completed IRS Form W-9, you may be subject to “backup” withholding tax on the distribution, unless you come within certain exempt categories of recipients and, when required, demonstrate that status. Backup withholding is not an additional tax, and any amounts withheld under the “backup” withholding rules will be allowed as a credit against your U.S. federal income tax liability (or as a refund if in excess of such liability), provided the required information is timely furnished to the IRS. You should consult an independent tax adviser regarding the application of the foregoing rules to you.

Dividends received by you pursuant to the spin-off generally will be treated as foreign source income for foreign tax credit limitation purposes. Accordingly, any Canadian federal withholding tax assessed on dividends received by you pursuant to the spin-off may, subject to certain limitations, be claimed as a foreign tax credit against your U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. Notwithstanding the foregoing, the rules relating to foreign tax credits are complex, and the availability of a foreign tax credit depends on numerous factors. You should consult an independent tax adviser concerning the application of the U.S. foreign tax credit rules to you.

Holding of Our Units

Income and Loss. If you are a U.S. Holder, you will be required to take into account, as described below, your allocable share of our company’s items of income, gain, loss, deduction, and credit for each of our company’s taxable years ending with or within your taxable year. Each item generally will have the same character and source as though you had realized the item directly. You must report such items without regard to whether any distribution has been or will be received from our company. Our company intends to make cash distributions to all unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state, and local income taxes) with respect to their allocable shares of our company’s net income or gain. However, based upon your particular tax situation and simplifying assumptions that our company will make in determining the amount of such distributions, and depending upon whether you elect to reinvest such distributions pursuant to the distribution reinvestment plan, if available, your tax liability might exceed cash distributions made to you, in which case any tax liabilities arising from your ownership of our units would need to be satisfied from your own funds.

With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our company and that are allocable to such U.S. Holders prior to January 1, 2013 may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. U.S. Holders that are corporations may be entitled to a “dividends received deduction” in respect of dividends paid by U.S. corporations in which our company (through the Property Partnership) owns stock. You should consult an independent tax adviser regarding the application of the foregoing rules in light of your particular circumstances.

For U.S. federal income tax purposes, your allocable share of our company’s items of income, gain, loss, deduction, or credit will be governed by our limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in our company. Similarly, our company’s allocable share of items of income, gain, loss, deduction, or credit of the Property Partnership will be governed by the limited partnership agreement of the Property Partnership if such allocations have “substantial economic effect” or are determined to be in accordance with our company’s interest in the Property Partnership. The BPY General Partner and the Property General Partner believe that, for U.S. federal income tax purposes, such allocations should be given effect, and the BPY General Partner and the Property General Partner intend to prepare tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either our company’s limited partnership agreement or the limited partnership agreement of the Property Partnership, then the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

Basis. You will have an initial tax basis in your units equal to their fair market value on the date you receive them pursuant to the spin-off, increased by your share of our company’s liabilities, if any. That basis will be increased by your share of our company’s income and by increases in your share of our company’s liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our company, by your share of our company’s losses, and by any decrease in your share of our company’s liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary”, tax basis in his or her partnership interest, unlike a shareholder of a corporation. As a result, any amount you pay to acquire additional units (including through the distribution reinvestment plan, if available) will be averaged with the adjusted tax basis of units owned by you prior to the acquisition of such additional units. The BPY General Partner expresses no opinion regarding the appropriate methodology to be used in making this determination.

For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of our units, our company’s liabilities generally will include our company’s share of any liabilities of the Property Partnership.

Limits on Deductions for Losses and Expenses. Your deduction of your allocable share of our company’s losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our company’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our company’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our company, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our company’s income and gain and decrease by distributions you receive from our company and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. You should consult an independent tax adviser as to the effects of the at-risk rules.

Limitations on Deductibility of Organizational Expenses and Syndication Fees. In general, neither our company nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by the Property Partnership. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on Interest Deductions. Your share of our company’s interest expense is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense is generally limited to the amount of such holder’s “net investment income”. Your share of our company’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our company’s interest expense.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates. Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer’s adjusted gross income. Moreover, absent U.S. Congressional action, in taxable years beginning on or after January 1, 2013, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual’s adjusted gross income over the threshold amount, or (ii) 80% of the amount of the individual’s itemized deductions. The operating expenses of our company, including our company’s allocable share of the base management fee or any other management fees, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Alternatively, it is possible that our company and the Property Partnership will be required to capitalize amounts paid in respect of certain management fees. Accordingly, if you are a non-corporate U.S. Holder, you should consult an independent tax adviser regarding the application of these limitations.

Investments in Real Estate Investment Trusts. U.S. Holders will be subject to special rules, described below, applicable to an indirect investment by our company in a U.S. entity that qualifies for U.S. federal income tax purposes as a real estate investment trust (a “REIT”). In general, distributions to our company from a REIT, other than “capital gain dividends” as discussed below, will constitute dividends to the extent of the REIT’s current or accumulated earnings and profits and will be taxable to U.S. Holders as ordinary income. To the extent that a REIT makes a distribution in excess of its current or accumulated earnings and profits, the distribution will be treated as a tax-free return of capital, reducing the tax basis in the REIT, and the amount of the distribution exceeding such tax basis will be taxable as gain realized from the sale of the REIT shares. Under certain limited circumstances, a portion of a REIT’s distributions made out of its current or accumulated earnings and profits may constitute “qualified dividend income” that is taxable to non-corporate U.S. Holders at the preferential tax rates applicable to net capital gains, provided such distributions are properly designated by the REIT. REIT distributions allocated to corporate U.S. Holders will not be eligible for the dividends received deduction.

Dividends paid by a REIT to our company that are properly designated by the REIT as capital gain dividends generally will be treated as long-term capital gains (to the extent not in excess of the REIT’s actual net capital gain). Non-corporate U.S. Holders may be required to treat a portion of any capital gain dividend as “unrecaptured Section 1250 gain” (currently taxable at 25%) if a REIT incurs such gain. Corporate U.S. Holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends allocated to corporate U.S. Holders will not be eligible for the dividends received deduction. A REIT may elect to retain any net long-term capital gains it receives during a taxable year, in which case (i) you would be required to include in income (as long-term capital gains) your proportionate share of the REIT’s undistributed long-term capital gains, (ii) our company’s basis (or other lower tier partnership’s basis) in its interest in such REIT would be increased by the included amount of the undistributed gains, and (iii) you would be deemed to have paid (and would receive a credit for) your proportionate share of the tax paid by the REIT on the undistributed gains.

If our company (or lower tier partnership) were to sell or otherwise dispose of shares of a REIT, you would be required to recognize your proportionate share of gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on the sale or other disposition and (ii) your proportionate share of the adjusted basis in the REIT shares. Such gain or loss would be capital gain or loss if our company held the REIT shares as a capital asset. The gain or loss would be long-term gain or loss if such shares had been held for more than one year. Long-term capital gain of an individual U.S. Holder generally is taxed at preferential rates. Any loss recognized by a U.S. Holder upon the sale or disposition by our company of REIT shares held for six months or less, after applying certain holding period rules, generally would be treated as a long-term capital loss, to the extent of distributions received by our company from such REIT which were required to be treated as long-term capital gains. You should consult an independent tax adviser regarding the application of the rules governing REITs to your ownership and disposition of our units.

Treatment of Distributions

Distributions of cash by our company generally will not be taxable to you to the extent of your adjusted tax basis (described above) in our units. Any cash distributions in excess of your adjusted tax basis generally will be considered to be gain from the sale or exchange of our units (described below). Under current law, such gain generally would be treated as capital gain and would be long-term capital gain if your holding period for our units were to exceed one year. A reduction in your allocable share of our liabilities, and certain distributions of marketable securities by our company, would be treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of Our Units

You will recognize gain or loss on the sale or taxable exchange of our units equal to the difference, if any, between the amount realized and your tax basis in our units sold or exchanged. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our company’s liabilities, if any.

Gain or loss recognized by you upon the sale or exchange of our units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if you held our units for more than one year as of the date of such sale or exchange. Assuming you have not elected to treat your share of our company’s investment in any PFIC as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “—Passive Foreign Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if our company were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.

Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult an independent tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Foreign Tax Credit Limitations

If you are a U.S. Holder, you generally will be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our company’s income and gain. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gain from the sale of our company’s investments may be treated as U.S.-source gain. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gain unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that our company incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

Our company and the Property Partnership each intend to make the election permitted by Section 754 of the U.S. Internal Revenue Code, or the Section 754 Election. The Section 754 Election is irrevocable without the consent of the IRS. The Section 754 Election generally requires our company to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases units directly from us. For purposes of this discussion, a transferee’s inside basis in our company’s assets will be considered to have two components: (i) the transferee’s share of our company’s tax basis in our company’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Property Partnership.

Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such holder’s tax basis in its units were higher than such units’ share of the aggregate tax basis of our company’s assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in its share of our company’s assets for purposes of calculating, among other items, such holder’s share of any gain or loss on a sale of our company’s assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such holder’s tax basis in its units were lower than such units’ share of the aggregate tax basis of our company’s assets immediately prior to the transfer. Thus, the fair market value of our units may be affected either favorably or adversely by the election.

Whether or not the Section 754 Election is made, if our units are transferred at a time when our company has a “substantial built-in loss” in its assets, our company will be obligated to reduce the tax basis in the portion of such assets attributable to such units.

The calculations involved in the Section 754 Election are complex, and the BPY General Partner and the Property GP LP advise that they will make them on the basis of assumptions as to the value of our assets and other matters. Each U.S. Holder should consult an independent tax adviser as to the effects of the Section 754 Election.

Uniformity of Our Units

Because we cannot match transferors and transferees of our units, we must maintain uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain U.S. Treasury regulations to our company’s Section 743(b) adjustments, the determination that our company’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our company’s assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued), through the application of certain tax accounting principles that the BPY General Partner believes are reasonable for our company. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

Foreign Currency Gain or Loss

Our company’s functional currency will be the U.S. Dollar, and our company’s income or loss will be calculated in U.S. Dollars. It is likely that our company will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. Dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult an independent tax adviser regarding the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our company in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for PFICs. If you hold an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to you, then the corporation will continue to be classified as a PFIC with respect to you for any subsequent taxable year during which you continue to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

Subject to certain exceptions described below, any gain on the disposition of stock of a PFIC owned by you indirectly through our company, as well as income realized on certain “excess distributions” by such PFIC, would be treated as though realized ratably over the shorter of your holding period of our units or our company’s holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rate for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deferred from prior years.

If you were to make an election to treat your share of our company’s interest in a PFIC as a “qualified electing fund”, such election a “QEF election”, for the first year you were treated as holding such interest, then in lieu of the foregoing treatment, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our company or to you. A QEF election must be made by you on an entity-by-entity basis. To make a QEF election, you must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by our company) and (ii) prepare and submit IRS Form 8621 with your annual income tax return.

Once you have made a QEF election for an entity, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional units acquired after the QEF election is made (such as units acquired under the distribution reinvestment plan, if available). If you were to make a QEF election after the first year that you were treated as holding an interest in a PFIC, the adverse tax consequences relating to PFIC stock would continue to apply with respect to the pre-QEF election period, unless you were to make a “purging election”. The purging election would create a deemed sale of your previously held share of our company’s interests in a PFIC. The gain recognized by the purging election would be subject to the special tax and interest charge rules, which treat the gain as an excess distribution, as described above. As a result of the purging election, you would have a new basis and holding period in your share of our company’s interests in the PFIC. You should consult an independent tax adviser as to the manner in which such direct inclusions could affect your allocable share of our company’s income and your tax basis in our units and the advisability of making a QEF election or a purging election.

Alternatively, in the case of a PFIC that is a publicly-traded foreign company, an election may be made to “mark to market” the stock of such foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. The BPY General Partner and the Property General Partner currently believe it is possible that one or more of our existing or future operating entities will qualify as PFICs that are publicly-traded. However, there can be no assurance in this regard. You should consult an independent tax adviser regarding the availability of the mark-to-market election with respect to any PFIC in which you are treated as owning an interest through our company.

Based on our organizational structure following the spin-off, as well as our company’s expected income and assets, the BPY General Partner and the Property General Partner currently believe that one or more of our existing Holding Entities and operating entities are likely to be classified as PFICs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as PFICs. In addition, in order to ensure that we satisfy the Qualifying Income Exception, we may determine to hold an existing or future operating entity through a Holding Entity that would be classified as a PFIC. See “—Investment Structure” below.

There can be no assurance that an investment in PFIC stock will be eligible for the mark-to-market election. However, to the extent reasonably practicable, we intend to timely provide you with the information necessary to make a QEF election with respect to any entity that the BPY General Partner and the Property General Partner believe is a PFIC with respect to you. Accordingly, you are urged to consider timely filing a QEF election with respect to each such entity for which our company provides the necessary information. Any such election should be made for the first year our company holds an interest in such entity or for the first year in which you hold our units, if later.

Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. However, this reporting requirement has been temporarily suspended. You should consult an independent tax adviser regarding the PFIC rules, including the potential effect of this legislation on your filing requirements and the advisability of making a QEF election or, if applicable, a mark-to-market election, with respect to any PFIC in which you are treated as owning an interest through our company.

Investment Structure

To ensure that our company meets the Qualifying Income Exception for publicly-traded partnerships (discussed above) and complies with certain requirements in its limited partnership agreement, we may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole discretion of the BPY General Partner and the Property General Partner in order to create a tax structure that generally is efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all our unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate level tax, whether the corporation were a U.S. or a non-U.S. corporation.

U.S. Withholding Taxes

Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of determining whether U.S.

withholding applies to payments made by our company to some or all of our unitholders. In such a case, payments made by our company to U.S. Holders might be subject to U.S. “backup” withholding at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 35%). You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See below “Administrative Matters—Certain Effects of a Transfer of Units”. You should consult an independent tax adviser regarding the treatment of U.S. withholding taxes.

Transferor/Transferee Allocations

Our company may allocate items of income, gain, loss, and deduction using a monthly or other convention, whereby any such items recognized in a given month by our company are allocated to our unitholders as of a specified date of such month. As a result, if you transfer your units, you might be allocated income, gain, loss, and deduction realized by our company after the date of the transfer. Similarly, if you acquire additional units, you might be allocated income, gain, loss, and deduction realized by our company prior to your ownership of such units.

Although Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our company’s allocation method complies with the requirements. If our company’s convention were not permitted, the IRS might contend that our company’s taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your tax liabilities might be adjusted to your detriment. The BPY General Partner is authorized to revise our company’s method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Tax Consequences

If our units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult an independent tax adviser concerning the potential U.S. federal estate tax consequences with respect to our units.

Certain Reporting Requirements

A U.S. Holder who invests more than $100,000 in our company may be required to file IRS Form 8865 reporting the investment with such U.S. Holder’s U.S. federal income tax return for the year that includes the date of the investment. You may be subject to substantial penalties if you fail to comply with this and other information reporting requirements with respect to an investment in our units. You should consult an independent tax adviser regarding such reporting requirements.

U.S. Taxation of Tax-Exempt U.S. Holders of Our Units

Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization’s unrelated business taxable income, or UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. The BPY General Partner currently believes that our company should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our company will be held through entities that are treated as corporations for U.S. federal income tax purposes.

The exclusion from UBTI does not apply to income from “debt-financed property”, which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by our company or by the Property Partnership to acquire property, such property generally would constitute debt-financed property, and any income or gain realized on such debt-financed property and allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by our company or by the Property Partnership to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt organization subject to taxation in the United States used such proceeds to make an investment outside our company, the IRS might assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. Our company and the Property Partnership do not intend to directly incur debt to acquire property, and the BPY General Partner and the Property General Partner do not believe that our company or the Property Partnership will generate UBTI attributable to debt-financed property in the future. Moreover, the BPY General Partner and the Property General Partner intend to use commercially reasonable efforts to structure the activities of our company and the Property Partnership, respectively, to avoid generating UBTI. However, neither our company nor the Property Partnership is prohibited from incurring indebtedness, and no assurance can be provided that neither our company nor the Property Partnership will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult an independent tax adviser regarding the tax consequences of an investment in our units.

Tax-exempt U.S. Holders will be subject to special rules, described below, applicable to an indirect investment by our company in a REIT. Based upon an IRS ruling, distributions paid by a REIT to our company and allocated to a tax-exempt organization generally should not give rise to UBTI, provided that (i) our company’s interest in the REIT is not debt-financed, (ii) the tax-exempt organization’s interest in our company is not debt-financed and is not used in an unrelated trade or business, and (iii) the REIT does not hold a residual interest in a real estate mortgage investment conduit. However, in the case of a “pension-held REIT”, a portion of the dividends paid by such REIT to our company and allocated to U.S. Holders that are “qualified trusts” might constitute UBTI. The BPY General Partner and the Property General Partner do not believe that our company currently owns a direct or indirect interest in a pension-held REIT. However, no assurance can be provided that we do not currently own an interest in a pension-held REIT or will not own such an interest in the future. In addition to the foregoing rules, special rules apply to social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17), and (c)(20) of the U.S. Internal Revenue Code. Each tax-exempt U.S. Holder should consult an independent tax adviser regarding the application of the rules governing REITs to its ownership and disposition of our units.

Investments by U.S. Mutual Funds

U.S. mutual funds that are treated as regulated investment companies, or RICs, for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the U.S. Internal Revenue Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a RIC in our units for purposes of these tests will depend on whether our company is treated as a “qualified publicly-traded partnership”. If our company is so treated, then our units themselves are the relevant assets for purposes of the 50% asset value test, and the net income from our units is the relevant gross income for purposes of the 90% gross income test. If, however, our company is not so treated, then the relevant assets are the RIC’s allocable share of the underlying assets held by our company, and the relevant gross income is the RIC’s allocable share of the underlying gross income earned by our company. Whether our company will qualify as a qualified publicly-traded partnership depends on the exact nature of its future investments, but the BPY General Partner believes it is likely that our company will not be treated as a qualified publicly-traded partnership. RICs should consult an independent tax adviser regarding the U.S. tax consequences of an investment in our units.

Consequences to Non-U.S. Holders

Spin-Off

A Non-U.S. Holder generally should not recognize gain or loss for U.S. federal income tax purposes upon the receipt of our units pursuant to the spin-off.

Holding of Units and Other Considerations

Based on our organizational structure following the spin-off, as well as our company’s expected income and assets, the BPY General Partner and the Property General Partner currently believe that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “U.S. real property interest”, as defined in the U.S. Internal Revenue Code. If, as anticipated, our company is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning our units and generally will not be subject to U.S. federal income tax on its allocable share of our company’s interest and dividends from non-U.S.-sources or gain from the sale or other disposition of securities or real property located outside of the United States.

However, there can be no assurance that the law will not change or that the IRS will not deem our company to be engaged in a U.S. trade or business. If, contrary to the BPY General Partner’s expectations, our company is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our company were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our company might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. Finally, if our company were treated as engaged in a U.S. trade or business, a portion of any gain realized by a Non-U.S. Holder upon the sale or exchange of its units could be treated as income effectively connected with a U.S. trade or business and therefore subject to U.S. federal income tax at the regular graduated rates.

In general, even if our company is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to

U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our company as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See “—Administrative Matters—Certain Effects of a Transfer of Units” below. You should consult an independent tax adviser regarding the treatment of U.S. withholding taxes.

Non-U.S. Holders will be subject to special rules, described below, applicable to an indirect investment by our company in a REIT. In general, a Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% on its allocable share of ordinary dividends received by our company from a REIT, except to the extent such tax is reduced under an applicable income tax treaty. A Non-U.S. Holder will not be required to file a U.S. tax return with respect to its allocable share of ordinary dividends received from a REIT. If our company (or lower tier partnership) sells or otherwise disposes of its shares of a REIT, a Non-U.S. Holder generally will not be subject to U.S. tax on its allocable share of our company’s gain from such disposition, provided the REIT is “domestically controlled” (i.e., less than half of the interests in the REIT are held directly or indirectly by non-U.S. persons at all times during the relevant look-back period) for U.S. federal income tax purposes. Although the matter is not free from doubt, a Non-U.S. Holder may also not be subject to U.S. tax on its allocable share of such gain if the REIT is “regularly traded on an established securities market” for U.S. federal income tax purposes.

Additionally, and although the matter is not free from doubt, REIT distributions that are attributable to gain from the sale of a U.S. real property interest should be taxable to Non-U.S. Holders as ordinary dividends subject to U.S. withholding tax at the rate of 30%, except to the extent such tax is reduced under an applicable income tax treaty, provided the REIT is regularly traded on an established securities market. In the case of a REIT that is not regularly traded on an established securities market, any such distribution allocable to a Non-U.S. Holder generally would be subject to withholding tax at the rate of 35%, and would be considered income effectively connected with a U.S. trade or business. As a result, such Non-U.S. Holder would be required to file a U.S. federal income tax return, but would be permitted to credit the amount of tax withheld against its U.S. federal income tax liability. A corporate Non-U.S. Holder might also be subject to branch profits tax at the rate of 30%, except to the extent such tax is reduced under an applicable income tax treaty. The tax treatment of a REIT distribution that is properly designated by the REIT as a capital gain dividend, other than a distribution attributable to gain from the sale of a U.S. real property interest, is unclear. Such REIT distribution could be (i) generally exempt from U.S. federal income taxation or tax withholding, (ii) treated as a distribution that is not attributable to gain from the sale or exchange of a U.S. real property interest, but subject to the 30% withholding tax generally applicable to ordinary dividends, or (iii) subject to 35% withholding tax, under one interpretation of the U.S. Treasury regulations governing distributions attributable to gain from the sale of a U.S. real property interest.

The BPY General Partner and the Property General Partner believe that each REIT whose distributions could be allocated to you by virtue of your ownership of our units is likely to be regarded as either domestically controlled or as regularly traded on an established securities market or both. However, no assurance can be provided in this regard. You should consult an independent tax adviser regarding the application of the rules governing REITs to your ownership and disposition of our units.

Special rules may apply in the case of a Non-U.S. Holder subject to special rules, including, without limitation, any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our company in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult an independent tax adviser regarding the application of these special rules.

Taxes in Other Jurisdictions

In addition to U.S. federal income tax consequences, an investment in our company could subject you to U.S. state, local, and non-U.S. taxes imposed by the various jurisdictions in which our company entities do business or own property now or in the future, even if you do not reside in any of those jurisdictions. You could also be subject to tax return filing obligations and income, franchise, or other taxes, including withholding taxes, in the jurisdictions in which we invest. Furthermore, you may be subject to penalties for failure to comply with these requirements. Based on our organizational structure following the spin-off, as well as our company’s expected income and assets, the BPY General Partner and the Property General Partner currently believe that a unitholder is unlikely to incur an additional tax return filing obligation, solely as a result of owning our units, outside of the jurisdiction in which such unitholder is resident for tax purposes or otherwise is subject to tax. However, no assurance can be provided that this is currently the case or will be the case in the future. It is your responsibility to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of you.

Income or gain from investments held by our company may be subject to withholding or other taxes in jurisdictions outside the United States, except to the extent an income tax treaty applies. If you wish to claim the benefit of an applicable income tax treaty, you might be required to submit information to tax authorities in such jurisdictions. You should consult an independent tax adviser regarding the U.S. federal, state, local, and non-U.S. tax consequences of an investment in our company.

Administrative Matters

Tax Matters Partner

The BPY General Partner will act as our company’s “tax matters partner”. As the tax matters partner, the BPY General Partner will have the authority, subject to certain restrictions, to act on behalf of our company in connection with any administrative or judicial review of our company’s items of income, gain, loss, deduction, or credit.

Information Returns

We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, tax information (including IRS Schedule K-1), which describes on a U.S. Dollar basis your share of our company’s income, gain, loss, and deduction for our preceding taxable year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In preparing this U.S. tax information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss, and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

Our company may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year’s tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns, as well as those related to our tax returns.

Tax Shelter Regulations and Related Reporting Requirements

If we were to engage in a “reportable transaction”, we (and possibly our unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or “transaction of interest”, or that it produces certain kinds of losses in excess of $2 million (or, in the case of certain foreign currency transactions, losses in excess of $50,000). An investment in our company may be considered a “reportable transaction” if, for example, our company were to recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you might be subject to (i) significant accuracy related penalties with a broad scope, (ii) for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and (iii) in the case of a listed transaction, an extended statute of limitations. We do not intend to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor do we intend to participate in any listed transactions. However, no assurance can be provided that the IRS will not assert that we have participated in such a transaction.

You should consult an independent tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of our units.

Taxable Year

Our company currently intends to use the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Constructive Termination

Subject to the electing large partnership rules described below, our company will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period.

A constructive termination of our company would result in the close of its taxable year for all unitholders. If a unitholder reports on a taxable year other than a fiscal year ending on our company’s year-end, and the unitholder is otherwise subject to U.S. federal income tax, the closing of our company’s taxable year may result in more than 12 months of our company’s taxable income or loss being includable in such unitholder’s taxable income for the year of the termination. We would be required to make new tax elections after a termination, including a new Section 754 Election. A constructive termination could also result in penalties and other adverse tax consequences if we were unable to determine that the termination had occurred. Moreover, a constructive termination might either accelerate the application of, or subject our company to, any tax legislation enacted before the termination.

Elective Procedures for Large Partnerships

The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the IRS Schedules

K-1 that are issued to our unitholders, and such IRS Schedules K-1 would have to be provided to holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent our company from suffering a “technical termination” (which would close our company’s taxable year and require that we make a new Section 754 Election) if, within a 12-month period, there were a sale or exchange of 50% or more of our total units. Despite the foregoing benefits, there are also costs and administrative burdens associated with such an election. Consequently, as of this time, our company has not elected to be subject to the reporting procedures applicable to large partnerships.

Withholding and Backup Withholding

For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. The proper application to our company of the rules for withholding under Sections 1441 through 1446 of the U.S. Internal Revenue Code (applicable to certain dividends, interest, and amounts treated as effectively connected with a U.S. trade or business, among other items) is unclear. Because the documentation we receive may not properly reflect the identities of unitholders at any particular time (in light of possible sales of our units), we may over-withhold or under-withhold with respect to a particular unitholder. For example, we may impose withholding, remit such amount to the IRS and thus reduce the amount of a distribution paid to a Non-U.S. Holder. It may be the case, however, that the corresponding amount of our income was not properly allocable to such holder, and the appropriate amount of withholding should have been less than the actual amount withheld. Such Non-U.S. Holder would be entitled to a credit against the holder’s U.S. federal income tax liability for all withholding, including any such excess withholding. However, if the withheld amount were to exceed the holder’s U.S. federal income tax liability, the holder would need to apply for a refund to obtain the benefit of such excess withholding. Similarly, we may fail to withhold on a distribution, and it may be the case that the corresponding income was properly allocable to a Non-U.S. Holder and that withholding should have been imposed. In such case, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne by all unitholders on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant Non-U.S. Holder).

Under the backup withholding rules, you may be subject to backup withholding tax (at the applicable rate, currently 28%) with respect to distributions paid unless: (i) you are an exempt recipient and demonstrate this fact when required; or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax, and otherwise comply with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt should certify such status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund from the IRS, provided you supply the required information to the IRS in a timely manner. If you do not timely provide our company, or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then our company may become subject to U.S. backup withholding taxes in excess of what would have been imposed had our company or the applicable intermediary received properly completed forms from all unitholders. For administrative reasons, and in order to maintain the fungibility of our units, such excess U.S. backup withholding taxes may be treated by our company as an expense that will be borne indirectly by all unitholders on a pro rata basis (e.g., since it may be impractical for us to allocate any such excess withholding tax cost to the unitholders that failed to timely provide the proper U.S. tax forms).

Additional Withholding Requirements

Under recently enacted U.S. legislation, certain payments of U.S.-source income made on or after January 1, 2014 (as well as payments attributable to dispositions of property which produce or could produce certain U.S.-source income) to our company or by our company to or through non-U.S. financial institutions or non-U.S.

entities, could be subject to a 30% withholding tax unless (i) the non-U.S. financial institution enters into an agreement with the IRS to provide to the IRS information concerning its direct and certain indirect U.S. account holders, or (ii) in the case of other non-U.S. entities, such entity provides to the withholding agent similar information concerning its substantial U.S. beneficial owners. Significant exceptions to these requirements apply, but the scope of these exceptions is addressed in U.S. Treasury regulations that have yet to be made final. You should consult an independent tax adviser regarding the treatment of U.S. withholding taxes in general and the application of the recently enacted legislation in light of your particular circumstances.

Information Reporting with Respect to Foreign Financial Assets

Under recently promulgated U.S. Treasury Regulations, U.S. individuals that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these new rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. The U.S. Treasury Department and the IRS anticipate that, for taxable years beginning on or after January 1, 2012, these information reporting requirements will apply to certain U.S. entities that own specified foreign financial assets. The failure to report information required under these regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult an independent tax adviser regarding the possible implications of these new recently promulgated regulations for an investment in our units.

Certain Effects of a Transfer of Units

Our company may allocate items of income, gain, loss, deduction, and credit using a monthly or other convention, whereby any such items recognized in a given month by our company are allocated to our unitholders as of a specified date of such month. Any U.S. withholding taxes applicable to dividends received by the Property Partnership (and, in turn, our company) generally will be withheld by our company only when such dividends are paid. Because our company generally intends to distribute amounts received in respect of dividends shortly after receipt of such amounts, it is generally expected that any U.S. withholding taxes withheld by our company on such amounts will correspond to our unitholders who were allocated income and who received the distributions in respect of such amounts. The Property Partnership may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly or other convention. Consequently, our unitholders may recognize income in excess of cash distributions received from our company, and any income so included by a unitholder would increase the basis such unitholder has in our units and would offset any gain (or increase the amount of loss) realized by such unitholder on a subsequent disposition of its units. In addition, U.S. withholding taxes generally would be withheld by our company only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some unitholders would be allocated income which might be distributed to a subsequent unitholder, and such subsequent unitholder would be subject to withholding at the time of distribution. As a result, the subsequent unitholder, and not the unitholder who was allocated income, would be entitled to claim any available credit with respect to such withholding.

The Property Partnership has invested and will continue to invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a U.S. Holder, and such holder were thereafter to dispose of its units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and U.S. Treasury regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus a unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on a unitholder’s particular circumstances, limit the availability or use of foreign tax credits, and you are urged to consult an independent tax adviser regarding all aspects of foreign tax credits.

Nominee Reporting

Persons who hold an interest in our company as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization, or any wholly owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity;

(c)	the amount and description of units held, acquired, or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on our units they acquire, hold, or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to us. The nominee is required to supply the beneficial owner of our units with the information furnished to us.

New Legislation or Administrative or Judicial Action

The U.S. federal income tax treatment of our unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect the tax considerations of owning our units, change the character or treatment of portions of our company’s income (including, for example, the treatment of carried interest as ordinary income rather than capital gain), and adversely affect an investment in our units. Such changes could also affect or cause our company to change the way it conducts its activities, affect the tax considerations of an investment in our company, and otherwise change the character or treatment of portions of our company’s income (including changes that recharacterize certain allocations as potentially non-deductible fees).

Our company’s organizational documents and agreements permit the BPY General Partner to modify our limited partnership agreement from time to time, without the consent of our unitholders, to elect to treat our company as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR COMPANY AND UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER, AND IN REVIEWING THIS REGISTRATION STATEMENT THESE MATTERS SHOULD BE CONSIDERED. EACH UNITHOLDER SHOULD CONSULT AN INDEPENDENT TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR UNITS.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the receipt, holding and disposition of units in our company generally applicable to a holder who receives units in our company pursuant to the spin-off and who, for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm’s length with and is not affiliated with our company, the Property Partnership, the BPY General Partner, the Property General Partner, the Property GP LP and their respective affiliates. Generally, our units will be considered to be capital property to a holder, provided that the holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to (i) a holder that is a “financial institution” as defined in the Tax Act for purposes of the “mark-to-market” rules, (ii) a holder that is a “specified financial institution” as defined in the Tax Act, (iii) a holder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) a holder an interest in which would be a “tax shelter investment” as defined in the Tax Act (and this summary assumes that no such persons hold our units), (v) a holder who has, directly or indirectly, a “significant interest” as defined in subsection 34.2(1) of the Tax Act in our company, or (vi) a holder to whom any affiliate of our company is a “foreign affiliate” for purposes of the Tax Act. Any such holders should consult their own tax advisors with respect to an investment in our units.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, or the Regulations, all specific proposals to amend the Tax Act or the Regulations publicly announced by or on behalf of the Minister prior to the date hereof, or the Tax Proposals, and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action or changes in CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect holders and prospective holders.

This summary assumes that neither our company nor the Property Partnership will be considered to carry on business in Canada. Our Managing General Partner and the Property General Partner have advised that they intend to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard.

This summary also assumes that neither our company nor the Property Partnership is a “tax shelter” or “tax shelter investment”, each as defined in the Tax Act. However, no assurance can be given in this regard.

This summary also assumes that neither our company nor the Property Partnership will be a “SIFT partnership” as defined in subsection 197(1) of the Tax Act at any relevant time for purposes of the SIFT Rules on the basis that neither our company nor the Property Partnership will be a “Canadian resident partnership” as defined in subsection 248(1) of the Tax Act at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of our units, and no representation with respect to the Canadian federal income tax consequences to any particular holder is made. Consequently, holders of our units and prospective holders of our units are advised to consult their own tax advisors with respect to their particular circumstances. See also “Risk Factors- Risks Relating to Taxation.”

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our units must be expressed in Canadian Dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian Dollar generally must be converted into Canadian Dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Canadian Resident Limited Partners

The following is a discussion of the consequences under the Tax Act to a unitholder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, or Canadian Limited Partners.

Spin-Off

Canadian Limited Partners who received units of our company under the spin-off will be considered to have received a taxable dividend equal to the fair market value of our units so received plus the amount of any cash received in lieu of fractional units. The adjusted cost base to a Canadian Limited Partner of our units received upon the spin-off will be equal to the fair market value of our units so received. In computing the adjusted cost base of our units at any time, the adjusted cost base of a Canadian Limited Partner’s units will be averaged with the adjusted cost base of all of our other units, if any, held by the Canadian Limited Partner as capital property at the particular time.

Such dividend received by a shareholder who is an individual will be included in computing the holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. The dividend will be eligible for the enhanced gross-up and dividend tax credit if Brookfield Asset Management designates the dividend as an “eligible dividend”. There may be limitations on Brookfield Asset Management’s ability to designate dividends as eligible dividends. Such dividend received by an individual, or certain trusts, may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Such dividend received by a holder that is a corporation will be included in the corporation’s income and will generally be deductible in computing its taxable income. Certain corporations, including “private corporations” or “subject corporations” (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% on the dividend to the extent that the dividend is deductible in computing taxable income.

Subsection 55(2) of the Tax Act provides that where a corporate holder receives a dividend and such dividend is deductible in computing the holder’s income and is not subject to Part IV tax or is subject to Part IV tax that is refundable as part of the series of transactions that includes the receipt of the dividend, all or part of the dividend may in certain circumstances be treated as a capital gain from the disposition of a capital property the taxable portion of which must be included in computing the holder’s income for the year in which the dividend was received. Accordingly, corporate holders should consult their own tax advisors for specific advice with respect to the potential application of this provision.

Computation of Income or Loss

Each Canadian Limited Partner is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year the Canadian Limited Partner’s pro rata share of the income (or loss) of our company for its fiscal year ending in, or coincidentally with, the Canadian Limited Partner’s taxation year end, whether or not any of that income is distributed to the Canadian Limited Partner in the taxation year and regardless of whether our units were held throughout such year.

Our company will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada. However, the income (or loss) of our company for a fiscal period for purposes of the Tax Act will be computed as if it were a separate person resident in Canada and the unitholders will be allocated a share of that income (or loss) in accordance with our limited partnership agreement. The income (or loss) of our company will include our company’s share of the income (or loss) of the Property Partnership for a fiscal year determined in accordance with the Property Partnership’s limited partnership agreement. For this purpose, our company’s fiscal year end and that of the Property Partnership will be December 31.

The income for tax purposes of our company for a given fiscal year of our company will be allocated to each Canadian Limited Partner in an amount calculated by multiplying such income that is allocable to unitholders by a fraction, the numerator of which is the sum of the distributions received by such Canadian Limited Partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to all unitholders with respect to such fiscal year. Generally, the source and character of items of income allocated to Canadian Limited Partner with respect to a fiscal year of our company will be the same source and character as the cash distributions received by such Canadian Limited Partner with respect to such fiscal year.

If, with respect to a given fiscal year, no distribution is made by us to our unitholders or our company has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes of our company for such fiscal year that is allocable to unitholders, will be allocated to our unitholders of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of our units held at each such date by a unitholder is of the total number of units of our company that are issued and outstanding at each such date. Generally, the source and character of such income or loss allocated to a unitholder at the end of the each calendar quarter will be the same source and character as the income or loss earned or incurred by our company in such calendar quarter.

The income of our company as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. In addition, for purposes of the Tax Act, all income (or losses) of our company and the Property Partnership must be calculated in Canadian currency. Where our company (or the Property Partnership) holds investments denominated in U.S. Dollars or other foreign currencies, gains and losses may be realized by our company as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

In computing the income (or loss) of our company, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by us for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our company may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our company to issue our units. The portion of such issue expenses deductible by our company in a taxation year is 20% of such issue expenses, pro-rated where our company’s taxation year is less than 365 days. Our company and the Property Partnership may be required to withhold and remit Canadian federal withholding tax on any management or administration fees or charges paid or credited to a non-resident person, to the extent that such management or administration fees or charges are deductible in computing our company’s or the Property Partnership’s income from a source in Canada.

In general, a Canadian Limited Partner’s share of any income (or loss) from our company from a particular source will be treated as if it were income (or loss) of the Canadian Limited Partner from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Limited Partner. Our company will invest in limited partnership units of the Property Partnership. In computing our company’s income (or loss) under the Tax Act, the Property Partnership will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Limited Partners on account of income (or loss) earned by the Property Partnership generally will be determined by reference to the source and character of such amounts when earned by the Property Partnership.

The characterization by CRA of gains realized by our company or the Property Partnership on the disposition of investments as either capital gains or income gains will depend largely on factual considerations, and no conclusions are expressed herein.

A Canadian Limited Partner’s share of taxable dividends received or considered to be received by our company in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Limited Partner and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced dividend gross-up and tax credit for “eligible dividends” as defined in the Tax Act when the dividend received by the Property Partnership is designated as an “eligible dividend”.

Foreign taxes paid by our company or the Property Partnership and taxes withheld at source (other than for the account of a particular unitholder) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner’s share of the “business-income tax” and “non-business-income tax” paid in a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, there is a risk of double taxation. The Minister announced the Foreign Tax Credit Generator Proposals on March 4, 2010 which are contained in draft legislation released on August 27, 2010, to address certain foreign tax credit generator transactions. Under the Foreign Tax Credit Generator Proposals, the foreign “business income tax” or “non-business-income tax” for any taxation year may be limited in certain circumstances, including where a Canadian Limited Partner’s share of our company’s income under the income tax laws of any country (other than Canada) under whose laws the income of our company is subject to income taxation, is less than the Canadian Limited Partner’s share of such income for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Proposals will not apply to any Canadian Limited Partner. If the Foreign Tax Credit Generator Proposals apply, a Canadian Limited Partner’s foreign tax credits will be limited.

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, the BPY General Partner and the Property General Partner expect that the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that CRA would apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and treaty entitlements of their partners and take into account reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

If our company incurs losses for tax purposes, each Canadian Limited Partner will, subject to the REOP Proposals discussed below, be entitled to deduct in the computation of income for tax purposes the Canadian Limited Partner’s pro rata share of any net losses for tax purposes of our company for its fiscal year to the extent that the Canadian Limited Partner’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. The BPY General Partner and the Property General Partner do not anticipate that our company or the Property Partnership will incur losses but no assurance can be given in this regard. Accordingly, Canadian Limited Partners should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules”.

On October 31, 2003, the Department of Finance released for public comment Tax Proposals under which a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these Tax Proposals, or the REOP Proposals, may deny the realization of losses by Canadian Limited Partners from their investment in our company in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our company for the period in which the Canadian Limited Partner has held and can reasonably be expected to hold the investment. The BPY General Partner and the Property General Partner do not anticipate that the activities of our company and the Property Partnership will, in and of themselves, generate losses, but no assurance can be given in this regard. However, Canadian Limited Partners may incur expenses in connection with an acquisition of units in our company that could result in a loss that could be affected by the REOP Proposals. As part of the 2005 federal budget, the Minister announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect Canadian Limited Partners, or that any revised proposal may not differ significantly from the REOP Proposals described herein.

On March 4, 2010, the Minister announced as part of the 2010 Canadian federal budget that the outstanding Tax Proposals regarding investments in “foreign investment entities”, referred to as the FIE Proposals, would be replaced with revised Tax Proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in “offshore investment fund property” would remain in place subject to certain limited enhancements. The Minister released draft legislation to implement the revised Tax Proposals on August 27, 2010. Existing section 94.1 of the Tax Act contains rules relating to investments in non-resident entities that could, in certain circumstances, cause income to be imputed to Canadian Limited Partners, either directly or by way of allocation of such income imputed to our company or the Property Partnership. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Limited Partner, our company or the Property Partnership acquiring or holding an investment in a non-resident entity is to derive a benefit from “portfolio investments” in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, existing section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that existing section 94.1 of the Tax Act as proposed to be amended will not apply to a Canadian Limited Partner, our company or the Property Partnership. If these rules apply to a Canadian Limited Partner, our company or the Property Partnership, income will be imputed directly to the Canadian Limited

Partner or to our company or to the Property Partnership and allocated to the Canadian Limited Partner in accordance with the rules in existing section 94.1 of the Tax Act as proposed to be amended. The rules in existing section 94.1 of the Tax Act as proposed to be amended are complex and Canadian Limited Partners should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

Dividends paid by the CFAs to the Property Partnership will be included in computing the income of the Property Partnership. To the extent that any of the CFAs or any direct or indirect subsidiary that itself is a controlled foreign affiliate of the Property Partnership, or Indirect CFA, thereof earns income that is characterized as FAPI, in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends, whether or not the Property Partnership actually receives a distribution of that FAPI. If an amount of FAPI is included in computing the income of the Property Partnership for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” as defined in the Tax Act applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to the Property Partnership of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Property Partnership receives a dividend of this type of income that was previously treated as FAPI, that dividend will effectively not be taxable to the Property Partnership and there will be a corresponding reduction in the adjusted cost base to the Property Partnership of the particular CFA shares. Under the Foreign Tax Credit Generator Proposals, the “foreign accrual tax” applicable to a particular amount of FAPI included in a partnership’s income in respect of a particular “foreign affiliate” of the partnership may be limited in certain specified circumstances, including where the share of the income of any member of the partnership that is a person resident in Canada is, under the income tax laws of any country (other than Canada) under whose laws the income of the partnership is subject to income taxation, less than its share thereof for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Proposals will not apply to the Property Partnership. If the Foreign Tax Credit Generator Proposals apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” of the Property Partnership will be limited.

Disposition of Our Units

The disposition by a Canadian Limited Partner of a unit of our company will result in the realization of a capital gain (or capital loss) by such limited partner. The amount of such capital gain (or capital loss) will generally be the amount, if any, by which the proceeds of disposition of a unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit. In general, the adjusted cost base of a Canadian Limited Partner’s units of our company will be equal to (i) the actual cost of the units (excluding any portion thereof financed with limited recourse indebtedness) whether acquired pursuant to the spin-off, the distribution reinvestment plan or otherwise, plus (ii) the pro rata share of the income of our company allocated to the Canadian Limited Partner for the fiscal years of our company ending before the relevant time less (iii) the aggregate of the pro rata share of losses of our company allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner’s “at-risk” amount) for the fiscal years of our company ending before the relevant time and the Canadian Limited Partner’s distributions from our company made before the relevant time. The adjusted cost base of each of our units will be subject to the averaging provisions contained in the Tax Act.

Where a Canadian Limited Partner disposes of all of its units of our company, such person will no longer be a partner of our partnership. If, however, a Canadian Limited Partner is entitled to receive a distribution from our company after the disposition of all such units, then the Canadian Limited Partner will be deemed to dispose of the units at the later of: (i) the end of the fiscal year of our company during which the disposition occurred; and (ii) the date of the last distribution made by our company to which the Canadian Limited Partner was entitled. Pursuant to the Tax Proposals, the pro rata share of the income (or loss) for tax purposes of our company for a particular fiscal year which is allocated to a Canadian Limited Partner who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Limited Partner’s units immediately prior to the time of the disposition. These rules are complex and Canadian Limited Partners should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of units of our company.

A Canadian Limited Partner will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Limited Partner’s units of our company is negative at the end of any of our fiscal years. In such a case, the adjusted cost base of the Canadian Limited Partner’s units of our company will be nil at the beginning of our next fiscal year.

Capital Gains and Capital Losses

In general, one-half of a capital gain realized by a Canadian Limited Partner must be included in computing such Canadian Limited Partner’s income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

Where a Canadian Limited Partner disposes of units to a tax-exempt person, more than one-half of such capital gain may be treated as a taxable capital gain if any portion of the gain is attributable to an increase in value of depreciable property held by the Property Partnership. Canadian Limited Partners contemplating such dispositions should consult their own advisors. The Property General Partner does not expect that the Property Partnership will hold any depreciable property and therefore expects that only one-half of any capital gains arising from a disposition of our units should be treated as taxable capital gains.

A Canadian Limited Partner that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income”, as defined in the Tax Act, for the year, which is defined to include taxable capital gains. Canadian Limited Partners that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Limited Partners should consult their own tax advisors.

Eligibility for Investment

Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a RRSP, deferred profit share plan, RRIF, registered education saving plan, registered disability saving plan, and a TFSA. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” as defined in the Tax Act by a RRSP, RRIF or TFSA.

Our units will not be a “prohibited investment” for a trust governed by a RRSP, RRIF or TFSA, provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of the prohibited investment rules, in our company or in a corporation, partnership or trust with which our company does not deal at arm’s length for purposes of the Tax Act. Canadian Limited Partners who hold their units in a RRSP, RRIF or TFSA should consult their own tax advisors to ensure that our units will not be “prohibited investments” in their particular circumstances.

Taxation of Non-Canadian Limited Partners

The following summary applies to a holder who, for purposes of the Tax Act, at all relevant times, is not, and is not deemed to be resident in Canada and who does not use or hold their investment in our company in connection with a business carried on, or deemed to be carried on, in Canada, or a Non-Canadian Limited Partner.

The following summary assumes that (i) our units are not and will not be “taxable Canadian property” of any Non-Canadian Limited Partner at any relevant time, and (ii) our company and the Property Partnership will not dispose of properties that are “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations resident in Canada that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Limited Partner at the time of disposition, unless (a) at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (under Tax Proposals released on August 27, 2010, excluding through a corporation, partnership or trust, the shares or interest in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource property”; (iii) “timber resource property”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Property Partnership, our units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by our company derived, directly or indirectly (under Tax Proposals released on August 27, 2010, excluding through a corporation, partnership or trust, the shares or interest in which were not themselves “taxable Canadian property”) more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BPY General Partner and the Property General Partner do not expect our units to be “taxable Canadian property” at any relevant time and do not expect our company or the Property Partnership to dispose of “taxable Canadian property”. However, no assurance can be given in this regard.

Special rules, which are not discussed in this summary, may apply to a Non-Canadian Limited Partner that is an insurer carrying on business in Canada and elsewhere.

Spin-Off

Non-Canadian Limited Partners who received our units under the spin-off will be considered to have received a taxable dividend equal to the fair market value of our units so received plus the amount of any cash received in lieu of fractional units. The dividend will be subject to Canadian federal withholding tax under Part XIII of the Tax Act at the rate of 25% of the amount of the dividend, subject to reduction under the terms of an applicable income tax treaty or convention. To satisfy this withholding tax liability, Brookfield Asset Management will withhold a portion of our units otherwise distributable and will withhold a portion of any cash distribution in lieu of fractional units otherwise distributable the aggregate value of which will be equal to the Canadian federal withholding taxes applicable to the taxable dividend. Subject to receipt of any applicable regulatory approval, Brookfield Asset Management will purchase withheld units at a price equal to the fair market value of our units based on the five day volume- weighted average of the trading price of our units following closing of the spin-off and will remit the proceeds of this sale together with the amount of any cash withheld from any cash distribution in lieu of fractional units in satisfaction of the Canadian federal withholding tax liability. Where the rate at which tax is withheld with respect to a Non-Canadian Limited Partner’s taxable dividend exceeds the rate that is applicable after giving effect to the terms of any relevant income tax treaty or convention, a refund or credit may be claimed by the Non-Canadian Limited Partner. The adjusted cost base to a Non-Canadian Limited Partner of the units received upon the spin-off will be equal to the fair market value of the units so received. In computing the adjusted cost base of our units at any time, the adjusted cost base of a Non-Canadian Limited Partner’s units will be averaged with the adjusted cost base of all of our other units, if any, held by the Non-Canadian Limited Partner as capital property at the particular time.

Taxation of Income or Loss

A Non-Canadian Limited Partner will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by our company (or the Property Partnership) outside

Canada or the non-business income earned by our company (or the Property Partnership) from sources in Canada. However, a Non-Canadian Limited Partner may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. The BPY General Partner and the Property General Partner, as the case may be, intend to organize and conduct the affairs of our company and the Property Partnership such that Non-Canadian Limited Partners should not be considered to be carrying on business in Canada solely by virtue of holding our units. However, no assurance can be given in this regard.

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by Holding Entities to the Property Partnership, the BPY General Partner and the Property General Partner expect the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-though fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

Bermuda Tax Considerations

In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory to pay dividends. As “exempted undertakings”, exempted partnerships and overseas partnerships are entitled to apply for (and will ordinarily receive) an assurance pursuant to the Exempted Undertakings Tax Protection Act 1966 that, in the event that legislation introducing taxes computed on profits or income, or computed on any capital asset, gain or appreciation, is enacted, such taxes shall not be applicable to the partnership or any of its operations until March 31, 2015. Such an assurance may include the assurance that any tax in the nature of estate duty or inheritance tax shall not be applicable to the units, debentures or other obligations of the partnership.

Exempted partnerships and overseas partnerships fall within the definition of “international businesses” for the purposes of the Stamp Duties (International Businesses Relief) Act 1990, which means that instruments executed by or in relation to an exempted partnership or an overseas partnership are exempt from stamp duties (such duties were formerly applicable under the Stamp Duties Act 1976). Thus, stamp duties are not payable upon, for example, an instrument which effects the transfer or assignment of a unit in an exempted partnership or an overseas partnership, or the sale or mortgage of partnership assets; nor are they payable upon the partnership capital.

10.F. DIVIDENDS AND PAYING AGENTS

Distribution Policy

The BPY General Partner has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The BPY General Partner has adopted a distribution policy pursuant to which our company intends to make quarterly cash distributions in an initial amount currently anticipated to be approximately $1.00 per unit on an annualized basis, which initially represents an estimated distribution yield of approximately 4% of IFRS Value. We will target an initial pay-out ratio of approximately 80% of FFO. See Item 5.A. “Operating and Financial Review and Prospects — Operating Results — Performance Measures” for a discussion of FFO. We will initially pursue a distribution growth rate target in the range of 3% to 5% annually. Our company, the Property Partnership or one or more Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

From time to time our distributions may exceed the above percentages as a result of acquisitions that are attractive on a long-term cash flow and/or total return basis but are not immediately accretive to FFO. Our company’s ability to make distributions will depend on our company receiving sufficient distributions from the Property Partnership, which in turn depend on the Property Partnership receiving sufficient distributions from the Holding Entities, and we cannot assure you that our company will in fact make cash distributions as intended. In particular, the amount and timing of distributions will depend upon a number of factors, including, among others, our actual results of operations and financial condition, the amount of cash that is generated by our operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to leverage our operations and investments or to fund liquidity needs, levels of operating and other expenses, contingent liabilities and other factors that the BPY General Partner deems relevant.

Distributions made by the Property Partnership will be made pro rata with respect to the Property Partnership’s limited partnership interests owned by us and those limited partnership interests owned by Brookfield. Our company’s ability to make distributions will also be subject to additional risks and uncertainties, including those set forth in this Form 20-F under Item 3.D. “Key Information — Risk Factors” and Item 5. “Operating and Financial Review and Prospects”. In addition, the BPY General Partner will not be permitted to cause our company to make a distribution if we do not have sufficient cash on hand to make the distribution, if the distribution would render our company insolvent or if, in the opinion of the BPY General Partner, the distribution would leave us with insufficient funds to meet any future or contingent obligations.

Distribution Reinvestment Plan

Following the spin-off, we intend to adopt a distribution reinvestment plan for holders of our units resident in Canada. We may in the future expand our distribution reinvestment plan to include holders of our units resident in the United States. The following is a summary description of what we expect the principal terms of our company’s distribution reinvestment plan will be.

Pursuant to the distribution reinvestment plan, Canadian holders of our units will be able to elect to have distributions paid on units held by them automatically reinvested in additional units in accordance with the terms of the plan. Distributions to be reinvested in our units under the distribution reinvestment plan will be reduced by the amount of any applicable withholding tax.

Distributions due to plan participants will be paid to the plan agent, for the benefit of the plan participants and, if a plan participant has elected to have his or her distributions automatically reinvested, or applied, on behalf of such plan participant, to the purchase of additional units, such purchases will be made from our company on the distribution date at a price per unit calculated by reference to the volume weighted average of the trading price for our units on a stock exchange on which our units are listed for the five trading days immediately preceding the date the relevant distribution is paid by our company.

As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the price of each unit purchased, the number of units purchased under the distribution reinvestment plan on the distribution payment date and the total number of units, computed to four decimal places, held for the account of the participant under the distribution reinvestment plan (or, in the case of beneficial holders, CDS Clearing and Depository Services Inc., or CDS, will receive such statement on behalf of the beneficial holders participating in the plan). While our company will not issue fractional units, a plan participant’s entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at a price per unit based upon the closing price for our units on a stock exchange on which our units are listed on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain unit certificates for any number of whole units held for the participant’s account under the plan by notifying the plan agent. Certificates for units acquired under the plan will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring units held for a participant’s account (except for sale of our units through the plan agent), a registered holder must request that his or her units be electronically transferred to his or her brokerage account or a unit certificate be issued. The automatic reinvestment of distributions under the plan will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions will be payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs will be borne by our company.

Unitholders will be able to terminate their participation in the distribution reinvestment plan by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than five business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such unitholders will be in cash. In addition, unitholders may request that all or part of their units be sold. When our units are sold through the plan agent, a holder will receive the proceeds less a handling charge and any brokerage trading fees. Our company will be able to terminate the distribution reinvestment plan, in its sole discretion, upon notice to the plan participants and the plan agent but, such action will have no retroactive effect that would prejudice a participant’s interest. Our company will also be able to amend, modify or suspend the distribution reinvestment plan at any time in its sole discretion, provided that the plan agent gives notice of that amendment, modification or suspension to our unitholders, for any amendment, modification or suspension to the distribution reinvestment plan that in our company’s opinion may materially prejudice participants.

The Property Partnership will have a corresponding distribution reinvestment plan in respect of distributions made to our company and Brookfield. Our company does not intend to reinvest distributions it receives from the Property Partnership in the Property Partnership’s distribution reinvestment plan except to the extent that holders of our units elect to reinvest distributions pursuant to our distribution reinvestment plan. Brookfield has advised our company that it may from time to time reinvest distributions it receives from us or the Property Partnership pursuant to the distribution reinvestment plans of our company and the Property Partnership. The units of the Property Partnership to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our company. See 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”.

PAYING AGENT

We expect that Canadian Stock Transfer Company Inc. in Toronto, Ontario and American Stock Transfer & Trust Company in New York, New York will be appointed to act as co-paying agents for distributions by our company.

10.G. STATEMENT BY EXPERTS

The following financial statements:

•

the carve-out financial statements of the commercial property operations of Brookfield Asset Management as at December 31, 2011 and December 31, 2010 and for each of the years in the three-year period ended December 31, 2011 and the supplemental schedule of investment property information as at December 31, 2011;

•	the balance sheet of Brookfield Property Partners Limited as at March 15, 2012;

•	the balance sheet of Brookfield Property Partners L.P. as at March 15, 2012; and

•	the statements of operations, comprehensive income and cash flows of TRZ Holdings LLC and Subsidiaries for the year ended December 31, 2009,

included in this Form 20-F have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their reports appearing herein and elsewhere in this Form 20-F. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte & Touche LLP is Brookfield Place, 181 Bay Street, Suite 1400, Toronto, Ontario, M5J 2V1.

The financial statements and the related financial statement schedule of General Growth Properties, Inc., included in this Registration Statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this Form 20-F. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte & Touche LLP is 111 South Wacker, Chicago, IL 60606.

The consolidated financial statements of GGP/Homart II L.L.C. and GGP-TRS L.L.C. as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, not presented separately herein, have been audited by KPMG LLP, an independent registered public accounting firm. The reports on GGP/Homart II L.L.C. and GGP-TRS L.L.C. are included herein and upon the authority of said firm as experts in accounting and auditing. The address of KPMG LLP is 303 East Wacker, Suite 1500, Chicago, IL 60601.

Each of the foregoing audit firms have consented to the inclusion of their audit reports in this Form 20-F.

10.H. DOCUMENTS ON DISPLAY

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

Brookfield Asset Management and our company are both subject to the information filing requirements of the Exchange Act, and accordingly are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we expect to file annual reports on Form 20-F and will furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and the BPY General Partner’s directors and our principal unitholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. Our and Brookfield

Asset Management’s SEC filings are available at the SEC’s website at www.sec.gov. You may also read and copy any document we or Brookfield Asset Management files with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

In addition, Brookfield Asset Management and our company are required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our or Brookfield Asset Management’s SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

10.I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Form 20-F under Item 5. “Operating and Financial Review and Prospects”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. DEBT SECURITIES

Not applicable.

12.B. WARRANTS AND RIGHTS

Not applicable.

12.C. OTHER SECURITIES

Not applicable.

12.D. AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	[RESERVED]

16.A. AUDIT COMMITTEE FINANCIAL EXPERTS

Not applicable.

16.B. CODE OF ETHICS

Not applicable.

16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

16.G. CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the registration statement on Form 20-F. In addition, see the Unaudited Pro Forma Financial Statements beginning on page PF-1 which are filed as part of the registration statement on Form 20-F.

ITEM 19.	EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2012*

1.2	Limited Partnership Agreement of our company, dated January 3, 2012*

1.3	Form of Amended and Restated Limited Partnership Agreement of our company, to be dated the date of the spin-off*

4.1	Master Purchase Agreement between our company and Brookfield Asset Management*

4.2	Form of Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Managers*

4.3	Form of Amended and Restated Limited Partnership Agreement of the Property Partnership, to be dated the date of the spin-off*

4.4	Form of Relationship Agreement among our company, the Property Partnership, the Holding Entities, the Managers and Brookfield Asset Management*

4.5	Form of Registration Rights Agreement between our company and Brookfield Asset Management*

4.6	Form of Voting Agreement among Brookfield Asset Management, the Property General Partner and our company*

8.1	List of significant subsidiaries of our company*

15.1(a)	Consent of Deloitte & Touche LLP

15.1(b)	Consent of Deloitte & Touche LLP

15.1(c)	Consent of KPMG LLP

15.1(d)	Consent of KPMG LLP

*To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BROOKFIELD PROPERTY PARTNERS L.P.,
by its general partner, 1648285 ALBERTA ULC

By:	/s/ Richard B. Clark
Name: Richard B. Clark

Title: Director

Date: April 12, 2012

INDEX TO FINANCIAL STATEMENTS

Page

Carve-out financial statements of the Commercial Property Operations of Brookfield Asset Management Inc. as at December 31, 2011 and December 31, 2010 and for each of the years in the three-year period ended December 31, 2011

F-2
Balance sheet of Brookfield Property Partners L.P. as at March 15, 2012	F-45
Balance sheet of Brookfield Property Partners Limited as at March 15, 2012	F-49
Consolidated financial statements of General Growth Properties, Inc. as of December 31, 2011 and December 31, 2010 and for each of the three years in the period ended December 31, 2011	F-51
Consolidated financial statements of TRZ Holdings LLC and Subsidiaries as of December 31, 2011 and December 31, 2010 and for each of the years in the three-year period ended December 31, 2011	F-109

COMMERCIAL PROPERTY OPERATIONS OF BROOKFIELD

ASSET MANAGEMENT INC.

Carve-out financial statements as at December 31, 2011 and December 31, 2010 and for each of the years in the three-year period

ended December 31, 2011

Report of Independent Registered Chartered Accountants

To the Board of Directors of

Brookfield Asset Management Inc.

We have audited the accompanying carve-out financial statements of the Commercial Property Operations of Brookfield Asset Management Inc. (the “Business”), which comprise the carve-out balance sheets as at December 31, 2011 and December 31, 2010, and the carve-out statements of income (loss), comprehensive income (loss), changes in equity and cashflow for each of the years in the three-year period ended December 31, 2011, and the notes to the carve-out financial statements. Our audit also included a supplemental schedule of investment property information as at December 31, 2011 (the “Schedule”).

Management’s Responsibility for the Carve-out Financial Statements and the Schedule

Management is responsible for the preparation and fair presentation of these carve-out financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the Schedule, and for such internal control as management determines is necessary to enable the preparation of carve-out financial statements and the Schedule that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these carve-out financial statements and the Schedule based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the carve-out financial statements and the Schedule are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve-out financial statements and the Schedule. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the carve-out financial statements and the Schedule, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the carve-out financial statements and the Schedule in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements and the Schedule.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the carve-out financial statements present fairly, in all material respects, the financial position of the Business as at December 31, 2011 and December 31, 2010 and its financial performance and cashflows for each of the years in the three-year period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Schedule, when considered in relation to the carve-out financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

April 9, 2012

Commercial Property Operations of Brookfield Asset Management Inc.

Carve-out Balance Sheets

(US$ Millions)	Note	Dec. 31, 2011	Dec. 31, 2010
Assets
Non-current assets
Investment properties	5	$ 27,594	$ 20,960
Equity accounted investments	7	6,888	4,402
Other non-current assets	9	2,532	1,954
Loans and notes receivable	10	985	537
		37,999	27,853
Current assets
Loans and notes receivable	10	773	1,543
Accounts receivable and other	11	796	772
Cash and cash equivalents		749	399
		2,318	2,714
Total assets		$ 40,317	$ 30,567
Liabilities and equity in net assets
Non-current liabilities
Property debt	12	$ 13,978	$ 9,173
Capital securities	13	994	1,038
Other non-current liabilities	14	493	1,107
Deferred tax liability	15	728	555
		16,193	11,873
Current liabilities
Property debt	12	1,409	2,791
Accounts payable and other liabilities	16	1,221	759
		2,630	3,550
Equity in net assets
Equity in net assets attributable to parent company	17	11,881	7,464
Non-controlling interests	17	9,613	7,680
Total equity in net assets		21,494	15,144
Total liabilities and equity in net assets		$ 40,317	$ 30,567

See accompanying notes to the carve-out financial statements

Commercial Property Operations of Brookfield Asset Management Inc.

Carve-out Statements of Income (Loss)

(US$ Millions) Years ended December 31,	Note	2011	2010	2009

Revenue	18	$2,820	$2,270	$1,999
Property net operating income	18	1,507	1,250	1,124
Investment and other income	19	177	142	98
		1,684	1,392	1,222
Interest expense		977	790	635
General and administrative expense		84	88	131
Depreciation and amortization		20	21	16
Income before fair value gains (losses), realized gains, share of net earnings (losses) from equity accounted investments and income taxes		603	493	440
Fair value gains (losses)	20	1,112	574	(887)
Realized gains		365	250	39
Share of net earnings (losses) from equity accounted investments	7	2,104	870	(461)
Income (loss) before income taxes		4,184	2,187	(869)
Income tax (expense) benefit	15	(439)	(78)	135
Net income (loss)		$3,745	$2,109	$(734)
Net income (loss) attributable to
Parent company		$2,323	$1,026	$(477)
Non-controlling interests		1,422	1,083	(257)
		$3,745	$2,109	$(734)

See accompanying notes to the carve-out financial statements

Commercial Property Operations of Brookfield Asset Management Inc.

Carve-out Statements of Comprehensive Income (Loss)

(US$ Millions) Years ended December 31,	Note	2011	2010	2009

Net income (loss)		$3,745	$2,109	$(734)
Other comprehensive income (loss)	17 (c)
Foreign currency translation		(387)	430	847
Available-for-sale securities		4	(2)	(25)
Cash flow hedges		(258)	67	14
		(641)	495	836
Comprehensive income		$3,104	$2,604	$102
Comprehensive income (loss) attributable to
Parent company
Net income (loss)		$2,323	$1,026	$(477)
Other comprehensive income (loss)		(365)	368	536
		1,958	1,394	59
Non-controlling interests
Net income (loss)		1,422	1,083	(257)
Other comprehensive income (loss)		(276)	127	300
		1,146	1,210	43
Total comprehensive income		$3,104	$2,604	$102

See accompanying notes to the carve-out financial statements

Commercial Property Operations of Brookfield Asset Management Inc.

Carve-out Statements of Changes in Equity

(US$ Millions)		Accumulated Other Comprehensive Income
	Equity in net assets	Foreign currency translation	Cash flow hedges	Available-for-sale securities	Total	Equity in net assets attributable to parent company	Non-controlling interests	Total equity in net assets
Balance as at January 1, 2009	$5,622	$-	$(32)	$(1)	$(33)	$5,589	$3,931	$ 9,520
Net income (loss)	(477)	-	-	-	-	(477)	(257)	(734)
Other comprehensive income (loss)	-	528	16	(8)	536	536	300	836
Contributions	1,356	-	-	-	-	1,356	1,445	2,801
(Distributions)	(1,028)	-	-	-	-	(1,028)	(182)	(1,210)
Balance as at December 31, 2009	$5,473	$528	$(16)	$(9)	$503	$5,976	$5,237	$11,213
Net income	1,026	-	-	-	-	1,026	1,083	2,109
Other comprehensive income	-	296	67	5	368	368	127	495
Contributions	2,185	-	-	-	-	2,185	1,529	3,714
(Distributions)	(2,091)	-	-	-	-	(2,091)	(296)	(2,387)
Balance as at December 31, 2010	$6,593	$824	$51	$(4)	$871	$7,464	$7,680	$15,144
Net income	2,323	-	-	-	-	2,323	1,422	3,745
Other comprehensive income (loss)	-	(218)	(155)	8	(365)	(365)	(276)	(641)
Contributions	2,909	-	-	-	-	2,909	1,684	4,593
(Distributions)	(450)	-	-	-	-	(450)	(897)	(1,347)
Balance as at December 31, 2011	$11,375	$606	$(104)	$4	$506	$11,881	$9,613	$21,494

See accompanying notes to the carve-out financial statements

Commercial Property Operations of Brookfield Asset Management Inc.

Carve-out Statements of Cashflow

(US$ Millions) Years ended December 31,	2011	2010	2009
Operating activities
Net income (loss)	$3,745	$2,109	$(734)
Share of net earnings (losses) from equity accounted investments	(2,104)	(870)	461
Fair value (gains) losses	(1,112)	(574)	887
Deferred income tax	275	(39)	(195)
Realized gains	(365)	(250)	(39)
Accretion of discount on loan receivable	(39)	(28)	-
Depreciation and amortization	20	21	16
Initial direct leasing costs	(37)	(19)	(20)
Working capital and other	1,228	460	(210)
	1,611	810	166
Financing activities
Property debt, issuance	1,954	1,467	2,070
Property debt, repayments	(3,536)	(1,906)	(1,402)
Other secured debt, issuance	1,022	168	304
Other secured debt, repayments	(683)	(268)	(445)
Capital securities redeemed	(25)	-	-
Proceeds from equity installment receivable	121	-	-
Non-controlling interests, issued	667	1,038	1,024
Non-controlling interests, purchased	(86)	-	-
Non-controlling interests, distributions	(410)	(225)	(154)
Contributions from parent company	307	358	769
Distributions to parent company	(337)	(551)	(133)
	(1,006)	81	2,033
Investing activities
Investment properties, proceeds of dispositions	1,537	804	98
Investment properties, investments	(373)	(692)	(991)
Distributions from equity accounted investments	-	316	-
Investment in equity accounted investments	(1,053)	(485)	-
Proceeds from sale of investments	101	109	-
Financial assets, investments	(150)	(463)	(162)
Foreign currency hedges of net investments	(97)	(35)	-
Loans and notes receivables, collected	744	302	228
Loans and notes receivables, advanced	(181)	(102)	(129)
Loan receivable from parent company, collected	658	-
Loan receivable from parent company, advanced	(364)	(28)	(653)
Other property, plant and equipment, investments	-	(8)	(1)
Restricted cash and deposits	(25)	13	(55)
Capital expenditures - development and redevelopment	(447)	(355)	(351)
Capital expenditures - operating properties	(605)	(130)	(140)
	(255)	(754)	(2,156)
Increase in cash and cash equivalents	350	137	43
Cash and cash equivalents, beginning of year	399	262	219
Cash and cash equivalents, end of year	$749	$399	$262

See accompanying notes to the carve-out financial statements

Notes to the Carve-out Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE OPERATIONS

The Commercial Property Operations of Brookfield Asset Management Inc. (“Brookfield” or the “parent company”) consist of substantially all of Brookfield’s commercial property operations, including office, retail, multi-family and industrial and opportunistic investments, located in the United States, Canada, Australia, Brazil and Europe that have historically been owned and operated, both directly and through its operating entities, by Brookfield (collectively, the “Business” or the “company”). These operations include interests in 126 office properties and 184 retail properties. In addition, Brookfield has interests in a multi-family and industrial platform and an 18 million square foot commercial office development pipeline.

Brookfield will effect a reorganization so that an interest in the Business is acquired by holding entities, which will be owned by a subsidiary of Brookfield Property Partners L.P. (the “partnership”), a newly formed limited partnership. Brookfield intends to transfer the Business through a special dividend to holders of its Class A limited voting shares and Class B limited voting shares of the partnership’s non-voting limited partnership units (the “spin-off’). Immediately following the spin-off, holders of Class A limited voting shares and Class B limited voting shares of Brookfield will hold 99% of the units of the partnership. The partnership’s sole direct investment will be a limited partner interest in Brookfield Property L.P. (the “property partnership”) which will control the Business through holding entities. It is currently anticipated that the partnership and Brookfield will hold a limited partnership interests in the property partnership of approximately 10% and 90%, respectively. The partnership will control the strategic, financial and operating policy decisions of the property partnership pursuant to a voting agreement to be entered into between the partnership and Brookfield. Wholly-owned subsidiaries of Brookfield will serve as the general partners for both the partnership and the property partnership.

The parent company’s registered head office is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

These carve-out financial statements (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using the historical books and records of Brookfield. The financial statements represent a carve-out of the assets, liabilities, revenues, expenses, and cashflows of the Business that will be contributed to the partnership. The principal operating subsidiaries of the Business generally maintain their own independent management and infrastructure. To the extent that certain resources are centralized by Brookfield and shared across entities including those of the Business, such as information technology, fees for access to and use of such resources have been charged to the respective subsidiaries as a means of allocation of such costs across the operations. Such fees are included in the results of operations of the Business. The financial statements do not include the parent company’s general partner interests in certain of the retail and other investments as these interests are not being transferred to the partnership.

The financial statements present the equity in the net assets of the Business rather than the shareholders’ equity. Non-controlling interests in the net assets and results of the subsidiaries within the Business are shown separately in equity in the carve-out balance sheet. In addition, while the Business is not a taxable legal entity, current and deferred income taxes have been provided in these carve-out financial statements as if it were.

Due to the inherent limitations of carving out the assets, liabilities, operations and cashflows from larger entities, these financial statements may not necessarily reflect the company’s financial position, results of operations and cashflow for future periods, nor do they reflect the financial position, results of operations and cashflow that would have been realized had the Business been a stand-alone entity during the periods presented.

The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies set out below have been applied consistently in all material respects. Standards and interpretations effective for future accounting periods are described in Note 4.

b)	Investment properties

Investment properties include operating properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Operating properties and development properties are recorded at fair value, determined based on available market evidence, at the balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

The cost of development properties includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The Business considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the Business has pre-leased space as of or prior to the start of the development and the lease requires the Business to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs incurred by the Business in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

c)	Equity accounted investments
(i)	Investments in joint ventures

A joint venture is a contractual arrangement pursuant to which the Business and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

Joint venture arrangements that involve the establishment of a separate entity in which each venture has an interest are referred to as jointly controlled entities. The Business reports its interests in jointly controlled entities using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the carve-out balance sheet at cost as adjusted for the company’s proportionate share of post-acquisition changes in the net assets of the joint ventures, or for post-acquisition changes in any excess of the company’s carrying amount over the net assets of the joint ventures, less any identified impairment loss. When the company’s share of losses of a joint venture equals or exceeds its interest in that joint venture, the Business discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the company has incurred legal or constructive obligations to fund the entity or made payments on behalf of that entity.

Where the Business undertakes its activities under joint venture arrangements through a direct interest in the joint venture’s assets, rather than through the establishment of a separate entity, the company’s proportionate share of joint venture assets, liabilities, revenues and expenses are recognized in the financial statements and classified according to their nature.

Where the Business transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the company’s interest in the joint venture. Balances outstanding between the Business and jointly controlled entities in which it has an interest are not eliminated in the carve-out balance sheet.

(ii)	Investments in associates

An associate is an entity over which the investor has significant influence but not control and that is not a subsidiary or an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in the financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the carve-out balance sheet at cost as adjusted for the company’s proportionate share of post-acquisition changes in the net assets of the associates, or for post-acquisition changes in any excess of the company’s carrying amount over the net assets of the associates, less any identified impairment loss. When the company’s share of losses of an associate equals or exceeds its interest in that associate, the Business discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Business has incurred legal or constructive obligations or made payments on behalf of that associate.

Where the Business transacts with an associate of the Business, profits and losses are eliminated to the extent of the company’s interest in the relevant associate. Balances outstanding between the Business and associates are not eliminated in the carve-out balance sheet.

d)	Other Property, Plant and Equipment

The company accounts for its other property, plant and equipment, using the revaluation method or the cost model, depending on the nature of the asset and the operating segment. Other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Under the cost method, assets are initially recorded at cost and are subsequently depreciated over the assets’ useful lives, unless an impairment is identified requiring a write-down to estimated fair value.

e)	Loans and notes receivable

Loans and notes receivable are carried at amortized cost with interest income recognized following the effective interest method. Notes receivable purchased at a discount are also carried at amortized cost with discounts amortized over the remaining expected life of the loan following the effective interest method.

A loan is considered impaired when, based upon current information and events, it is probable that the company will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. Loans are evaluated individually for impairment given the unique nature and size of each loan. For each collateralized loan, the company’s finance subsidiaries perform a quarterly review of all collateral properties underlying the loans receivables. Impairment is measured based on the present value of expected future cashflows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

f)	Taxation

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities by the parent company in respect of the Business or directly by the company’s taxable subsidiaries, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized directly in equity.

g)	Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognized when the Business has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

h)	Foreign currencies

The financial statements are presented in U.S. dollars, which is the functional currency of the parent company and the presentation currency for the financial statements.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at average rates for the period. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement in interest and other, except for those related to monetary liabilities qualifying as hedges of the company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in other comprehensive income.

i)	Revenue recognition
(i)	Investment properties

The Business has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the Business is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(ii)	Performance and management fee revenue

Certain of the company’s operating subsidiaries are entitled to management fees and performance fees on the management of properties for third parties. The Business recognizes management fees as earned. The Business recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.

j)	Derivative financial instruments and hedge accounting

Derivative instruments are recorded in the carve-out balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract.

The following summarizes the company’s classification and measurement of financial assets and liabilities:

	Classification	Measurement
Financial assets
Non-current financial assets
Equity securities designated as available-for-sale (“AFS”)	AFS	Fair value
U.S. Office Fund option	FVTPL(1)	Fair value
Brookfield Residential promissory notes	Loans and receivables	Amortized cost
Loans receivable designated as FVTPL	FVTPL	Fair value
Other loans receivable	Loans and receivables	Amortized cost
Receivables and other assets
Accounts receivable	Loans and receivables	Amortized cost
Loan receivable from affiliate	Loans and receivables	Amortized cost
Restricted cash and deposits	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Financial liabilities
Commercial property debt	Other liabilities	Amortized cost(2)
Capital securities – corporate	Other liabilities	Amortized cost
Other non-current financial liabilities
Loan payable	Other liabilities	Amortized cost
U.S. Office Fund true-up obligation	Other liabilities	Amortized cost(2)
Accounts payable and accrued liabilities	Other liabilities	Amortized cost

(1)	Fair value through profit and loss (“FVTPL”)
(2)	Except for derivatives embedded in the related financial instruments that are classified as FVTPL

The company’s subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value determined on a credit adjusted basis.

The Business applies hedge accounting to derivative financial instruments in cashflow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

In cashflow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. Hedging gains and losses recognized in accumulated other comprehensive income (“AOCI”) are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to investment and other income when the hedged item is sold or terminated or when it is determined that a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts recorded in AOCI are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

Changes in the fair value of derivative instruments, including embedded derivatives, that are not designated as hedges for accounting purposes are recognized in fair value gains (losses) or general and administrative expense consistent with the underlying nature and purpose of the derivative instrument.

The asset or liability relating to unrealized gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other, respectively.

k)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates. The Business identified cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets to group of assets.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

l)	Business combinations

The acquisition of businesses is accounted for using the acquisition method. The cost of an acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, “Business Combinations” (“IFRS 3”), are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”, which are recognized and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquiree are initially measured at the non-controlling interests’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in the company’s ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

m)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

n)	Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the company’s accounting policies and that have the most significant effect on the amounts in the financial statements:

(i)	Investment in U.S. Office Fund

The company’s investment in the U.S. Office Fund (the “Fund”) is described in Note 6. The critical judgments made in accounting for the Fund relate to the company’s determination that it obtained control of the Fund upon exercise of the U.S. Office Fund Option, which is described in Note 6, in the third quarter of 2011, the measurement of the transactions related to the exercise of the U.S. Office Fund Option and redemption of non-controlling interests in the Fund, as well as the classification of gains or losses resulting from the exercise of the option and redemption of non-controlling interests in earnings or equity. Prior to exercise of the U.S. Office Fund Option, critical judgments in respect of the accounting for the Fund related to the determination that the Fund was subject to joint control based on the rights assigned to the company and its joint venture partners under the joint venture agreement and the classification of certain of the investments in the venture as liabilities or equity, the identification of contractual provisions in the joint venture agreement that are accounted for separately as financial instruments under IAS 39, “Financial Instruments – Recognition and Measurement” (“IAS 39”).

(ii)	Investment property

The company’s accounting policies relating to investment property are described in Note 2(b). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property. Judgment is also applied in determining the extent and frequency of independent appraisals.

(iii)	Income taxes

The Business applies judgment in determining the tax rate applicable to its Real Estate Investment Trust (“REIT”) subsidiaries and identifying the temporary differences related to such subsidiaries with respect to which deferred income taxes are recognized. Deferred taxes related to temporary differences arising in the company’s REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and the Business intends that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

The Business measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the Business has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

The Business also makes judgments with respect to the taxation of gains inherent in its investments in foreign subsidiaries and joint ventures. While the Business believes that the recovery of its original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

(iv)	Leases

The company’s policy for revenue recognition on operating properties is described in Note 2(h)(i). In applying this policy, the Business makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to operating property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, the Business must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

The Business also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the Business is lessor, are operating or finance leases. The Business has determined that all of its leases are operating leases.

(v)	Financial instruments

The company’s accounting policies relating to financial instruments are described in Note 2(i). The critical judgments inherent in these policies relate to applying the criteria set out in IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”) to designate financial instruments as amortized cost, fair value through profit or loss (“FVTPL”) or available for sale (“AFS”), assessment of the effectiveness of hedging relationships, determining whether the Business has significant influence over investees with which it has contractual relationships in addition to the financial instrument it holds and identification of embedded derivatives subject to fair value measurement in certain hybrid instruments.

The Business has determined that, notwithstanding its 22% common equity interest, it does not exercise significant influence over Canary Wharf Group plc, a privately held commercial property investment and development company in the United Kingdom, as it is not able to elect a member of the board or otherwise influence its financial and operating decisions.

(vi)	Level of Control

When determining the appropriate basis of accounting for the company’s investments, the company uses the following critical judgments and assumptions: the degree of control or influence that the company exerts; the amount of potential voting rights which provide the company or unrelated parties voting powers; the ability to appoint directors, the ability of other investors to remove the company as a manager or general partner in a controlled partnership; and the amount of benefit that the company receives relative to other investors. Other critical estimates and judgments utilized in the preparation of the company’s financial statements are: assessment of net recoverable amounts; net realizable values; depreciation and amortization rates and useful lives; value of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; and the determination of functional currency. Critical estimates and judgments also include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; the fair value of assets held as collateral and the company’s ability to hold financial assets, and the selection of accounting policies.

(vii)	Common control transactions

IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Business has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration given or received, where the Business is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

o)	Critical accounting estimates and assumptions

The company makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

(i)	Investment property

The critical estimates and assumptions underlying the valuation of operating properties and property developments are set out in Note 5.

(ii)	Financial instruments

As discussed in Note 9, the Business determines the fair value of its warrants to acquire common shares of General Growth Properties (“GGP”) using a Black-Scholes option pricing model wherein it is required to make estimates and assumptions regarding the expected future volatility of GGP’s shares and the term of the warrants.

The Business also has certain financial assets and liabilities with embedded participation features related to the values of investment properties whose fair values are based on the fair values of the related properties.

The Business holds other financial instruments that represent equity interests in investment property entities that are measured at fair value as these financial instruments are designated as FVTPL or AFS. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.

Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

p)	Earnings per share

The company’s historical capital structure is not indicative of its prospective structure since no direct ownership relationship existed among all the various units comprising the Business. Accordingly, historical earnings per share has not been presented in the financial statements.

NOTE 3: ADOPTION OF ACCOUNTING STANDARD

On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The related party disclosures included in these financial statements have been prepared in accordance with the revised standard.

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES

The following are the accounting policies that the Business expects to adopt in the future:

(a)	Financial Instruments

IFRS 9, “Financial Instruments” (“IFRS 9”) is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

(b)	Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) establishes principles for the preparation of an entity’s financial statements when it controls one or more other entities. The standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. The standard also sets out the accounting requirements for the preparation of consolidated financial statements.

(c)	Joint Arrangements

IFRS 11, “Joint Arrangements” (“IFRS 11”) replaces the existing IAS 31, “Interests in Joint Ventures” (“IAS 31”). IFRS 11 requires that reporting entities consider whether a joint arrangement is structured through a separate vehicle, as well as the terms of the contractual arrangement and other relevant facts and circumstances, to assess whether the venture is entitled to only the net assets of the joint arrangement (a “joint venture”) or to its share of the assets and liabilities of the joint arrangement (a “joint operation”). Joint ventures are accounted for using the equity method, whereas joint operations are accounted for using proportionate consolidation.

(d)	Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities” (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the reporting entity to disclose information that enables users of financial statements to evaluate: i.) the nature of, and risks associated with, the reporting entity’s interests in other entities; and ii.) the effects of those interests on the reporting entity’s financial position, financial performance and cashflows.

(e)	Fair Value Measurement

IFRS 13, “Fair Value Measurement” (“IFRS 13”) replaces the current guidance on fair value measurement in IFRS with a single standard. The standard defines fair value, provides guidance on its determination and requires disclosures about fair value measurements but does not change the requirements about the items that should be measured and disclosed at fair value.

(f)	Income Taxes

Amendments have been made to IAS 12, “Income Taxes” (“IAS 12”), that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, “Investment Property”. The amendments introduce a rebuttable presumption that, for purposes of determining deferred tax consequences associated with temporary differences relating to investment properties, the carrying amount of an investment property is recovered entirely through a sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through a sale.

Each of the above are effective for annual periods beginning on or after January 1, 2013, except for IFRS 9 and the amendment to IAS 12 which are effective for annual periods beginning on or after January 1, 2015 and January 1, 2012, respectively. Earlier application is permitted for each standard. The Business anticipates adopting each of the above in the first quarter of the year for which the standard is applicable and is currently evaluating the impact of each to its financial statements.

NOTE 5: INVESTMENT PROPERTIES

	Dec. 31, 2011			Dec. 31, 2010
(US$ Millions)	Operating properties	Development properties	Total	Operating properties	Development properties	Total

Balance at beginning of year	$19,395	$1,565	$20,960	$17,073	$1,297	$18,370
Additions (1)	6,424	158	6,582	1,266	124	1,390
Dispositions (2)	(1,661)	-	(1,661)	(704)	-	(704)
Reclassification of development to operating	166	(166)	-	-	-	-
Capitalized construction costs	293	251	544	135	135	270
Capitalized interest costs	37	90	127	-	63	63
Fair value gains (losses) (3)	1,374	(15)	1,359	895	(97)	798
Foreign currency translation and other changes	(298)	(19)	(317)	730	43	773
Balance at end of year	$25,730	$1,864	$27,594	$19,395	$1,565	$20,960
(1)	Additions include property acquisitions and investment, capital expenditures and initial direct leasing costs.
(2)	Dispositions represent fair value at time of sale, or the selling price.
(3)	Fair value gains (losses) includes realized gains of $365 million (2010 - $250 million).

The Business determines the fair value of each operating property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cashflows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cashflows. Certain operating properties are valued using a direct capitalization approach whereby a capitalization rate is applied to estimated current year cashflows. Developments properties under active development are also measured using a discounted cashflow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the Business measures its operating properties and development properties using valuations prepared by management. In connection with determining these values, the Business obtains valuations of selected operating properties and development properties prepared by qualified external valuation professionals and considers the results of such valuations in arriving at its own conclusions on values. Investment properties with an aggregate fair value of $11,910 million were valued by qualified external valuation professionals during the year ended December 31, 2011 (2010 - $6,806 million).

The key valuation metrics for operating properties, including properties accounted for under the equity method, are set out in the following tables:

		December 31, 2011				December 31, 2010
(US$ Millions)	Valuation Method	Discount Rate		Terminal Capitalization Rate	Investment Horizon (yrs)	Discount Rate		Terminal Capitalization Rate	Investment Horizon (yrs)

Office
United States	DCF	7.5%		6.3%	12	8.1%		6.7%	10
Canada	DCF	6.7%		6.2%	11	6.9%		6.3%	11
Australia	DCF	9.1%		7.5%	10	9.2%		7.7%	10
Europe	Direct Capitalization	6.1%	(1)	n/a	n/a	6.5%	(1)	n/a	n/a

Retail
United States	Direct Capitalization	6.0%	(1)	n/a	n/a	6.7%	(1)	n/a	n/a
Australia	DCF	9.8%		8.9%	10	9.8%		9.0%	10
Brazil	DCF	9.6%		7.3%	10	10.0%		7.3%	10
Europe	Direct Capitalization	-		-	-	8.1%	(1)	n/a	n/a

Multi-Family and Industrial
United States	DCF	8.6%		8.3%	10	8.4%		6.6%	10
Canada	DCF	8.7%		7.7%	10	9.0%		7.6%	10

Opportunistic Investments
United States	DCF	8.2%		8.1%	10	8.7%		8.1%	10
(1)

The valuation method used is the direct capitalization method. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

Included in operating properties is $308 million (2010 - $255 million) of net straight line rent receivables arising from the recognition of rental revenue on a straight line basis over the lease term in accordance with IAS 17, “Leases.”

Operating properties with a fair value of approximately $4.9 billion (2010 - $4.8 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any properties held under operating leases.

During the year ended December 31, 2011, the Business capitalized a total of $341 million (2010 - $198 million) of costs related to property developments. Included in this amount is $251 million (2010 - $135 million) of construction and related costs and $90 million (2010 - $63 million) of borrowing costs capitalized. The weighted average rate used for the capitalization of borrowing costs to development properties is 7.1% (2010 - 6.7%).

Investment properties with a fair value of $22.0 billion (2010 - $16.1 billion) are pledged as security for property debt.

NOTE 6: INVESTMENT IN U.S. OFFICE FUND

The company’s interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC (“TRZ Holdings”), an entity originally established by the company and a joint venture partner (the “JV partner”). Under the terms of a joint venture agreement, the JV partner held an option, commencing January 2011 for nine months, to call certain properties sub-managed by the JV partner in exchange for its equity interest in TRZ Holdings; in the event the JV partner did not first exercise its option, the Business had an option, commencing in 2013 for a period of 14 months, to put the JV partner’s sub-managed properties to the JV partner in redemption of its interest in TRZ Holdings (collectively, the “U.S. Office Fund Option”).

On August 9, 2011, the JV partner exercised the U.S. Office Fund Option, redeeming its equity interest in TRZ Holdings in exchange for its sub-managed properties and repayment of TRZ Holdings’ debt associated with those properties. Prior to the exercise of the U.S. Office Fund Option, the Business and the JV partner had joint control over the strategic financial and operating policy decisions of TRZ Holdings and it was accounted for as a jointly controlled entity following the equity method of accounting. Following the exercise of the U.S. Office Fund Option, the Business held an 82.72% equity interest in TRZ Holdings and obtained control over the strategic financial and operating policy decisions of the entity. Accordingly, the Business has consolidated its interest in TRZ Holdings effective August 9, 2011 and recognized the assets, liabilities and non-controlling interests in TRZ Holdings at fair value as at that date in accordance with IFRS 3, “Business Combinations”.

The following is a summary of the amounts assigned to each major class of asset and liability of TRZ Holdings at the date the Business obtained control:

(US$ Millions)	As at August 9, 2011
Commercial properties and developments	$4,953
Cash and cash equivalents	32
Restricted cash	44
Accounts receivable and other assets	40
Equity accounted investments	685
Accounts payable and other	(225)
Commercial property debt assumed	(3,293)
Total	$2,236
Brookfield’s net interest	$1,870
Non-controlling interest(1)	$366

(1) Includes $24 million of non-controlling interest in net liabilities of an intermediary subsidiary.

The Business recognized the non-controlling interests in the net assets of TRZ Holdings at a fair value of $366 million determined based on the non-controlling interests proportionate ownership in the net assets.

The Business did not provide any consideration upon the change in control except for the payment of the U.S. Office Fund true-up consideration payable under the joint venture agreement with the JV partner. Accordingly, the excess of the fair value of the net assets of TRZ Holdings at the date control was obtained over the carrying amount of the company’s investment in the U.S. Office Fund measured under the equity method of accounting of $212 million has been recognized in fair value gains (losses) (refer to Note 20).

The company’s carve-out statement of income includes revenues and net earnings from TRZ Holdings from August 9, 2011 through December 31, 2011 of $226 million and $195 million, respectively. Prior to the exercise of the U.S. Office Fund Option, the company’s share of the earnings of TRZ Holdings were included in share of net earnings (losses) from equity accounted investments.

Summarized financial information with respect to TRZ Holdings for the period during which it was accounted for as a jointly controlled entity is set out below:

(US$ Millions)	Dec. 31, 2010
Non-current assets
Commercial properties	$7,500
Commercial developments	44
Current assets	258
Total assets	7,802
Non-current liabilities
Commercial property debt	5,516
Current liabilities	288
Total liabilities	5,804
Net assets	$1,998
Company’s share of net assets(1)	$1,285
(1)	Comparative amount at December 31, 2010 includes $63 million representing the excess of the company’s carrying amount over its share of the net assets of the venture.

(US$ Millions)	2011(1)	2010
Revenue	$476	$865
Expenses	(345)	(623)
Earnings before fair value gains	131	242
Fair value gains (losses)	585	459
Net earnings	$716	$701
Company’s share of net earnings(2,3)	$383	$366
(1)	For the period from January 1, 2011 to August 8, 2011.

(2)	Includes non-controlling interests share of earnings (losses) of $76 million for the year ended December 31, 2011 (2010 – $75 million).

(3)

Net of $63 million for the year ended December 31, 2011 (2010 – $79 million) representing the amortization of the excess of the company’s carrying amount over its share of the net assets of the venture.

During the fourth quarter of 2011, the U.S. Office Fund sold Newport Tower in Jersey City for gross proceeds of $378 million.

During the second quarter of 2011, the U.S. Office Fund sold its interest in 1400 Smith Street in Houston for gross proceeds of $340 million. The loss associated with the sale of this property of $1 million is included in the company’s share of net earnings (losses) of equity accounted investments. The loss is related to the selling costs associated with the sale.

NOTE 7: EQUITY ACCOUNTED INVESTMENTS

The following table presents principal business activity, ownership interest and carrying value of the company’s investments in equity accounted jointly controlled entities and associates:

(US$ Millions)		Ownership interest		Carrying value
Name of Property / Investees	Principal Business	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Joint controlled entities
U.S. Office Fund(1)	Office Properties	-	47%	$-	$1,285
Grace Building, New York (1)	Office Properties	50%	-	618	-
245 Park Avenue, New York	Office Properties	51%	51%	619	580
Four World Financial Center, New York	Office Properties	-	51%	-	303
First Canadian Place, Toronto	Office Properties	-	25%	-	4
Bourke Place Trust, Sydney	Office Properties	43%	43%	187	183
Darling Park Complex, Sydney	Office Properties	30%	50%	349	350
E&Y Complex, Sydney	Office Properties	50%	50%	275	282
Various	Various	13% - 75%	25-60%	728	384
				2,776	3,371
Investments in associates
General Growth Properties (2)	Retail Properties	23%	10%	4,099	1,014
Various	Various	25% - 40%	25-40%	13	17
				4,112	1,031
Total				$6,888	$4,402

(1) U.S. Office fund properties are consolidated beginning in Q3 2011, with the exception of several assets which continue to be equity accounted. The Grace Building carrying value was included in the U.S. Office Fund at December 31, 2010.

(2) The 23% ownership interest relates to the Company’s consolidated ownership in GGP which includes the interests of fund investors controlled by the Company and which are required to be consolidated in the Company’s financial statements. The Company’s net economic interest in GGP is 21%.

Other jointly controlled entities hold individual operating properties and property developments that the Business owns together with co-owners where the strategic financial and operating decisions require approval of the co-owners.

In November 2010, a consortium led by Brookfield sponsored the recapitalization of GGP and acquired a 27% economic interest in the reorganized GGP on a fully diluted basis, with 10% being owned by Brookfield. In February 2011, Brookfield acquired an additional 11% economic interest in GGP for consideration of $1.7 billion. The fair value of the company’s interest in GGP as of December 31, 2011 is $4.1 billion (2010 - $1.0 billion). A portion of the company’s shares in GGP are subject to certain restrictions regarding transfer or sale. There are no published prices for the company’s other equity accounted investments.

Summarized financial information in respect of the company’s equity accounted investments is provided below:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010
Non-current assets	$43,861	$42,127
Current assets	1,595	4,100
Total assets	45,456	46,227
Non-current liabilities	23,893	27,382
Current liabilities	271	2,488
Total liabilities	24,164	29,870
Net assets	$21,292	$16,357

(US$ Millions)	2011	2010	2009
Revenue	$5,309	$2,096	$1,920
Expenses	3,737	1,548	1,455
Income before fair value gains (losses)	1,572	548	465
Fair value gains (losses)	5,962	885	(1,464)
Net income (loss)	7,534	1,433	(999)
Company’s share of net earnings (losses)	$2,104	$870	$(461)

NOTE 8: JOINTLY CONTROLLED ASSETS

The Business has recorded its proportionate share of the related assets, liabilities, revenue and expenses of properties subject to joint control following the proportionate consolidation method. Summarized financial information in respect of the company’s interest in jointly controlled assets is set out below:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010
Non-current assets	$2,605	$2,782
Current assets	38	39
Total assets	2,643	2,821
Non-current liabilities	850	976
Current liabilities	186	157
Total liabilities	1,036	1,133
Net assets	$1,607	$1,688

(US$ Millions)	2011	2010	2009
Revenue	$256	$250	$208
Expenses	171	152	112
Income before fair value gains (losses)	85	98	96
Fair value gains (losses)	78	71	(253)
Net income (loss)	$163	$169	$(157)

NOTE 9: OTHER NON-CURRENT ASSETS

The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010
Securities designated as FVTPL	$856	$698
Derivative assets	210	507
Securities designated as AFS	194	259
Goodwill	150	174
Other non-current assets	1,122	316
	$2,532	$1,954

Included in equity securities designated as FVTPL is a 22% common equity interest in Canary Wharf Group plc, a privately held commercial property investment and development company in the United Kingdom.

Derivative assets include the carrying amount of warrants to purchase shares of common stock of GGP and The Howard Hughes Corporation (“HHC”) with a carrying amount of $210 million (2010 - $197 million). The fair value of the warrants is determined using a Black-Scholes option pricing model, assuming a 6 year term, 37% volatility, and a risk free interest rate of 1.1%. Included in derivative assets in 2010 is $310 million in respect of the U.S. Office Fund Option. In the third quarter of 2011, the U.S. Office Fund Option, having a carrying amount of $241 million, was derecognized as a result of the exercise of the option by the company’s JV partner (refer to Note 6) with a corresponding adjustment to fair value gains (losses) in the carve-out statement of income (loss).

Securities designated as AFS include $107 million (2010 - $106 million) representing the company’s common and preferred equity interest in an office property in Washington, D.C. which is pledged as security for a loan payable to the issuer of $92 million (2010 - $93 million) recognized in other non-current liabilities. Also included in securities designated as AFS are commercial mortgage-backed securities (“CMBS”) with an estimated fair value of $46 million (2010 - $107 million) and common shares with a fair value of based on quoted market prices of $41 million (2010 - $46 million).

Goodwill represents a portfolio premium recognized in connection with the purchase of the company’s Brazilian retail assets.

Included in other non-current assets is a hotel and casino operating asset of $820 million (2010 - nil) that was acquired subsequent to foreclosure on debt owned by our finance fund during 2011. In addition, there is a $145 million (2010 - $145 million) receivable from Brookfield upon the earlier of the exercise by Brookfield Office Properties Inc. (“BPO”), a 51% owned subsidiary of Brookfield that is included in the Business, of its option to acquire direct ownership of certain properties in the Australian portfolio from a subsidiary of Brookfield on the maturity of the related loans. See Note 24 for related party disclosures.

NOTE 10: LOANS AND NOTES RECEIVABLE

Loans and notes receivable reside primarily in the company’s real estate finance funds and are generally secured by commercial and other income producing real property.

(US$ Millions) Type	Interest Rate	Maturity Date	Dec. 31, 2011	Dec. 31, 2010
Variable rate	LIBOR plus 1.00% to 11.00%	2010 to 2014	$1,009	$2,008
Fixed rate	6.52% to 8.00%	2010 to 2012	715	34
Other	Non-Interest Bearing	On Demand	34	38
			$1,758	$2,080
Current		2010 to 2011	$773	$1,543
Non-current		2012 to 2014	985	537
			$1,758	$2,080

Included in loans and notes receivable is $107 million (2010 - $110 million) of loans receivable in Euros of €83 million (2010 - €83 million). Loans receivable of $0.7 billion have been pledged as collateral for borrowings under credit facilities (2010 - $1.0 billion). Also included in notes receivable is $470 million (2010 - nil) related to the unsecured promissory notes of C$480 million as partial proceeds for the disposition of the company’s residential development segment to Brookfield Residential Properties Inc. (“BRPI”).

At December 31, 2010, loans receivable included $504 million representing the company’s interest in debt securities issued by the U.S. Office Fund, which has been settled during 2011.

A summary of loans and notes receivable by collateral asset class as of December 31, 2011 and 2010, is as follows:

(US$ Millions)	December 31, 2011		December 31, 2010
	Unpaid Principal Balance	Percentage of Portfolio (1)	Unpaid Principal Balance	Percentage of Portfolio (1)
Asset Class
Hotel	$ 401	33%	$ 520	25%
Office	814	67%	1,249	60%
Retail	-	-	17	1%
Nursing homes	-	-	153	7%
Residential	-	-	141	7%
Total collateralized	$ 1,215	100%	$ 2,080	100%

(1) Represents percentage of collateralized loans.

In the year ended December 31, 2011, an impairment charge of nil (2010 - $53 million; 2009 - $58 million) was recognized in respect of the company’s loans and notes receivable.

NOTE 11: ACCOUNTS RECEIVABLE AND OTHER

The components of receivables and other assets are as follows:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010
Accounts receivable(1)	$393	$479
Restricted cash	185	165
Other current assets	218	128
	$796	$772
(1)	Includes related party receivables in the amount of $49 million (2010 - $77 million) – see Note 24 for related party disclosures.

NOTE 12: PROPERTY DEBT

Property debt includes the following:

	Dec. 31, 2011		Dec. 31, 2010
(US$ Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Facilities
BPO revolving facility	2.4%	$264	-	$-
BPO Canada revolving facility	3.3%	117	-	-
Bridge facility(1)	-	-	3.3%	428

Secured Property Debt
Fixed rate	5.9%	7,946	6.0%	6,803
Variable rate	6.8%	7,060	6.6%	4,733
	6.2%	$15,387	6.1%	$11,964
Current		$1,409		$2,791
Non-current		13,978		9,173
		$15,387		$11,964
(1)	See Note 24 for related party disclosures.

Property debt is secured and non-recourse to the Business. Unsecured facilities are recourse to the assets of the operating subsidiaries issuing such debt.

Property debt includes foreign currency denominated debt payable in the functional currencies of the borrowing subsidiaries. Property debt by currency is as follows:

	Dec. 31, 2011			Dec. 31, 2010
(US$ Millions)	US$ Balance	Local Currency Balance		US$ Balance	Local Currency Balance
U.S. dollars	$8,753		$8,753	$5,319		$5,319
Canadian dollars	2,033	C$	2,078	1,767	C$	1,764
Australian dollars	3,148	A$	3,085	2,660	A$	2,599
Brazilian reais	1,011	R$	1,896	1,262	R$	2,102
British pounds	442		£284	699		£448
New Zealand dollars	-		$-	257	NZ$	330
	$15,387			$11,964

Included in property debt is an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the property secured by its mortgage that can be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative is measured at FVTPL with changes in fair value reported in earnings as fair value gains (losses). The carrying amount of the embedded derivative at December 31, 2011 is $56 million (2010 - $54 million).

NOTE 13: CAPITAL SECURITIES

Capital securities includes certain of the Class AAA preferred shares issued by BPO which are presented as liabilities on the basis that they may be settled, at the issuer’s option, in cash or the equivalent value of a variable number of the issuer’s common shares.

(US$ Millions, except share information)	Shares Outstanding	Cumulative Dividend Rate	Dec. 31, 2011(1)	Dec. 31, 2010(1)
Class AAA Series F	8,000,000	6.00%	$196	$200
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	196	200
Class AAA Series I	6,130,022	5.20%	150	179
Class AAA Series J	8,000,000	5.00%	196	200
Class AAA Series K	6,000,000	5.20%	146	149
Total			$994	$1,038
(1)	Net of transaction costs of $1 million at December 31, 2011 (2010 - $2 million) which are amortized to interest expense over the life of the securities using the effective interest method.

Capital securities includes $884 million (2010 - $928 million) repayable in Canadian dollars of C$903 million (2010 – C$926 million).

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)
Series F	September 30, 2009	C$25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US$26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C$26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C$25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C$26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C$26.00	December 31, 2012	December 31, 2016
(1)

Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12 months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2015.

(2)

Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of BPO such shares are obtainable.

(3)

Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)

Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

Cumulative preferred dividends are payable quarterly, when declared by the Board of Directors of BPO, on the last day of March, June, September and December.

NOTE 14: OTHER NON-CURRENT LIABILITIES

The components of the company’s other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010
Other secured debt	$150	$754
Deferred gain	-	172
Other non-current financial liabilities	343	181
	$493	$1,107

Other secured debt represent obligations of the company’s real estate finance funds which are secured by loans and notes receivable having a carrying value of $0.7 billion (2010 - $1.0 billion). The liabilities are recourse only to the assets of the finance subsidiary. The other secured debt is at variable rates with basis in the one-month or three-month LIBOR averages. As of December 31, 2011, the average weighted rate was 1.3% (2010 – 1.8%).

A deferred gain of $172 million was recorded in connection with the reorganization of the U.S. Office Fund in the second quarter of 2009 and relates to the initial value of the U.S. Office Fund Option assumed by the Business at the date of the reorganization as such value was determined pursuant to a valuation methodology using unobservable inputs. The gain was recognized in earnings within fair value gains (losses) upon the derecognition of the U.S. Office Fund Option (See Note 20).

NOTE 15: INCOME TAXES

The sources of deferred income tax balances are as follows:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010
Non-capital losses (Canada)	$73	$35
Capital losses (Canada)	120	132
Net operating losses (U.S.)	26	37
Difference in basis	(947)	(759)
Total net deferred tax (liability)	$(728)	$(555)

The deferred tax balance movements are as follows:

(US$ Millions)		Recognized in				Reclassified
	Dec. 31, 2010	Income	Equity	Other	OCI		Dec. 31, 2011
Deferred tax assets related to non-capital losses and capital losses	$204	$(8)	$(7)	$-	$30	$-	$219
Deferred tax liabilities related to difference in tax and book basis, net	(759)	(267)	9	16	70	(16)	(947)
Net deferred tax liabilities	$(555)	$(275)	$2	$16	$100	$(16)	$(728)

(US$ Millions)		Recognized in				Reclassified
	Dec. 31, 2009	Income	Equity	Other	OCI		Dec. 31, 2010
Deferred tax assets related to non-capital losses and capital losses	$130	$85	$(19)	$-	$8	$-	$204
Deferred tax liabilities related to difference in tax and book basis, net	(824)	(47)	74	(1)	(6)	45	(759)
Net deferred tax liabilities	$(694)	$38	$55	$(1)	$2	$45	$(555)

The Business has net operating losses with no expiry of $169 million at December 31, 2011 (2010 - $163 million), the benefit of which has not been recognized in these financial statements.

The major components of income tax (expense) benefit include the following:

(US$ Millions)	2011	2010	2009
Total current income tax	$(164)	$(117)	$(60)
Total deferred income tax	(275)	39	195
Total income tax (expense) benefit	$(439)	$(78)	$135

The company’s effective tax rate is different from the company’s domestic statutory income tax rate due to the differences set out below:

(US$ Millions)	2011	2010	2009
Statutory income tax rate	28%	31%	33%
Increase (reduction) in rate resulting from:
Portion of income not subject to tax	(12)	(3)	-
International operations subject to different tax rates	(4)	(12)	(20)
Change in tax rates on temporary differences	-	-	3
Increase in tax basis within flow through joint venture	-	(7)	-
Foreign exchange gains and losses	-	-	1
Tax asset previously not recognized	-	(3)	-
Other	(2)	(2)	(2)
Effective income tax rate	10%	4%	15%

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2011 is $3.5 billion (2010 – $2.2 billion).

NOTE 16: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the company’s accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010
Accounts payable and accrued liabilities	$1,094	$700
Other secured debt	61	-
Other liabilities	66	59
	$1,221	$759

NOTE 17: EQUITY IN NET ASSETS

Equity in net assets consists of the following:

(US$ Millions)	Note	Dec. 31, 2011	Dec. 31, 2010
Equity in net assets attributable to parent company	(a)	$11,881	$7,464
Non-controlling interests	(b)	9,613	7,680
		$21,494	$15,144

(a)	Equity in net assets attributable to parent company

Equity in net assets attributable to parent company consists of the following:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010
Equity in net assets	$11,375	$6,593
Accumulated other comprehensive income	506	871
	$11,881	$7,464

(b)	Non-controlling interests

Non-controlling interests consist of the following:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010
Preferred equity	$1,190	$945
Other non-controlling interests	8,423	6,735
	$9,613	$7,680

(c)	Other comprehensive income (loss)

Other comprehensive income consists of the following:

(US$ Millions)	2011	2010	2009
Foreign currency translation
Unrealized foreign currency translation (losses) gains in respect of foreign operations	$(363)	$542	$963
Losses on hedges of net investments in foreign operations, net of income taxes of $8 million (2010 – $23 million; 2009 – nil)	(24)	(112)	(119)
Reclassification to earnings of net foreign exchange losses	-	-	3
	(387)	430	847
Available-for-sale securities
Change in unrealized gains (losses) on available-for-sale securities, net of income taxes of $3 million (2010 – nil; 2009 – nil)	4	(9)	(25)
Reclassification to earnings of (gains) losses on available-for-sale securities, net of income taxes of nil (2010 – $2 million; 2009 – nil)	-	7	-
	4	(2)	(25)
Cash flow hedges
Gains on derivatives designated as cash flow hedges, net of income taxes of $32 million (2010 – $24 million; 2009 – $6 million)	(260)	95	13
Reclassification to earnings of losses on derivatives designated as cash flow hedges, net of income taxes of $1 million (2010 – $5 million; 2009 – nil)	2	(28)	1
	(258)	67	14
Other comprehensive income(loss)	$(641)	$495	$836

NOTE 18: REVENUE AND PROPERTY NET OPERATING INCOME

(a)	Revenue

The components of revenue are as follows:

(US$ Millions)	2011	2010	2009
Revenue from operations	$2,589	$2,102	$1,919
Investment and other revenue(1)	231	168	80
	$2,820	$2,270	$1,999

(1) Excludes foreign exchange gains and losses associated with translation of the company’s net foreign currency denominated monetary assets and expenses associated with fee income.

(b)	Property net operating income

Net operating income represents revenue from operations of consolidated properties less direct operating costs. Direct operating costs include all attributable expenses except interest expense, depreciation and amortization, income taxes and fair value gains (losses). NOI does not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. The details are as follows:

	2011			2010			2009
(US$ Millions)	Revenue from operations	Operating expenses	Property NOI	Revenue from operations	Operating expenses	Property NOI	Revenue from operations	Operating expenses	Property NOI
Office	$1,909	$793	$1,116	$1,521	$615	$906	$1,456	$610	$846
Retail	193	55	138	199	69	130	187	85	102
Multi-Family and Industrial	108	62	46	54	32	22	25	12	13
Opportunistic Investments	379	172	207	328	136	192	251	88	163
	$2,589	$1,082	$1,507	$2,102	$852	$1,250	$1,919	$795	$1,124

The Business leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend up to a further 5 years. Minimum rental commitments on non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010
Not later than 1 year	$1,577	$1,378
Later than 1 year and not longer than 5 years	5,854	4,628
Later than 5 years	6,248	4,549
	$13,679	$10,555

Property operating costs for the year ended December 31, 2011 includes $21 million (2010 - $21 million; 2009 - $22 million) representing rent expense associated with operating leases for land on which certain of the company’s operating properties are situated. The Business does not have an option to purchase the leased land at the expiry of the lease periods. Future minimum lease payments under these arrangements are as follows:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010
Not later than 1 year	$33	$22
Later than 1 year and not longer than 5 years	119	81
Later than 5 years	1,591	1,095
	$1,743	$1,198

NOTE 19: INVESTMENT AND OTHER INCOME

The components of investment and other income are as follows:

(US$ Millions)	2011	2010	2009
Fee income	$22	$59	$17
Dividend income	28	28	-
Interest income	129	62	38
Foreign exchange	(2)	11	55
Other	-	(18)	(12)
	$177	$142	$98

Fee income is net of $52 million of expenses for the year ended December 31, 2011 (2010 - $37 million; 2009 - $37 million).

NOTE 20: FAIR VALUE GAINS (LOSSES)

The components of fair value adjustment are as follows:

(US$ Millions)	2011	2010	2009
Investment properties	$993	$548	$(996)
Financial instruments	165	17	(53)
Other	(46)	9	162
	$1,112	$574	$(887)

For the year ended December 31, 2009 other includes a $133 million bargain purchase gain, net of transaction costs of $5 million, in connection with the reorganization of the investors’ interests in the U.S. Office Fund, principally representing the excess of the fair value of the interest in the venture that the Business received under the reorganization over the deemed cost, which was the carrying amount of the company’s pre-existing investment in a subsidiary venture.

Included within investment properties are certain items recognized in connection with the exercise of the U.S. Office Fund Option as follows:

(US$ Millions)
Excess of net assets of TRZ Holdings recognized on assumption of control over the carrying amount of the equity accounted investment in the U.S. Office Fund (refer to Note 6)	$212
Carrying amount of U.S. Office Fund Option derecognized	(241)
Deferred gain realized (refer to Note 14)	172
Excess of consideration paid to settle the U.S. Office Fund true-up consideration payable over carrying amount	(3)
Related tax effects	10
Total	$150

NOTE 21: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the Business and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

The company’s operating subsidiaries have also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the Business from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the Business nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The Business does not conduct its operations, other than those of equity-accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

The Business and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against one of the company’s subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the subsidiary is uncertain and could be up to C$42 million in the event the Business is completely unsuccessful in defending the claims.

The Business maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The Business maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

NOTE 22: CAPITAL MANAGEMENT AND LIQUIDITY

The capital of the Business consists of property debt, capital securities, other secured debt and equity.

The parent company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations and to reduce its weighted average cost of capital and improve the returns on equity through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing of the subsidiaries. As at December 31, 2011, the recorded values of capital in the financial statements totaled $38 billion (2010 - $28 billion). Its principal liquidity needs for the next year are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	make dividend payments;
•	fund those capital expenditures deemed mandatory, including tenant improvements;
•	fund current development costs not covered under construction loans; and
•	fund investing activities which could include:
¡	discretionary capital expenditures; and
¡	property acquisitions.

Most of the company’s borrowings are in the form of long term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise the company’s ability to finance the balance of its operations.

The company’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2011. The company’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

The parent company’s strategy is to satisfy its liquidity needs in respect of the Business using the company’s cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. The operating subsidiaries of the Business also generate liquidity by accessing capital markets on an opportunistic basis.

The company’s principal liquidity needs for periods beyond the next year are for scheduled debt maturities, distributions, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. The Business plans to meet these needs with one or more of: cashflows from operations; construction loans; creation of new funds; proceeds from sales of assets; proceeds from sale of non-controlling interests in subsidiaries; and credit facilities and refinancing opportunities.

The following table presents the contractual maturities of the company’s financial liabilities at December 31, 2011:

(US$ Millions)		Payments Due By Period
	Total	Less than 1 Year	2 – 3 years	4 – 5 Years	After 5 Years
Property and other secured debt	$15,598	$1,433	$6,812	$2,063	$5,290
Capital securities	994	150	392	452	-
Other financial liabilities	1,170	1,170	-	-	-
Interest expense(1)
Property and other secured debt	4,746	984	1,820	1,015	927
Capital securities	152	49	72	31	-

(1)Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 23: FINANCIAL INSTRUMENTS

(a)	Derivatives and hedging activities

The company’s subsidiaries use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Business does not use derivatives for speculative purposes. The Business uses the following derivative instruments to manage these risks:

•

Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	Interest rate caps to hedge interest rate risk on certain variable rate debt; and
•	Total return swaps on BPO’s shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

The company also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest rate hedging

The company has derivatives outstanding that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt.

As at December 31, 2011, the company had derivatives representing a notional amount of US$1,599 million in place to fix rates on forecasted fixed rate financings with maturities between 2014 and 2024 at rates between 2.6% and 5.2%. As at December 31, 2010, the company had derivatives representing a notional amount of $85 million in place to fix rates on forecasted fixed rate financings with a maturity between 2011 and 2021. The hedged forecasted fixed rate financings are denominated in US$, C$ and A$.

As at December 31, 2011, the company had derivatives with a notional amount of US$5,343 million in place to fix rates on existing variable rate debt at between 0.3% and 9.9% for debt maturities between 2012 and 2014. As at December 31, 2010, the company had derivatives with a notional amount of $2,662 million in place to fix rates on existing variable rate debt at between 0.3% and 10.2% for debt maturities between 2011 and 2016.

The fair value of the company’s outstanding interest rate derivative positions as at December 31, 2011 is a loss of $271 million (2010 – gain of $2 million). For the years ended December 31, 2011, and 2010, the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant.

Foreign currency hedging

The company has derivatives designated as net investment hedges of its investments in foreign subsidiaries. As at December 31, 2011, the company had hedged a notional amount of £45 million at £0.64/US$ and A$135 million at A$0.98/US$ using foreign currency forward contracts maturing between January and March of 2012. As at December 31, 2010, the company had designated a notional amount of £45 million at GBP0.64/US$, C$500 at C$1.00/US$ and A$1,100 at A$0.98/US$ using foreign currency contracts maturing in March 2011.

The fair value of the company’s outstanding foreign currency forwards as at December 31, 2011 is a loss of $4 million (2010 – loss of $64 million).

In addition, as of December 31, 2011, the company had designated C$903 million (2010 – C$950 million) of Canadian dollar financial liabilities as hedges of its net investment in Canadian operations.

Other derivatives

The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

At December 31, 2011, the company had a total return swap under which it received the return on a notional amount of 1.2 million BPO common shares in connection with BPO’s deferred share unit plan. The fair value of the total return swap at December 31, 2011 was a gain of $2 million (2010 – loss of $19 million) and a loss of $17 million in connection with the total return swap was recognized in general and administrative expense in the year then ended (2010 – gain of $6 million).

At December 31, 2011, the company had foreign exchange contracts outstanding to swap a €83 million notional amount to British Pounds (2010 – €83 million). The fair value of these contracts as at December 31, 2011 was nil (2010 – nil) and a gain of $4 million was recognized in investment and other income in connection with these contracts in the year ended December 31, 2011 (2010 – $4 million).

At December 31, 2010, the company had interest rate swaps in place to fix interest rates on a notional amount of $1,789 million of debt at interest rates between 1.4% and 6.8%, maturing in 2011. The company also had an interest rate swap to fix a notional amount of A$862 million debt at a fixed rate of 5.9% maturing in 2011 and interest rate caps to cap a notional amount of $691 million LIBOR based debt at between 2.0% and 3.7% maturing in 2011. The fair value of these contracts at December 31, 2010 was a loss of $7 million and $7 million of gains related to these contracts were recognized in fair value gains (losses) in the year ended December 31, 2010.

(b)	Measurement and classification of financial instruments

Classification and measurement

The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the carve-out financial statements:

			December 31, 2011		December 31, 2010
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value

Financial Assets
Loans and notes receivable	Loans & Receivables	Amortized Cost(1)	$1,758	$1,675	$2,080	$2,033
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair Value	856	856	698	698
Derivative assets	FVTPL	Fair Value	210	210	507	507
Securities designated as AFS	AFS	Fair Value	194	194	259	259
Other receivables	Loans & Receivables	Amortized Cost	201	201	178	178
Accounts receivable and other	Loans & Receivables	Amortized Cost	796	796	772	772
Cash and cash equivalents	Loans & Receivables	Amortized Cost	749	749	399	399
			$4,764	$4,681	$4,893	$4,846

Financial Liabilities
Property debt	Other Liabilities	Amortized Cost(2)	$15,387	$15,765	$11,964	$12,110
Capital securities	Other Liabilities	Amortized Cost	994	1,054	1,038	1,067
Other non-current liabilities
Other secured debt	Other Liabilities	Amortized Cost	150	150	754	719
Other non-current financial liabilities	Other Liabilities	Amortized Cost(3)	343	343	181	181
Accounts payable and other liabilities	Other Liabilities	Amortized Cost(4)	1,221	1,221	759	759
			$18,095	$18,533	$14,696	$14,836
(1)	Includes loans and notes receivable classified as FVTPL and measured at fair value of $138 million (2010 - nil).
(2)	Includes embedded derivatives classified as FVTPL and measured at fair value of $56 million (2010 - $54 million).
(3)	Includes embedded derivatives classified as FVTPL and measured at fair value of $83 million (2010 - $142 million).
(4)	Includes embedded derivatives classified as FVTPL and measured at fair value of $228 million (2010 - nil).

Fair value hierarchy

The Business values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Business maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines financial assets and liabilities measured at fair value in the carve-out financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	December 31, 2011				December 31, 2010
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial Assets
Other non-current assets
Securities designated as FVTPL	$-	$-	$856	$856	$-	$-	$698	$698
Loans receivable designated as FVTPL	-	-	138	138	-	-	-	-
Securities designated as AFS	41	-	153	194	46	-	213	259
Derivative assets	-	-	210	210	-	-	507	507
	$41	$-	$1,357	$1,398	$46	$-	$1,418	$1,464

Financial Liabilities
Property debt	$-	$-	$56	$56	$-	$-	$54	$54
Other non-current liabilities	-	83	-	83	-	9	133	142
Accounts payable and other liabilities	-	228	-	228	-	-	-	-
	$-	$311	$56	$367	$-	$9	$187	$196

(c)	Market risk

Interest Rate risk

The Business faces interest rate risk on its variable rate financial assets and liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debt in the year of maturity. The following table outlines the impact on interest expense from continuing operations of a 100 basis point increase or decrease in interest rates on the company’s variable rate assets and liabilities and fixed rate debt maturing within one year:

(US$ Millions)	Dec. 31, 2011	Dec. 31, 2010
Parent company bridge loan	$-	$4
BPO Corporate revolving facilities	4	-
Variable rate property debt	71	47
Fixed rate property debt due within one year	3	3
Total	$78	$54

The Business manages interest rate risk by primarily entering into fixed rate operating property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on anticipated refinancing of fixed rate debt.

Foreign currency risk

The Business is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Business is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The company’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the US dollar is summarized below:

	December 31, 2011				December 31, 2010				December 31, 2009
(Millions)	Equity attributable to parent		OCI	Net Income	Equity attributable to parent		OCI	Net Income	Equity attributable to parent		OCI	Net Income
Canadian Dollar	C$	935	$(84)	$-	C$	820	$(74)	$-	C$	1,032	$(89)	$-
Australian Dollar	A$	2,005	(186)	-	A$	1,863	(173)	-	A$	1,997	(163)	-
British Pound		£641	(90)	-		£482	(69)	-		£255	(37)	-
Euro		€83	-	(10)		€83	-	(10)		€83	-	(11)
Brazilian Real	R$	586	(28)	-	R$	265	(14)	-	R$	223	(12)	-
Total			$(388)	$(10)			$(330)	$(10)			$(301)	$(11)

Equity price risk

The Business faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,286,473 of BPO’s common shares. A $1 increase or decrease in BPO’s share price would result in a $1 million gain or loss being recognized in general and administrative expense.

The Business also faces equity price risk related to its 22% common equity interest in Canary Wharf Group plc. A $1 increase in Canary Wharf Group plc’s share would result in a $141 million gain being recognized in fair value gains.

(d)	Credit risk

The company’s maximum exposure to credit risk associated with financial assets is equivalent to the carrying value of each class of financial assets as separately presented in loans and notes receivable, other non-current assets, accounts receivables and other, and cash and cash equivalents.

Credit risk arises on loans and notes receivables in the event that borrowers default on the repayment to the Business. The Business mitigates this risk by attempting to ensure that adequate security has been provided in support of such loans and notes.

Credit risk related to accounts receivable arises from the possibility that tenants may be unable to fulfill their lease commitments. The Business mitigates this risk through diversification, ensuring that borrowers meet minimum credit quality requirements and by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The Business maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of operating property revenue.

The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable and loans and notes receivable past due is not significant.

NOTE 24: RELATED PARTIES

In the normal course of operations, the Business enters into various transactions on market terms with related parties, which have been measured at exchange value and are recognized in the financial statements. The following table summarizes transactions with related parties:

(US$ Millions)	Year ended Dec. 31,
Transactions for the period of	2011	2010	2009
Lease revenue	$2	$2	$2
Interest income	101	71	17
Interest expense	41	7	1
Management fees paid	30	52	43
Management fees received	15	5	-

Balances outstanding as at	Dec. 31, 2011	Dec. 31, 2010
BRPI promissory notes (1)	$470	$-
Loans receivable designated as FVTPL (2)	138	-
Loans and notes receivable (3)	452	1,221
Other current receivables (4)	57	13
Capitalized interest paid to Brookfield	40	39
Property debt payable	64	113
Other liabilities (5)	22	476
(1)	Refer to Note 10 for details of the related put arrangement.
(2)

Includes senior unsecured note receivable from a subsidiary of Brookfield that matures on December 19, 2014. The principal and interest payments on the note receivable are based on the returns of a reference debenture which is, in turn, secured by an equity interest in a publicly traded real estate entity based in Australia.

(3)

The balance includes BPO’s $145 million receivable from Brookfield (refer to Note 9) and BPO’s $200 million loan receivable related to Brookfield’s ownership of BPO’s Class AAA Series E capital securities earning a rate of 108% of bank prime. In 2010, the balance also included BPO’s $504 million loan receivable in cash collateralized total return swaps entered into with Brookfield bearing interest at a weighted average rate of LIBOR plus 2.9% and BREF’s $262 million loan receivable related to its ownership of Trizec debt bearing a weight average rate of LIBOR plus 2.8%.

(4)	The 2011 balance includes a $49 million loan receivable from a subsidiary of Brookfield that is due on March 15, 2012 and secured by commercial office property.
(5)	In 2010, other liabilities included BPO’s bridge facility payable to Brookfield which matured in November 2011.

NOTE 25: SEGMENTED INFORMATION

The Business has four operating segments which are independently reviewed and managed by the chief operating decision maker (“CODM”), who is identified as the company’s chief executive officer. The operating segments are office, retail, multi-family and industrial, and opportunistic investments, located in the United States, Canada, Australia, Brazil and Europe.

Information on the company’s reportable segments is presented below:

The office segment owns and manages commercial office portfolios, located in major financial, energy, resource and government center cities in the United States, Canada, Australia and Europe. Included in the office segment is office development which entails developing office properties on a selective basis throughout North America, Australia and Europe in close proximity to the company’s existing properties.

The retail segment owns interests in retail shopping centers in the United States, Australia and Brazil. The largest investment is a portfolio of U.S. super-regional shopping mall properties held through the company’s economic interest in GGP.

The multi-family and industrial segment currently owns interests in multi-family and industrial properties through Brookfield’s private funds.

The opportunistic investments segment includes interests in Brookfield-sponsored real estate finance and opportunity funds.

The CODM measures and evaluates segment performance based on equity attributable to parent company, net operating income (“NOI”) and funds from operations (“FFO”). NOI and FFO do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. The Business defines these measures as follows:

•	NOI means revenues from operations of consolidated properties less direct operating costs; and
•

FFO: means income, including equity accounted income, before realized gains (losses), fair value gains (losses) (including equity accounted fair value gains (losses)), income tax expense (benefits) and less non-controlling interests.

The following summary presents segmented financial information for the company’s principal geographic areas of business:

(US$ Millions)	Total assets		Total liabilities		Equity attributable to parent
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Office
United States (1)	$15,741	$10,541	$7,710	$4,456	$7,395	$5,678
Canada (2)	4,718	4,393	2,247	2,042	2,044	2,081
Australia (3)	5,186	4,683	2,681	2,529	2,315	2,028
Europe	1,515	1,348	557	565	958	783
Developments	1,713	1,404	738	530	560	509
Unallocated (4)	-	-	1,375	1,466	(6,735)	(5,787)
	28,873	22,369	15,308	11,588	6,537	5,292
Retail
United States	4,282	1,192	51	1	3,938	980
Australia	407	441	185	194	200	247
Brazil	2,430	2,412	1,186	1,432	311	159
Europe	-	315	-	272	-	43
	7,119	4,360	1,422	1,899	4,449	1,429
Multi-Family and Industrial (5)	1,112	1,148	584	625	157	164
Opportunistic Investments (6)	3,213	2,690	1,509	1,311	738	579
	$40,317	$30,567	$18,823	$15,423	$11,881	$7,464
1.	Equity attributable to parent is net of non-controlling interests of $636 million (2010 - $407 million).
2.	Equity attributable to parent is net of non-controlling interests of $427 million (2010 - $270 million).
3.	Equity attributable to parent is net of non-controlling interests of $190 million (2010 - $126 million).
4.	Unallocated liabilities include corporate debt and capital securities. Equity attributable to parent includes non-controlling interests.
5.	Operations primarily in North America.
6.	Operations primarily in North America with interests in Europe, Australia, and Brazil.

(US$ Millions)	Revenue			Net operating income			Funds from operations
	2011	2010	2009	2011	2010	2009	2011	2010	2009

Office
United States (1)	$1,124	$768	$823	$561	$418	$459	$435	$427	$463
Canada (2)	525	540	404	259	243	202	213	227	162
Australia	438	320	286	264	214	154	134	91	75
Europe (3)	49	61	30	32	31	31	20	27	18
Unallocated (4)	-	-	-	-	-	-	(490)	(405)	(395)
	2,136	1,689	1,543	1,116	906	846	312	367	323
Retail
United States	-	6	-	-	-	-	206	(11)	-
Australia	30	39	40	26	24	22	11	11	18
Brazil	167	136	112	111	94	67	(8)	(3)	3
Europe	1	16	26	1	12	13	(1)	(2)	(2)
	198	197	178	138	130	102	208	(5)	19
Multi-Family and Industrial (5)	108	54	26	46	22	13	(5)	3	8
Opportunistic Investments (5)	378	330	252	207	192	163	61	61	41
	$2,820	$2,270	$1,999	$1,507	$1,250	$1,124	$576	$426	$391
1.	2011 funds from operations includes equity accounted income of $172 million (2010 - $232 million; 2009 - $237 million) and is net of non-controlling interests of $53 million (2010 - $34 million; 2009 - $22 million).
2.	2011 funds from operations is net of non-controlling interests of $23 million (2010 - $16 million; 2009 - $13 million).
3.	2011 funds from operations includes a dividend of $16 million from Canary Wharf (2010 - $26 million; 2009 - nil).
4.	Funds from operations includes unallocated interest expense, operating costs and non-controlling interest.
5.	Operations primarily in North America.
6.	Operations primarily in North America with interests in Europe, Australia, and Brazil.

The following table provides a reconciliation of total NOI and FFO to income before income taxes and net income (loss) attributable to parent company for each of the years ended December 31, 2011, 2010, and 2009:

	2011	2010	2009

Net operating income	$1,507	$1,250	$1,124
Share of equity accounted funds from operations	492	309	249
Investment and other income	177	142	98
	2,176	1,701	1,471
Interest expense	(977)	(790)	(635)
General and administrative expense	(84)	(88)	(131)
Depreciation and amortization	(20)	(21)	(16)
Non-controlling interests in funds from operations	(519)	(376)	(298)
Funds from operations	576	426	391
Fair value gains (losses)	1,112	574	(887)
Share of equity accounted fair value gains	1,612	561	(710)
Realized gains	365	250	39
Non-controlling interests in funds from operations	519	376	298
Income (loss) before income taxes	4,184	2,187	(869)
Income tax (expense) benefit	(439)	(78)	135
Net income (loss)	3,745	2,109	(734)
Non-controlling interests	(1,422)	(1,083)	257
Net income (loss) attributable to parent company	$2,323	$1,026	$(477)

The following summary presents financial information by the company’s principal geographic regions in which it operates:

(US$ Millions)	Total revenue			Total non-current assets as at
	2011	2010	2009	Dec. 31, 2011	Dec. 31, 2010

United States	$1,610	$1,158	$1,101	$23,079	$13,829
Canada	525	540	404	4,714	4,331
Australia	468	359	326	6,474	5,717
Brazil	167	136	112	2,175	2,280
Europe	50	77	56	1,557	1,696
	$2,820	$2,270	$1,999	$37,999	$27,853

NOTE 26: APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on March 27, 2012.

Schedule III –

Supplemental Schedule of Investment Property Information

The table below presents the number of operating properties, the related fair value, debt and weighted average year of acquisition by segment as of December 31, 2011.

	Number of properties	Fair Value (2) ($ millions)	Debt (3) ($ millions)	Weighted Average Year of Acquisition (1)
Office Properties
United States	54	$12,911	$6,171	2001
Canada	28	4,571	1,840	1999
Australia	34	3,787	2,416	2007
Europe	1	521	442	2003
	117	21,790	10,869	2002
Retail Properties
Brazil	10	1,850	1,011	2000
Australia	8	364	186	2008
	18	2,214	1,197	2001
Multi-Family and Industrial
United States	9	903	467	2009
	9	903	467	2009
Opportunistic Investments
United States	11	794	336	2007
Canada	1	29	20	2006
	12	823	356	2007
Total	156	$25,730	$12,889	2002
(1)	Weighted against the current fair value of the properties.
(2)	Excludes development properties with a fair value of $1,864 million in the United States, Australia, Canada, Europe, and Brazil.
(3)	Excludes debt related to the development properties in the amount of $832 million in United States, Australia and Brazil.

BROOKFIELD PROPERTY PARTNERS L.P.

Balance sheet

as at March 15, 2012

Report of Independent Registered Chartered Accountants

To the Directors of

Brookfield Property Partners L.P.

We have audited the accompanying balance sheet of Brookfield Property Partners L.P. (the “Partnership”) as at March 15, 2012 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of a balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Partnership as at March 15, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

April 9, 2012

BROOKFIELD PROPERTY PARTNERS L.P.

BALANCE SHEET

(all dollar amounts are in U.S. dollars)

As at March 15, 2012
Assets
Investment (Note 3)	$1,000

$1,000

Partners’ capital	$1,000

$1,000

The accompanying notes are an integral part of these financial statements.

BROOKFIELD PROPERTY PARTNERS L.P.

NOTES TO THE BALANCE SHEET

1.    ORGANIZATION

Brookfield Property Partners L.P. (the “Partnership”) was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2012. The general partner of the Partnership, Brookfield Property Partners Limited, contributed $100 and Brookfield Asset Management Inc. (as a limited partner) contributed $900. The Partnership has been established to serve as the general partner’s primary vehicle to own and operate real property assets on a global basis.

The Partnership’s registered head office is 73 Front Street, Hamilton, HM 12, Bermuda.

The financial statements were approved by the board of directors and authorized for issue on March 27, 2012.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The balance sheet has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Separate Statements of Income, Changes in Partners’ Capital and Cash Flows have not been presented as there have been no activities for this entity.

3.    INVESTMENT

The Partnership made an initial capital contribution of $1,000 to Brookfield Property L.P. (the “Property Partnership”), a limited partnership formed under the laws of Bermuda, in exchange for 1,000 limited partner units of the Property Partnership.

BROOKFIELD PROPERTY PARTNERS LIMITED

Balance sheet

as at March 15, 2012

Report of Independent Registered Chartered Accountants

To the Directors of

Brookfield Property Partners Limited

We have audited the accompanying balance sheet of Brookfield Property Partners Limited (the “Company”) as at March 15, 2012 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of a balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at March 15, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

April 9, 2012

BROOKFIELD PROPERTY PARTNERS LIMITED

BALANCE SHEET

(all dollar amounts are in U.S. dollars)

As at March 15, 2012
Assets
Cash	$100

$100

Shareholder’s Equity
Common Shares – unlimited shares authorized, one issued and outstanding	$100

$100

The accompanying notes are an integral part of these financial statements.

BROOKFIELD PROPERTY PARTNERS LIMITED

NOTES TO THE BALANCE SHEET

1.	ORGANIZATION

Brookfield Property Partners Limited (the “Company”) was formed as a company under the Companies Act 1981 of Bermuda pursuant to a memorandum of association dated December 20, 2011. The Company issued one share of par value $100 upon incorporation. The Company was incorporated to serve as the general partner of Brookfield Property Partners L.P.

The Company’s registered head office is 73 Front Street, Hamilton, HM 12, Bermuda.

The financial statements were approved by the board of directors and authorized for issue on March 27, 2012.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The balance sheet has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Separate Statements of Income, Changes in Shareholder’s Equity and Cash Flows have not been presented as there have been no activities for this entity.

GENERAL GROWTH PROPERTIES, INC.

Consolidated financial statements as at December 31, 2011 and December 31, 2010 and for each of the three-years in the period ended December 31, 2011

GENERAL GROWTH PROPERTIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

Consolidated Financial Statements		Page Number

Reports of Independent Registered Public Accounting Firms:
General Growth Properties, Inc.		F-54
GGP/Homart II L.L.C.		F-55
GGP-TRS L.L.C.		F-56

Consolidated Balance Sheets as of December 31, 2011 and 2010		F-57
Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2011, the period November 10, 2010 through December 31, 2010 (Successor operations), the period January 1, 2010 through November 9, 2010 and the year ended December 31, 2009 (Predecessor operations)		F-58
Consolidated Statements of Equity for the year ended December 31, 2011, the period November 10, 2010 through December 31, 2010 (Successor operations), the period January 1, 2010 through November 9, 2010 and the year ended December 31, 2009 (Predecessor operations)		F-59
Consolidated Statements of Cash Flows for the year ended December 31, 2011, the period November 10, 2010 through December 31, 2010 (Successor operations), the period January 1, 2010 through November 9, 2010 and the year ended December 31, 2009 (Predecessor operations)		F-61

Notes to Consolidated Financial Statements:

Note 1	Organization	F-63
Note 2	Chapter 11 and the Plan	F-64
Note 3	Summary of Significant Accounting Policies	F-65
Note 4	Acquisitions, Dispositions and Intangibles	F-74
Note 5	Discontinued Operations and Gains (Losses) on Dispositions of Interests in Operating Properties	F-79
Note 6	Unconsolidated Real Estate Affiliates	F-80
Note 7	Mortgages, Notes and Loans Payable	F-82
Note 8	Income Taxes	F-84
Note 9	Warrant Liability	F-88
Note 10	Rentals under Operating Leases	F-89
Note 11	Equity and Redeemable Noncontrolling Interests	F-90
Note 12	Earnings Per Share	F-92
Note 13	Stock-Based Compensation Plans	F-93
Note 14	Other Assets	F-97
Note 15	Other Liabilities	F-98
Note 16	Accumulated Other Comprehensive (Loss) Income	F-98
Note 17	Litigation	F-98
Note 18	Commitments and Contingencies	F-99
Note 19	Subsequent Events	F-100
Note 20	Quarterly Financial Information (Unaudited)	F-101
Note 21	Pro Forma Financial Information (Unaudited)	F-101

Consolidated Financial Statement Schedule

Report of Independent Registered Public Accounting Firm		F-103
Schedule III — Real Estate and Accumulated Depreciation		F-104

GENERAL GROWTH PROPERTIES, INC.

All other schedules are omitted since the required information is either not present in any amounts, is not present in amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements and related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

General Growth Properties, Inc.

Chicago, Illinois

We have audited the accompanying consolidated balance sheets of General Growth Properties, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the year ended December 31, 2011 and for the period from November 10, 2010 through December 31, 2010 (Successor Company operations), and for the period from January 1, 2010 through November 9, 2010 and for the year ended December 31, 2009 (Predecessor Company operations). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of GGP/Homart II L.L.C. and GGP TRS L.L.C., the Company’s investments in which are accounted for by use of the equity method. The Company’s equity of $800,784,000 and $846,369,000 in GGP/Homart II L.L.C.’s net assets as of December 31, 2011 and 2010, respectively, and of $(4,740,000), $(1,109,000), and $(307,000) in GGP/Homart II L.L.C.’s net income (loss) for each of the three years in the respective period ended December 31, 2011 are included in the accompanying financial statements. The Company’s equity of $229,519,000 and $190,375,000 in GGP-TRS L.L.C.’s net assets as of December 31, 2011 and 2010, respectively, and of $(4,620,000), $(16,403,000) and $(8,624,000) in GGP-TRS L.L.C.’s net income (loss) for each of the three years in the respective period ended December 31, 2011 are included in the accompanying financial statements. The financial statements of GGP/Homart II L.L.C. and GGP-TRS L.L.C. were audited by other auditors related to the periods listed above whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based on the reports of the other auditors and the procedures that we considered necessary in the circumstances with respect to the inclusion of the Company’s equity investments and equity method income in the accompanying consolidated financial statements taking into consideration (1) the basis adjustments of the equity method investments as a result of the revaluation of the investments to fair value discussed in Note 4 and (2) the allocation of the equity method investment income from the operations of these investees between the two periods within the calendar year 2010 for the Predecessor Company and Successor Company.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the Successor Company consolidated financial statements present fairly, in all material respects, the financial position of General Growth Properties, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the year ended December 31, 2011 and the period from November 10, 2010 through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, based on our audits and the reports of the other auditors, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period from January 1, 2010 through November 9, 2010 and the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on October 21, 2010, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective on November 9, 2010. Accordingly, the accompanying financial statements have been prepared in conformity with ASC 852-10, Reorganizations, and ASC 805-10, Business Combinations, for the Successor Company as a new entity including assets, liabilities, and a capital structure with carrying values not comparable with prior periods as described in Note 4 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (as not separately presented herein) dated February 29, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 29, 2012

Report of Independent Registered Public Accounting Firm

The Members

GGP/Homart II L.L.C.:

We have audited the consolidated balance sheets of GGP/Homart II L.L.C. (a Delaware Limited Liability Company) and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in capital, and cash flows for each of the years in the three-year period ended December 31, 2011 (not presented separately herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GGP/Homart II L.L.C. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois

February 27, 2012

Report of Independent Registered Public Accounting Firm

The Members

GGP-TRS L.L.C.:

We have audited the consolidated balance sheets of GGP-TRS L.L.C. (a Delaware Limited Liability Company) and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in members’ capital, and cash flows for each of the years in the three-year period ended December 31, 2011 (not presented separately herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GGP-TRS L.L.C. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois

February 27, 2012

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
Assets:	(Dollars in thousands, except share amounts)
Investment in real estate:
Land	$4,608,021	$4,722,674
Buildings and equipment	19,813,510	20,300,355
Less accumulated depreciation	(973,027)	(129,794)
Developments in progress	135,807	117,137

Net property and equipment	23,584,311	25,010,372
Investment in and loans to/from Unconsolidated Real Estate Affiliates	3,052,973	3,153,698

Net investment in real estate	26,637,284	28,164,070
Cash and cash equivalents	572,872	1,021,311
Accounts and notes receivable, net	218,455	114,099
Deferred expenses, net	169,545	175,669
Prepaid expenses and other assets	1,803,796	2,300,452
Assets held for disposition	116,199	591,778

Total assets	$29,518,151	$32,367,379

Liabilities:
Mortgages, notes and loans payable	$17,129,506	$17,841,757
Accounts payable and accrued expenses	1,444,280	1,893,571
Dividend payable	526,332	38,399
Deferred tax liabilities	29,220	36,463
Tax indemnification liability	303,750	303,750
Junior Subordinated Notes	206,200	206,200
Warrant liability	985,962	1,041,004
Liabilities held for disposition	89,761	592,122

Total liabilities	20,715,011	21,953,266

Redeemable noncontrolling interests:
Preferred	120,756	120,756
Common	103,039	111,608

Total redeemable noncontrolling interests	223,795	232,364

Commitments and Contingencies	-	-

Redeemable Preferred Stock: as of December 31, 2011 and December 31, 2010, $0.01 par value, 500,000 shares authorized, none issued and outstanding	-	-

Equity:
Common stock: as of December 31, 2011, $0.01 par value, 11,000,000,000 shares authorized and 935,307,487 shares issued and outstanding; as of December 31, 2010, $0.01 par value, 11,000,000,000 shares authorized and 941,880,014 shares issued and outstanding	9,353	9,419
Additional paid-in capital	10,405,318	10,681,586
Retained earnings (accumulated deficit)	(1,883,569)	(612,075)
Accumulated other comprehensive income (loss)	(47,773)	172

Total stockholders’ equity	8,483,329	10,079,102
Noncontrolling interests in consolidated real estate affiliates	96,016	102,647

Total equity	8,579,345	10,181,749

Total liabilities and equity	$29,518,151	$32,367,379

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
	(Dollars in thousands, except for per share amounts)
Revenues:
Minimum rents	$1,738,246	$255,599	$1,522,703	$1,805,463
Tenant recoveries	794,378	108,994	690,292	824,095
Overage rents	67,309	19,691	34,540	47,972
Management fees and other corporate revenues	61,173	8,887	54,351	75,304
Other	81,836	15,946	61,069	77,130

Total revenues	2,742,942	409,117	2,362,955	2,829,964

Expenses:
Real estate taxes	254,253	35,712	217,270	251,227
Property maintenance costs	110,052	20,030	89,551	101,281
Marketing	38,447	12,300	24,185	32,134
Other property operating costs	455,611	67,135	385,325	458,656
Provision for doubtful accounts	6,223	471	15,603	25,674
Property management and other costs	205,759	29,837	136,787	170,455
General and administrative	36,003	22,262	24,895	94,322
Provisions for impairment	64,337	-	4,516	393,076
Depreciation and amortization	979,328	136,207	561,861	694,139

Total expenses	2,150,013	323,954	1,459,993	2,220,964

Operating income	592,929	85,163	902,962	609,000

Interest income	2,464	723	1,524	1,589
Interest expense	(958,612)	(139,171)	(1,259,275)	(1,282,725)
Warrant liability adjustment	55,042	(205,252)	-	-

Loss before income taxes, equity in income (loss) of Unconsolidated Real Estate Affiliates, reorganization items, discontinued operations and noncontrolling interests	(308,177)	(258,537)	(354,789)	(672,136)
(Provision for) benefit from income taxes	(9,256)	8,909	60,456	(6,570)
Equity in income (loss) of Unconsolidated Real Estate Affiliates	2,898	(504)	21,857	32,843
Reorganization items	-	-	(339,314)	118,872

Loss from continuing operations	(314,535)	(250,132)	(611,790)	(526,991)
Discontinued operations	7,654	(5,952)	(600,618)	(777,725)

Net loss	(306,881)	(256,084)	(1,212,408)	(1,304,716)
Allocation to noncontrolling interests	(6,291)	1,868	26,650	20,027

Net loss attributable to common stockholders	$(313,172)	$(254,216)	$(1,185,758)	$(1,284,689)

Basic Loss Per Share:
Continuing operations	$(0.34)	$(0.26)	$(1.89)	$(1.62)
Discontinued operations	0.01	(0.01)	(1.85)	(2.49)

Total basic loss per share	$(0.33)	$(0.27)	$(3.74)	$(4.11)

Diluted Loss Per Share:
Continuing operations	$(0.38)	$(0.26)	$(1.89)	$(1.62)
Discontinued operations	0.01	(0.01)	(1.85)	(2.49)

Total diluted loss per share	$(0.37)	$(0.27)	$(3.74)	$(4.11)

Dividends declared per share	$0.83	$0.38	$-	$0.19

Comprehensive Loss, Net:
Net loss	$(306,881)	$(256,084)	$(1,212,408)	$(1,304,716)
Other comprehensive (loss) income:
Net unrealized gains on financial instruments	-	129	15,024	18,148
Accrued pension adjustment	-	-	1,745	763
Foreign currency translation	(48,545)	75	(16,552)	47,008
Unrealized gains (losses) on available-for-sale securities	263	(32)	38	533

Other comprehensive (loss) income	(48,282)	172	255	66,452

Comprehensive loss	(355,163)	(255,912)	(1,212,153)	(1,238,264)
Comprehensive loss allocated to noncontrolling interests	(5,954)	1,869	26,604	(10,573)

Comprehensive loss, net, attributable to common stockholders	$(361,117)	$(254,043)	$(1,185,549)	$(1,248,837)

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Equity
	(Dollars in thousands)
Balance at January 1, 2009 (Predecessor)	$2,704	$3,454,903	$(1,488,586)	$(56,128)	$(76,752)	$24,266	$1,860,407
Net (loss) income			(1,284,689)			1,822	(1,282,867)
Distributions declared ($0.19 per share)			(59,352)				(59,352)
Distributions to noncontrolling interests in consolidated Real Estate Affiliates						(1,712)	(1,712)
Conversion of operating partnership units to common stock (43,408,053 common shares)	434	324,055					324,489
Issuance of common stock (69,309 common shares)	1	42					43
Restricted stock grant, net of forfeitures and compensation expense (372 common shares)	(1)	2,669					2,668
Other comprehensive income				55,879			55,879
Adjustment for noncontrolling interest in operating partnership		13,200					13,200
Adjust noncontrolling interest in operating partnership units		(65,416)					(65,416)

Balance at December 31, 2009 (Predecessor)	$3,138	$3,729,453	$(2,832,627)	$(249)	$(76,752)	$24,376	$847,339

Net (loss) income			(1,185,758)			1,545	(1,184,213)
Distributions to noncontrolling interests in consolidated Real Estate Affiliates						(1,927)	(1,927)
Restricted stock grants, net of forfeitures and compensation expense (87,059 common shares)	1	8,309					8,310
Issuance of common stock—payment of dividend (4,923,287 common shares)	49	53,346					53,395
Other comprehensive income				47,684			47,684
Adjust noncontrolling interest in operating partnership units		(38,854)					(38,854)
Distribution of HHC			(1,487,929)	1,268		(808)	(1,487,469)

Balance at November 9, 2010 (Predecessor)	$3,188	$3,752,254	$(5,506,314)	$48,703	$(76,752)	$23,186	$(1,755,735)

Effects of acquisition accounting:
Elimination of Predecessor common stock	(3,188)	(3,752,254)			76,752	(23,186)	(3,701,876)
Elimination of Predecessor accumulated deficit and accumulated other comprehensive income			5,506,314	(48,703)			5,457,611
Issuance of common stock pursuant to the Plan (643,780,488 common shares, net of 120,000,000 stock warrants issued and stock issuance costs)	6,438	5,569,060					5,575,498
Issuance of common stock to existing common shareholders pursuant to the Plan	3,176	4,443,515					4,446,691
Restricted stock grants, net of forfeitures and compensation expense (1,725,000 common shares)	17	(17)					-
Change in basis for noncontrolling interests in consolidated real estate affiliates						102,169	102,169

Balance at November 10, 2010 (Successor)	$9,631	$10,012,558	$-	$-	$-	$102,169	$10,124,358

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Equity
	(Dollars in thousands)

Balance at November 10, 2010 (Successor)	$9,631	$10,012,558	$-	$-	$-	$102,169	$10,124,358

Net (loss) income			(254,216)			534	(253,682)
Issuance of common stock (154,886,000 common shares, net of stock issuance costs)	1,549	2,145,488					2,147,037
Clawback of common stock pursuant to the Plan (179,276,244 common shares)	(1,792)	(1,797,065)					(1,798,857)
Restricted stock grants, net of forfeitures and compensation expense (1,315,593 common shares)	13	5,026					5,039
Stock options exercised (1,828,369 common shares)	18	4,978					4,996
Distributions to noncontrolling interests in consolidated Real Estate Affiliates						(416)	(416)
Other comprehensive income				172			172
Adjustment for noncontrolling interest in operating partnership		(11,522)					(11,522)
Issuance of subsidiary preferred shares (360 preferred shares)						360	360
Cash distributions declared ($0.038 per share)			(35,736)				(35,736)
Stock distributions declared ($0.342 per share)		322,123	(322,123)				-

Balance at December 31, 2010 (Successor)	$9,419	$10,681,586	$(612,075)	$172	$-	$102,647	$10,181,749

Net loss			(313,172)			(1,075)	(314,247)
Distributions to noncontrolling interests in consolidated Real Estate Affiliates						(5,556)	(5,556)
Issuance of common stock - payment of dividend (22,256,121 common shares)	223	(244)	21				-
Restricted stock grant, net of forfeitures and compensation expense (341,895 common shares)	(3)	11,578	(307)				11,268
Stock options exercised (121,439 common shares)	1	834					835
Purchase and cancellation of common shares (35,833,537 common shares)	(358)	(398,590)	(154,562)				(553,510)
Cash dividends reinvested (DRIP) in stock (7,225,345 common shares)	71	115,292					115,363
Other comprehensive loss				(47,945)			(47,945)
Cash distributions declared ($0.40 per share)		(16)	(376,824)				(376,840)
Cash redemptions for common units in excess of carrying value		(648)					(648)
Adjustment for noncontrolling interest in operating partnership		(4,474)					(4,474)
Dividend for RPI Spin-off (Note 11)			(426,650)				(426,650)

Balance at December 31, 2011 (Successor)	$9,353	$10,405,318	$(1,883,569)	$(47,773)	$-	$96,016	$8,579,345

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
	(In thousands)
Cash Flows from Operating Activities:
Net loss	$(306,881)	$(256,084)	$(1,212,408)	$(1,304,716)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in (income) loss of Unconsolidated Real Estate Affiliates	(2,898)	504	(28,064)	(49,350)
Provision for impairment from Equity in income of Unconsolidated Real Estate Affiliates	-	-	20,200	44,511
Provision for doubtful accounts	7,944	480	19,472	30,331
Distributions received from Unconsolidated Real Estate Affiliates	18,226	4,745	52,150	37,403
Depreciation	942,400	137,820	565,330	707,183
Amortization	43,286	4,454	38,323	47,978
Amortization/write-off of deferred finance costs	2,705	-	27,885	34,621
(Accretion) amortization/write-off of debt market rate adjustments	(60,093)	(2,898)	80,733	-
Amortization of intangibles other than in-place leases	144,239	15,977	3,977	833
Straight-line rent amortization	(89,728)	(3,204)	(31,101)	(26,582)
Deferred income taxes including tax restructuring benefit	(3,148)	(6,357)	(497,890)	833
Non-cash interest expense on Exchangeable Senior Notes	-	-	21,618	27,388
Non-cash interest expense resulting from termination of interest rate swaps	-	-	9,635	(9,635)
Non-cash interest income related to properties held for sale	-	-	(33,417)	-
(Gain) loss on dispositions	(4,332)	4,976	(6,684)	966
Provisions for impairment	68,382	-	35,893	1,223,810
Loss on HHC distribution	-	-	1,117,961	-
Payments pursuant to Contingent Stock Agreement	-	(220,000)	(10,000)	(4,947)
Land/residential development and acquisitions expenditures	-	-	(66,873)	(78,240)
Cost of land and condominium sales	-	-	74,302	22,019
Revenue recognition of deferred land and condominium sales	-	-	(36,443)	-
Warrant liability adjustment	(55,042)	205,252	-	-
Reorganization items - finance costs related to emerged entities/DIP Facility	-	-	180,790	69,802
Non-cash reorganization items	-	-	12,503	(266,916)
Glendale Matter deposit	-	-	-	67,054
Net changes:
Accounts and notes receivable	(30,239)	14,751	79,636	(22,601)
Prepaid expenses and other assets	13,741	26,963	(113,734)	(11,123)
Deferred expenses	(67,719)	(6,282)	(16,517)	(34,064)
Decrease (increase) in restricted cash	17,407	(78,489)	(76,513)	-
Accounts payable and accrued expenses	(135,448)	(203,084)	(137,618)	355,025
Other, net	-	1,869	(32,128)	9,683

Net cash provided by (used in) operating activities	502,802	(358,607)	41,018	871,266

Cash Flows from Investing Activities:
Acquisition/development of real estate and property additions/improvements	(253,276)	(54,083)	(223,373)	(252,844)
Proceeds from sales of investment properties	627,872	108,914	39,450	6,416
Proceeds from sales of investment in Unconsolidated Real Estate Affiliates	74,906	-	94	-
Contributions to Unconsolidated Real Estate Affiliates	(92,101)	(6,496)	(51,448)	(154,327)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	131,290	19,978	160,624	74,330
Loans to Unconsolidated Real Estate Affiliates, net	-	-	-	(9,666)
(Increase) decrease in restricted cash	(2,975)	(4,943)	(10,363)	6,260
Distributions of HHC	-	-	(3,565)	-
Other, net	(293)	-	(579)	(4,723)

Net cash provided by (used in) investing activities	485,423	63,370	(89,160)	(334,554)

Cash Flows from Financing Activities:
Proceeds from refinance/issuance of the DIP facility	-	-	-	400,000
Proceeds from (repayment of) Pershing Note (Note 2)	-	(350,000)	350,000	-
Clawback of common stock pursuant to the Plan (Note 2)	-	(1,798,857)	-	-
Principal payments on mortgages, notes and loans payable pursuant to the Plan	-	-	(2,258,984)	-
Proceeds from refinance/issuance of mortgages, notes and loans payable	2,145,848	-	431,386	-
Principal payments on mortgages, notes and loans payable	(2,797,540)	(226,319)	(758,182)	(379,559)
Deferred finance costs	(19,541)	-	-	(2,614)
Finance costs related to the Plan	-	-	(180,790)	(69,802)
Cash distributions paid to common stockholders	(319,799)	-	(5,957)	-
Cash dividends reinvested (DRIP) in common stock	115,363	-	-	-
Cash distributions paid to holders of common units	(6,802)	-	-	(1,327)
Cash dividends paid to holders of perpetual and convertible preferred units	-	-	(16,199)	-
Purchase and cancellation of common shares	(553,510)	-	-	-
Proceeds from issuance of common stock and warrants, including from common stock plans	-	2,147,037	3,371,769	43
Other, net	(683)	7,088	(1,698)	1,950

Net cash (used in) provided by financing activities	(1,436,664)	(221,051)	931,345	(51,309)

Net change in cash and cash equivalents	(448,439)	(516,288)	883,203	485,403
Cash and cash equivalents at beginning of period	1,021,311	1,537,599	654,396	168,993

Cash and cash equivalents at end of period	$572,872	$1,021,311	$1,537,599	$654,396

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
	(In thousands)
Supplemental Disclosure of Cash Flow Information:
Interest paid	$903,758	$93,987	$1,409,681	$1,061,512
Interest capitalized	1,914	208	2,627	53,641
Income taxes paid	9,422	179	5,247	19,826
Reorganization items paid	128,070	154,668	317,774	120,726
Third party property and cash exchange	44,672	-	-	-

Non-Cash Transactions:
Change in accrued capital expenditures included in accounts payable and accrued expenses	$(13,810)	$5,928	$(73,618)	$(86,367)
Common stock issued in exchange for Operating Partnership Units	-	-	3,224	324,489
Change in deferred contingent property acquisition liabilities	-	-	161,622	(174,229)
Deferred finance costs payable in conjunction with the DIP facility	-	-	-	19,000
Mortgage debt market rate adjustments related to Emerged Debtors prior to the Effective Date	-	-	323,318	342,165
Recognition of note payable in conjunction with land held for development and sale	-	-	-	6,520
Gain on Aliansce IPO	-	-	9,652	-
Debt payoffs via deeds in-lieu	161,524	-	97,539	-
Non-Cash Stock Transactions related to the Plan
Stock issued for paydown of the DIP facility	-	-	400,000	-
Stock issued for debt paydown pursuant to the Plan	-	-	2,638,521	-
Stock issued for reorganization costs pursuant to the Plan	-	-	960	-
Rouse Properties, Inc. Dividend:
Non-cash dividend for RPI Spin-Off	426,650	-	-	-
Non-Cash Distribution of HHC Spin-Off:
Assets	-	-	3,618,819	-
Liabilities and equity	-	-	(3,622,384)	-
Decrease in assets and liabilities resulting from the contribution of two wholly-owned malls into two newly-formed unconsolidated joint ventures
Assets	$(349,942)	$-	$-	$-
Liabilities	(234,962)	-	-	-

Supplemental Disclosure of Cash Flow Information Related to Acquisition Accounting:
Non-cash changes related to acquisition accounting:
Land	$-	$-	$1,726,166	$-
Buildings and equipment	-	-	(1,605,345)	-
Less accumulated depreciation	-	-	4,839,700	-
Investment in and loans to/from Unconsolidated Real Estate Affiliates	-	-	1,577,408	-
Deferred expenses, net	-	-	(258,301)	-
Mortgages, notes and loans payable	-	-	(421,762)	-
Equity	-	-	(6,421,548)	-

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1        ORGANIZATION

General

General Growth Properties, Inc. (“GGP”, the “Successor” or the “Company”), a Delaware corporation, formerly known as New GGP, Inc., was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a “REIT”. GGP is the successor registrant, by merger, on November 9, 2010 (the “Effective Date”) to GGP, Inc. (the “Predecessor”). The Predecessor had filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the Southern District of New York (the “Bankruptcy Court”) on April 16, 2009 (the “Petition Date”) and emerged from bankruptcy, pursuant to a plan of reorganization (the “Plan”) on the Effective Date as described below. In these notes, the terms “we,” “us” and “our” refer to GGP and its subsidiaries or, in certain contexts, the Predecessor and its subsidiaries.

GGP, through its subsidiaries and affiliates, operates, manages, develops and acquires retail and other rental properties, primarily regional malls, which are predominantly located throughout the United States. GGP also holds assets in Brazil through investments in Unconsolidated Real Estate Affiliates (as defined below). Prior to the Effective Date, the Predecessor had also developed and sold land for residential, commercial and other uses primarily in large-scale, long-term master planned community projects in and around Columbia, Maryland; Summerlin, Nevada; and Houston, Texas, as well as one residential condominium project located in Natick (Boston), Massachusetts.

Substantially all of our business is conducted through GGP Limited Partnership (the “Operating Partnership” or “GGPLP”). As of December 31, 2011, GGP holds approximately a 99% common equity ownership (without giving effect to the potential conversion of the Preferred Units as defined below) of the Operating Partnership, while the remaining 1% is held by limited partners that indirectly include family members of the original stockholders of the Predecessor and certain previous contributors of properties to the Operating Partnership.

The Operating Partnership also has preferred units of limited partnership interest (the “Preferred Units”) outstanding. The terms of the Preferred Units provide that the Preferred Units are convertible into Common Units which then are redeemable for cash or, at our option, shares of GGP common stock (Note 11).

In addition to holding ownership interests in various joint ventures, the Operating Partnership generally conducts its operations through the following subsidiaries:

•

The Rouse Company, LLC (“TRCLLC”), which has ownership interests in certain Consolidated Properties and Unconsolidated Properties (each as defined below) and is the borrower of certain unsecured bonds (Note 7).

•

General Growth Management, Inc. (“GGMI”), a taxable REIT subsidiary (a “TRS”), which manages, leases, and performs various services for some of our Unconsolidated Real Estate Affiliates (defined below) and, through July 2010, had performed such services for 19 properties owned by unaffiliated third parties, all located in the United States. GGMI also performs marketing and strategic partnership services at all of our Consolidated Properties.

In this Annual Report, we refer to our ownership interests in properties in which we own a majority or controlling interest and, as a result, are consolidated under generally accepted accounting principles in the United States of America (“GAAP”) as the “Consolidated Properties.” We also hold some properties through joint venture entities in which we own a non-controlling interest (“Unconsolidated Real Estate Affiliates”) and we refer to those properties as the “Unconsolidated Properties”.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2        CHAPTER 11 AND THE PLAN

In April 2009, the Predecessor and certain of its domestic subsidiaries (the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the bankruptcy court of the Southern District of New York (the “Bankruptcy Court”).

On October 21, 2010, the Bankruptcy Court entered an order confirming the Debtors’ plan of reorganization (the “Plan”). Pursuant to the Plan, on the Effective Date, the Predecessor merged with a wholly-owned subsidiary of New GGP, Inc. and New GGP, Inc. was re-named General Growth Properties, Inc. Also pursuant to the Plan, prepetition creditor claims were satisfied in full and equity holders received newly issued common stock in New GGP, Inc. and in Howard Hughes Corporation (“HHC”), a newly formed company. After that distribution, HHC became a publicly-held company, majority-owned by the Predecessor’s previous stockholders. GGP does not own any interest in HHC as of the Effective Date.

The Plan was based on the agreements (collectively, as amended and restated, the “Investment Agreements”) with REP Investments LLC, an affiliate of Brookfield Asset Management Inc. (the “Brookfield Investor”), an affiliate of Fairholme Funds, Inc. (“Fairholme”) and an affiliate of Pershing Square Capital Management, L.P. (“Pershing Square” and together with the Brookfield Investor and Fairholme, the “Plan Sponsors”), pursuant to which the Predecessor would be divided into two companies, New GGP, Inc. and HHC, and the Plan Sponsors would invest in the Company’s standalone emergence plan. In addition, the Predecessor entered into an investment agreement with Teachers Retirement System of Texas (“Texas Teachers”) to purchase shares of GGP common stock at $10.25 per share. The Plan Sponsors also entered into an agreement with affiliates of the Blackstone Group (“Blackstone”) whereby Blackstone subscribed for equity in New GGP, Inc. and agreed to purchase shares of GGP common stock at $10.00 per share and also invest in HHC.

Pursuant to the Investment Agreements, the Plan Sponsors and Blackstone purchased on the Effective Date $6.3 billion of New GGP, Inc. common stock at $10.00 per share and $250.0 million of HHC common stock at $47.61904 per share. Also, pursuant to the Investment Agreement with Pershing Square, 35 million shares (representing $350 million of Pershing Square’s equity capital commitment) were designated as “put shares”. The payment for these 35 million shares was fulfilled on the Effective Date by the payment of cash at closing in exchange for unsecured notes to Pershing Square which were scheduled to be payable six months from the Effective Date (the “Pershing Square Bridge Notes). The Pershing Square Bridge Notes were pre-payable at any time without premium or penalty. In addition, we had the right (the “put right”) to sell up to 35 million shares of common stock, subject to reduction as provided in the Investment Agreement, to Pershing Square at $10.00 per share (adjusted for dividends) within six months following the Effective Date to fund the repayment of the Pershing Square Bridge Notes to the extent that they had not already been repaid. In connection with our reserving shares for repurchase after the Effective Date, we paid to Fairholme and/or Pershing Square, as applicable, in cash on the Effective Date, an amount equal to approximately $38.75 million. No fee was required to be paid to Texas Teachers. In addition, pursuant to agreement, the Texas Teachers purchased on the Effective Date $500 million of New GGP, Inc. common stock at $10.25 per share.

Pursuant to the terms of the Investment Agreements, the Plan Sponsors and Blackstone were issued warrants (the “Warrants”), which included eight million warrants to purchase common stock of HHC at an exercise price of $50.00 per share and 120 million warrants to purchase common stock of GGP (Note 9).

Pursuant to the Plan, each holder of a share of Predecessor common stock received on the Effective Date a distribution of 0.098344 of a share of common stock of HHC. Following the distribution of the shares of HHC common stock, each existing share of common stock converted into and represented the right to receive one share of GGP common stock. No fractional shares of HHC or GGP, Inc. were issued (i.e., the number of shares

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

issued to each record holder was “rounded down”). Following these transactions, the Predecessor common stock ceased to exist.

After the transactions on the Effective Date, the Plan Sponsors, Blackstone (as it exercised its subscription rights described above) and Texas Teachers owned a majority of the outstanding common stock of GGP. The Predecessor common stockholders held approximately 317 million shares of GGP common stock at the Effective Date; whereas, the Plan Sponsors, Blackstone and Texas Teachers held approximately 644 million shares of GGP common stock on such date.

The Investment Agreements with Fairholme and Pershing Square permitted us to repurchase (within 45 days of the Effective Date) up to 155 million shares in the aggregate issued to those investors at a price of $10.00 per share. We had a similar right for up to 24.4 million shares issued to Texas Teachers at a price of $10.25 per share (the “Clawback”). In November 2010, we sold an aggregate of approximately 154.9 million common shares to the public at $14.75 per share and repurchased an equal number of shares from Fairholme and Pershing as permitted under the Clawback and repaid the Pershing Square Bridge Notes in full, including accrued interest. We also used a portion of the offering proceeds after such repurchase to repurchase approximately 24.4 million shares from Texas Teachers, also as permitted under the Clawback.

NOTE 3        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of GGP, our subsidiaries and joint ventures in which we have a controlling interest. For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner’s ownership percentage) is included in noncontrolling interests in Consolidated Real Estate Affiliates as permanent equity of the Company. All significant intercompany balances and transactions have been eliminated.

We operate in a single reportable segment referred to as our retail and other segment, which includes the operation, development and management of retail and other rental properties, primarily regional malls. Our portfolio of regional malls represents a collection of retail properties that are targeted to a range of market sizes and consumer tastes. Each of our operating properties is considered a separate operating segment, as each property earns revenues and incurs expenses, individual operating results are reviewed and discrete financial information is available. We do not distinguish or group our consolidated operations based on geography, size or type. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues. As a result, the Company’s operating properties are aggregated into a single reportable segment.

Through the Effective Date in 2010, we had two reportable segments (Retail and Other and Master Planned Communities) which offered different products and services. Our segments were managed separately because each required different operating strategies or management expertise. On the Effective Date, the assets included in the Master Planned Communities segment were distributed to HHC pursuant to the Plan (Note 2) and are therefore no longer reported as a reportable segment.

Reclassifications

Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current period presentation as a result of discontinued operations. Amounts included on the statements of operations for properties sold or to be disposed of have been reclassified to discontinued operations for all periods presented. However, two properties previously classified as held for sale, Mall St. Vincent and Southland Center, were reclassified as held for use in the first quarter of 2011 and have been included in continuing

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

operations for all periods presented in the accompanying consolidated financial statements (Note 5). Lastly, certain prior period statement of operations disclosures in the accompanying footnotes have been restated to exclude amounts which have been reclassified to discontinued operations.

Properties

Real estate assets are stated at cost less any provisions for impairments. As discussed in Note 4, the real estate assets were recorded at fair value pursuant to the application of acquisition accounting on the Effective Date. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized to the extent the total carrying amount of the property does not exceed the estimated fair value of the completed property. Real estate taxes and interest costs incurred during construction periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the constructed assets.

Pre-development costs, which generally include legal and professional fees and other third-party costs directly related to the construction assets, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed (see also our impairment policies in this Note 3 below).

Tenant improvements, either paid directly or in the form of construction allowances paid to tenants, are capitalized and depreciated over the shorter of the useful life or the applicable lease term. Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred.

We periodically review the estimated useful lives of our properties. Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

Years
Buildings and improvements	45
Equipment and fixtures	5-10
Tenant improvements	Shorter of useful life or applicable lease term

Accumulated depreciation was reset to zero on the Effective Date as described in Note 4 in conjunction with the application of the acquisition method of accounting due to the Plan and the Investment Agreements.

Impairment

General

Carrying values of our properties were reset to fair value on the Effective Date as provided by the acquisition method of accounting. Impairment charges could be taken in the future if economic conditions change or if the plans regarding such assets change. Therefore, we can provide no assurance that material impairment charges with respect to our assets, including operating properties, investments in Unconsolidated Real Estate Affiliates and developments in progress, will not occur in future periods. Accordingly, we will continue to monitor circumstances and events in future periods to determine whether impairments are warranted.

Operating properties

Accounting for the impairment of long-lived assets requires that if impairment indicators exist and the undiscounted cash flows expected to be generated by an asset are less than its carrying amount, an impairment provision should be recorded to write down the carrying amount of such asset to its fair value. We review our

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

consolidated assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment indicators are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income, significant occupancy percentage changes, debt maturities, management’s intent with respect to the assets and prevailing market conditions.

Impairment indicators for pre-development costs, which are typically costs incurred during the beginning stages of a potential development and developments in progress are assessed by project and include, but are not limited to, significant changes in the Company’s plans with respect to the project, significant changes in projected completion dates, tenant demand, anticipated revenues or cash flows, development costs, market factors and sustainability of development projects.

If an indicator of potential impairment exists, the asset is tested for recoverability by comparing its carrying amount to the estimated future undiscounted cash flows. The cash flow estimates used both for determining recoverability and estimating fair value are inherently judgmental and reflect current and projected trends in rental, occupancy and capitalization rates, and estimated holding periods for the applicable assets. Although the carrying amount may exceed the estimated fair value of certain assets, a real estate asset is only considered to be impaired when its carrying amount cannot be recovered through estimated future undiscounted cash flows. To the extent an impairment provision is determined to be necessary, the excess of the carrying amount of the asset over its estimated fair value is expensed to operations. In addition, the impairment provision is allocated proportionately to adjust the carrying amount of the asset group. The adjusted carrying amount, which represents the new cost basis of the asset, is depreciated over the remaining useful life of the asset.

During the respective periods, we determined there were events and circumstances indicating that certain properties were not recoverable and therefore required impairments. As such, we recorded impairment charges related to three operating properties and one non-income producing asset of $68.3 million for the year ended December 31, 2011. In 2011, these provisions reduced the carrying value of certain assets to approximately $37.5 million below the approximately $83.9 million of nonrecourse notes payable related to those assets. The Predecessor recorded impairment charges related to operating properties and properties under development of $35.3 million for the period from January 1, 2010 through November 9, 2010 and $1.08 billion for the year ended December 31, 2009. These impairment charges are included in provisions for impairment in our Consolidated Statements of Operations and Comprehensive Income (Loss), except for $4.0 million for the year ended December 31, 2011, $30.8 million for the period from January 1, 2010 through November 9, 2010 and $831.1 million for the year ended December 31, 2009, which are included in discontinued operations in our Consolidated Statements of Operations and Comprehensive Income (Loss).

Investment in Unconsolidated Real Estate Affiliates

According to the guidance related to the equity method of accounting for investments, a series of operating losses of an investee or other factors may indicate that an other-than-temporary decrease in value of our investment in the Unconsolidated Real Estate Affiliates has occurred. The investment in each of the Unconsolidated Real Estate Affiliates is evaluated periodically and as deemed necessary for valuation declines below the carrying amount. Accordingly, in addition to the property-specific impairment analysis that we perform for such joint ventures (as part of our operating property impairment process described above), we also considered whether there were other-than-temporary impairments with respect to the carrying values of our unconsolidated real estate affiliates.

In the period January 1, 2010 through November 9, 2010, the Predecessor recorded an impairment provision of approximately $21.1 million related to the sale of its interest in Turkey, recorded in equity in income (loss) of

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unconsolidated Real Estate Affiliates. We did not record any provisions for impairment related to our investments in Unconsolidated Real Estate Affiliates for the year ended December 31, 2011, for the period November 10, 2010 through December 31, 2010 and for the year ended December 31, 2009.

Goodwill

The application of acquisition accounting on the Effective Date did not yield any goodwill for the Successor and all prior goodwill amounts of the Predecessor were eliminated (Note 4). With respect to the Predecessor, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed was recorded as goodwill. Recorded goodwill was tested for impairment annually or more frequently if events or changes in circumstances indicated that the asset might be impaired. The Predecessor assessed fair value based on estimated future cash flow projections that utilized discount and capitalization rates which are generally unobservable in the market place (Level 3 inputs) under these principles, but approximate the inputs we believe would be utilized by market participants in assessing fair value. Estimates of future cash flows were based on a number of factors including the historical operating results, known trends, and market/economic conditions. If the carrying amount of a property, including its goodwill, exceeded its estimated fair value, the second step of the goodwill impairment test was performed to measure the amount of impairment loss, if any. In this second step, if the implied fair value of goodwill was less than the carrying amount of goodwill, an impairment charge was recorded.

As a result of the procedures performed, the Predecessor recorded provisions for impairment of goodwill of $140.6 million for the year ended December 31, 2009. During 2010, until the Effective Date, there were no events or circumstances that indicated that the then current carrying amount of goodwill might be impaired.

Acquisitions of Operating Properties

Acquisitions of properties are accounted for utilizing the acquisition method of accounting and, accordingly, the results of operations of acquired properties were included in the results of operations from the respective dates of acquisition. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, debt liabilities assumed and identifiable intangible assets and liabilities such as amounts related to in-place at-market tenant leases, acquired above and below-market tenant and ground leases and tenant relationships. No significant value had been ascribed to the tenant relationships at the acquired properties in previous years by the Predecessor or by the Successor in 2010 (Note 4).

Investments in Unconsolidated Real Estate Affiliates

We account for investments in joint ventures where we own a non-controlling joint interest using the equity method. Under the equity method, the cost of our investment is adjusted for our share of the equity in earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition and reduced by distributions received. Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages. Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. Except for Retained Debt (as described in Note 6), differences between the carrying amount of our investment in the Unconsolidated Real Estate Affiliates and our share of the underlying equity of such Unconsolidated Real Estate Affiliates (for example, arising from the application of the acquisition method of accounting as described in Note 4) are amortized over lives ranging from five to 45 years. When cumulative distributions exceed our investment in the joint venture, the investment is reported as a liability in our consolidated financial statements. The liability is limited to our maximum potential obligation to fund contractual obligations, including recourse related to certain debt obligations.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

Highly-liquid investments with maturities at dates of purchase of three months or less are classified as cash equivalents.

Leases

We account for the majority of our leases as operating leases. Leases which transfer substantially all the risks and benefits of ownership to tenants are considered finance leases and the present values of the minimum lease payments and the estimated residual values of the leased properties, if any, are accounted for as receivables. Leases which transfer substantially all the risks and benefits of ownership to us are considered capital leases and the present values of the minimum lease payments are accounted for as assets and liabilities.

Deferred Expenses

Deferred expenses primarily consist of leasing commissions and related costs and are amortized using the straight-line method over the life of the leases. Deferred expenses also include financing fees we incurred in order to obtain long-term financing and are amortized as interest expense over the terms of the respective financing agreements using the straight-line method, which approximates the effective interest method. The acquisition method of accounting eliminated such balances of deferred financing fees and the Successor only has recorded amounts incurred subsequent to the Effective Date.

Revenue Recognition and Related Matters

Minimum rent revenues are recognized on a straight-line basis over the terms of the related operating leases. Minimum rent revenues also include amounts collected from tenants to allow the termination of their leases prior to their scheduled termination dates and accretion related to above and below-market tenant leases on properties that were fair valued at emergence and acquired properties. The following is a summary of amortization of straight-line rent, net amortization /accretion related to above and below-market tenant leases and termination income:

	Successor		Predecessor
	Year Ended December 31, 2011	November 10, 2010 through December 31, 2010	January 1, 2010 through November 9, 2010	Year Ended December 31, 2009

Amortization of straight-line rent	$86,255	$2,910	$28,323	$25,155
Net amortization/accretion of above and below-market tenant leases	(133,119)	(16,105)	5,797	9,597
Lease termination income	17,884	2,241	18,982	22,736

The following is a summary of straight-line rent receivables, which are included in Accounts and notes receivable, net in our Consolidated Balance Sheets and are reduced for allowances and amounts doubtful of collection:

	December 31, 2011	December 31, 2010
	(In thousands)

Straight-line rent receivables, net	$97,460	$14,125

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We provide an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon our recovery experience. The following table summarizes the changes in allowance for doubtful accounts:

	Successor		Predecessor
	2011	2010	2010	2009
		(In thousands)
Balance as of January 1, (November 9, 2010 for Successor)	$40,746	$53,670	$69,235	$59,784
Provisions for doubtful accounts	6,223	480	15,870	30,331
Write-offs	(14,191)	(13,404)	(31,435)	(20,880)

Balance as of December 31, (November 9, 2010 for Predecessor)	$32,778	$40,746	$53,670	$69,235

Overage rent is paid by a tenant when its sales exceed an agreed upon minimum amount, is recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds and is calculated by multiplying the sales in excess of the minimum amount by a percentage defined in the lease. Recoveries from tenants are established in the leases or computed based upon a formula related to real estate taxes, insurance and other property operating expenses and are generally recognized as revenues in the period the related costs are incurred.

In leasing tenant space, we may provide funding to the lessee through a tenant allowance. In accounting for a tenant allowance, we determine whether the allowance represents funding for the construction of leasehold improvements and evaluate the ownership, for accounting purposes, of such improvements. If we are considered the owner of the leasehold improvements for accounting purposes, we capitalize the amount of the tenant allowance and depreciate it over the shorter of the useful life of the leasehold improvements or the related lease term. If the tenant allowance represents a payment for a purpose other than funding leasehold improvements, or in the event we are not considered the owner of the improvements for accounting purposes, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue on a straight-line basis.

Income Taxes (Note 8)

To avoid current entity level U.S. federal income taxes, we expect to distribute 100% of our capital gains and ordinary income to shareholders annually. If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to shareholders in computing our taxable income and federal income tax. If any of our REIT subsidiaries fail to qualify as a REIT, such failure could result in our loss of REIT status. If we lose our REIT status, corporate level income tax, including any applicable alternative minimum tax, would apply to our taxable income at regular corporate rates. As a result, the amount available for distribution to holders of equity securities that would otherwise receive dividends would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, unless we were entitled to relief under the relevant statutory provisions, we would be disqualified from treatment as a REIT for four subsequent taxable years.

Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns and are recorded primarily by certain of our taxable REIT subsidiaries. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance that results from a change in circumstances, and which causes a change in our judgment about the realizability of the related deferred tax asset, is included in the current tax provision. The Successor experienced a change in control, as a result of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

transactions undertaken to emerge from bankruptcy, pursuant to Section 382 of the Internal Revenue Code that could limit the benefit of deferred tax assets. In addition, we recognize and report interest and penalties, if necessary, related to uncertain tax positions within our provision for income tax expense.

Transactions with Affiliates

Management fees and other corporate revenues primarily represent management and leasing fees, development fees, financing fees and fees for other ancillary services performed for the benefit of certain of the Unconsolidated Real Estate Affiliates and for properties owned by third parties up to the sale of our management services business in June 2010. The following are fees earned from the Unconsolidated Real Estate Affiliates and third party managed properties which are included in management fees and other corporate revenues on our Consolidated Statements of Operations and Comprehensive Income (Loss):

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
		(In thousands)
Management fees from affiliates	$60,752	$8,673	$51,257	$66,567

In connection with the RPI Spin-Off (Note 19), we have entered into a Transition Services Agreement (“TSA”) with RPI. Per the terms of the TSA, we have agreed to provide certain leasing, asset management, legal and other services to RPI for established fees, which are not expected to be material.

Fair Value Measurements

The accounting principles for fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 - defined as observable inputs such as quoted prices for identical assets or liabilities in active markets;
•	Level 2 - defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
•	Level 3 - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table summarizes our assets and liabilities that are measured at fair value on a nonrecurring basis during the year ended December 31, 2011 and for the period January 1, 2010 through November 9, 2010. No assets or liabilities were measured at fair value during the period November 10, 2010 through December 31, 2010.

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Year Ended December 31, 2011 (Successor)
Investments in real estate (1)	$46,478	$-	$-	$46,478

For the Period January 1, 2010 through November 9, 2010 (Predecessor)
Investments in real estate (1)	$1,104,934	$-	$141,579	$963,355
Liabilities (2)	15,794,687	-	-	15,794,687

(1) Refer to Note 3 for more information regarding impairment.

(2) The fair value of debt relates to the properties that emerged from bankruptcy during the period January 1, 2010 through

November	9, 2010.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We estimated fair value relating to these impairment assessments based upon discounted cash flow and direct capitalization models that included all projected cash inflows and outflows over a specific holding period, or the negotiated sales price, if applicable. Such projected cash flows are comprised of unobservable inputs which include contractual rental revenues and forecasted rental revenues and expenses based upon market conditions and expectations for growth. Capitalization rates and discount rates utilized in these models were based upon observable rates that we believed to be within a reasonable range of current market rates for each property analyzed. Based upon these inputs, we determined that our valuations of properties using a discounted cash flow or a direct capitalization model were classified within Level 3 of the fair value hierarchy. For our properties for which the estimated fair value was based on estimated sales prices, we determined that our valuation was classified within Level 2 of the fair value hierarchy.

In addition, the fair value of liabilities related to debt on the properties that filed for bankruptcy and emerged during the period from April 9, 2009 through November 9, 2010 was $15.79 billion as of November 9, 2010 and were fair valued using Level 3 inputs. Fair value was determined based on the net present value of debt using current market rates.

The following table summarizes gains and losses recorded within earnings as a result of changes in fair value:

	Total Loss
	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
		(In thousands)
Investments in real estate [1]	$(68,382)	$-	$(35,290)	$(1,031,810)
Liabilities [2]	-	-	(200,921)	(287,991)

(1) Refer to Note 3 for more information regarding impairment.

(2) The fair value of liabilities relates to debt on the properties that filed for bankruptcy and emerged during the period from April 9, 2009 through November 9, 2010.

Prior to emergence, we elected the fair value option for debt related to certain properties that were held for sale. The unpaid debt balance, fair value estimates, fair value measurements, gain (in reorganization items) and interest expense as of November 9, 2010 and for the period from January 1, 2010 through November 9, 2010 and the year ended December 31, 2009, with respect to these properties are as follows:

	November 9, 2010
	Unpaid Debt Balance of Properties Held for Sale	Fair Value Estimate of Properties Held for Sale	Significant Unobservable Inputs (Level 3)	Total Gain Period from January 1, 2010 through November 9, 2010	Total Gain for the Year Ended December 31, 2009	Interest Expense for the Period from January 1, 2010 through November 9, 2010	Interest Expense for the Year Ended December 31, 2009
	(In thousands)
Mortgages, notes and loans payable	$644,277	$556,415	$556,415	$36,243	$54,224	$29,694	$36,737

An entity may choose to de-elect the fair value option when a defined qualifying event occurs. As the emergence from bankruptcy and subsequent acquisition method accounting met the definition of a qualifying event to de-elect, the Successor chose as of November 9, 2010 to de-elect from the fair value option for all previously elected mortgages.

Fair Value of Financial Instruments

The fair values of our financial instruments approximate their carrying amount in our consolidated financial statements except for debt. Management’s estimates of fair value are presented below for our debt as of December 31, 2011 and December 31, 2010.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2011		2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Fixed-rate debt	$14,781,862	$14,964,332	$15,416,077	$15,217,325
Variable-rate debt	2,347,644	2,326,533	2,425,680	2,427,845

	$17,129,506	$17,290,865	$17,841,757	$17,645,170

The fair value of our Junior Subordinated Notes approximates their carrying amount as of December 31, 2011 and December 31, 2010. We estimated the fair value of this debt based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current London Interbank Offered Rate (“LIBOR”), U.S. treasury obligation interest rates and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and credit quality would be if credit markets were operating efficiently and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed, or, in the case of the Successor, recorded due to the acquisition method of accounting (Note 4). Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any of such debt could be realized by immediate settlement of the obligation.

Foreign Currency Translation

The functional currencies for our international joint ventures are their local currencies. Assets and liabilities of these investments are translated at the rate of exchange in effect on the balance sheet date and operations are translated at the weighted average exchange rate for the period. Translation adjustments resulting from the translation of assets and liabilities are accumulated in stockholders’ equity as a component of accumulated other comprehensive income (loss). Translation of operations is reflected in equity in other comprehensive income.

Reorganization Items

Reorganization items are expense or income items that were incurred or realized by the Debtors as a result of the Chapter 11 Cases and are presented separately in the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Predecessor. Reorganization items include legal fees, professional fees and similar types of expenses resulting from activities of the reorganization process, gains on liabilities subject to compromise directly related to the Chapter 11 Cases, and interest earned on cash accumulated by the Debtors as a result of the Chapter 11 Cases. We recognized a net expense on reorganization items of $339.3 million for the period January 1, 2010 through November 9, 2010 and a net credit of $118.9 million for the year ended December 31, 2009. These amounts exclude reorganization items that are currently included within discontinued operations. We did not recognize any reorganization items in 2011 or in the Successor period of 2010.

The terms of engagement and the timing of payment for professional services rendered during our Chapter 11 proceedings were subject to approval by the Bankruptcy Court. In addition, certain of these retained professionals had agreements that provided for success or completion fees that became payable upon the Effective Date. As of December 31, 2010 we accrued $7.1 million of success or completion fees in accounts payable and accrued expenses on the Consolidated Balance Sheet. All success fees were fully paid as of December 31, 2011.

In addition, we adopted a key employee incentive program (the “KEIP”) which provided for payment to certain key employees upon successful emergence from bankruptcy. The amount payable under the KEIP was calculated based upon a formula related to the recovery to creditors and equity holders measured on the Effective Date and

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on February 7, 2011, 90 days after the Effective Date. Approximately $181.5 million was paid in two installments, November 12, 2010 and February 25, 2011, under the KEIP. Our liability under the Plan was recognized from the date the KEIP was approved by the Bankruptcy Court to the Effective Date. We accrued a liability for the KEIP in Accounts payable and accrued expenses on the Consolidated Balance Sheets of approximately $115.5 million and $27.5 million as of December 31, 2010 and 2009, respectively. The related expense was recognized in Reorganization items. All KEIP amounts were fully paid as of December 31, 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, estimates and assumptions have been made with respect to fair values of assets and liabilities for purposes of applying the acquisition method of accounting, the useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets and goodwill, fair value of debt and cost ratios and completion percentages used for land sales (prior to the spin-off of HHC). Actual results could differ from these and other estimates.

NOTE 4        ACQUISITIONS, DISPOSITIONS AND INTANGIBLES

Acquisitions and Dispositions

During 2011, we acquired 11 anchor pads for approximately $78.7 million. In addition, we sold our interest in 14 consolidated properties for aggregate sales proceeds of $507.3 million, which resulted in a $114.8 million reduction in mortgage payable.

On November 10, 2011, GGP and Kimco Realty (“Kimco”) executed a joint venture partnership agreement whereby both companies would own 50% interest of Owings Mills Mall, LLC (“Owings Mills Joint Venture”), a property that was previously included in consolidated properties. As part of Owings Mills Joint Venture, GGP and Kimco will redevelop the one million square foot regional mall in Owings Mills, Maryland. Kimco purchased the 50% interest for $16.4 million which was paid directly to GGP and not contributed into the Owings Mills Joint Venture. GGP recognized a $2.1 million gain as a result of the partial sale. GGP will account for Owings Mills using the equity method of accounting as we share control over major decisions and Kimco has substantive participating rights.

On September 19, 2011, we contributed St. Louis Galleria, a wholly-owned regional mall located in St. Louis, Missouri, into a newly formed joint venture, GGP-CPP Venture, LP (“GGP-CPP”) which was formed with the Canada Pension Plan Investment Board (“CPP”). CPPIB contributed approximately $83 million of cash into GGP-CPP. GGP-CPP used the cash to purchase Plaza Frontenac, a regional mall located in Frontenac, Missouri, a suburb of St. Louis. In exchange for our contribution of St. Louis Galleria, we received a 55% economic interest in Plaza Frontenac and a 74% economic interest in St. Louis Galleria. GGP is the general partner in GGP-CPP; however, because we share control over major decisions with CPP and CPP has substantive participating rights, we will account for GGP-CPP under the equity method of accounting. No gain or loss was recorded upon the contribution of St. Louis Galleria to GGP-CPP as no cash was received in exchange for the contribution.

In June 2011, we closed on a transaction with a third party in which we sold our ownership share of Superstition Springs Center and Arrowhead Towne Center, both located in Phoenix, Arizona for $120.0 million, which

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

consisted of a sales price of $168.0 million less $48.0 million of debt assumed by the third party. In exchange we received six big-box anchor locations in Arizona, California, Illinois and Utah previously owned by the third party and $75.0 million in cash. The transaction was treated as a non-monetary exchange that resulted in a minimal gain.

In addition, we transferred eight consolidated properties to the lender in lieu of debt, which resulted in a $406.5 million reduction in mortgage notes payable.

Acquisition Method of Accounting Adjustments on the Effective Date

The structure of the Plan Sponsors’ investments triggered the acquisition method of accounting, as the Plan and consummation of the Investment Agreements and the Texas Teachers Investment Agreement constituted a business combination. New GGP, Inc. was the acquirer that obtained control as it obtained all of the common stock of the Predecessor (a business for purposes of applying the acquisition method of accounting) in exchange for issuing its stock to the Predecessor common stockholders on a one-for-one basis (excluding fractional shares). The acquisition method of accounting was applied at the Effective Date and, therefore, the Successor’s balance sheet as of December 31, 2010 and statements of operations, cash flows and equity for the period November 10, 2010 through December 31, 2010 reflects the revaluation of the Predecessor’s assets and liabilities to fair value as of the Effective Date. The acquisition method of accounting has been applied to the assets and liabilities of the Successor to reflect the acquisition of the Predecessor by the Successor as part of the Plan. The acquisition method of accounting adjustments recorded on the Effective Date reflect the allocation of the estimated purchase price as presented in the table below. Such adjustments reflect the amounts required to adjust the carrying values of our assets and liabilities, after giving effect to the transactions pursuant to the Plan and the distribution of HHC, to the fair values of such remaining assets and liabilities and redeemable noncontrolling interests, with the offset to common equity, as provided by the acquisition method of accounting. Accordingly, the accompanying financial statements have been prepared in conformity with ASC 852-10, Reorganizations, and ASC 805-10, Business Combinations, for the Successor as a new entity including assets, liabilities and a capital structure with carrying values not comparable with prior periods.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Purchase Price Allocation
(in thousands)
		November 9, 2010
Sources of funds		$6,761,250
Plus: Existing GGP common equity *		4,446,691
Plus: Assumed liabilities
Fair value of mortgages, notes and loans payable		18,834,033
Deferred tax liabilities		39,113
Accounts payable and accrued expenses:
Below-market tenant leases	988,018
HHC tax indemnity	303,750
Accounts payable to affiliates	221,986
Accrued payroll and bonus	225,811
Accounts payable	304,794
Real estate tax payable	107,621
Uncertain tax position liability	20,247
Above-market ground leases	9,839
Other accounts payable and accrued expenses	478,293

Total accounts payable and accrued expenses		2,660,359

Total assumed liabilities		21,533,505
Plus: Total redeemable noncontrolling interests		220,842
Plus: Noncontrolling interests in consolidated real estate affiliates		102,171

Total purchase price		$33,064,459

Land		$4,858,396
Buildings and equipment:
Buildings and equipment	18,717,983
In-place leases	603,697
Lease commissions and costs	1,403,924

Total buildings and equipment		20,725,604
Developments in progress		137,055
Investment in and loans to/from Unconsolidated Real Estate Affiliates		3,184,739
Cash and cash equivalents		1,537,599
Accounts and notes receivable, net		129,439
Deferred expenses:
Lease commissions	154,550
Capitalized legal/marketing costs	26,757

Total deferred expenses		181,307
Prepaid expenses and other assets:
Above-market tenant leases	1,634,332
Below-market ground leases	259,356
Security and escrow deposits	153,294
Prepaid expenses	49,018
Real estate tax stabilization agreement	111,506
Deferred tax assets	10,576
Other	92,238

Total prepaid expenses and other assets		2,310,320

Total fair value of assets		$33,064,459

* outstanding Old GGP common stock on the Effective Date at a value of $14 per share.

The purchase price for purposes of the application of the acquisition method of accounting was calculated using the equity contributions of the Plan Sponsors, Blackstone and Texas Teachers and a $14.00 per share value of the common stock of New GGP, Inc. issued to the equity holders of the Predecessor plus the assumed liabilities of GGP, Inc. (at fair value). The $14.00 per share value of the common stock of GGP, Inc. reflects the “when issued” closing price of New GGP, Inc. common stock on the Effective Date. Such calculation yields a purchase price of approximately $33.1 billion. The aggregate fair value of the assets and liabilities of New GGP, Inc., after the distribution of HHC pursuant to the Plan, were computed using estimates of future cash flows and other

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

valuation techniques, including estimated discount and capitalization rates, and such estimates and techniques were also used to allocate the purchase price of acquired property between land, buildings, equipment, tenant improvements and identifiable intangible assets and liabilities such as amounts related to in-place at-market tenant leases, acquired above and below-market tenant and ground leases. Elements of the Predecessor’s working capital have been reflected at current carrying amounts as such short-term items are assumed to be settled in cash within 12 months at such values.

The fair values of tangible assets are determined on an “if vacant” basis. The “if vacant” fair value is allocated to land, where applicable, buildings, equipment and tenant improvements based on comparable sales and other relevant information with respect to the property. Specifically, the “if vacant” value of the buildings and equipment was calculated using a cost approach utilizing published guidelines for current replacement cost or actual construction costs for similar, recently developed properties; and an income approach. Assumptions used in the income approach to the value of buildings include: capitalization and discount rates, lease-up time, market rents, make ready costs, land value, and site improvement value. We believe that the most influential assumption in the estimation of value based on the income approach is the assumed discount rate and an average one half of one percent change in the aggregate discount rates applied to our estimates of future cash flows would result in an approximate 3.5 percent change in the aggregate estimated value of our real estate investments. With respect to developments in progress, the fair value of such projects approximated the carrying value.

The estimated fair value of in-place tenant leases includes lease origination costs (the costs we would have incurred to lease the property to the current occupancy level of the property) and the lost revenues during the period necessary to lease-up from vacant to the current occupancy level. Such estimate includes the fair value of leasing commissions, legal costs and tenant coordination costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to one year. The fair value of acquired in-place tenant leases is included in the balance of buildings and equipment and amortized over the remaining lease term for each tenant.

Intangible assets and liabilities were calculated for above-market and below-market tenant and ground leases where we are either the lessor or the lessee. Above-market and below-market tenant and ground lease values were valued (using an interest rate which reflects the risks associated with the leases acquired) based on the difference between the contractual amounts to be received or paid pursuant to the leases and our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable term of the leases, including below market renewal options. The variance between contract rent versus prevailing market rent is projected to expiration for each particular tenant and discounted back to the date of acquisition. Significant assumptions used in determining the fair value of leasehold assets and liabilities include: (1) the market rental rate, (2) market reimbursements, (3) the market rent growth rate and (4) discount rates. Above and below-market lease values are amortized over the remaining non-cancelable terms of the respective leases (approximately five years for tenant leases and approximately 50 years for ground leases). The remaining term of leases with lease renewal options with terms significantly below (25% or more discount to the assumed market rate of the tenant’s space at the time the renewal option is to apply) market reflect the assumed exercise of such renewal options and assume the amortization period would coincide with the extended lease term. Due to existing contacts and relationships with tenants at our currently owned properties and that there was no significant perceived difference in the renewal probability of a tenant based on such relationship, no significant value has been ascribed to the tenant relationships at the properties.

Less than 1% of our leases contain renewal options exercisable by our tenants. In estimating the fair value of the related below market lease liability, we assumed that tenants with renewal options would exercise this option if

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the renewal rate was at least 25% below the estimated market rate at the time of renewal. We have utilized this assumption, which we believe to be reasonable, because we believe that such a discount would be compelling and that tenants would elect to renew their leases under such favorable terms. We believe that at a discount of less than 25%, the tenant also considers qualitative factors in deciding whether to renew a below-market lease and, accordingly, renewal can not be assumed. In cases where we have assumed renewal of the below-market lease, we have used the terms of the leases, as renewed, including any below market renewal options, to amortize the calculated below-market lease intangible. If we had used a discount to estimated market rates of 10% rather than 25%, there would not have been a material change in the below-market lease intangible or the amortization of such intangible.

With respect to our investments in the Unconsolidated Real Estate Affiliates, our fair value reflects the fair value of the property held by such affiliate, as computed in a similar fashion to our majority owned properties. Such fair values have been adjusted for the consideration of our ownership and distribution preferences and limitations and rights to sell and repurchase our ownership interests. We estimated the fair value of debt based on quoted market prices for publicly-traded debt, recent financing transactions (which may not be comparable), estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, the current LIBOR and U.S. treasury obligation interest rates, and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and credit quality would be if credit markets were operating efficiently and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate such amounts. Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any of such debt could be realized by immediate settlement of the obligation.

Intangible Assets and Liabilities

The following table summarizes our intangible assets and liabilities:

	Gross Asset (Liability)	Accumulated (Amortization)/ Accretion	Net Carrying Amount
	(In thousands)
As of December 31, 2011
Tenant leases:
In-place value	$1,248,981	$(390,839)	$858,142
Above-market	1,476,924	(314,632)	1,162,292
Below-market	(817,757)	184,001	(633,756)
Ground leases:
Above-market	(9,839)	439	(9,400)
Below-market	204,432	(6,202)	198,230
Real estate tax stabilization agreement	111,506	(7,211)	104,295

As of December 31, 2010
Tenant leases:
In-place value	$1,342,036	$(56,568)	$1,285,468
Above-market	1,561,925	(43,032)	1,518,893
Below-market	(959,115)	26,804	(932,311)
Building leases:
Below-market	15,268	(242)	15,026
Ground leases:
Above-market	(9,839)	55	(9,784)
Below-market	256,758	(904)	255,854
Real estate tax stabilization agreement	111,506	(899)	110,607

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The gross asset balances of the in-place value of tenant leases are included in buildings and equipment in our Consolidated Balance Sheets. The above-market tenant leases and below-market ground leases are included in prepaid expenses and other assets; the below-market tenant leases and above-market ground leases are included in accounts payable and accrued expenses (Note 15) in our Consolidated Balance Sheets.

Amortization/accretion of these intangibles had the following effects on our loss from continuing operations:

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
	(In thousands)
Amortization/accretion effect on continuing operations	$(551,550)	$(74,519)	$(36,349)	$(43,733)

Future amortization is estimated to decrease net income by approximately $420.6 million in 2012, $336.8 million in 2013, $285.7 million in 2014, $243.2 million in 2015 and $202.6 million in 2016.

NOTE 5	DISCONTINUED OPERATIONS AND GAINS (LOSSES) ON DISPOSITIONS OF INTERESTS IN OPERATING PROPERTIES

All of our 2011, 2010 and 2009 dispositions are included in discontinued operations in our Consolidated Statements of Operations and Comprehensive Income (Loss) and are summarized in the table below. We have five properties classified as held for disposition as of December 31, 2011. These properties have been approved for sale and are expected to be sold or disposed of within 12 months. In March 2011, we revised our intent with respect to two properties previously classified as held for sale (Mall St. Vincent and Southland Center). As we no longer met the criteria for held for sale treatment, we reclassified these two properties as held for use in our Consolidated Balance Sheet as of March 31, 2011 and as continuing operations in our Consolidated Statements of Operations and Comprehensive Income (Loss) for all periods presented.

	Successor	Successor	Predecessor	Predecessor
	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
	(In thousands)
Retail and other revenue	$66,984	$20,437	$219,588	$261,337
Land and condominium sales	-	-	96,976	45,997

Total revenues	66,984	20,437	316,564	307,334

Retail and other operating expenses	43,790	15,394	136,243	216,066
Land and condominium sales operations	-	-	99,449	50,770
Impairment loss	4,045	-	30,784	831,096

Total expenses	47,835	15,394	266,476	1,097,932

Operating income	19,149	5,043	50,088	(790,598)
Interest expense, net	(15,743)	(5,993)	(21,068)	(35,110)
Other expenses	-	(8)	9,027	27,316

Net income (loss) from operations	3,406	(958)	38,047	(798,392)
(Provision for) benefit from income taxes	(101)	(18)	472,676	21,180
Noncontrolling interest	17	-	(64)	453
Gains (losses) on disposition of properties	4,332	(4,976)	(1,111,277)	(966)

Net income (loss) from discontinued operations	$7,654	$(5,952)	$(600,618)	$(777,725)

Distribution of HHC

As described in Note 2, certain net assets of the Predecessor were distributed to its stockholders to form HHC, a newly formed publicly held real estate company. The Predecessor recorded a loss on distribution for the difference between the carrying amount and the fair value of the disposal group when the spin-off transaction

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

was consummated. This loss on distribution of approximately $1.11 billion was recorded by the Predecessor as discontinued operations on the Effective Date based on the fair value of the disposal group calculated based on the difference between the Predecessor’s carrying value of the carve-out group of net assets distributed to HHC and the fair value based on $36.50 per share (the NYSE closing price of HHC common stock which was traded on a “when issued” basis on the Effective Date).

NOTE 6	UNCONSOLIDATED REAL ESTATE AFFILIATES

The Unconsolidated Real Estate Affiliates represents our investments in real estate joint ventures. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. As we have joint control of these ventures with our venture partners, we account for these joint ventures under the equity method.

In certain circumstances, we have debt obligations in excess of our pro rata share of the debt of our Unconsolidated Real Estate Affiliates (“Retained Debt”). This Retained Debt represents distributed debt proceeds of the Unconsolidated Real Estate Affiliates in excess of our pro rata share of the non-recourse mortgage indebtedness of such Unconsolidated Real Estate Affiliates. The proceeds of the Retained Debt which are distributed to us are included as a reduction in our investment in Unconsolidated Real Estate Affiliates. Such Retained Debt totaled $130.6 million as of December 31, 2011 and $155.6 million as of December 31, 2010, and has been reflected as a reduction in our investment in Unconsolidated Real Estate Affiliates. We are obligated to contribute funds to our Unconsolidated Real Estate Affiliates in amounts sufficient to pay debt service on such Retained Debt. If we do not contribute such funds, our distributions from such Unconsolidated Real Estate Affiliates, or our interest in, could be reduced to the extent of such deficiencies. As of December 31, 2011, we do not anticipate an inability to perform on our obligations with respect to such Retained Debt.

Indebtedness secured by our Unconsolidated Properties was $5.80 billion as of December 31, 2011 and $6.02 billion as of December 31, 2010. Our proportionate share of such debt was $2.78 billion as of December 31, 2011 and $2.67 billion as of December 31, 2010, including Retained Debt. There can be no assurance that the Unconsolidated Properties will be able to refinance or restructure such debt on acceptable terms or otherwise, or that joint venture operations or contributions by us and/or our partners will be sufficient to repay such loans.

On January 29, 2010, our Brazilian joint venture, Aliansce Shopping Centers S.A. (“Aliansce”), commenced trading on the Brazilian Stock Exchange, or BM&FBovespa, as a result of an initial public offering of Aliansce’s common shares in Brazil (the “Aliansce IPO”). Although we did not sell any of our Aliansce shares in the Aliansce IPO, our ownership interest in Aliansce was diluted from 49% to approximately 31% as a result of the stock sold in the Aliansce IPO. We continue to apply the equity method of accounting to our ownership interest in Aliansce. As an equity method investor, we accounted for the shares issued by Aliansce as if we had sold a proportionate share of our investment at the issuance price per share of the Aliansce IPO. Accordingly, the Predecessor recognized a gain of $9.7 million for the period from January 1, 2010 through November 9, 2010, which is reflected in equity in income (loss) of Unconsolidated Real Estate Affiliates.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Combined Financial Information of Unconsolidated Real Estate Affiliates

Following is summarized financial information for our Unconsolidated Real Estate Affiliates. Certain 2010 and 2009 amounts have been reclassified to conform to the 2011 presentation as a result of discontinued operations.

	December 31, 2011	December 31, 2010
	(In thousands)
Condensed Combined Balance Sheets - Unconsolidated Real Estate Affiliates
Assets:
Land	$953,603	$893,769
Buildings and equipment	7,906,346	7,810,685
Less accumulated depreciation	(1,950,860)	(1,808,819)
Developments in progress	99,352	56,714

Net property and equipment	7,008,441	6,952,349
Investment in unconsolidated joint ventures	758,372	630,212

Net investment in real estate	7,766,813	7,582,561
Cash and cash equivalents	387,549	421,206
Accounts and notes receivable, net	162,822	148,059
Deferred expenses, net	250,865	196,809
Prepaid expenses and other assets	143,021	116,926
Assets held for disposition	-	94,336

Total assets	$8,711,070	$8,559,897

Liabilities and Owners’ Equity:
Mortgages, notes and loans payable	$5,790,509	$5,891,224
Accounts payable, accrued expenses and other liabilities	446,462	361,721
Liabilities on assets held for disposition	-	143,517
Owners’ equity	2,474,099	2,163,435

Total liabilities and owners’ equity	$8,711,070	$8,559,897

Investment In and Loans To/From Unconsolidated Real Estate Affiliates, Net:
Owners’ equity	$2,474,099	$2,163,435
Less joint venture partners’ equity	(1,417,682)	(2,006,460)
Capital or basis differences and loans	1,996,556	2,996,723

Investment in and loans to/from
Unconsolidated Real Estate Affiliates, net	$3,052,973	$3,153,698

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Successor		Predecessor
	Year ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year ended December 31, 2009
	(In thousands)
Condensed Combined Statements of Income - Unconsolidated Real Estate Affiliates
Revenues:
Minimum rents	$723,121	$101,266	$585,791	666,577
Tenant recoveries	297,530	41,610	245,102	300,844
Overage rents	26,736	6,502	9,103	13,172
Management and other fees	16,346	1,217	15,592	9,802
Other	52,721	8,491	21,414	28,631

Total revenues	1,116,454	159,086	877,002	1,019,026

Expenses:
Real estate taxes	98,738	11,971	73,830	91,537
Property maintenance costs	40,293	7,309	31,882	36,364
Marketing	17,791	5,215	10,894	14,543
Other property operating costs	162,572	23,052	130,621	160,777
Provision for doubtful accounts	6,826	(471)	5,287	10,781
Property management and other costs	46,935	7,576	40,409	51,369
General and administrative	29,062	2,491	36,034	11,637
Provisions for impairment	-	-	881	18,046
Depreciation and amortization	267,369	36,225	211,725	240,044

Total expenses	669,586	93,368	541,563	635,098

Operating income	446,868	65,718	335,439	383,928

Interest income	18,355	2,309	17,932	5,488
Interest expense	(350,716)	(47,725)	(271,476)	(293,852)
(Provision for) benefit from for income taxes	(794)	(179)	66	(1,673)
Equity in income of unconsolidated joint ventures	54,207	9,526	43,479	61,730

Income from continuing operations	167,920	29,649	125,440	155,621
Discontinued operations	165,323	219	50,757	(61,503)
Allocation to noncontrolling interests	(3,741)	111	964	(3,453)

Net income attributable to joint venture partners	$329,502	$29,979	$177,161	$90,665

Equity In (Loss) Income of Unconsolidated Real Estate Affiliates:
Net income attributable to joint venture partners	$329,502	$29,979	$177,161	$90,665
Joint venture partners’ share of income	(181,213)	(17,878)	(67,845)	(26,320)
Amortization of capital or basis differences	(145,391)	(12,605)	(61,302)	(59,710)
Gain on Aliansce IPO	-	-	9,718	-
Loss on Highland Mall conveyance	-	-	(29,668)	-
Discontinued operations	-	-	(6,207)	28,208

Equity in income (loss) of Unconsolidated Real Estate Affiliates	$2,898	$(504)	$21,857	$32,843

NOTE 7	MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable are summarized as follows (see Note 18 for the maturities of our long term commitments):

	December 31, 2011	December 31, 2010
Fixed-rate debt:	(In thousands)
Collateralized mortgages, notes and loans payable	$13,077,572	$13,687,452
Corporate and other unsecured term loans	1,704,290	1,728,625

Total fixed-rate debt	14,781,862	15,416,077

Variable-rate debt:
Collateralized mortgages, notes and loans payable	2,347,644	2,425,680

Total Mortgages, notes and loans payable	$17,129,506	$17,841,757

Variable-rate debt:
Junior Subordinated Notes	$206,200	$206,200

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average interest rate excluding the effects of deferred finance costs, on our collateralized mortgages, notes and loans payable was 5.13% at December 31, 2011 and 5.24% at December 31, 2010. The weighted average interest rate, on the remaining corporate unsecured fixed and variable rate debt and the revolving credit facility was 6.18% at December 31, 2011.

We are not aware of any instance of non-compliance with our financial covenants related to our mortgages, notes and loans payable as of December 31, 2011.

During the year ended December 31, 2011, we or our Unconsolidated Real Estate Affliates refinanced the mortgage notes on 20 Consolidated and Unconsolidated regional malls representing $3.24 billion of new mortgage notes at our proportionate share. These 20 new fixed-rate mortgage notes have a weighted average term of 10.16 years and generated cash proceeds in excess of in-place financing of approximately $619 million to GGP. We have also been able to lower the weighted average interest rate of these 20 mortgage notes from 5.83% to 5.06%, while lengthening the term by approximately seven years over the remaining term previously in place.

Collateralized Mortgages, Notes and Loans Payable

As of December 31, 2011, $22.63 billion of land, buildings and equipment and developments in progress (before accumulated depreciation) have been pledged as collateral for our mortgages, notes and loans payable. Certain of these secured loans, representing $2.92 billion of debt, are cross-collateralized with other properties. Although a majority of the $15.42 billion of fixed and variable rate collateralized mortgages, notes and loans payable are non-recourse, $2.49 billion of such mortgages, notes and loans payable are recourse due to guarantees or other security provisions for the benefit of the note holder. In addition, certain mortgage loans contain other credit enhancement provisions (primarily master leases for all or a portion of the property) which have been provided by GGP. Certain mortgages, notes and loans payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium, defeasance or a percentage of the loan balance.

Corporate and Other Unsecured Loans

We have certain unsecured debt obligations, the terms of which are described below. As the result of a consensual agreement reached in the third quarter of 2010 with lenders of certain of our corporate debt, we recognized $83.7 million of additional interest expense for the period January 1, 2010 through November 9, 2010. The results of the Plan treatment for each of these obligations is also described below.

GGP Capital Trust I, a Delaware statutory trust (the “Trust”) and a wholly-owned subsidiary of GGPLP, completed a private placement of $200.0 million of trust preferred securities (“TRUPS”) in 2006. The Trust also issued $6.2 million of Common Securities to GGPLP. The Trust used the proceeds from the sale of the TRUPS and Common Securities to purchase $206.2 million of floating rate Junior Subordinated Notes of GGPLP due 2041. Distributions on the TRUPS are equal to LIBOR plus 1.45%. Distributions are cumulative and accrue from the date of original issuance. The TRUPS mature on April 30, 2041, but may be redeemed beginning on April 30, 2011 if the Trust exercises its right to redeem a like amount of the Junior Subordinated Notes. The Junior Subordinated Notes bear interest at LIBOR plus 1.45%. Though the Trust is a wholly-owned subsidiary of GGPLP, we are not the primary beneficiary of the Trust and, accordingly, it is not consolidated for accounting purposes. As a result, we have recorded the Junior Subordinated Notes as Mortgages, Notes and Loans Payable and our common equity interest in the Trust as Prepaid Expenses and Other Assets in our Consolidated Balance Sheets at December 31, 2011 and 2010. The Plan provided for reinstatement of the TRUPS.

We have publicly-traded unsecured bonds of $1.65 billion outstanding as of December 31, 2011 and December 31, 2010. Such bonds have maturity dates from September 2012 through November 2015 and interest rates ranging from 5.38% to 7.20%. The bonds have covenants, including ratios of secured debt to gross assets and total debt to total gross assets. We expect to repay the $349.5 million of bonds that are due in September 2012.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the consummation of the Plan, we entered into a revolving credit facility (the “Facility”) providing for revolving loans of up to $300 million, none of which was used to consummate the Plan. On February 25, 2011, we amended the Facility to provide for loans up to approximately $720 million and, under certain circumstances, up to $1 billion. On April 11, 2011, we further amended the Facility to provide for loans up to $750 million retaining the right, in certain circumstances, to borrow up to $1 billion. The Facility is scheduled to mature three years from the Effective Date and the Facility is guaranteed by certain of our subsidiaries and secured by (i) first lien mortgages on certain properties, (ii) first-lien pledges of equity interests in certain of our subsidiaries and (iii) various additional collateral.

No amounts have been drawn on the Facility. Borrowings under the Facility bear interest at a rate equal to LIBOR plus 4.5%. The Facility contains certain restrictive covenants which limit material changes in the nature of our business conducted, including but not limited to, mergers, dissolutions or liquidations, dispositions of assets, liens, incurrence of additional indebtedness, dividends, transactions with affiliates, prepayment of subordinated debt, negative pledges and changes in fiscal periods. In addition, we are required to maintain a maximum net debt to value ratio, a maximum leverage ratio and a minimum net cash interest coverage ratio and we are not aware of any non-compliance with such covenants as of December 31, 2011.

Letters of Credit and Surety Bonds

We had outstanding letters of credit and surety bonds of $19.1 million as of December 31, 2011 and $41.8 million as of December 31, 2010. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.

NOTE 8	INCOME TAXES

We have elected to be taxed as a REIT under sections 856-860 of the Internal Revenue Code. We intend to maintain REIT status. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including requirements to distribute at least 90% of our ordinary taxable income and to either distribute 100% of capital gains to stockholders, or pay corporate income tax on the undistributed capital gains. In addition, the Company is required to meet certain asset and income tests.

As a REIT, we will generally not be subject to corporate level Federal income tax on taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income or property, and to Federal income and excise taxes on our undistributed taxable income. Generally, we are currently open to audit by the Internal Revenue Service for the years ending December 31, 2007 through 2011 and are open to audit by state taxing authorities for years ending December 31, 2006 through 2011. Two of the Predecessor’s taxable REIT subsidiaries distributed as part of HHC were subject to IRS audit for the years ended December 31, 2007 and 2008. On February 9, 2011, the two taxable REIT subsidiaries received statutory notices of deficiency (“90-day letters”) seeking $144.1 million in additional tax. The two taxable REIT subsidiaries filed petitions in the U.S. Tax Court on May 6, 2011 and the government filed answers on July 6, 2011. It is the Predecessor’s position that the tax law in question has been properly applied and reflected in the 2007 and 2008 returns for these two taxable REIT subsidiaries. However, as the result of the IRS’ position, the Predecessor previously provided appropriate levels for the additional taxes sought by the IRS, through its uncertain tax position liability or deferred tax liabilities. Although the Predecessor believes the tax returns are correct, the final determination of tax examinations and any related litigation could be different than what was reported on the returns. In the opinion of management, the Predecessor has made adequate tax provisions for the years subject to examination.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on our assessment of the expected outcome of examinations that are in process or may commence, or as a result of the expiration of the statute of limitations for specific jurisdictions, we do not expect that the related unrecognized tax benefits, excluding accrued interest, for tax positions taken regarding previously filed tax returns will materially change from those recorded at December 31, 2011 during the next twelve months.

As a result of the emergence transactions, the Predecessor and its subsidiaries did experience an ownership change as defined under section 382 of the Internal Revenue Code which will limit its use of certain tax attributes. As such, there are valuation allowances placed on deferred tax assets where appropriate. Most of the attributes of the Predecessor were either used in effecting the reorganization or transferred to HHC. Remaining attributes subject to limitation under Section 382 are not material.

The provision for (benefit from) income taxes for the year ended December 31, 2011, the period from November 10 through December 31, 2010, the period from January 1, 2010 through November 9, 2010 and the year ended December 31, 2009 were as follows:

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
	(In thousands)
Current	$12,081	$(2,553)	$(5,943)	$(6,231)
Deferred	(2,825)	(6,356)	(54,513)	12,801

Total from Continuing Operations	9,256	(8,909)	(60,456)	6,570

Current	101	18	(29,297)	(9,212)
Deferred	-	-	(443,379)	(11,968)

Total from Discontinued Operations	101	18	(472,676)	(21,180)

Total	$9,357	$(8,891)	$(533,132)	$(14,610)

The distribution of assets from the Predecessor in the formation of HHC significantly changed the Successor’s exposure to income taxes. The majority of taxable activities within the Predecessor were distributed in the formation of HHC with relatively insignificant taxable activities remaining with the Successor. The vast majority of the Successor’s activities are conducted within the REIT structure. REIT earnings are generally not subject to federal income taxes. As such, the Successor’s provision for (benefit from) income taxes is not a material item in its financial statements.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Total provision for (benefit from) income taxes computed for continuing and discontinued operations by applying the Federal corporate tax rate for the year ended December 31, 2011, the period from November 10 through December 31, 2010, the period from January 1, 2010 through November 9, 2010 and the year ended December 31, 2009 were as follows:

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
	(In thousands)
Tax at statutory rate on earnings from continuing operations before income taxes	$(109,050)	$(90,011)	$(225,959)	$(175,138)
Increase (decrease) in valuation allowances, net	(497)	1,491	(24,608)	22,479
State income taxes, net of Federal income tax benefit	5,488	576	2,956	3,045
Tax at statutory rate on REIT earnings not subject to Federal income taxes	111,748	90,832	228,399	155,450
Tax expense (benefit) from change in tax rates, prior period adjustments and other permanent differences	3,076	95	1,792	954
Tax expense (benefit) from discontinued operations	101	18	(472,676)	(21,180)
Uncertain tax position expense, excluding interest	(1,185)	(8,856)	(34,560)	866
Uncertain tax position interest, net of federal income tax benefit and other	(324)	(3,036)	(8,476)	(1,086)

Provision for (benefit from) income taxes	$9,357	(8,891)	(533,132)	(14,610)

Realization of a deferred tax benefit is dependent upon generating sufficient taxable income in future periods. Our TRS net operating loss carryforwards are currently scheduled to expire in subsequent years through 2031. All of the REIT net operating loss carryforward amounts are subject to annual limitations under Section 382 of the Code, although it is not expected that there will be a significant impact as they are expected to be utilized against pre-tax income.

The amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes for our TRS’s are as follows:

	Amount	Expiration Dates
	(In thousands)
Net operating loss carryforwards - State	$25,944	2012-2031
Capital loss carryforwards	6,638	2015

Each TRS and certain REIT entities subject to state income taxes is a tax paying component for purposes of classifying deferred tax assets and liabilities. As of December 31, 2011, we had gross deferred tax assets totaling $21.6 million, of which a valuation allowance of $17.0 million has been established against certain deferred tax assets, and gross deferred tax liabilities of $29.2 million. Net deferred tax assets (liabilities) are summarized as follows:

	2011	2010
	(In thousands)
Total deferred tax assets	$21,574	$27,998
Valuation allowance	(16,996)	(17,493)

Net deferred tax assets	4,578	10,505
Total deferred tax liabilities	(29,220)	(36,463)

Net deferred tax liabilities	$(24,642)	$(25,958)

Due to the uncertainty of the realization of certain tax carryforwards, we have established valuation allowances on those deferred tax assets that we do not reasonably expect to realize. Deferred tax assets that we believe have only a remote possibility of realization have not been recorded.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences and carryforwards included in the net deferred tax liabilities as of December 31, 2011 and December 31, 2010 are summarized as follows:

	2011	2010
	(In thousands)
Operating loss and tax credit carryforwards	$5,489	$16,074
REIT deferred state tax liability	-	(9,653)
Other TRS Property, primarily differences in basis of assets and liabilities	(13,135)	(14,886)
Valuation allowance	(16,996)	(17,493)

Net deferred tax liabilities	$(24,642)	$(25,958)

We had unrecognized tax benefits recorded pursuant to uncertain tax positions of $6.1 million as of December 31, 2011, excluding interest, all of which would impact our effective tax rate. Accrued interest related to these unrecognized tax benefits amounted to $0.7 million as of December 31, 2011. The Successor had unrecognized tax benefits recorded pursuant to uncertain tax positions of $7.2 million as of December 31, 2010, excluding interest, all of which would impact our effective tax rate. Accrued interest related to these unrecognized tax benefits amounted to $1.1 million as of December 31, 2010.

During the period ended November 9, 2010 and the year ended December 31, 2009 the Predecessor recognized previously unrecognized tax benefits, excluding accrued interest, of $72.9 million and $(6.2) million, respectively. The recognition of the previously unrecognized tax benefits resulted in the reduction of interest expense accrued related to these amounts.

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
	(In thousands)
Unrecognized tax benefits, opening balance	$7,235	$16,090	$103,975	$112,915
Gross increases - tax positions in prior period	-	-	3,671	41
Gross increases - tax positions in current period	1,907	-	69,216	6,969
Gross decreases - tax positions in prior period	-	-	-	(15,950)
Lapse of statute of limitations	(944)	(8,855)	(35,117)	-
Gross decreases - other	(2,145)	-	(125,291)	-
Gross decreases - tax positions in current period	-	-	(364)	-

Unrecognized tax benefits, ending balance	$6,053	$7,235	$16,090	$103,975

Based on the Successor’s assessment of the expected outcome of existing examinations or examinations that may commence, or as a result of the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits, excluding accrued interest, for tax positions taken regarding previously filed tax returns will change from those recorded at December 31, 2011, although such change would not be material to the 2012 financial statements.

Earnings and profits, which determine the taxability of dividends to stockholders, differ from net income reported for financial reporting purposes due to differences for Federal income tax reporting purposes in, among other things, estimated useful lives, depreciable basis of properties and permanent and temporary differences on the inclusion or deductibility of elements of income and deductibility of expense for such purposes.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Distributions paid on our common stock and their tax status, as sent to our shareholders, is presented in the following table. The tax status of GGP distributions in 2011, 2010 and 2009 may not be indicative of future periods.

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10 through December 31, 2010	Year Ended December 31, 2009
	(In thousands)
Oridinary income	$0.303	$-	$0.103
Return of capital	-	-	-
Qualified dividends	-	0.244	-
Capital gain distributions	0.296	0.136	0.087

Distributions per share	$0.599	$0.380	$0.190

NOTE 9	WARRANT LIABILITY

Pursuant to the terms of the Investment Agreements, the Plan Sponsors and Blackstone were issued, on the Effective Date, 120 million warrants (the “Warrants”) to purchase common stock of GGP. Below is a summary of the Warrants received by the Plan Sponsors and Blackstone.

Warrant Holder	Number of Warrants	Exercise Price
Brookfield Investor	57,500,000	$10.75
Blackstone -B	2,500,000	10.75
Fairholme	41,070,000	10.50
Pershing Square	16,430,000	10.50
Blackstone -A	2,500,000	10.50

	120,000,000

The Warrants were fully vested upon issuance and the exercise prices are subject to adjustment for future dividends, stock dividends, distribution of assets, stock splits or reverse splits of our common stock or certain other events. As a result of these investment provisions, as of the record date of our common stock dividends, the number of shares issuable upon exercise of the outstanding Warrants was increased as follows:

		Exercise Price
Record Date	Issuable Shares	Brookfield Investor and Blackstone	Fairholme, Pershing Square and Blackstone
December 30, 2010	123,144,000	$10.48	$10.23
April 15, 2011	123,960,000	10.41	10.16
July 15, 2011	124,704,000	10.34	10.10
December 30, 2011	131,748,000	9.79	9.56

As a result of the RPI distribution, the exercise price of the Warrants were adjusted by $0.3943 for the Brookfield Investor and Blackstone and by $0.3852 for the Fairholme, Pershing Square and Blackstone, on the record date of December 30, 2011, and the total number of issuable shares was 131,748,000.

Each GGP Warrant has a term of seven years and expires on November 9, 2017. The Brookfield Investor Warrants and the Blackstone (A and B) Investor Warrants are immediately exercisable, while the Fairholme Warrants and the Pershing Square Warrants will be exercisable (for the initial 6.5 years from the Effective Date) only upon 90 days prior notice. No Warrants were exercised during the year ended December 31, 2011.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value of the Warrants was $986.0 million on December 31, 2011 and $1.04 billion on December 31, 2010 and is recorded as a liability as the holders of the Warrants could require GGP to settle such warrants in cash in the circumstance of a subsequent change of control. Subsequent to the Effective Date, changes in the fair value of the Warrants have been and will continue to be recognized in earnings. The fair value of the Warrants was estimated using the Black Scholes option pricing model using our stock price and Level 3 inputs (Note 3). The following table summarizes the estimated fair value of the Warrants and significant assumptions used in the valuation as of December 31, 2011 and December 31, 2010:

	December 31, 2011	December 31, 2010
	(Dollars in thousands, except for share amounts)
Warrant liability	$985,962	$1,041,004
GGP stock price per share	$15.02	$15.48
Implied volatility	37%	38%
Warrant term	5.86	6.86

The following table summarizes the change in fair value of the Warrant liability which is measured on a recurring basis:

(In thousands)
Balance at November 10, 2010	$835,752
Warrant liability adjustment	205,252

Balance at December 31, 2010	1,041,004
Warrant liability adjustment	(55,042)

Balance at December 31, 2011	$985,962

NOTE 10	RENTALS UNDER OPERATING LEASES

We receive rental income from the leasing of retail and other space under operating leases. The minimum future rentals (excluding operating leases at properties held for disposition as of December 31, 2011 and properties part of the RPI Spin-Off - (Note 19) based on operating leases of our Consolidated Properties as of December 31, 2011 are as follows:

Year	Amount
(In thousands)
2012	$1,337,195
2013	1,267,646
2014	1,143,619
2015	1,003,459
2016	860,472
Subsequent	2,675,265

$8,287,656

Minimum future rentals exclude amounts which are payable by certain tenants based upon a percentage of their gross sales or as reimbursement of operating expenses and amortization of above and below-market tenant leases. Such operating leases are with a variety of tenants, the majority of which are national and regional retail chains and local retailers, and consequently, our credit risk is concentrated in the retail industry.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

Noncontrolling Interests

The minority interests related to our common and preferred Operating Partnership units are presented as redeemable noncontrolling interests in our Consolidated Balance Sheets, presented at the greater of the carrying amount adjusted for the noncontrolling interest’s share of the allocation of income or loss (and its share of other comprehensive income or loss) and dividends or their fair value as of each measurement date. The redeemable noncontrolling interests have been presented at carrying value plus allocated income (loss) and other comprehensive income as of December 31, 2011 and at fair value as of December 31, 2010. The excess of the fair value over the carrying amount from period to period is recorded within additional paid-in capital in our Consolidated Balance Sheets. Allocation to noncontrolling interests is presented as an adjustment to net income to arrive at net loss attributable to common stockholders.

Generally, the holders of the Common Units share in any distributions by the Operating Partnership with our common stockholders. However, the Operating Partnership agreement permits distributions solely to GGP if such distributions were required to allow GGP to comply with the REIT distribution requirements or to avoid the imposition of excise tax. Under certain circumstances, the conversion rate for each Common Unit is required to be adjusted to give effect to stock distributions. As a result, the common stock dividends declared for 2011 and 2010 modified the conversion rate to 1.0397624. The aggregate amount of cash that would have been paid to the holders of the outstanding Common Units as of December 31, 2011 if such holders had requested redemption of the Common Units as of December 31, 2011, and all such Common Units were redeemed or purchased pursuant to the rights associated with such Common Units for cash, would have been $103.0 million.

The Plan provided that holders of the Common Units could elect to redeem, reinstate or convert their units. Four holders of the Common Units elected to redeem 226,684 Common Units in the aggregate on the Effective Date. All remaining Common Units were reinstated in the Operating Partnership on the Effective Date.

The Operating Partnership issued Convertible Preferred Units, which are convertible, with certain restrictions, at any time by the holder into Common Units of the Operating Partnership at the rates below (subject to adjustment). The Common Units are convertible into common stock at a one to one ratio at the current stock price. The convertible preferred units are carried at the greater of contractual redemption value or fair value (based on current stock price).

	Number of Common Units for each Preferred Unit	Number of Contractual Convertible Preferred Units Outstanding as of December 31, 2011	Converted Basis to Common Units Outstanding as of December 31, 2011	Contractual Coversion Price	Redemption Value
Series B	3.000	1,279,715	3,839,146	$16.6667	$63,985,887
Series D	1.508	532,750	803,498	33.1519	26,637,477
Series E	1.298	502,658	652,633	38.5100	25,132,889
Series C	1.000	20,000	20,000	250.0000	5,000,000

					$120,756,253

Pursuant to the Plan, holders of the Convertible Preferred Units received their previously accrued and unpaid dividends net of the applicable taxes and reinstatement of their preferred units in the Operating Partnership. Holders of the preferred units will receive shares of the common stock of RPI as a result of the spin-off that occurred on January 12, 2012.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects the activity of the redeemable noncontrolling interests for year ended December 31, 2011, the period November 10, 2010 through December 31, 2010, the period January 1, 2010 through November 9, 2010 and for the year ended December 31, 2009.

(In thousands)
Predecessor
Balance at January 1, 2009 (Predecessor)	$499,926
Net loss	(21,960)
Distributions	(9,433)
Conversion of operating partnership units into common shares	(324,489)
Other comprehensive income	10,573
Adjustment for noncontrolling interests in operating partnership	(13,200)
Adjust redeemable noncontrolling interests	65,416

Balance at December 31, 2009 (Predecessor)	206,833

Net loss	(26,604)
Distributions	(15,608)
Other comprehensive income	683
Adjust redeemable noncontrolling interests	55,539

Balance at November 9, 2010 (Predecessor)	220,843

Successor
Net loss	(1,868)
Other comprehensive income	(8)
Adjust redeemable noncontrolling interests	11,522
Adjustment for noncontrolling interests in operating partnership	1,875

Balance at December 31, 2010 (Successor)	232,364

Net loss	(2,212)
Distributions	(5,879)
Cash redemption of operating partnership units	(4,615)
Other comprehensive loss	(337)
Adjustment for noncontrolling interests in operating partnership	4,474

Balance at December 31, 2011 (Successor)	$223,795

Common Stock Dividend and Purchase of Common Stock

The following table summarizes the cash common stock dividends declared in 2011:

Declaration Date	Amount per Share	Date Paid	Record Date
March 29, 2011	$0.10	April 29, 2011	April 15, 2011
April 26, 2011	0.10	July 29, 2011	July 15, 2011
July 29, 2011	0.10	October 31, 2011	October 14, 2011
November 7, 2011	0.10	January 13, 2012	December 30, 2011

In addition to the November 7, 2011 cash dividend declared, the Board of Directors approved the distribution of RPI on December 20, 2011 in the form of a special dividend for which GGP shareholders were entitled to receive approximately 0.0375 shares of RPI common stock held as of December 30, 2011. RPI’s net equity was recorded as of December 31, 2011 as a dividend payable as substantive conditions for the spin-off were met as of December 31, 2011 and it was probable that the spin-off would occur. Accordingly, as of December 31, 2011, we have recorded a distribution payable of $526.3 million and a related decrease in retained earnings (accumulated deficit), of which $426.7 million relates to the special dividend, on our Consolidated Balance Sheet. On January 12, 2012, we distributed our shares in RPI to the shareholders of record as of the close of business on December 30, 2011. This special dividend satisfied part of our 2011 and the 2012 REIT distribution requirements.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 20, 2010, we declared a dividend of $0.38 per share, paid on January 27, 2011 in the amount of approximately $35.8 million in cash and issued approximately 22.3 million shares of common stock (with a valuation of $14.4725 calculated based on the volume weighted average trading prices of GGP’s common stock on January 19 and January 21, 2011).

On March 29, 2011, we announced the implementation of our Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible holders of GGP’s common stock with a convenient method of increasing their investment in the Company by reinvesting all or a portion of cash dividends in additional shares of common stock. Eligible stockholders who enroll in the DRIP on or before the fourth business day preceding the record date for a dividend payment will be able to have that dividend reinvested. As a result of the DRIP elections for the dividends declared during 2011, 7,225,345 shares were issued during the year ended December 31, 2011.

In May 2011, we purchased shares of our common stock on the New York Stock Exchange through a private purchase. In addition, on August 8, 2011, the Board of Directors authorized the Company to repurchase up to $250 million of our common stock on the open market. During the year ended December 31, 2011, we have purchased 5,247,580 shares at a weighted average price of $12.53 per share for a total of $65.7 million. The following table summarizes the stock buy-back activity during the year:

Trade Date	Shares Purchased	Average Price	Total Consideration (In thousands)
May 4, 2011	30,585,957	$15.9500	$487,846
August 18 - 26, 2011	2,046,940	13.1455	26,908
September 1 - 22, 2011	2,273,172	12.4592	28,322
October 3 - 5, 2011	927,468	11.3308	10,509

There were no stock repurchases during 2009 and 2010.

NOTE 12	EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all potentially dilutive common shares. The dilutive effect of the Warrants are computed using the “if-converted” method and the dilutive effect of options and their equivalents (including fixed awards and nonvested stock issued under stock-based compensation plans), is computed using the “treasury” method.

All options were anti-dilutive for all periods presented because of net losses, and, as such, their effect has not been included in the calculation of diluted net loss per share. In addition, potentially dilutive shares of 40,781,905 related to the Warrants for the year ended December 31, 2010, have been excluded from the denominator in the computation of diluted EPS because they are also anti-dilutive. Outstanding Common Units have also been excluded from the diluted earnings per share calculation because including such Common Units would also require that the share of GGPLP income attributable to such Common Units be added back to net income therefore resulting in no effect on EPS.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information related to our EPS calculations is summarized as follows:

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
	Basic and Diluted	Basic and Diluted	Basic and Diluted	Basic and Diluted
	(In thousands)
Numerators - Basic:
Loss from continuing operations	$(314,535)	$(250,132)	$(611,790)	$(526,991)
Allocation to noncontrolling interests	(6,331)	1,843	13,572	19,911

Loss from continuing operations - net of noncontrolling interests	(320,866)	(248,289)	(598,218)	(507,080)

Discontinued operations	7,654	(5,952)	(600,618)	(777,725)
Allocation to noncontrolling interests	40	25	13,078	116

Discontinued operations - net of noncontrolling interests	7,694	(5,927)	(587,540)	(777,609)

Net (loss) income	(306,881)	(256,084)	(1,212,408)	(1,304,716)
Allocation to noncontrolling interests	(6,291)	1,868	26,650	20,027

Net loss attributable to common stockholders	$(313,172)	$(254,216)	$(1,185,758)	$(1,284,689)

Numerators - Diluted:
Loss from continuing operations - net of noncontrolling interests	$(320,866)	$(248,289)	$(598,218)	$(507,080)
Exclusion of warrant adjustment	(55,042)	-	-	-

Diluted loss from continuing operations	$(375,908)	$(248,289)	$(598,218)	$(507,080)

Net loss attributable to common stockholders	$(313,172)	$(254,216)	$(1,185,758)	$(1,284,689)
Exclusion of warrant adjustment	(55,042)	-	-	-

Diluted net loss attributable to common stockholders	$(368,214)	$(254,216)	$(1,185,758)	$(1,284,689)

Denominators:
Weighted average number of common shares outstanding - basic	943,669	945,248	316,918	311,993
Effect of dilutive securities	37,467	-	-	-

Weighted average number of common shares outstanding - diluted	981,136	945,248	316,918	311,993

NOTE 13	STOCK-BASED COMPENSATION PLANS

Incentive Stock Plans

On October 27, 2010, New GGP, Inc. adopted the General Growth Properties, Inc. 2010 Equity Plan (the “Equity Plan”) which remains in effect after the Effective Date. The number of shares of New GGP, Inc. common stock reserved for issuance under the Equity Plan is equal to 4% of New GGP, Inc.’s outstanding shares on a fully diluted basis as of the Effective Date. The Equity Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation (collectively, “the Awards”). Directors, officers and other employees of GGP’s and its subsidiaries and affiliates are eligible for Awards. The Equity Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended. No participant may be granted more than 4,000,000 shares, or the equivalent dollar value of such shares, in any year. Options granted under the Equity Plan will be designated as either nonqualified stock options or incentive stock options. An option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. The exercise price of an option may not be less than the fair value of a share of GGP’s common stock on the date of grant. The term of each option will be determined prior to the date of grant, but may not exceed ten years.

Pursuant to the Plan, on the Effective Date, unvested options issued by the Predecessor became fully vested. Each option to acquire a share of the Predecessor common stock was replaced by two options: an option to acquire one share of New GGP, Inc. common stock and a separate option to acquire 0.098344 of a share of HHC common stock.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The exercise price under the Predecessor outstanding options was allocated to the New GGP, Inc. options and the HHC options based on the relative fair values of the two underlying stocks. For purposes of such allocation, the volume-weighted price of shares of New GGP, Inc. and HHC during the last ten-day trading period (the “Trading Period”) ending on or before the 60th day after the Effective Date was used. As the date of emergence was November 9, 2010, the Trading Period was December 27, 2010 through January 7, 2011. The volume-weighted price of one New GGP, Inc. common share was $15.29 and one HHC common share was $54.13, during the Trading Period and, therefore, the exercise prices for the Predecessor options replaced were allocated in a ratio of approximately 74.15% to GGP and 25.85% to HHC. In addition, we agreed with HHC that all exercises of replacement options, except for those of two former senior executives that they exercised in 2010 immediately upon their termination of employment, would be settled by the employer of the Predecessor employee at the time of exercise.

Stock Options

The following tables summarize stock option activity for the Equity Plan for the Successor and for the 2003 Incentive Stock Plan for the Predecessor for the periods ended December 31, 2011, November 9 through December 31, 2010, January 1, 2010 through November 9, 2010 and for 2009.

	Successor				Predecessor
	2011		2010		2010		2009
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Stock options outstanding at January 1	5,427,011	$20.21	5,413,917	$16.26	4,241,500	$31.63	4,730,000	$33.01
(November 10 for Successor in 2010),
Granted	8,662,716	15.26	1,891,857	14.73	2,100,000	10.56	-	-
Stock dividend adjustment	-	-	-	-	58,127	30.32	-	-
Exercised	(51,988)	11.05	(1,828,369)	2.72	-	-	-	-
Forfeited	(1,606,792)	14.96	(25,000)	14.73	(55,870)	64.79	(290,000)	54.66
Expired	(927,078)	39.31	(25,394)	34.05	(929,840)	44.28	(198,500)	30.78

Stock options outstanding at December 31	11,503,869	$15.65	5,427,011	$20.21	5,413,917	$20.61	4,241,500	$31.63

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price
$9.00 - $13.00	2,102,363	8.6	$10.34	602,363	6.0	$10.57
$14.00 - $17.00	8,902,418	9.3	15.15	667,440	8.9	14.73
$34.00 - $37.00	-	-	-	-	-	-
$46.00 - $50.00	499,088	0.2	46.95	499,088	0.2	46.96

Total	11,503,869	8.7	$15.65	1,768,891	5.2	$22.40

Intrinsic value (in thousands)	$9,839			$2,874

Stock options under the Equity Plan generally vest in 20% increments annually from one year from the grant date. Options under the 2003 Plan were replaced under the Plan with options, fully vested, in New GGP Inc. common stock. The intrinsic value of outstanding and exercisable stock options as of December 31, 2011 represents the excess of our closing stock price on that date, $15.02, over the exercise price multiplied by the applicable number of shares that may be acquired upon exercise of stock options, and is not presented in the table above if the result is a negative value. The intrinsic value of exercised stock options represents the excess of our stock price at the time the option was exercised over the exercise price and was $0.2 million for options exercised during the year ended December 31, 2011 and $23.7 million for options exercised during the period from November 10, 2010 through December 31, 2010, No stock options were exercised during the period of January 1, 2010 through November 9, 2010, or during the year ended December 31, 2009.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average fair value of stock options as of the grant date was $4.59 for stock options granted during the year ended December 31, 2011, $3.92 for stock options granted during the period from November 10, 2010 through December 31, 2010 and $4.99 for stock options granted during the period from January 1, 2010 through November 9, 2010. No stock options were granted during the year ended December 31, 2009.

Restricted Stock

Pursuant to the Equity Plan and the 2003 Stock Incentive Plan, GGP and the Predecessor, respectively, made restricted stock grants to certain employees and non-employee directors. The vesting terms of these grants are specific to the individual grant. The vesting terms varied in that a portion of the shares vested either immediately or on the first anniversary and the remainder vested in equal annual amounts over the next two to five years. Participating employees were required to remain employed for vesting to occur (subject to certain exceptions in the case of retirement). Shares that did not vest were forfeited. Dividends are paid on restricted stock and are not returnable, even if the underlying stock does not ultimately vest. All the Predecessor grants of restricted stock became vested at the Effective Date. Each share of the Predecessor’s previously restricted common stock was replaced on the Effective Date by one share of New GGP, Inc. common stock and 0.098344 of a share of HHC common stock (rounded down to the nearest whole share because no fractional HHC shares were issued in accordance with the Plan).

The following table summarizes restricted stock activity for the respective grant year ended December 31, 2011, the periods from November 10, 2010 through December 31, 2010, the period from January 1, 2010 through November 9, 2010 and for the year ended December 31, 2009:

	Successor				Predecessor
	2011		2010		2010		2009
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock grants outstanding as of beginning of period	2,807,682	$14.24	-	$-	275,433	$33.04	410,767	$41.29
Granted	84,659	14.98	3,053,092	14.21	90,000	15.14	70,000	2.10
Canceled	(329,292)	14.73	(12,500)	14.73	(8,097)	35.57	(69,628)	46.04
Vested	(846,117)	14.23	(232,910)	13.87	(357,336)	28.48	(135,706)	35.38

Nonvested restricted stock grants outstanding as of end of period	1,716,932	$14.19	2,807,682	$14.24	-	$-	275,433	$33.04

The weighted average remaining contractual term (in years) of nonvested awards as of December 31, 2011 was 2.7 years.

The total fair value of restricted stock grants which vested was $12.1 million during the year ended December 31, 2011, $3.7 million during the period from November 10, 2010 through December 31, 2010, $5.6 million during the period from January 1, 2010 through November 9, 2010 and $0.1 million during the year ended December 31, 2009.

Threshold-Vesting Stock Options

Under the 1998 Incentive Stock Plan (the “1998 Incentive Plan”), stock incentive awards to employees in the form of threshold-vesting stock options (“TSOs”) have been granted. The exercise price of the TSO was the current market price (“CMP”) as defined in the 1998 Incentive Plan of the Predecessor common stock on the date the TSO was granted. In order for the TSOs to vest, common stock must achieve and sustain the applicable threshold price for at least 20 consecutive trading days at any time during the five years following the date of grant. Participating employees must remain employed until vesting occurs in order to exercise the options. The threshold price was determined by multiplying the CMP on the date of grant by an Estimated Annual Growth Rate (7%) and compounding the product over a five-year period. TSOs granted in 2004 and thereafter were required to be exercised within 30 days of the vesting date or be forfeited. TSOs granted prior to 2004, all of which have vested, have a term of up to 10 years. Under the 1998 Incentive Plan, 8,163,995 options had been granted and there were no grants in 2008. The 1998 Incentive Plan terminated December 31, 2008. All unvested TSOs vested on the Effective Date and were replaced by vested GGP options and HHC options with equivalent

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

terms as the former TSOs. As most TSOs were granted subsequent to 2004, the majority of the options as replacements for TSOs were forfeited on December 10, 2010. The following is information for the options as replacements for TSOs as of December 31, 2010 and for the year then ended:

Predecessor:
TSOs Outstanding, January 1, 2009	2,220,932
Forfeited/Canceled	(252,407)
Exercised	-

TSOs Outstanding, December 31, 2009	1,968,525
Stock Dividend Adjustment	30,917
Forfeited/Canceled	(305,027)
Exercised	(5,156)

TSOs Outstanding, November 9, 2010	1,689,259

Successor:
Forfeited/Expired (*)	(1,578,749)
Surrendered for cash	(1,085)

Options as replacements for TSOs outstanding, December 31, 2010	109,425
Stock Dividend Adjustment	2,370
Forfeited/Expired (*)	(8,789)
Exercised	(69,451)

Options as replacements for TSOs outstanding, December 31, 2011	33,555

Weighted Average Exercise Price Outstanding	$11.27
Weighted Average Remaining Term Outstanding	0.59
Fair Value of Outstanding Options on Effective Date (in thousands)	$465

(*) All outstanding TSOs vested pursuant to the Plan on the Effective Date. The majority of the TSOs outstanding on the Effective Date had terms which stated that, once vested, such options would expire within 30 days if not exercised.

Holders of in-the-money options under the 1998 Incentive Stock Plan had the right to elect, within sixty days after the Effective Date, to surrender such options for a cash payment equal to the amount by which the highest reported sales price for a share of the Predecessor common stock during the sixty-day period prior to and including the Effective Date exceeded the exercise price per share under such option, multiplied by the number of shares of common stock subject to such option.

Other Required Disclosures

Historical data, such as the past performance of our common stock and the length of service by employees, is used to estimate expected life of the stock options, TSOs and our restricted stock and represents the period of time the options or grants are expected to be outstanding. The weighted average estimated values of options granted were based on the following assumptions:

	Successor		Predecessor
	Year Ended December 31, 2011	November 10, 2010 through December 31, 2010	January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
Risk-free interest rate (*)	1.25%	1.26%	1.39%	No options granted
Dividend yield (*)	2.50%	2.72%	2.86%	No options granted
Expected volatility	41.16%	38.00%	38.00%	No options granted
Expected life (in years)	6.5	5.0	5.0	No options granted

(*)	Weighted average

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Compensation expense related to stock-based compensation plans is summarized in the following table:

	Successor		Predecessor
	For the year ended December 31, 2011	For the period from November 10, 2010 through December 31, 2010	For the period from January 1, 2010 through November 9, 2010	For the year ended December 31, 2009
		(in thousands)
Stock options	$8,245	$953	$3,914	$1,943
Restricted stock	11,292	5,010	9,385	2,710
TSOs	-	-	2,892	3,986

Total	$19,537	$5,963	$16,191	$8,639

The Successor consolidated statements of operations do not include any expense related to the conversion of the Predecessor options to acquire the Predecessor common stock into options to acquire New GGP, Inc. and HHC common stock as such options were fully vested at the Effective Date and no service period expense or compensation expense is therefore recognizable.

As of December 31, 2011, total compensation expense which had not yet been recognized related to nonvested options and restricted stock grants was $61.6 million. Of this total, $19.5 million is expected to be recognized in 2012, $18.4 million in 2013, $12.0 million in 2014, $8.3 million in 2015 and $3.4 million in 2016. These amounts may be impacted by future grants, changes in forfeiture estimates or vesting terms, actual forfeiture rates which differ from estimated forfeitures and/or timing of TSO vesting.

NOTE 14	OTHER ASSETS

The following table summarizes the significant components of prepaid expenses and other assets.

	December 31, 2011	December 31, 2010
	(In thousands)
Above-market tenant leases net (Note 4)	$1,162,292	$1,518,893
Security and escrow deposits	247,459	259,440
Below-market ground leases net (Note 4)	198,230	255,854
Real estate tax stabilization agreement net (Note 4)	104,295	110,607
Prepaid expenses	51,911	63,842
Receivables and finance leases	21,197	50,920
Deferred tax, net of valuation allowances	4,578	10,505
Below-market office lessee leases net	-	15,026
Other	13,834	15,365

Total prepaid expenses and other assets	$1,803,796	$2,300,452

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	OTHER LIABILITIES

The following table summarizes the significant components of accounts payable and accrued expenses.

	December 31, 2011	December 31, 2010
	(In thousands)
Below-market tenant leases, net (Note 4)	$633,756	$932,311
Accounts payable and accrued expenses	164,043	264,578
Accrued interest	196,497	143,856
Accrued real estate taxes	77,673	75,137
Accrued payroll and other employee liabilities	77,231	176,810
Deferred gains/income	65,160	60,808
Tenant and other deposits	19,271	19,109
Conditional asset retirement obligation liability	16,538	16,637
Above-market office lessee leases net	13,571	-
Construction payable	13,299	36,448
Uncertain tax position liability	6,847	8,356
Other	160,394	159,521

Total accounts payable and accrued expenses	$1,444,280	$1,893,571

NOTE 16	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of accumulated other comprehensive income (loss) as of December 31, 2011 and 2010 are as follows:

	December 31, 2011	December 31, 2010
	(in thousands)
Net unrealized (losses) gains on financial instruments	$-	$129
Foreign currency translation	(48,545)	75
Unrealized gains (losses) on available-for-sale securities	263	(32)

	$(48,282)	$172

NOTE 17	LITIGATION

In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Default Interest

Pursuant to the Plan, the Company cured and reinstated that certain note (the “Homart Note”) in the original principal amount of $254.0 million between GGP Limited Partnership and The Comptroller of the State of New York as Trustee of the Common Retirement Fund (“CRF”) by payment in cash of accrued interest at the contractual non-default rate. CRF, however, contended that the Company’s bankruptcy caused the Company to default under the Homart Note and, therefore, post-petition interest accrued under the Homart Note at the contractual default rate was due for the period June 1, 2009 until November 9, 2010. On June 16, 2011, the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) ruled in favor of CRF, and, on June 22, 2011, the Company elected to satisfy the Homart Note in full by paying CRF the outstanding default interest and principal amount on the Homart Note totaling $246.0 million. As a result of the ruling, the Company incurred and paid $11.7 million of default interest expense during the year ended December 31, 2011. However, the Company has appealed the Bankruptcy Court’s order and has reserved its right to recover the payment of default interest.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the Plan, the Company agreed to pay to the holders of claims (the “2006 Lenders”) under a revolving and term loan facility (the “2006 Credit Facility”) the principal amount of their claims outstanding of approximately $2.58 billion plus post-petition interest at the contractual non-default rate. However, the 2006 Lenders asserted that they were entitled to receive interest at the contractual default rate. In July 2011, the Bankruptcy Court ruled in favor of the 2006 Lenders, and in August 2011, the Company appealed the order. As a result of the ruling, the Company recorded additional default interest of $49.5 million in the year ended December 31, 2011 and has accrued $91.5 million as of December 31, 2011. The Company accrued $42.0 million of default interest as of December 31, 2010 based upon its assessment of default interest amounts that would be paid under the 2006 Credit Facility. We will continue to evaluate the appropriateness of our accrual during the appeal process.

Tax Indemnification Liability

Pursuant to the Investment Agreements, the Successor has indemnified HHC from and against 93.75% of any and all losses, claims, damages, liabilities and reasonable expenses to which HHC and its subsidiaries become subject, in each case solely to the extent directly attributable to MPC Taxes (as defined in the Investment Agreements) in an amount up to $303.8 million. Under certain circumstances, we agreed to be responsible for interest or penalties attributable to such MPC Taxes in excess of the $303.8 million. As a result of this indemnity, The Howard Hughes Company, LLC and Howard Hughes Properties, Inc. filed petitions in the United States Tax Court on May 6, 2011, contesting this liability. We have accrued $303.8 million as of December 31, 2011 and 2010 related to the tax indemnification liability. In addition, we have accrued $21.6 million of interest related to the tax indemnification liability in accounts payable and accrued expenses on our Consolidated Balance Sheet as of December 31, 2011 and $19.7 million as of December 31, 2010. The aggregate liability of $325.4 million represents management’s best estimate of our liability as of December 31, 2011, which will be periodically evaluated in the aggregate. We do not expect to make any payments on the tax indemnification liability within the next 12 months.

NOTE 18	COMMITMENTS AND CONTINGENCIES

We lease land or buildings at certain properties from third parties. The leases generally provide us with a right of first refusal in the event of a proposed sale of the property by the landlord. Rental payments are expensed as incurred and have, to the extent applicable, been straight-lined over the term of the lease. The following is a summary of our contractual rental expense as presented in our Consolidated Statements of Operations and Comprehensive Income (Loss):

	Successor		Predecessor
	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010	Year Ended December 31, 2009
		(In thousands)
Contractual rent expense, including participation rent	$14,438	$2,014	$9,396	$11,737
Contractual rent expense, including participation rent and excluding amortization of above and below-market ground leases and straight-line rent	8,455	1,185	4,770	6,290

See Note 8 for our obligations related to uncertain tax positions for disclosure of additional contingencies.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the contractual maturities of our long-term commitments. Long-term debt, held for sale debt and ground leases include the related acquisition accounting fair value adjustments:

	2012	2013	2014	2015	2016	Subsequent / Other	Total
				(In thousands)
Long-term debt-principal	$1,554,557	$1,388,059	$2,723,046	$2,038,427	$3,424,025	$6,001,392	$17,129,506
Held for sale debt principal(1)	85,961	-	-	-	-	-	85,961
Retained debt-principal	37,745	1,277	1,363	1,440	1,521	87,272	130,618
Junior Subordinated Notes(2)	206,200	-	-	-	-	-	206,200
Ground lease payments	6,520	6,629	6,663	6,674	6,558	223,767	256,811
Tax indemnification liability	-	-	-	-	-	303,750	303,750
Uncertain tax position liability	-	-	-	-	-	6,847	6,847

Total	$1,890,983	$1,395,965	$2,731,072	$2,046,541	$3,432,104	$6,623,028	$18,119,693

(1) Held for sale debt principal is included in liabilities held for disposition on the consolidated balance sheet.

(2) Although we do not expect the notes to be redeemed prior to maturity in 2041, the trust that owns the notes may exercise its right to redeem the notes prior to 2041. As a result, the notes are included as amounts due in 2012.

Contingent Stock Agreement

In conjunction with GGP’s acquisition of The Rouse Company (“TRC”) in November 2004, GGP assumed TRC’s obligations under the Contingent Stock Agreement, (“the “CSA”). Under the terms of the CSA, the Predecessor was required through August 2009 to issue shares of its common stock semi-annually (February and August) to the previous owners of certain assets within the Summerlin Master Planned Community (the “CSA Assets”) dependent on the cash flows from the development and/or sale of the CSA Assets and the Predecessor’s stock price. During 2009, the Predecessor was not obligated to deliver any shares of its common stock under the CSA as the net development and sales cash flows of the CSA assets were negative for the applicable periods. The Plan provided that the final payment and settlement of all other claims under the CSA would be a total of $230.0 million, all of which has been paid by GGP as of December 31, 2010. On the Effective Date, the CSA assets were spun-out, with the other Summerlin assets, to HHC.

NOTE 19	SUBSEQUENT EVENTS

On January 12, 2012, we completed the spin-off of RPI, which now owns a 30-mall portfolio, totaling approximately 21 million square feet. The RPI Spin-Off was accomplished through a special dividend of the common stock of RPI to holders of GGP common stock as of December 30, 2011. Subsequent to the spin-off, we retained a 1% interest in RPI subsequent to the spin-off. Because RPI is presented as part of our continuing operations as of December 31, 2011, the consolidated financial information presented herein includes RPI for all periods presented.

On February 21, 2012, we sold Grand Traverse Mall to RPI. RPI assumed the debt on the property as consideration for the purchase.

On February 23, 2012, our board approved the purchase of 11 anchor boxes from an anchor tenant for $270 million. These anchor boxes will provide us further opportunities to expand, redevelop and enhance certain assets within our portfolio. The acquisition is expected to close in the second quarter of 2012.

On February 27, 2012, our board approved the declaration of a quarterly common stock dividend of $0.10 per share. The dividend is payable on April 30, 2012, to stockholders of record on April 16, 2012.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2011
	Successor
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)
Total revenues	$680,180	$659,839	$683,332	$719,592
Operating income	172,691	154,065	142,330	123,842
Income (loss) from continuing operations	5,669	(203,753)	251,158	(367,609)
Income (loss) from discontinued operations	1,267	1,640	5,403	(656)
Net income (loss) attributable to common shareholders	5,664	(203,047)	252,049	(367,838)
Basic earnings (loss) per share from:[1]
Continuing operations	-	(0.22)	0.26	(0.39)
Discontinued operations	-	-	0.01	-

Diluted earnings (loss) per share from:[1]
Continuing operations	-	(0.22)	0.25	(0.39)
Discontinued operations	-	-	0.01	-

Dividends declared per share[2]	0.10	0.10	0.10	0.53
Weighted-average shares outstanding:
Basic	957,435	946,769	936,260	943,669
Diluted	996,936	946,769	970,691	981,136

	2010

	Predecessor				Successor
	First Quarter	Second Quarter	Third Quarter	Period from October 1 through November 9	Period from November 10 through December 31
		(In thousands, except per share amounts)
Total revenues	$691,511	$680,883	$686,298	$304,263	$409,117
Operating income	265,601	258,847	255,608	122,906	85,163
Income (loss) from continuing operations	13,744	(122,833)	(224,732)	(277,969)	(250,132)
Income (loss) from discontining operations	42,030	5,262	(9,047)	(638,863)	(5,952)
Net income (loss) attributable to common shareholders	51,656	(117,527)	(231,185)	(888,702)	(254,216)

Basic earnings (loss) per share from: [1]
Continuing operations	0.03	(0.39)	(0.70)	(0.83)	(0.26)
Discontinued operations	0.13	0.02	(0.03)	(1.97)	(0.01)

Diluted earnings (loss) per share from: [1]
Continuing operations	0.03	(0.39)	(0.70)	(0.83)	(0.26)
Discontinued operations	0.13	0.02	(0.03)	(1.97)	(0.01)

Dividends declared per share	-	-	-	-	0.38
Weighted-average shares outstanding:
Basic	315,773	317,363	317,393	317,393	945,248
Diluted	317,070	317,363	317,393	317,393	945,248

[1]	Earnings (loss) per share for the quarters do not add up to annual earnings per share due to the issuance of additional common stock during the year.
[2]	Includes $0.43 non-cash distribution of Rouse Properties, Inc. (Note11).

NOTE 21	PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following pro forma financial information has been presented as a result of the acquisition of the Predecessor pursuant to the Plan during 2010. The pro forma consolidated statements of operations are based upon the historical financial information of the Predecessor and the Successor as presented in this Annual Report, excluding discontinued operations and the financial information of operations spun off to HHC, as if the transaction had been consummated on the first day of the earliest period presented.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following pro forma financial information may not necessarily be indicative of what our actual results would have been if the Plan had been consummated as of the date assumed, nor does it purport to represent our results of operations for future periods.

	For the period from November 10, 2010 through December 31, 2010	For the period from January 1, 2010 through November 9, 2010	Pro Forma Year Ended December 31, 2010
	(In thousands)
Total revenues	$409,117	$2,362,955	$2,731,794
Loss from continuing operations	(250,132)	(611,790)	(709,630)

	Year Ended December 31, 2009	Pro Forma Year Ended December 31, 2009
Total revenues	$2,829,964	$2,780,005
Loss from continuing operations	(526,991)	(891,540)

Included in the above pro forma financial information for the year ended December 31, 2010 and 2009 are the following adjustments:

Minimum rent receipts are recognized on a straight-line basis over periods that reflect the related lease terms, and include accretion and amortization related to above and below market portions of tenant leases. Acquisition accounting pro forma adjustments reflect a change in the periods over which such items are recognized. The adjustment related to straight line rent and accretion and amortization related to above and below market portions of tenant leases was a decrease in revenues of $45.1 million for the year ended December 31, 2010 and $56.3 million for the year ended December 31, 2009.

Depreciation and amortization have been adjusted to reflect adjustments of estimated useful lives and contractual terms as well as the fair valuation of the underlying assets and liabilities, resulting in changes to the rate and amount of depreciation and amortization.

Interest expense has been adjusted to reflect the reduction in interest expense due to the repayment or replacement of certain of Old GGP’s debt as provided by the Plan. In addition, the pro forma information reflects non-cash adjustments to interest expense due to the fair valuing of debt and deferred expenses and other amounts in historical interest expense as a result of the acquisition method of accounting.

Reorganization items have been reversed as the Plan is assumed to be effective and all debtors of the Predecessor are deemed to have emerged from bankruptcy as of the first day of the periods presented and, accordingly, such expenses or items would not be incurred.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

General Growth Properties, Inc.

Chicago, Illinois

We have audited the consolidated financial statements of General Growth Properties, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the year ended December 31, 2011 and the period from November 10, 2010 to December 31, 2010 (Successor Company operations), and the period from January 1, 2010 to November 9, 2010 and the year ended December 31, 2009 (Predecessor Company operations) and the Company’s internal control over financial reporting as of December 31, 2011, and have issued our reports thereon dated February 29, 2012 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s financial statements including assets, liabilities, and a capital structure with carrying values not comparable with prior periods). This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 29, 2012

GENERAL GROWTH PROPERTIES, INC.

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2011

			Acquisition Accounting Cost (f)		Costs Capitalized Subsequent to Acquisition (c)		Gross Amounts at Which Carried at Close of Period (d)
Name of Center	Location	Encumbrances (a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (e)	Date Acquired	Life Upon Which Latest Statement of Operation is Computed
					(In thousands)

Ala Moana Center	Honolulu, HI	$1,322,146	$571,836	1,738,740	$-	$1,892	$571,836	$1,740,632	$2,312,468	$67,252	2010	(e)
Anaheim Crossing	Anaheim, CA	-	-	4,464	-	(4,464)	-	-	-	-	2010	(e)
Animas Valley Mall	Farmington, NM	43,451	6,509	32,270	-	858	6,509	33,128	39,637	2,745	2010	(e)
Apache Mall	Rochester, MN	-	17,738	116,663	-	986	17,738	117,649	135,387	5,701	2010	(e)
Arizona Center	Phoenix, AZ	-	4,095	168,099	(4,095)	(168,099)	-	-	-	-	2010	(e)
Augusta Mall	Augusta, GA	159,401	25,450	137,376	-	3,394	25,450	140,770	166,220	8,333	2010	(e)
Bailey Hills Village	Eugene, OR	-	422	347	(422)	(347)	-	-	-	-	2010	(e)
Baskin Robbins	Idaho Falls, ID	-	333	19	-	-	333	19	352	5	2010	(e)
Baybrook Mall	Friendswood, TX	179,951	76,527	288,241	-	(2,215)	76,527	286,026	362,553	12,367	2010	(e)
Bayshore Mall	Eureka, CA	30,436	4,770	33,305	-	(327)	4,770	32,978	37,748	2,005	2010	(e)
Bayside Marketplace	Miami, FL	83,953	-	198,396	-	1,105	-	199,501	199,501	13,491	2010	(e)
Beachwood Place	Beachwood, OH	227,749	59,156	196,205	-	1,256	59,156	197,461	256,617	7,602	2010	(e)
Bellis Fair	Bellingham, WA	93,882	14,122	102,033	-	704	14,122	102,737	116,859	4,956	2010	(e)
Birchwood Mall	Port Huron, MI	46,924	8,316	44,884	-	68	8,316	44,952	53,268	2,577	2010	(e)
Boise Plaza	Boise, ID	-	3,996	645	-	(42)	3,996	603	4,599	73	2010	(e)
Boise Towne Plaza	Boise, ID	9,694	6,457	3,195	-	10	6,457	3,205	9,662	446	2010	(e)
Boise Towne Square	Boise, ID	139,650	37,724	159,923	-	213	37,724	160,136	197,860	7,055	2010	(e)
Brass Mill Center	Waterbury, CT	89,053	21,959	79,574	-	504	21,959	80,078	102,037	4,415	2010	(e)
Brass Mill Commons	Waterbury, CT	19,046	9,538	19,533	-	(133)	9,538	19,400	28,938	1,100	2010	(e)
Burlington Town Center	Burlington, VT	24,066	3,703	22,576	-	(615)	3,703	21,961	25,664	2,449	2010	(e)
Cache Valley Mall	Logan, UT	28,623	2,890	19,402	-	(48)	2,890	19,354	22,244	1,115	2010	(e)
Cache Valley Marketplace	Logan, UT	-	1,072	7,440	-	13	1,072	7,453	8,525	503	2010	(e)
Canyon Point Village Center	Las Vegas, NV	-	11,439	9,388	(11,439)	(9,388)	-	-	-	-	2010	(e)
Capital Mall	Jefferson City, MO	-	1,114	7,731	-	(45)	1,114	7,686	8,800	899	2010	(e)
Chula Vista Center	Chula Vista, CA	-	13,214	67,743	1,149	10,134	14,363	77,877	92,240	4,052	2010	(e)
Coastland Center	Naples, FL	120,694	24,470	166,038	-	343	24,470	166,381	190,851	7,605	2010	(e)
Collin Creek	Plano, TX	63,742	14,747	48,094	-	426	14,747	48,520	63,267	2,997	2010	(e)
Colony Square Mall	Zanesville, OH	28,212	4,253	29,573	-	546	4,253	30,119	34,372	2,150	2010	(e)
Columbia Mall	Columbia, MO	89,355	7,943	107,969	-	8	7,943	107,977	115,920	6,343	2010	(e)
Columbiana Centre	Columbia, SC	103,800	22,178	125,061	-	17	22,178	125,078	147,256	7,791	2010	(e)
Coral Ridge Mall	Coralville, IA	91,278	20,178	134,515	-	171	20,178	134,686	154,864	6,657	2010	(e)
Coronado Center	Albuquerque, NM	153,690	28,312	153,526	-	1,163	28,312	154,689	183,001	8,322	2010	(e)
Crossroads Center	St. Cloud, MN	78,493	15,499	103,077	-	1,480	15,499	104,557	120,056	5,855	2010	(e)
Cumberland Mall	Atlanta, GA	105,594	36,913	138,795	-	1,545	36,913	140,340	177,253	7,703	2010	(e)
Deerbrook Mall	Humble, TX	152,656	36,761	133,448	-	(295)	36,761	133,153	169,914	6,485	2010	(e)
Eastridge Mall	Casper, WY	34,310	5,484	36,756	-	91	5,484	36,847	42,331	2,299	2010	(e)
Eastridge Mall	San Jose, CA	153,167	30,368	135,317	-	603	30,368	135,920	166,288	6,147	2010	(e)
Eden Prairie Center	Eden Prairie, MN	73,308	24,985	74,733	-	83	24,985	74,816	99,801	5,902	2010	(e)
Fallbrook Center	West Hills, CA	81,771	18,479	62,432	1,543	4,364	20,022	66,796	86,818	3,622	2010	(e)
Faneuil Hall Marketplace	Boston, MD	-	-	91,817	-	(91,817)	-	-	-	-	2010	(e)
Fashion Place	Murray, UT	138,206	24,068	232,456	-	22,215	24,068	254,671	278,739	10,402	2010	(e)
Fashion Show	Las Vegas, NV	629,870	564,310	627,327	-	29,169	564,310	656,496	1,220,806	33,441	2010	(e)

GENERAL GROWTH PROPERTIES, INC.

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2011

			Acquisition Accounting Cost (f)		Costs Capitalized Subsequent to Acquisition (c)		Gross Amounts at Which Carried at Close of Period (d)
Name of Center	Location	Encumbrances (a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (e)	Date Acquired	Life Upon Which Latest Statement of Operation is Computed
					(In thousands)
Foothills Mall	Fort Collins, CO	38,682	16,137	22,259	-	1,342	16,137	23,601	39,738	2,293	2010	(e)
Fort Union	Midvale, UT	2,386	-	2,104	-	(375)	-	1,729	1,729	58	2010	(e)
Four Seasons Town Centre	Greensboro, NC	93,570	17,259	126,570	-	736	17,259	127,306	144,565	5,908	2010	(e)
Fox River Mall	Appleton, WI	185,835	42,259	217,932	-	1,029	42,259	218,961	261,220	8,857	2010	(e)
Fremont Plaza	Las Vegas, NV	-	-	1,723	-	(17)	-	1,706	1,706	202	2010	(e)
Gateway Crossing Shopping Center	Bountiful, UT	-	9,701	13,957	(9,701)	(13,957)	-	-	-	-	2010	(e)
Gateway Mall	Springfield, OR	-	7,097	36,573	-	2,574	7,097	39,147	46,244	2,457	2010	(e)
Glenbrook Square	Fort Wayne, IN	158,095	30,965	147,002	-	(447)	30,965	146,555	177,520	6,880	2010	(e)
Governor’s Square	Tallahassee, FL	75,465	18,289	123,088	-	733	18,289	123,821	142,110	8,209	2010	(e)
Grand Teton Mall	Idaho Falls, ID	50,733	7,836	52,616	-	394	7,836	53,010	60,846	2,817	2010	(e)
Grand Teton Plaza	Idaho Falls, ID	-	5,230	7,042	-	577	5,230	7,619	12,849	441	2010	(e)
Greenwood Mall	Bowling Green, KY	-	12,459	85,370	-	1,912	12,459	87,282	99,741	4,494	2010	(e)
Harborplace	Baltimore, MD	50,198	-	82,834	-	835	-	83,669	83,669	3,627	2010	(e)
Hulen Mall	Fort Worth, TX	103,599	8,665	112,252	-	9,409	8,665	121,661	130,326	5,579	2010	(e)
Jordan Creek Town Center	West Des Moines, IA	173,545	54,663	262,608	-	1,643	54,663	264,251	318,914	11,394	2010	(e)
Knollwood Mall	St. Louis Park, MN	36,132	6,127	32,905	-	119	6,127	33,024	39,151	1,987	2010	(e)
Lakeland Square	Lakeland, FL	51,357	10,938	56,867	-	614	10,938	57,481	68,419	3,226	2010	(e)
Lakeside Mall	Sterling Heights, MI	155,040	36,993	130,460	-	1,275	36,993	131,735	168,728	6,039	2010	(e)
Lansing Mall	Lansing, MI	22,129	9,615	49,220	-	279	9,615	49,499	59,114	2,980	2010	(e)
Lincolnshire Commons	Lincolnshire, IL	27,423	8,806	26,848	-	(10)	8,806	26,838	35,644	1,327	2010	(e)
Lynnhaven Mall	Virginia Beach, VA	218,241	54,628	219,013	-	(1,478)	54,628	217,535	272,163	10,117	2010	(e)
Mall At Sierra Vista	Sierra Vista, AZ	23,335	7,078	36,441	-	2	7,078	36,443	43,521	1,764	2010	(e)
Mall of Louisiana	Baton Rouge, LA	234,883	88,742	319,097	-	43	88,742	319,140	407,882	11,941	2010	(e)
Mall of The Bluffs	Council Bluffs, IA	25,909	3,839	12,007	-	(205)	3,839	11,802	15,641	972	2010	(e)
Mall St. Matthews	Louisville, KY	135,695	42,014	155,809	19	1,389	42,033	157,198	199,231	6,829	2010	(e)
Mall St. Vincent	Shreveport, LA	-	4,604	21,927	-	(340)	4,604	21,587	26,191	1,396	2010	(e)
Market Place Shopping Center	Champaign, IL	105,240	21,611	111,515	-	1,378	21,611	112,893	134,504	6,137	2010	(e)
Mayfair Mall	Wauwatosa, WI	297,066	84,473	352,140	(79)	685	84,394	352,825	437,219	17,345	2010	(e)
Meadows Mall	Las Vegas, NV	97,462	30,275	136,846	-	322	30,275	137,168	167,443	6,241	2010	(e)
Mondawmin Mall	Baltimore, MD	72,556	19,707	63,348	-	4,405	19,707	67,753	87,460	4,102	2010	(e)
Newgate Mall	Ogden, UT	38,204	17,856	70,318	-	2,487	17,856	72,805	90,661	4,688	2010	(e)
Newpark Mall	Newark, CA	67,056	17,848	57,404	-	857	17,848	58,261	76,109	3,797	2010	(e)
North Plains Mall	Clovis, NM	13,160	2,218	11,768	-	379	2,218	12,147	14,365	958	2010	(e)
North Point Mall	Alpharetta, GA	207,212	57,900	228,517	-	1,930	57,900	230,447	288,347	14,810	2010	(e)
North Star Mall	San Antonio, TX	217,665	91,135	392,422	-	3,097	91,135	395,519	486,654	15,252	2010	(e)
Northridge Fashion Center	Northridge, CA	248,738	66,774	238,023	-	112	66,774	238,135	304,909	11,093	2010	(e)
NorthTown Mall	Spokane, WA	89,565	12,310	108,857	-	575	12,310	109,432	121,742	6,389	2010	(e)
Oak View Mall	Omaha, NE	84,601	20,390	107,216	-	1,673	20,390	108,889	129,279	6,406	2010	(e)
Oakwood Center	Gretna, LA	90,249	21,105	74,228	-	149	21,105	74,377	95,482	3,278	2010	(e)
Oakwood Mall	Eau Claire, WI	81,592	13,786	92,114	-	532	13,786	92,646	106,432	4,995	2010	(e)
Oglethorpe Mall	Savannah, GA	130,229	27,075	157,100	-	1,700	27,075	158,800	185,875	8,370	2010	(e)
Owings Mills Mall	Owing Mills, MD	-	24,921	31,746	(22,519)	(6,202)	2,402	25,544	27,946	1,414	2010	(e)
Oxmoor Center	Louisville, KY	94,396	-	117,814	-	874	-	118,688	118,688	5,133	2010	(e)

GENERAL GROWTH PROPERTIES, INC.

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2011

			Acquisition Accounting Cost (f)		Costs Capitalized Subsequent to Acquisition (c)		Gross Amounts at Which Carried at Close of Period (d)
Name of Center	Location	Encumbrances (a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (e)	Date Acquired	Life Upon Which Latest Statement of Operation is Computed
					(In thousands)
Paramus Park	Paramus, NJ	96,729	31,320	102,054	-	2,026	31,320	104,080	135,400	5,956	2010	(e)
Park City Center	Lancaster, PA	195,740	42,451	195,409	-	660	42,451	196,069	238,520	5,094	2010	(e)
Park Place	Tucson, AZ	198,468	61,907	236,019	-	577	61,907	236,596	298,503	9,352	2010	(e)
Peachtree Mall	Columbus, GA	82,983	13,855	92,143	-	2,187	13,855	94,330	108,185	5,843	2010	(e)
Pecanland Mall	Monroe, LA	51,551	12,943	73,231	-	1,672	12,943	74,903	87,846	4,894	2010	(e)
Pembroke Lakes Mall	Pembroke Pines, FL	122,111	64,883	254,910	-	322	64,883	255,232	320,115	17,140	2010	(e)
Pierre Bossier Mall	Bossier City, LA	41,440	7,522	38,247	-	(291)	7,522	37,956	45,478	1,828	2010	(e)
Pine Ridge Mall	Pocatello, ID	23,133	7,534	5,013	-	49	7,534	5,062	12,596	726	2010	(e)
Pioneer Place	Portland, OR	112,329	-	97,096	-	962	-	98,058	98,058	3,712	2010	(e)
Plaza 800	Sparks, NV	-	-	61	-	336	-	397	397	14	2010	(e)
Prince Kuhio Plaza	Hilo, HI	33,814	-	52,373	-	(100)	-	52,273	52,273	3,078	2010	(e)
Providence Place	Providence, RI	421,371	-	400,893	-	1,345	-	402,238	402,238	16,169	2010	(e)
Provo Towne Centre	Provo, UT	55,422	17,027	75,871	-	(12,949)	17,027	62,922	79,949	3,559	2010	(e)
Red Cliffs Mall	St. George, UT	21,986	4,739	33,357	-	(135)	4,739	33,222	37,961	1,798	2010	(e)
Red Cliffs Plaza	St. George, UT	-	2,073	573	-	5	2,073	578	2,651	104	2010	(e)
Regency Square Mall	Jacksonville, FL	74,467	14,979	56,082	-	(660)	14,979	55,422	70,401	6,066	2010	(e)
Ridgedale Center	Minnetonka, MN	161,139	39,495	151,090	-	1,460	39,495	152,550	192,045	6,863	2010	(e)
River Falls Mall	Clarksville, IN	-	4,464	12,824	(4,464)	(12,824)	-	-	-	-	2010	(e)
River Hills Mall	Mankato, MN	76,961	16,207	85,608	-	1,352	16,207	86,960	103,167	4,577	2010	(e)
Riverlands Shopping Center	LaPlace, LA	-	2,017	4,676	(2,017)	(4,676)	-	-	-	-	2010	(e)
Riverside Plaza	Provo, UT	-	8,128	9,489	(8,128)	(9,489)	-	-	-	-	2010	(e)
Rivertown Crossings	Grandville, MI	167,829	47,790	181,770	-	1,507	47,790	183,277	231,067	7,992	2010	(e)
Rogue Valley Mall	Medford, OR	26,575	9,042	61,558	-	1,438	9,042	62,996	72,038	3,248	2010	(e)
Saint Louis Galleria	St. Louis, MO	-	21,425	263,596	(21,425)	(263,596)	-	-	-	-	2010	(e)
Salem Center	Salem, OR	37,416	5,925	33,620	-	(84)	5,925	33,536	39,461	1,742	2010	(e)
Sikes Senter	Wichita Falls, TX	49,891	5,915	34,075	-	1,467	5,915	35,542	41,457	3,097	2010	(e)
Silver Lake Mall	Coeur d’Alene, ID	13,078	3,237	12,914	-	33	3,237	12,947	16,184	730	2010	(e)
Sooner Mall	Norman, OK	57,721	9,902	69,570	-	2,744	9,902	72,314	82,216	3,599	2010	(e)
Southlake Mall	Morrow, GA	91,708	19,263	68,607	-	166	19,263	68,773	88,036	5,439	2010	(e)
Southland Center	Taylor, MI	-	13,698	51,861	-	(666)	13,698	51,195	64,893	2,234	2010	(e)
Southland Mall	Hayward, CA	72,908	23,407	81,474	-	6,386	23,407	87,860	111,267	4,889	2010	(e)
Southshore Mall	Aberdeen, WA	-	460	316	-	71	460	387	847	147	2010	(e)
Southwest Plaza	Littleton, CO	106,375	19,024	76,453	-	95	19,024	76,548	95,572	5,188	2010	(e)
Spokane Valley Mall	Spokane, WA	52,431	14,328	83,706	-	(9,930)	14,328	73,776	88,104	3,514	2010	(e)
Spokane Valley Plaza	Spokane, WA	-	2,488	16,503	-	(2,122)	2,488	14,381	16,869	697	2010	(e)
Spring Hill Mall	West Dundee, IL	52,611	8,219	23,679	-	(53)	8,219	23,626	31,845	1,803	2010	(e)
Staten Island Mall	Staten Island, NY	282,198	102,227	375,612	-	2,496	102,227	378,108	480,335	20,017	2010	(e)
Steeplegate Mall	Concord, NH	66,434	11,438	42,032	-	264	11,438	42,296	53,734	2,481	2010	(e)
Stonestown Galleria	San Francisco, CA	216,093	65,962	203,043	-	(705)	65,962	202,338	268,300	8,425	2010	(e)
The Boulevard Mall	Las Vegas, NV	81,895	34,523	46,428	-	851	34,523	47,279	81,802	4,340	2010	(e)
The Crossroads	Portage, MI	-	20,261	95,463	-	(40)	20,261	95,423	115,684	7,296	2010	(e)
The Gallery At Harborplace	Baltimore, MD	77,778	15,930	112,117	-	1,076	15,930	113,193	129,123	5,328	2010	(e)
The Grand Canal Shoppes	Las Vegas, NV	370,823	49,785	716,625	-	(715)	49,785	715,910	765,695	25,307	2010	(e)
The Maine Mall	South Portland, ME	200,706	36,205	238,067	-	1,464	36,205	239,531	275,736	11,253	2010	(e)

GENERAL GROWTH PROPERTIES, INC.

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2011

			Acquisition Accounting Cost (f)		Costs Capitalized Subsequent to Acquisition (c)		Gross Amounts at Which Carried at Close of Period (d)
Name of Center	Location	Encumbrances (a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (e)	Date Acquired	Life Upon Which Latest Statement of Operation is Computed
					(In thousands)
The Mall In Columbia	Columbia, MD	402,438	124,540	479,171	-	839	124,540	480,010	604,550	18,353	2010	(e)
The Parks at Arlington	Arlington, TX	183,116	19,807	299,708	-	1,315	19,807	301,023	320,830	12,018	2010	(e)
The Pines	Pine Bluff, AR	-	331	1,631	(331)	(1,631)	-	-	-	-	2010	(e)
The Shoppes at Buckland	Manchester, CT	155,358	35,180	146,474	-	(218)	35,180	146,256	181,436	8,241	2010	(e)
The Shoppes at the Palazzo	Las Vegas, NV	241,282	-	290,826	-	(1,028)	-	289,798	289,798	9,555	2010	(e)
The Shops At Fallen Timbers	Maumee, OH	46,969	3,785	31,771	(23)	1,249	3,762	33,020	36,782	1,806	2010	(e)
The Shops At La Cantera	San Antonio, TX	170,436	80,016	350,737	-	16,699	80,016	367,436	447,452	13,492	2010	(e)
The Streets At SouthPoint	Durham, NC	228,970	66,045	242,189	-	12,183	66,045	254,372	320,417	22,869	2010	(e)
The Village Of Cross Keys	Baltimore, MD	-	8,425	26,651	-	922	8,425	27,573	35,998	2,753	2010	(e)
The Woodlands Mall	The Woodlands, TX	268,047	84,889	349,315	-	479	84,889	349,794	434,683	13,614	2010	(e)
Three Rivers Mall	Kelso, WA	18,834	2,080	11,142	-	593	2,080	11,735	13,815	1,057	2010	(e)
Town East Mall	Mesquite, TX	94,703	9,928	168,555	-	4,309	9,928	172,864	182,792	7,257	2010	(e)
Tucson Mall	Tucson, AZ	112,014	2,071	193,815	-	91,381	2,071	285,196	287,267	18,054	2010	(e)
Twin Falls Crossing	Twin Falls, ID	-	1,680	2,770	(1,680)	(2,770)	-	-	-	-	2010	(e)
Tysons Galleria	McLean, VA	260,459	90,317	351,005	-	2,208	90,317	353,213	443,530	12,502	2010	(e)
Valley Hills Mall	Hickory, NC	52,110	10,047	61,817	-	422	10,047	62,239	72,286	3,438	2010	(e)
Valley Plaza Mall	Bakersfield, CA	84,899	38,964	211,930	-	(878)	38,964	211,052	250,016	9,945	2010	(e)
Visalia Mall	Visalia, CA	36,402	11,912	80,185	-	(58)	11,912	80,127	92,039	3,396	2010	(e)
Vista Commons	Las Vegas, NV	-	6,348	13,110	(6,348)	(13,110)	-	-	-	-	2010	(e)
Vista Ridge Mall	Lewisville, TX	74,066	15,965	34,105	-	12,387	15,965	46,492	62,457	3,253	2010	(e)
Washington Park Mall	Bartlesville, OK	10,451	1,388	8,213	-	73	1,388	8,286	9,674	730	2010	(e)
West Oaks Mall	Ocoee, FL	64,757	20,278	55,607	(12,692)	(36,175)	7,586	19,432	27,018	1	2010	(e)
West Valley Mall	Tracy, CA	48,437	31,340	38,316	-	3,612	31,340	41,928	73,268	3,080	2010	(e)
Westlake Center	Seattle, WA	4,487	19,055	129,295	(14,819)	(98,703)	4,236	30,592	34,828	1,418	2010	(e)
Westwood Mall	Jackson, MI	27,019	5,708	28,006	-	171	5,708	28,177	33,885	1,675	2010	(e)
White Marsh Mall	Baltimore, MD	178,935	43,880	177,194	4,125	3,989	48,005	181,183	229,188	10,151	2010	(e)
White Mountain Mall	Rock Springs, WY	10,596	3,010	11,311	-	466	3,010	11,777	14,787	1,274	2010	(e)
Willowbrook	Wayne, NJ	162,852	110,660	419,822	-	3,175	110,660	422,997	533,657	20,093	2010	(e)
Woodbridge Center	Woodbridge, NJ	191,054	67,825	242,744	-	8,830	67,825	251,574	319,399	10,913	2010	(e)
Woodlands Village	Flagstaff, AZ	6,040	3,624	12,960	-	(55)	3,624	12,905	16,529	869	2010	(e)
Yellowstone Square	Idaho Falls, ID	-	2,625	1,163	(2,625)	(1,163)	-	-	-	-	2010	(e)
Office, other and development in progress		2,013,447	165,478	542,790	(46,364)	(71,688)	119,114	471,102	590,216	30,617

Total		$17,335,706	$4,793,855	$20,445,462	$(162,335)	$(519,644)	$4,631,520	$19,925,818	$24,557,338	$973,027
Properties Held For Disposition:

Austin Bluffs Plaza	Colorado Springs, CO	1,983	1,425	1,075	-	-	1,425	1,075	2,500	40	2010	(e)
Grand Traverse Mall	Traverse City, MI	72,453	9,269	59,307	-	-	9,269	59,307	68,576	414	2010	(e)
Orem Plaza Center Street	Orem, UT	2,133	1,935	2,180	-	6	1,935	2,186	4,121	71	2010	(e)
Orem Plaza State Street	Orem, UT	1,320	1,264	611	-	52	1,264	663	1,927	29	2010	(e)
River Pointe Plaza	West Jordan, UT	3,303	3,128	3,509	-	6	3,128	3,515	6,643	156	2010	(e)
University Crossing	Orem, UT	4,769	8,170	16,886	-	(84)	8,170	16,802	24,972	862	2010	(e)

		$85,961	$25,191	$83,568	$-	$(20)	$25,191	$83,548	$108,739	$1,572

GENERAL GROWTH PROPERTIES, INC.

NOTES TO SCHEDULE III

(a)	See description of mortgages, notes and other debt payable in Note 7 of Notes to Consolidated Financial Statements.

(b)	Initial cost is the carrying value at the Effective Date due to the application of the acquisition method of accounting (Note 4).

(c)	Due to the application of the acquisition method of accounting, all dates are November 9, 2010, the Effective Date.

(d)	The aggregate cost of land, buildings and improvements for federal income tax purposes is approximately $18.2 billion.

(e)	Depreciation is computed based upon the following estimated useful lives:

Years
Buildings and improvements	45
Equipment and fixtures	5-10
Tenant improvements	Shorter of useful life or applicable lease term

(f)	During 2011, the initial cost for certain assets was adjusted; the total acquisition accounting cost was not impacted.

Reconciliation of Real Estate

	Successor		Predecessor
	2011	2010	2009
(In thousands)
Balance at beginning of period	$25,140,166	$28,350,102	$29,863,649
Acquisition accounting adjustments and HHC distribution	-	(3,104,518)	-
Change in Master Planned Communities land	-	-	(70,156)
Additions	383,001	12,518	263,418
Impairments	(63,910)	-	(1,079,473)
Dispositions and write-offs	(901,919)	(117,936)	(627,336)

Balance at end of period	$24,557,338	$25,140,166	$28,350,102

Reconciliation of Accumulated Depreciation

	Successor		Predecessor
	2011	2010	2009
(In thousands)
Balance at beginning of period	$129,794	$4,494,297	$4,240,222
Depreciation expense	942,661	135,003	707,183
Dispositions and write-offs	(99,428)	(4,499,506)	(453,108)

Balance at end of period	$973,027	$129,794	$4,494,297

TRZ HOLDINGS LLC AND SUBSIDIARIES

Consolidated financial statements as at December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011

TRZ HOLDINGS LLC AND SUBSIDIARIES

Page
Independent Auditor’s Report	F-111

Consolidated financial statements of TRZ Holdings LLC and Subsidiaries as of December 31, 2011 and December 31, 2010 and for each of the years in the three-year period ended December 31, 2011

Balance Sheets	F-112

Statements of Operations	F-113

Statements of Comprehensive Income	F-114

Statements of Changes in Members’ Equity	F-115

Statements of Cash Flows	F-116

Notes to Consolidated Financial Statements	F-117–132

Independent Auditor’s Report

To the Members of

TRZ Holdings LLC:

We have audited the accompanying consolidated statements of operations, comprehensive income and cash flows of TRZ Holdings LLC and Subsidiaries (the “Company”) for the year ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statements of operations, comprehensive income and cash flows present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

April 9, 2010, except as to Note 8 for the year ended December 31, 2009 for which the date is March 29, 2012

TRZ HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(U.S. dollars in thousands)

	Unaudited
	2011	2010
ASSETS

REAL ESTATE	$3,998,464	$5,941,743

CASH	261,231	166,678

ESCROWS AND RESTRICTED CASH	42,082	24,011

INVESTMENT IN UNCONSOLIDATED REAL ESTATE VENTURES	588,418	786,512

RECEIVABLES AND OTHER	211,633	176,943

DEFERRED CHARGES — Net	143,403	167,847

INTANGIBLE ASSETS — Net	154,385	284,598

PREPAID EXPENSE AND OTHER ASSETS	17,735	11,902

TOTAL ASSETS	$5,417,351	$7,560,234

LIABILITIES

MORTGAGE DEBT AND OTHER LOANS	$2,638,007	$5,151,165

ACCOUNTS PAYABLE AND OTHER LIABILITIES	157,811	208,224

INTANGIBLE LIABILITIES — Net	181,330	268,557

TAXES PAYABLE	3,713	20,500

Total liabilities	2,980,861	5,648,446

CONTINGENCIES (Note 14)

MEMBERS’ EQUITY:
Members’ equity	2,440,363	1,888,451
Accumulated other comprehensive loss	(6,887)	(31)

Total members’ equity of TRZ Holdings LLC	2,433,476	1,888,420

NONCONTROLLING INTEREST:
Noncontrolling interest — real estate ventures	1,014	3,814
8% Series G cumulative redeemable subordinated preferred units	2,000	2,000
Redeemable preferred units	-	17,554

Total noncontrolling interest	3,014	23,368

Total members’ equity	2,436,490	1,911,788

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$5,417,351	$7,560,234

See notes to consolidated financial statements.

TRZ HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(U.S. dollars in thousands)

	Unaudited	Unaudited	Audited
	2011	2010	2009 (1)
REVENUES:
Rentals	$398,256	$458,630	$450,193
Recoveries from tenants	130,467	148,385	153,367
Parking and other	59,020	54,542	49,446
Fee income	866	885	885

Total revenues	588,609	662,442	653,891

EXPENSES:
Operating	248,187	266,292	273,887
General and administrative	78	-	73
Depreciation and amortization	158,733	165,883	180,031

Total expenses	406,998	432,175	453,991

OPERATING INCOME	181,611	230,267	199,900

OTHER EXPENSE:
Interest and other expense	(7,536)	(3,605)	(2,793)
Interest expense	(178,006)	(190,804)	(180,619)

Total other expense	(185,542)	(194,409)	(183,412)

INCOME BEFORE GAIN ON SOLD PROPERTY, INCOME TAXES, INCOME FROM DISCONTINUED OPERATIONS, AND INCOME FROM UNCONSOLIDATED REAL ESTATE VENTURES	(3,931)	35,858	16,488

GAIN ON SOLD PROPERTY	265,545	35,084	-

PROVISION FOR INCOME AND OTHER CORPORATE TAXES — Net	(1,980)	(18,510)	(882)

INCOME FROM UNCONSOLIDATED REAL ESTATE VENTURES	21,835	19,052	23,406

NET INCOME FROM CONTINUING OPERATIONS	281,469	71,484	39,012

NET INCOME FROM DISCONTINUED OPERATIONS	125,950	37,132	34,964

NET INCOME	407,419	108,616	73,976

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	985	1,112	15,222

NET INCOME ATTRIBUTABLE TO TRZ HOLDINGS LLC	$406,434	$107,504	$58,754

See notes to consolidated financial statements.

(1) Restated for discontinued operations

TRZ HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(U.S. dollars in thousands)

	Unaudited	Unaudited	Audited
	2011	2010	2009

NET INCOME	$407,419	$108,616	$73,976

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized derivative gains (losses):	(6,856)	678	(252)

Total other comprehensive income (loss)	(6,856)	678	(252)

NET COMPREHENSIVE INCOME	400,563	109,294	73,724

NET COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	985	1,112	15,222

NET COMPREHENSIVE INCOME ATTRIBUTABLE TO TRZ HOLDINGS LLC	$399,578	$108,182	$58,502

See notes to consolidated financial statements.

TRZ HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(U.S. dollars in thousands)

Unaudited

	Members’ Equity	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity

BALANCE — December 31, 2009	$1,780,947	$(709)	$23,309	$1,803,547

Contributions	-	-	-	-

Net income for the year	107,504	-	1,112	108,616

Distributions	-	-	(1,053)	(1,053)

Other comprehensive income	-	678	-	678

BALANCE — December 31, 2010	1,888,451	(31)	23,368	1,911,788

Contributions	2,054,200	-	-	2,054,200

Net income for the year	406,434	-	985	407,419

Transfer of redeemable preferred units (Note 1)	-	-	(17,554)	(17,554)

Distributions	(1,908,722)	-	(3,785)	(1,912,507)

Other comprehensive income	-	(6,856)	-	(6,856)

BALANCE — December 31, 2011	$2,440,363	$(6,887)	$3,014	$2,436,490

See notes to consolidated financial statements.

TRZ HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(U.S. dollars in thousands)

	Unaudited	Unaudited	Audited
	2011	2010	2009
OPERATING ACTIVITIES:
Net income	$407,419	$108,616	$73,976
Adjustments to reconcile net income to net cash provided by operating activities:
Income from unconsolidated real estate ventures	(25,989)	(22,621)	(26,860)
Operating distributions from unconsolidated real estate ventures	3,076	5,081	15,124
Depreciation and amortization expense	191,915	226,425	244,034
Amortization of acquired operating leases to rental revenue — net	(50,061)	(63,360)	(78,981)
Gain on sold property	(265,545)	(35,084)	-
Gain on sale of discontinued operations	(101,032)	-	-
Tenant leasing costs	(22,738)	(33,145)	(17,620)
Recognition to earnings of deferred hedge loss and other	31	678	(252)
Changes in operating assets and liabilities:
Receivables and other	(29,751)	(31,521)	(21,136)
Prepaid expense and other assets	(9,208)	6,305	(4,871)
Accounts payable and other liabilities	(25,777)	(25,460)	(19,164)
Taxes payable	(16,787)	16,767	(6,627)

Net cash provided by operating activities	55,553	152,681	157,623

INVESTING ACTIVITIES:
Real estate:
Tenant improvements and capital expenditures	(85,455)	(102,610)	(68,701)
Development expenditures	-	-	(33,794)
Proceeds from sold property	717,500	257,250	-
Distribution from investments	-	-	1,848
Escrows and restricted cash	(21,260)	(4,920)	4,778
Increase in advances to affiliates	(59,166)	-	-
Decrease in advances from affiliates	(36,307)	-	-
Unconsolidated real estate ventures:
Investments	(31,064)	(18,575)	(1,040)
Capital distributions	11,267	7,406	1,268

Net cash provided by (used in) investing activities	495,515	138,551	(95,641)

FINANCING ACTIVITIES:
Mortgage debt and other loans:
Increase in mortgage debt and other loans	1,963,000	128,000	56,100
Principal repayments	(4,420,915)	(314,497)	(70,060)
Financing expenditures	(28,957)	-	(4,619)
Contributions of members’ capital	2,054,200	-	6,226
Redemption of redeemable preferred units	-	(1,330)	(27,350)
Contribution by noncontrolling interest	-	-	15,299
Distributions	(23,843)	-	-
Distribution to noncontrolling interest	-	-	(10,745)

Net cash used in financing activities	(456,515)	(187,827)	(35,149)

NET INCREASE IN CASH	94,553	103,405	26,833
CASH — Beginning of year	166,678	63,273	36,440

CASH — End of year	$261,231	$166,678	$63,273

SUPPLEMENTAL CASH FLOW DISCLOSURES — Cash paid during the year for: Interest, inclusive of amounts capitalized	$173,480	$187,425	$187,779

Taxes paid — net	$18,335	$4,768	$3,819

TRZ HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2010

(U.S. dollars in thousands except share and per share amounts)

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Organization — TRZ Holdings LLC (“TRZ Holdings” or the “Company”) is a Delaware limited liability company that was formed on June 5, 2006. The Company, directly or indirectly through one or more subsidiaries, is principally engaged in owning, managing, leasing and developing office properties. Through April 9, 2009, the Company was approximately 35% directly owned by Brookfield Properties Office Partners, Inc. (“BPO REIT”) and approximately 65% directly owned by BREP/TZ Holdco L.L.C. (“BREP”). BPO REIT, a Maryland corporation, is an affiliate of Brookfield Office Properties Inc. (formerly, Brookfield Properties Corporation), a publicly traded real estate company (“Brookfield Properties” or “Brookfield”). BREP, a Delaware limited liability company, is an affiliate of The Blackstone Group (“Blackstone”). The Company was formed as a result of the Agreement and Plan of Merger and Arrangement Agreement, (the “Merger Agreement” or the “Merger”) announced on June 5, 2006, between Trizec Properties, Inc. (“Trizec Properties”), Trizec Holdings Operating LLC (the “Operating Company”), Trizec Canada Inc. and affiliates of Brookfield Properties.

On April 9, 2009, BPO REIT exercised its Brookfield acquisition option that resulted in a reorganization of ownership interests in the Company. As a result, TRZ Holdings acquired all of the shares of TRZ Holdings II, Inc. (“TRZ Holdings II”), a consolidated subsidiary, and its subsidiary, TRZ Holdings III LLC (“Holdings III”), not previously owned by the Company. Upon BPO REIT exercising the option, Emerald Blue KFT (“Emerald”), a wholly owned subsidiary of Brookfield, through a series of transactions, transferred its interest in TRZ Holdings II to BPOP Investor, Inc. (“FREIT”), a Maryland corporation and affiliate of Brookfield. FREIT then exchanged all its ownership interest in TRZ Holdings II and Holdings III for units of the Company. Further, the Company issued notes with a face value of $765,000 to a wholly owned subsidiary of Brookfield. The Brookfield subsidiary subsequently assigned these notes to third party lenders in exchange for notes previously issued to the lenders by the Brookfield subsidiary. The face value of the notes assigned were of equal value. After reorganization, the Company was approximately 14% directly owned by BPO REIT, approximately 60% directly owned by FREIT and approximately 26% directly owned by BREP (collectively, the “Members”).

During the period commencing on January 1, 2011 and ending on September 30, 2011, BREP had an option (the “Call Option”) to cause the Company and its subsidiaries, through a series of transactions, to transfer indirect ownership of all of the BREP Properties (as designated under Exhibit B of the amended and Restated Limited Liability Company Agreement of TRZ Holdings LLC) to BREP in consideration for the exchange of 100% of the Class A Units (the “Units”) held by BREP. On August 9, 2011, BREP partially exercised its Call Option and all BREP Properties were transferred by the Company with the exception of 5670 Wilshire. On September 29, 2011, BREP fully exercised its Call Option causing the Company to transfer the Operating Company and its sole remaining investment 5670 Wilshire to BREP. BREP did not retain any ownership interest in the Company following the exercise of its Call Option. At the date of transfer, the Operating Company had redeemable preferred units valued at $17,554 outstanding. The holders of the redeemable preferred units are entitled, when, as and if authorized, to cumulative preferred distributions at a 6% fixed rate per annum. The redeemable preferred units are redeemable at the option of the unitholder at any time or from time to time for cash. The Company retained an interest in the Operating Company after transfer, requiring it to fund all preferred distributions to the redeemable preferred unitholders but does not expose the Company to any subsequent risk and rewards of ownership. Additionally, the Company has an obligation to fund a portion of future redemptions of the redeemable preferred units in relation to the non-economic interest. The Company’s liability related to the non-economic interest at December 31, 2011 is $12,859, which is included within accounts payable and other liabilities.

On August 4, 2011 and September 9, 2011, Brookfield, through its subsidiaries, initiated a series of transactions to reorganize the ownership of the Units held indirectly by Brookfield. After this reorganization and Blackstone fully exercising its Call Option, the Company is approximately 60% directly owned by BPOP Holdco LLC (“Holdco”) and approximately 40% directly owned by BPOP Investor Subsidiary, Inc. (“SubFREIT”). Holdco, a Delaware limited liability company, and SubFREIT, a Maryland corporation, are affiliates of Brookfield.

At December 31, 2011, the Company, through its subsidiaries, had ownership interests in a portfolio of 23 consolidated office properties concentrated in the metropolitan areas of four major U.S. cities which include New York, NY, Washington, D.C., Los Angeles, CA, and Houston, TX.

At December 31, 2011, the Company also had ownership interests in five unconsolidated real estate venture properties comprising approximately 3.3 million square feet (unaudited) of total area.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying consolidated financial statements include the accounts and operating results of the Company and its subsidiaries. All intercompany transactions have been eliminated.

The Company consolidates entities in which it has a direct or indirect controlling voting interest. The equity method of accounting is followed for ownership interests in entities which the Company does not have a direct or indirect controlling voting interest, but over which it can exercise significant influence with respect to operations and major decisions. The cost method of accounting is followed for ownership interests in entities when the Company’s ownership percentage is minimal and the Company does not have significant influence.

Accounting Estimates — The preparation of financial statements in accordance with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Significant estimates and assumptions have been made with respect to useful lives of assets, determination of future cash flows and probabilities in assessing net recoverable amounts and net realizable value of assets, capitalization of development costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, and initial valuations and related depreciation or amortization periods of real estate assets, deferred costs and intangibles, particularly with respect to acquisitions. Actual results could differ from these and other estimates.

Real Estate — Rental properties are recorded at cost, less accumulated depreciation. Depreciation of rental properties is calculated using the straight-line method over periods not exceeding a 60-year estimated life with an estimated salvage value of 5%, subject to the terms of any respective ground leases. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Tenant improvements are deferred and amortized on a straight-line basis over the shorter of the economic life of the improvement or the term of the respective lease.

Maintenance and repair costs are expensed against operations as incurred. Planned major maintenance activities (for example: roof replacement and the replacement of heating, ventilation, air conditioning and other building systems), significant building improvements, replacements and major renovations, all of which improve or extend the useful life of the properties, are capitalized to rental properties and amortized over their estimated useful lives.

Furniture, equipment and certain improvements are depreciated on a straight-line basis over periods of up to 10 years.

Above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease and any contractual bargain renewal options to the tenant and in place at the time of purchase. The value associated with tenant relationships is amortized into depreciation and amortization expense over the expected term of the relationship, which includes an estimate of probability of the lease renewal, and its estimated term. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are to be made on the lease, any unamortized balance of the related intangible will be written off to amortization expense. Tenant improvements, in-place lease value and lease origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date).

Properties under development consist of rental properties under construction and are recorded at cost, reduced for impairment losses where appropriate. Properties are classified as under development until the property is substantially completed and available for occupancy, at which time such properties are classified as rental properties and depreciation commences. The cost of properties under development includes costs incurred in connection with their acquisition, development and construction. Such costs consist of all direct costs including capitalized interest on general and specific debt and other direct expenses. Ancillary income relating specifically to such properties during the development period is treated as a reduction of costs.

If events or circumstances indicate that the carrying value of a rental property, a rental property under development, or a property held for development may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows to be generated from property operations and its projected disposition. If the analysis indicates that the carrying value is not recoverable from such future cash flows, the property is written down to estimated fair value and an impairment loss is recognized.

In accordance with Accounting Standards Codification (“ASC”) Subtopic 360-10-15, Property, Plant and Equipment, properties formerly held for disposition are carried at the lower of their carrying values (i.e., cost less accumulated depreciation and any impairment loss recognized, where applicable) or estimated fair values less costs to sell. Estimated fair value is determined based on management’s estimate of amounts that would be realized if the property were offered for sale in the ordinary course of business assuming a reasonable sales period and under normal market conditions. Carrying values are reassessed at each balance sheet date. Implicit in management’s assessment of fair values are estimates of future rental and other income levels for the properties and their estimated disposal dates. Due to the significant uncertainty in determining fair value, actual proceeds realized on the ultimate sale of these properties will differ from estimates and such differences could be material. Depreciation ceases once a property is classified as held for disposition.

Revenue Recognition — The Company has retained substantially all of the benefits and risks of ownership of its rental properties and, therefore, accounts for leases with its tenants as operating leases. Revenues include minimum rents and recoveries of operating expenses and property taxes. Recoveries of operating expenses and property taxes are recognized in the period the expenses are incurred.

The Company reports minimum rental revenue on a straight-line basis, whereby the known amount of cash to be received under a lease is recognized in income evenly over the term of the respective lease. Differences between rental revenue and minimum rents collected in accordance with the lease agreements are recorded as deferred rent receivables. The impact of the straight-line adjustment increased rental revenue by approximately $19,711, $24,450, and $27,819 for the years ended December 31, 2011, 2010, and 2009 respectively.

Certain tenants are required to pay overage rents based on sales over a stated base amount during the lease year. The Company recognizes overage rents only when each tenant’s actual sales exceed the stated base amount.

Parking and other revenue includes income from public parking spaces, parking spaces leased to tenants, income from tenants for additional services provided by the Company and income from tenants for early lease termination.

Revenue is recognized on payments received from tenants for early lease terminations on a straight line basis over the remaining term the tenant occupies the space.

The Company provides an allowance for doubtful accounts on a specific identification basis representing that portion of tenant, other and deferred rent receivables which are estimated to be uncollectible. Such allowances are reviewed periodically based upon the recovery experience of the Company.

The Company recognizes property sales in accordance with ASC Subtopic 360-20, Property, Plant and Equipment — Real Estate Sales. The Company generally records the sales of operating properties using the full accrual method at closing when the earnings process is deemed to be complete. Sales not qualifying for full recognition at the time of sale are accounted for under other appropriate deferral methods.

Investments — Investments in ventures in which the Company does not have a controlling direct or indirect voting interest, but over which it can exercise significant influence with respect to its operations and major decisions, are accounted for using the equity method of accounting whereby the cost of an investment is adjusted for the Company’s share of equity in net income or loss from the date of acquisition and reduced by distributions received and increased for contributions made. The income or loss of each entity is allocated in accordance with the provision of the applicable operating agreements. The allocation provisions in these agreements may differ from the ownership interest held by each investor. Differences between the carrying amount of the Company’s investment in the respective entities and the Company’s share of the underlying equity of such unconsolidated entities are amortized over the respective lives of the underlying assets, as applicable.

Investments which do not provide the Company with the ability to exert significant influence are accounted for using the cost method of accounting. Income is recognized only to the extent of dividends or cash received.

The carrying value of investments which the Company determines to have an impairment considered to be other than temporary is written down to their fair value.

Marketable equity securities are accounted for in accordance with ASC Subtopic 320-10-15, Debt and Equity Securities. Unrealized gains and losses on marketable equity securities that are designated as available-for-sale are included in accumulated other comprehensive income (loss).

Income Taxes — The Company is a partnership for U.S. tax purposes and therefore is generally not subject to federal and state income taxes.

As a result, no provision has been made in the consolidated financial statements for federal income taxes for the year, except as noted below in respect of TRZ Holdings’ taxable Corporate Subsidiaries.

Taxable income from Corporate Subsidiaries is subject to federal, state and local income taxes. During the year, the Corporate Subsidiaries recorded a tax recovery of $207 ($48 recovery in 2010, $1,017 expense in 2009). The Corporate Subsidiaries deferred income taxes, where applicable, are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors. In addition, for the years ended December 31, 2011 and 2010, these Corporate Subsidiaries had net operating loss carryforward balances of $7,663 and $6,175, respectively.

A portion of the Corporate Subsidiaries’ net operating loss carryforwards may be subject to limitation under the Internal Revenue Code Section 382. A valuation allowance fully offsets the net operating loss carryforward and, as a result, no deferred tax assets have been established.

Accounting for Uncertain Tax Positions — In accordance with ASC Subtopic 740-10-15, Income Taxes (“ASC 740-10-15”), ASC 740-10-15 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10-15, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the maximum benefits that have a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740-10-15 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in the interim periods and requires increased disclosures.

The Company adopted the provisions of ASC 740-10-15 on January 1, 2007. There was no cumulative effect adjustment to retained earnings related to adoption.

Cash — Cash consists of currency on hand.

Escrows and Restricted Cash — Escrows consist primarily of amounts held by lenders to provide for future property tax expenditures and tenant improvements. Restricted cash represents amounts committed for various utility deposits, security deposits and insurance reserves. Certain of these amounts may be reduced upon the fulfillment of specific obligations.

Deferred Charges — Deferred charges include deferred finance and leasing costs. Costs incurred to obtain financing are capitalized and amortized into interest expense using the effective interest method over the term of the related debt.

All direct and indirect leasing costs are capitalized and amortized on a straight-line basis over the term of the related lease. Unamortized costs are charged to amortization expense upon the early termination of the related lease.

Derivative Instruments — The Company uses interest rate swap contracts, forward-starting swap contracts and interest rate cap contracts to manage risk from fluctuations in interest rates as well as to hedge anticipated future financing transactions. Interest rate swaps involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. Forward-starting swap contracts lock in a maximum interest rate on anticipated future financing transactions. Interest rate caps involve the receipt of variable-rate amounts beyond a specified strike price over the life of the agreements without exchange of the underlying principal amount. The Company believes these agreements are with counter-parties who are creditworthy financial institutions.

The Company adheres to the provisions of ASC Subtopic 815-10-15, Derivatives and Hedging (“ASC 815-10-15”). ASC 815-10-15 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company’s consolidated balance sheets at fair value. Changes in the fair values of derivative instruments that are not designated as hedges, or that do not meet the hedge accounting criteria in ASC 815-10-15, are required to be reported through the statements of operations.

For derivatives designated as qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is initially recognized in other comprehensive income and, subsequently, reclassified to earnings when the forecasted transactions occur, and the ineffective portions are recognized directly in the statements of operations. The Company assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings. The Company does not use derivatives for trading or speculative purposes.

Fair Value of Financial Instruments — The estimated fair value of mortgage debt and other loans disclosed in the accompanying notes is based on the values derived using market interest rates of similar instruments. In determining estimates of the fair value of financial instruments, the Company must make assumptions regarding current market interest rates, considering the term of the instrument and its risk. Current market interest rates are generally selected from a range of potentially acceptable rates and, accordingly, other effective rates and/or fair values are possible.

The carrying amounts of cash, escrows and restricted cash, receivables and other assets, accounts payable and other liabilities approximate their fair value due to the short maturities of these financial instruments.

New Accounting Pronouncements — Changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”) are established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification.

In May 2011, the FASB issued ASU No. 2011-04, which updated the guidance in ASC Topic 820, Fair Value Measurement. The amendments in this Update generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This Update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments in this Update are to be applied prospectively. The amendments are effective for the Company beginning January 1, 2012. The adoption of this guidance is not expected to have a material impact on the consolidated financial statements and notes.

In June 2011, the FASB issued ASU No. 2011-05, which updated the guidance in ASC Topic 220, Comprehensive Income. Under the amendments in this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This Update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments required by this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments required by this Update will be applied retrospectively. The amendments are effective for the Company beginning January 1, 2012.

In December, 2011, the FASB issued ASU No. 2011-12, which defers only those provisions within ASU 2011-05 pertaining to reclassification adjustments out of accumulated other comprehensive income. This guidance, except for those provisions deferred by ASU 2011-12, will become effective for fiscal years ending December 15, 2012. The adoption of this guidance is not expected to have a material impact on the consolidated financial statements and notes.

3.	REAL ESTATE

The Company’s investment in real estate is comprised of:

	2011	2010

Properties:
Income producing properties — net	$3,941,064	$5,886,028
Development properties	57,400	55,715

	$3,998,464	$5,941,743

	2011	2010

Properties — income producing properties:
Land	$1,057,213	$1,380,919
Buildings and improvements	3,451,721	5,014,505

	4,508,934	6,395,424

Less accumulated depreciation	(567,870)	(509,396)

Income producing properties — net	$3,941,064	$5,886,028

	2011	2010

Properties — development properties
Land	$47,224	$47,224
Buildings and improvements	10,176	8,491

Properties under development	$57,400	$55,715

Ground Lease Obligations — Properties carried at a net book value of approximately $nil and $336,140 at December 31, 2011 and 2010, respectively, are situated on land subject to lease agreements expiring in the years 2069 to 2089. Ground lease expense was recorded on a straight-line basis over the non-cancelable lease period. All ground lease obligations of the Company were related to the BREP Properties and were assumed by BREP upon exercise of its Call Option.

Future Minimum Rents — Future minimum rentals, excluding operating expense recoveries, to be received under noncancelable tenant leases in effect at December 31, 2011, for each of the next five years, are as follows:

Years Ending December 31

2012	$305,100
2013	622,016
2014	584,286
2015	519,573
2016	444,484

$2,475,459

4.	UNCONSOLIDATED REAL ESTATE VENTURES

The Company participates in unconsolidated real estate ventures in various operating properties which are accounted for using the equity method.

The following is a summary of the Company’s ownership in unconsolidated real estate ventures at December 31, 2011 and 2010:

Entity	Property and Location	Legal Interest(1)

Marina Airport Building, Ltd.	Marina Towers, Los Angeles, CA	50%
Dresser Cullen Venture	Kellogg, Brown & Root Tower, Houston, TX	50
1114 TrizecHahn-Swig, L.L.C.	The Grace Building, New York, NY	50
1411 TrizecHahn-Swig, L.L.C. (2)	1411 Broadway, New York, NY	50
1460 Leasehold TrizecHahn Swig L.L.C./ 1460 Fee TrizecHahn Swig L.L.C. (2)	1460 Broadway, New York, NY	50
Waterview Investor, L.P.	Waterview Development, Arlington, VA	25
750 Ninth Street Parent, L.L.C.	Victor Building, Washington, D.C.	50

(1)

The amounts shown approximate the Company’s economic ownership interest as of December 31, 2011 and 2010. Cash flows from operations, capital transactions and net income are allocated to the venture partners in accordance with their respective operating agreements. The Company’s share of these items is subject to change based on, among other things, the operations of the property and the timing and amount of capital transactions.

(2)	This entity was transferred to BREP on August 9,2011, following the exercise by BREP of its Call Option. At December 31, 2010, the Company’s interest in the entity was 50%.

Unconsolidated Real Estate Venture Financial Information — The following represents combined summarized financial information of the Company’s unconsolidated real estate ventures.

Balance Sheet Information	2011	2010
Assets:
Real estate — net	$317,535	$370,795
Other assets	180,800	192,205

Total assets	$498,335	$563,000

Liabilities:
Mortgage debt and other loans	$512,791	$751,603
Other liabilities	19,595	53,948
Partners’ deficit	(34,051)	(242,551)

Total liabilities and deficit	$498,335	$563,000

Company’s share of deficit	$(30,291)	$(135,637)
Net excess of cost of investments over the net book value of underlying net assets	618,709	922,149

Carrying value of Company’s investment in unconsolidated real estate ventures	$588,418	$786,512

Statement of Operations Information	Unaudited 2011	Unaudited 2010	Audited 2009

Total revenues	$141,310	$139,339	$136,653

Expenses:
Operating and other	59,433	60,743	58,120
Depreciation and amortization	16,920	17,531	16,340

Total expenses	76,353	78,274	74,460

Other income (expense):
Interest and other income	2,361	632	5,601
Interest expense	(30,878)	(30,878)	(31,240)

Total other income (expense)	(28,517)	(30,246)	(25,639)

Net income	$36,440	$30,819	$36,554

Company’s share of net income	$18,085	$15,807	$16,725
Amortization of net excess of cost of investments over book value of underlying assets	3,750	3,245	6,681

Income from unconsolidated real estate ventures	$21,835	$19,052	$23,406

Contributions, Advances and Distributions — During the years ended December 31, 2011, 2010 and 2009, the Company made cash contributions to its unconsolidated real estate ventures of $31,064, $18,575 and $1,040, respectively. The Company received distributions from its unconsolidated real estate ventures in the aggregate amount of approximately $14,343, $12,487 and $16,392 as of December 31, 2011, 2010 and 2009, respectively.

Certain of the Company’s real estate venture agreements include provisions whereby, at certain specified times, each party has the right to initiate a purchase or sale of its interest in the ventures at an agreed upon fair value. Under these provisions, the Company is not obligated to purchase the interest of its outside venture partners.

5.	CONSOLIDATED REAL ESTATE VENTURES

Although the financial condition and results of operations of the following real estate ventures are consolidated, there are unaffiliated parties that own an interest in these real estate ventures. The Company consolidates these real estate ventures because it owns at least 50% of the respective ownership entities and controls major decisions. The following is a summary of the Company’s ownership in consolidated real estate ventures at December 31, 2011 and 2010:

Entity	Property and Location	Economic Interest(1)

TrizecHahn 1065 Avenue of the Americas L.L.C.(2)	1065 Avenue of the Americas, New York, NY	99%
Trizec 2001 M Street Holdings L.L.C.	2001 M Street, Washington, D.C.	98

(1)

The amounts shown above approximate the Company’s economic ownership interest as of December 31, 2011 and 2010. Cash flows from operations, capital transactions and net income are allocated to the venture partners in accordance with their respective operating agreements. The Company’s share of these items is subject to change based on, among other things, the operations of the property and the timing and amount of capital transactions.

(2)	This entity was transferred to BREP on August 9, 2011 following the exercise by BREP of its Call Option. At December 31, 2010, the Company’s interest in the entity was 99%.

6.	DEFERRED CHARGES

Deferred charges consist of the following:

	2011	2010

Leasing costs	$216,214	$241,259
Financing costs	23,830	6,109

	240,044	247,368

Less accumulated amortization	(96,641)	(79,521)

	$143,403	$167,847

7.	INTANGIBLE ASSETS AND LIABILITIES

The following table summarizes the intangible assets and liabilities at December 31, 2011 and 2010:

	2011	2010

Intangible assets:
In-place lease value	$106,714	$130,534
Above market lease value	18,822	18,048
Tenant relationship value	246,487	318,192
Below market ground lease	152	23,084

	372,175	489,858

Accumulated amortization — in-place lease value	(82,454)	(88,640)
Accumulated amortization — above market lease value	(15,310)	(12,978)
Accumulated amortization — tenant relationship value	(119,874)	(101,850)
Accumulated amortization — below market ground lease	(152)	(1,792)

	$154,385	$284,598

Intangible liabilities — below market lease value	$414,044	$565,536
Accumulated amortization — below market lease value	(232,714)	(296,979)

	$181,330	$268,557

Future amortization of these intangible assets and liabilities is anticipated to increase (decrease) net income for each of the next five years and thereafter, by the following:

Years Ending December 31

2012	$9,934
2013	9,492
2014	8,927
2015	(9,719)
2016	10,050
Thereafter	(1,739)

$26,945

8.	DISCONTINUED OPERATIONS

The transfer of the BREP Properties in redemption of the BREP Units was accounted for at fair value as a non-pro-rata distribution in accordance with ASC Sub-Topic 845-30-12, Nonmonetary Transactions, resulting in an adjustment to record the transferred properties at fair value of $101,032. The operating results of the BREP Properties are presented separately in discontinued operations in the consolidated statements of operations.

Statement of Operations Information	Unaudited 2011	Unaudited 2010	Audited 2009

Total revenues	$97,792	$170,031	$174,221

Expenses:
Operating and other	42,704	74,234	75,959
Depreciation and amortization	33,182	60,499	64,003

Total expenses	75,886	134,733	139,962

Other income (expense):
Interest expense	(1,141)	(1,735)	(2,749)
Fair value adjustment	101,032	-	-

Total other income (expense)	99,891	(1,735)	(2,749)

Income from unconsolidated real estate ventures	4,153	3,569	3,454

Net income from discontinued operations	$125,950	$37,132	$34,964

9.	MORTGAGE DEBT AND OTHER LOANS

The following table sets forth information concerning mortgage debt and other loans as of December 31, 2011 and 2010. The economic interest of the Company is 100% unless otherwise noted.

Property (Ownership)	F/V(1)	Maturity Date	December 31, 2011 Rate		Principal Balance 2011	Principal Balance 2010

CMBS Transaction(2):
Class A-4	F	May 2011			$-	$131,605
Class B-4	F	May 2011			-	47,000
Class C-4	F	May 2011			-	45,600
Class D-4	F	May 2011			-	40,700
Class E-4	F	May 2011			-	32,300

					-	297,205

Ernst & Young Plaza	F	February 2014	5.07%		104,197	106,797
One New York Plaza	F	March 2016	5.50%		378,782	386,931
2000 L Street, N.W.	V	April 2014			-	53,100
2001 M Street (98%)(4)	F	December 2014	5.25%		43,278	43,905
Bethesda Crescent	F	April 2011			-	31,519
Two Ballston Plaza	F	April 2011			-	24,213
Bank of America Plaza (Los Angeles)	F	September 2014	5.31%		223,175	227,187
Four Allen Center	F	October 2013			-	240,000
5670 Wilshire(5)	V	May 2013			-	58,480
Reston Crescent	V	December 2015	1.99%		75,000	75,000
1250 Connecticut	F	January 2016	5.86%		52,424	52,945
1200 K Street	F	February 2021	5.88%		136,630	-
1400 K Street	F	February 2018	5.30%		53,398	-
Bethesda Crescent	F	February 2021	5.58%		61,285	-
1550 & 1560 Wilson Blvd	V	January 2014	2.27%		70,000	-
2401 Pennsylvania Avenue	V	May 2014	4.39%		30,000	-
Two Ballston Plaza	F	May 2014	4.39%		45,198	-
Sunrise Tech Park I-IV	F	May 2014	4.39%		29,708	-
2000 L Street	F	August 2014	2.14%		100,000	-
Silver SM Co. LLC	F	September 2014	2.34%		104,000	-
601 Figueroa	F	May 2014	4.39%		197,627	-
Landmark Square	F	May 2014	4.39%		65,026	-
500 Jefferson	F	May 2014	4.39%		20,400	-
Continental Center I	F	May 2014	4.39%		143,439	-
Continental Center II	F	May 2014	4.39%		27,476	-
1 Allen Center	F	May 2014	4.39%		121,126	-
2 Allen Center	F	May 2018	6.45%		198,847	-
3 Allen Center	F	May 2016	6.12%		163,972	-
RBC Mezz	V	January 2015	5.80%		200,000	-
TRZ Holdings JV CMBS Loan	V	October 2011			-	559,217
DB term loan	V	September 2011			-	78,700
Mezzanine loan	V	October 2011			-	2,919,518

Subtotal consolidated debt			4.82%	(3)	2,644,988	5,154,717

Premium — net					(6,981)	(3,552)

Total consolidated debt					$2,638,007	$5,151,165

(1)	“F” refers to fixed rate debt, “V” refers to variable rate debt. References to “V” represent the underlying loan, some of which have been fixed through hedging instruments.

(2)	The Company’s Commercial Mortgage Backed Securities (CMBS) loan was cross-collateralized and subject to cross-default with the properties included in the loan.

(3)	Represents weighted average at December 31, 2011.

(4)	Represents a consolidated entity.

(5)	This floating rate debt has been capped at a 9.15% fixed rate.

Collateralized Property Loans — Property loans are collateralized by deeds of trust or mortgages on properties and mature at various dates between May 2014 and February 2021.

Principal repayments of debt outstanding at December 31, 2011, for each of the next five years, and thereafter, are due as follows:

Years Ending December 31	Collateralized Property Loans	Other Loans	Total

2012	$20,733	$-	$20,733
2013	22,316	-	22,316
2014	1,327,045	-	1,327,045
2015	94,011	200,000	294,011
2016	564,917	-	564,917
Thereafter	408,985	-	408,985

	$2,438,007	$200,000	$2,638,007

The fair value of commercial property debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As of December 31, 2011 and 2010, the book value of commercial property debt exceeds the fair value of these obligations by $50.0 million and $59.4 million, respectively.

As of December 31, 2011, the Company believes that it is in compliance with all financial covenants on its mortgage debt and other loans.

10.	INCOME AND OTHER CORPORATE TAXES

The Company is a partnership for U.S. tax purposes and therefore is generally not subject to federal and state income taxes. The following state provision reflects various state minimum taxes, the DC unincorporated business tax, and the prior year state tax true ups. The prior year state tax true ups reflects the state liabilities of the predecessor company TRZ Holdings II, LLC.

Provision for Income and Other Corporate Taxes — The provision for income and other corporate taxes is as follows:

	2011	2010	2009

Provision computed at combined federal and state statutory rates	$-	$-	$-
Franchise, state income, alternative minimum and foreign taxes provision	(1,980)	(18,510)	(679)
Provision from operations	-	-	(203)
Provisions on gains and losses	-	-	-

Total provisions	$(1,980)	$(18,510)	$(882)

As of December 31, 2011, there are no pending state tax audits.

11.	NONCONTROLLING INTEREST

Redeemable Preferred Units — On October 5, 2006, the Company, through TRZ Holdings II, authorized and issued 200 shares of 8% Series G Subordinated Preferred Units (“Series G”) with a par value of $0.001 per unit. These units are held by an affiliate of Brookfield Properties. The Series G units are nonvoting and entitled to cumulative dividends at a fixed rate of 8% per annum, redeemable at TRZ Holdings II’s option at any time or from time to time, for cash at a redemption price of $10,000 per unit plus an amount equal to all accrued and unpaid dividends plus a redemption premium based on a defined redemption period (the “Series G Redemption Price”). During the years ended December 31, 2011 and 2010, the Company paid dividends of $160 and $228 on the Series G units, respectively.

12.	MEMBERS’ EQUITY

At December 31, 2010 and 2009, the direct ownership interests in the Company held by BPO REIT, FREIT and BREP were approximately 14%, 60% and 26%, respectively. The Company did not receive any capital contributions or distribute any funds to its members during the year ended December 31, 2010. On August 9, 2011, BREP contributed $1,396,513 to the Company. In connection with the Call Option exercise, a non-monetary distribution with a value of $1,885,690 was made to BREP in the form of indirect ownership interests in the BREP Properties in exchange for 100% of the Units held by BREP. Brookfield, through its subsidiaries, initiated a series of transactions on August 4, 2011 and September 9, 2011 to reorganize the ownership of the Units in the Company held by BPO REIT and FREIT. Holdco and SubFREIT received approximately 60% and 40%, respectively, of the total Units held by BPO REIT and FREIT as result of these transactions. On September 9, 2011, Holdco and SubFREIT contributed capital to the Company of $396,322 and $261,365, respectively. On October 25, 2011, the Company distributed $23,032. The Company is approximately 60% directly owned by Holdco and approximately 40% directly owned by SubFREIT as of December 31, 2011.

13.	RELATED-PARTY INFORMATION

Prior to the exercise of the Call Option, the Company paid affiliates of Blackstone a property management fee for management services provided to the BREP Properties. For the years ended December 31, 2011, 2010 and 2009, the Company recognized $2,930, $5,011 and $5,126 in management fee expense payable to Blackstone, respectively. The Blackstone managed properties paid all leasing commissions to independent third-party brokers.

The Company also pays affiliates of Brookfield a property management fee for management services provided to the Brookfield properties. For the years ended December 31, 2011, 2010 and 2009, the Company recognized $20,047, $18,326 and $19,242 in management fee expense payable to Brookfield, respectively. In addition, the Company pays affiliates of Brookfield a leasing fee for leasing services of the Brookfield managed properties. For the years ended December 31, 2011, 2010 and 2009, the Company incurred $9,363, $11,339 and $13,401 in leasing fees, respectively. At December 31, 2011 and 2010, the Company had a payable balance of $36,453 and $35,280, respectively, owed to Brookfield related to management fees, leasing fees and various other related reimbursements.

In connection with debt issued by subsidiaries of the Company and BPOP Canada Inc., both shareholders of TRZ Holdings II (collectively, the “Mezzanine Borrowers”) through to April 9, 2009, totaling $3,100,707 a subsidiary of the Company, TRZ Holdings II, had guaranteed the obligation of the Mezzanine Borrowers. In consideration for its guarantee, the Company paid TRZ Holdings II an annual fee equal to 0.10% of the outstanding principal for the first year with a 0.25% and 0.30% fee for the second and following years thereafter, respectively.

Subsequent to April 9, 2009, in connection with debt issued totaling $3,100,707, a subsidiary of the Company, TRZ Holdings II, had guaranteed the $3,100,707 obligation of the Company. In consideration for its guarantee, the Company will pay TRZ Holdings II an annual fee equal to 0.30% of the outstanding principal balance. These fees are fully eliminated in the accompanying consolidated financial statements. The guaranteed debt was repaid during 2011.

Insurance premiums are paid by Brookfield Properties Holding Inc. (“BPHI”), an affiliate of the Company. BPHI then allocates the cost to the properties which is then fully reimbursed through an intercompany transaction.

14.	CONTINGENCIES

Litigation — The Company is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims arising from time to time. While the final outcome with respect to claims and litigation pending at December 31, 2011 cannot be predicted with certainty, in the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Concentration of Credit Risk — The Company maintains its cash at financial institutions. The combined account balances at each institution typically exceed Federal Deposit Insurance Company (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes that this risk is not significant.

The Company performs ongoing credit evaluations of tenants and may require tenants to provide some form of credit support, such as corporate guarantees and/or other financial guarantees. Although the Company’s properties are geographically diverse and tenants operate in a variety of industries, to the extent the Company has a significant concentration of rental revenue from any single tenant, the inability of that tenant to make its lease payments could have an adverse effect on the Company.

Environmental — The Company, as an owner of real estate, is subject to various federal, state and local laws and regulations relating to environmental matters. Under these laws, the Company is exposed to liability primarily as an owner or operator of real property and, as such, may be responsible for the cleanup or other remediation of contaminated property.

Contamination for which the Company may be liable could include historic contamination, spills of hazardous materials in the course of its tenants’ regular business operations and spills or releases of petroleum or other hazardous substances. An owner or operator can be liable for contamination in some circumstances whether or not the owner or operator knew of, or was responsible for, the presence of such contamination. In addition, the presence of contamination on property, or the failure to properly clean up or remediate such contamination when present, may materially and adversely affect the ability to sell or lease such contaminated property or to borrow using such property as collateral.

As an owner and operator of real property, the Company is also subject to various environmental laws that regulate the use, generation, storage, handling, and disposal of any hazardous substances used in the ordinary course of its business, including those relating to the storage of petroleum in aboveground or underground storage tanks, and the use of any ozone-depleting substances in cooling systems. The Company believes that it is in substantial compliance with applicable environmental laws.

Asbestos-containing material is present in some of the Company’s properties. Federal regulations require building owners and operators to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials in their building. The regulations also set forth employee training and record keeping requirements pertaining to asbestos-containing materials and potentially asbestos-containing materials. Significant fines can be assessed for violation of these regulations. Building owners and operators may be subject to an increased risk of personal injury lawsuits by workers and others exposed to asbestos-containing materials. The regulations may affect the value of a building containing asbestos-containing materials. Federal, state and local laws and regulations also govern the removal, release, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials, including the imposition of substantial fines.

The cost of compliance with existing environmental laws has not had a material adverse effect on the Company’s financial condition and results of operations, and the Company does not believe it will have such an impact in the future. In addition, the Company has not incurred, and does not expect to incur, any material costs or liabilities due to environmental contamination at properties it currently owns or has owned in the past. However, the Company cannot predict the impact of new or changed laws or regulations on its properties or on properties that it may acquire in the future. The Company has no current plans for substantial capital expenditures with respect to compliance with environmental laws.

Insurance — The Company carries insurance on its properties of types and in amounts that it believes adequately insure all of its properties and are in line with coverage obtained by owners of similar properties. The Company had two wholly owned captive insurance companies, Concordia Insurance L.L.C. (“Concordia”) and Chapman Insurance L.L.C. (“Chapman”) which were dissolved during 2008. Liberty IC Casualty, LLC was created to replace coverage provided previously by Chapman and Concordia.

15.	SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, the Company has evaluated subsequent events and transactions up to and including March 29, 2012, which represents the date that the consolidated financial statements were available to be issued and where necessary has made the appropriate disclosure.

*  *  *  *  *  *

INDEX TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF BROOKFIELD

PROPERTY PARTNERS L.P.

Unaudited Pro Forma Financial Statements

BROOKFIELD PROPERTY PARTNERS L.P.

BROOKFIELD PROPERTY PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma financial statements of Brookfield Property Partners L.P. (the “company”) adjust the company’s financial statements as at December 31, 2011 and for the year ended December 31, 2011 to give effect to the acquisition of the Business (as defined below) by the company from Brookfield Asset Management Inc. (“Brookfield” or the “parent company”), the spin-off (as defined below) and related transactions as if such transactions occurred as of December 31, 2011, in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2011, in the case of the unaudited pro forma consolidated statement of income. Prior to the acquisition, Brookfield intends to effect a reorganization (the “reorganization”) so that substantially all of its commercial property operations (the “Business” or the “Brookfield Carve-out”), including its office, retail, multi-family and industrial assets, will be acquired by holding entities that will be owned by Brookfield Property L.P. (the “property partnership”). Brookfield intends to transfer the Business through a special dividend to holders of its Class A limited voting shares and Class B limited voting shares of the company’s non-voting limited partnership units (the “spin-off”). Immediately following the reorganization and spin-off, the company’s sole direct investment will be a limited partner interest in the property partnership. It is currently anticipated that the company and Brookfield will hold limited partnership interests in the property partnership of approximately 10% and 90%, respectively. The partnership will control the strategic, financial and operating policy decisions of the property partnership pursuant to a voting agreement to be entered into between the company and Brookfield. Wholly-owned subsidiaries of Brookfield will serve as the general partners for both the company and the property partnership.

The unaudited pro forma financial statements reflect adjustments for the reorganization, the following related transactions and resulting tax effects:

•	Acquisition of interests in certain Australian investments through participating loan interests
•	Issuance of $1.5 billion of Capital Securities to Brookfield as partial consideration for the Business acquired by the company
•	Issuance of $10 million of Preferred Shares by certain holding entities
•	Issuance of Partnership Units by the company to effect the spin-off
•

Adjustment to deferred tax liabilities in respect of the company’s investment in General Growth Properties to reflect the ownership of such investment through flow-through entities for tax purposes following the reorganization

•	Annual Management Fees of $50 million paid by the company to Brookfield pursuant to a Master Services Agreement

The unaudited pro forma financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma financial statements are provided for information purposes only and are not intended to represent, or be indicative of, the results that would have occurred had the transactions reflected in the pro forma adjustments been effected on the dates indicated.

The accounting for certain of the above transactions will require the determination of pro forma adjustments to give effect to the transactions on the dates indicated, including fair value estimates. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma financial information. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying unaudited pro forma financial statements. Further, integration costs that may be incurred upon consummation of the acquisition and other transactions have been excluded from the unaudited pro forma statement of income.

All financial data in these unaudited pro forma financial statements is presented in U.S. dollars and has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

BROOKFIELD PROPERTY PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Unaudited Pro forma Balance Sheet

As at December 31, 2011	Brookfield Property Partners L.P. (1)		Pro Forma Adjustments						Pro Forma Brookfield Property Partners L.P.
(US$ Millions)		Brookfield Carve-out	Australian Investments 4 (a)	Capital Securities 4 (b)	Preferred Shares 4 (c)	Partnership Units 4 (d)	GGP Tax 4 (e)	Total Pro- forma Adjustments

Assets
Non-current assets
Investment properties	$-	$27,594	$(914)	$-	$-	$-	$-	$(914)	$26,680
Equity accounted investments	-	6,888	(547)	-	-	-	-	(547)	6,341
Participating loan notes	-	-	706	-	-	-	-	706	706
Other non-current assets	-	2,532	-	-	-	-	-	-	2,532
Loans and notes receivable	-	985	-	-	-	-	-	-	985
	-	37,999	(755)	-	-	-	-	(755)	37,244
Current assets
Loans and notes receivable	-	773	-	-	-	-	-	-	773
Accounts receivable and other	-	796	(14)	-	-	-	-	(14)	782
Cash and cash equivalents	-	749	(7)	-	-	-	-	(7)	742
	-	2,318	(21)	-	-	-	-	(21)	2,297
Total assets	$-	$40,317	$(776)	$-	$-	$-	$-	$(776)	$39,541
Liabilities and equity in net assets
Non-current liabilities
Property debt	$-	$13,978	$(768)	$-	$-	$-	$-	$(768)	$13,210
Capital securities	-	994	-	1,500	-	-	-	1,500	2,494
Other non-current liabilities	-	493	-	-	-	-	-	-	493
Deferred tax liability	-	728	69	-	-	-	-	69	797
	-	16,193	(699)	1,500	-	-	-	801	16,994
Current liabilities
Property debt	-	1,409	-	-	-	-	-	-	1,409
Accounts payable and other liabilities	-	1,221	(51)	-	-	-	(51)	(102)	1,119
	-	2,630	(51)	-	-	-	(51)	(102)	2,528
Equity in net assets
Equity in net assets attributable to parent	-	11,881	-	-	-	(11,881)	-	(11,881)	-
Partnership equity	-	-	(26)	(1,500)	(10)	11,881	51	10,396	10,396
Non-controlling interests	-	9,613	-	-	10	-	-	10	9,623
Total equity in net assets	-	21,494	(26)	(1,500)	-	-	51	(1,475)	20,019
Total liabilities and equity in net assets	$-	$40,317	$(776)	$-	$-	$-	$-	$(776)	$39,541
(1)	Includes Brookfield Property Partners L.P. balance sheet as at March 15, 2012 which includes partnership equity of $0.001 which is not presented due to rounding.

BROOKFIELD PROPERTY PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Unaudited Pro forma Statement of Income

For the year ended December 31, 2011	Brookfield Property Partners L.P.		Pro-forma Adjustments						Pro Forma Brookfield Property Partners L.P.
(US$ Millions)		Brookfield Carve-out	Australian Investment 4 (a)	Capital Securities 4 (b)	Preferred Shares 4 (c)	Management Fee 4 (f)	GGP Tax 4 (e)	Total Pro- forma Adjustments
Revenue	$-	$2,820	$(143)	$-	$-	$-	$-	$(143)	$2,677
Property net operating income		1,507	(76)	-	-	-	-	(76)	1,431
Investment and other income	-	177	43	-	-	-	-	43	220
	-	1,684	(33)	-	-	-	-	(33)	1,651
Interest expense	-	977	(69)	50	-	-	-	(19)	958
General and administrative expense	-	84	-	-	-	50	-	50	134
Depreciation and amortization	-	20	-	-	-	-	-	-	20
Income before fair value gains, realized gains, share of net earnings from equity accounted investments and income taxes	-	603	36	(50)	-	(50)	-	(64)	539
Fair value gains	-	1,112	9	-	-	-	-	9	1,121
Realized gains	-	365	-	-	-	-	-	-	365
Share of net earnings from equity accounted investments	-	2,104	(45)	-	-	-	-	(45)	2,059
Income before income taxes	-	4,184	-	(50)	-	(50)	-	(100)	4,084
Income tax (expense) benefit	-	(439)	-	-	-	6	51	57	(382)
Net income	$-	$3,745	$-	$(50)	$-	$(44)	$51	$(43)	$3,702
Net income attributable to:
Parent company / Partners	$-	$2,323	$-	$(50)	$(1)	$(44)	$51	$(43)	$2,280
Non-controlling interests	-	1,422	-	-	1	-	-	-	1,422
	$-	$3,745	$-	$(50)	$-	$(44)	$51	$(43)	$3,702

BROOKFIELD PROPERTY PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	NATURE AND DESCRIPTION OF THE LIMITED PARTNERSHIP

Brookfield Property Partners L.P. (the “company”) was established by Brookfield Asset Management Inc. (“Brookfield” or the “parent company”) as the primary entity through which it and its affiliates will own and operate commercial property on a global basis. The registered head office of the company is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

Brookfield will effect a reorganization (the “reorganization”) so that an interest in its commercial property operations (the “Business” or the “Brookfield Carve-out”), including its office, retail, multi-family and industrial assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities, by Brookfield, is acquired by holding entities (the “Holding Entities”), which will be owned by a subsidiary of the company. Brookfield intends to transfer the Business through a special dividend to holders of its Class A limited voting shares and Class B limited voting shares of the company’s non-voting limited partnership units (the “spin-off”). Immediately following the reorganization and spin-off, the company’s sole direct investment will be a limited partner interest in the property partnership. It is currently anticipated that the company and Brookfield will hold limited partnership interests in the property partnership of approximately 10% and 90%, respectively. The partnership will control the strategic, financial and operating policy decisions of the property partnership pursuant to a voting agreement to be entered into between the company and Brookfield. Wholly-owned subsidiaries of Brookfield will serve as the general partners for both the company and the property partnership.

2.	BASIS OF PRESENTATION

The company’s unaudited pro forma financial statements as at December 31, 2011 and for the year ended December 31, 2011 have been prepared assuming the transactions described below had each occurred as of December 31, 2011, in the case of the unaudited pro forma balance sheet, or as of January 1, 2011, in the case of the unaudited pro forma statement of income.

The company’s unaudited pro forma financial statements have been prepared using the carve-out financial statements of the Business for the year ended December 31, 2011 included elsewhere in this Form 20-F.

The unaudited pro forma financial statements have been prepared for informational purposes only and should be read in conjunction with the Brookfield Carve-out financial statements and related disclosures. The preparation of these unaudited pro forma financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the transactions described below had been effected on the dates indicated, nor are they indicative of the company’s future results.

3.	SIGNIFICANT ACCOUNTING POLICIES

The company presents its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The accounting policies used in the preparation of the company’s unaudited pro forma financial statements are those that are set out in the Brookfield Carve-out financial statements for the year ended December 31, 2011.

BROOKFIELD PROPERTY PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

4.	PRO FORMA ADJUSTMENTS

This note should be read in conjunction with Note 2, Basis of Presentation. The company’s unaudited pro forma financial statements adjust the Brookfield Carve-out financial statements to give effect to the reorganization, the following transactions discussed in these notes and the resulting tax effects:

•	Acquisition of interests in certain Australian investments through participating loan interests
•	Issuance of $1.5 billion of Capital Securities to Brookfield as partial consideration for the Business acquired by the company
•	Issuance of $10 million of Preferred Shares by certain holding entities
•	Issuance of Partnership Units by the company to effect the spin-off
•

Adjustment to deferred tax liabilities in respect of the company’s investment in General Growth Properties to reflect the ownership of such investment through flow-through entities for tax purposes following the reorganization

•	Annual Management Fees of $50 million paid by the company to Brookfield pursuant to a Master Services Agreement

Integration costs that may be incurred upon consummation of the acquisition and other transactions have been excluded from the unaudited pro forma statement of income.

(a)	Acquisition of interests in certain Australian investments through participating loan interests

The Holding Entities will hold economic interests in certain commercial and other real property in Australia (the “referenced properties”) in the form of participating loan agreements with Brookfield that will provide the Holding Entities with an interest in the results of operations and changes in fair value of referenced properties. These participating loan interests will be convertible by the Holding Entities at any time into direct ownership interest the referenced properties or the entities that have direct ownership of such properties (the “Australian property subsidiaries”). Certain of these participating loan interests will provide the Holding Entities with control over the Australian property subsidiaries into which the loan interest can be converted and, accordingly, the assets, liabilities and results of those property subsidiaries will be consolidated by the Holding Entities. Where the participating loan interest does not provide the Holding Entities with control over an Australian property subsidiary, it will be accounted for as a loan receivable with related interest income reflecting the operating cash flows of the underlying property. Included in the participating loan notes will be an embedded derivative representing the Holding Entities’ right to participate in the changes in value of the referenced properties.

The unaudited pro forma balance sheet reflects the reclassification of investment properties, equity accounted investments, property debt and related balances to participating loan notes for those participating loan interests that do not provide the Holding Entities with control over the Australian property subsidiary that owns the referenced properties. Also, the property net operating income, interest expense and share of earnings from equity accounted investments associated with the referenced properties are reclassified to investment and other income in the unaudited pro forma statement of income. The fair value gains associated with those participating loan interest properties that are accounted for as equity accounted investments in the Brookfield Carve-out financial statements have been reclassified to fair value gains from share of net earnings from equity accounted investments.

In addition, the consolidated pro forma balance sheet reflects an adjustment to derecognize certain derivatives with a carrying value of $41 million that are designated as hedges of property debt associated with the Australian

BROOKFIELD PROPERTY PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

operations and are included in accounts payable and other liabilities in the Brookfield Carve-out financial statements that are in entities that will not be transferred to the Holding Entities.

The initial tax basis of the participating loan notes through which the economic interests in the referenced properties are held by the Holding Entities will initially be equal to their carrying amounts. Accordingly, the net deferred tax asset of $69 million relating to these properties reflected in deferred tax liability in the Brookfield Carve-out financial statements have been derecognized in the unaudited pro forma financial statements.

(b)	Issuance of Capital Securities

Brookfield will hold $1.5 billion of redeemable preferred shares of one of the Holding Entities, which it will receive as partial consideration for causing the Property Partnership to acquire substantially all of Brookfield’s commercial property operations. As the redeemable preferred shares are redeemable at the holder’s option, they have been accounted for as liabilities within capital securities in the pro forma balance sheet and the related dividends have been presented as interest expense. The redeemable preferred shares will be on market terms including redemption and other features. It is currently expected that the redeemable preferred shares will pay dividends at a rate of LIBOR plus 300 basis points.

The pro forma statement of income adjusts interest expense for the capital securities by $50 million.

(c)	Issuance of Preferred Shares

The pro forma adjustment to non-controlling interests represent $5 million of preferred shares issued by each of the Holding Entities upon closing of the spin-off, totaling $10 million of preferred shares. The holders of the preferred shares are entitled to receive a preferential dividend equal to 6% of their redemption value and are redeemable by the issuing Holding Entity, in whole or in part, at an amount equal to their redemption value plus accrued and unpaid dividends at any time after the tenth anniversary of their issuance.

The pro forma statement of income adjusts net income attributable to non-controlling interests for the dividends on the preferred shares issued by the Holding Entities of $1 million.

(d)	Partnership Equity

On completion of the reorganization and spin-off, partnership equity will include general and limited partnership units in the company and redeemable-exchangable units of the property partnership. Assuming the company holds an approximate 10% limited partnership interest in the property partnership, partnership equity is expected to consiste of the following:

As at December 31, 2011
(US$ Millions)
General and limited partnership units of the company	$1,188
Redeemable-Exchangable units of the property partnership	10,693

$11,881

BROOKFIELD PROPERTY PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

In connection with the spin-off, the property partnership will issue limited partnership units to Brookfield that may, at the request of the holder, require the property partnership to redeem all or a portion of the holder’s units of the property partnership for cash after two years from the date of closing of the spin-off. This right is subject to the company’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to the property partnership in exchange for one of the company’s units (subject to certain customary adjustments). Brookfield’s aggregate limited partnership interest in the company would increase if it exercised its redemption right in full and the company fully exercised its exchange right. As the company, at its sole discretion, has the right to settle the obligation with limited partnership units, the property partnership units subject to the redemption-exchange mechanism are classified as equity in the company’s pro forma balance sheet.

Equity in net assets attributable to parent in the Brookfield Carve-out financial statements has been presented as partnership equity in the unaudited pro forma financial statements to reflect the impact of the reorganization and spin-off. Income attributable to the parent company in the Brookfield Carve-out financial statements has been presented as net income attributable to partners in the pro forma statement of income and adjusted for the impact of the dividends on preferred shares issued by the Holding Entities.

(e)	General Growth Properties (“GGP”) Tax Adjustments

The Brookfield Carve-out financial statements include income tax expense in respect of Brookfield’s investment in GGP of $51 million that is derecognized in the pro forma financial statements as, following the reorganization, the investment in GGP will be held by Holding Entities that are flow-through entities for tax purposes and, therefore, not subject to tax on the earnings from the investment in GGP.

(f)	Management Fees

Reflects a charge of $50 million, together with the associated tax effect of $6 million, for the year ended December 31, 2011, which is an estimate of the annual management fee that would be paid by the company to a subsidiary of Brookfield for services rendered in connection with a Master Services Agreement, based on an annual base management fee of $50 million (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014) plus an amount each quarter equal to 0.3125% of the amount by which the company’s total capitalization value at the end of the quarter exceeds an initial reference value determined at the closing of the spin-off (which excess is assumed to be zero for purposes of the adjustment). This adjustment does not reflect public company costs which management expects will be approximately $5 million per year.